Form 10-K, Exhibit 13
period 1994-01-31
VARLEN CORP
filed 1994-04-22
CIK 103071

                               VARLEN CORPORATION








                                                                          ______
                                                                          ANNUAL
                                                                          REPORT
                                                                          1993









                                  MANUFACTURER
                                 OF ENGINEERED
                                    PRODUCTS

VARLEN AT A GLANCE

TRANSPORTATION PRODUCTS

[Graphic]

RAILROAD SHOCK ABSORPTION PRODUCTS including hydraulic cushioning, draft gears and elastomeric pads; hopper car outlet gates.

PRIMARY MARKETS:
Locomotive and railcar manufacturers, lessors, railroads, railcar maintenance facilities; mine, mill, off-highway vehicle manufacturers. Domestic and international markets.

[Graphic]

RAILROAD TRACK FASTENING SYSTEMS

PRIMARY MARKETS:

Railroads and track contractors. Domestic and international markets.

[Graphic]

TRUCK AND TRAILER HUBS. Aluminum permanent mold and die castings, fuel water separators and structural foam plastic parts.

PRIMARY MARKETS:

Class 8 trucks, over the road trailers and office equipment manufacturers.

[Graphic]

PRECISION HIGH VOLUME STAMPED METAL COMPONENTS and automatic transmission reaction plates.

PRIMARY MARKETS:

Original equipment automotive manufacturers and tier 1 suppliers to the automotive industry. After-market transmission rebuilders. Parts are found on cars, trucks and vans.

LABORATORY AND OTHER PRODUCTS

[Graphic]

CONSTANT TEMPERATURE APPLIANCES including waterbaths, incubators, ovens, autoclaves.

PRIMARY MARKETS:

Industrial, governmental, educational and clinical research and development laboratories. Markets worldwide.

[Graphic]

LABORATORY INSTRUMENTS for physical property analysis of petroleum products.

PRIMARY MARKETS:

Quality control analysis for oil refineries, petro-chemical plants, petroleum transporters and end users. Markets worldwide.

[Graphic]

PROCESS INSTRUMENTS For physical property analysis of petroleum products.

PRIMARY MARKETS:

Quality control and process analysis for oil refineries, petro-chemical plants, petroleum transporters and end users. Markets worldwide.

[Graphic]

FABRICATED TUBULAR STEEL PRODUCTS.

PRIMARY MARKETS:

Household, institutional and juvenile furniture manufacturers, lawn and garden and toy manufacturers.

FINANCIAL HIGHLIGHTS


VARLEN CORPORATION AND SUBSIDIARIES
- -------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                    1993(a)             1992(a)              1991(a)
- -------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net Sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $291,908            $266,054             $230,517
Earnings Before Cumulative Effect of Change in
  Accounting Principle . . . . . . . . . . . . . . . . . . . . . . . .    10,766               7,668                3,444
Cumulative Effect of Change in Accounting Principle  . . . . . . . . .        --              (1,351)                  --
Net Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,766               6,317                3,444
Earnings Before Cumulative Effect of Change in
  Accounting Principle as a Percent of Sales . . . . . . . . . . . . .      3.7%                2.9%                 1.5%
Return on Average Stockholders' Equity . . . . . . . . . . . . . . . .     18.0%                8.5%                 4.8%
Capital Expenditures . . . . . . . . . . . . . . . . . . . . . . . . .    11,240               9,567                7,949
Depreciation and Amortization  . . . . . . . . . . . . . . . . . . . .    12,901              11,940               11,244
- -------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Working Capital  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $49,046             $39,570              $38,632
Net Property, Plant and Equipment  . . . . . . . . . . . . . . . . . .    52,867              54,779               58,436
Total Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    72,820              74,679               63,261
Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . .    63,644              53,788               73,031
Senior Debt as a Percent of Total Capitalization . . . . . . . . . . .      2.8%               58.1%                46.4%
Total Debt as a Percent of Total Capitalization  . . . . . . . . . . .     53.4%               58.1%                46.4%
- -------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Primary:
  Earnings from Operations Before Cumulative
     Effect of Change in Accounting Principle. . . . . . . . . . . . .     $2.18               $1.15                $0.51
  Net Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2.18                0.95                 0.51
Fully Diluted:
  Earnings from Operations Before Cumulative
    Effect of Change in Accounting Principle . . . . . . . . . . . . .      1.90                1.15                 0.51
  Net Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1.90                0.95                 0.51
Dividends Declared . . . . . . . . . . . . . . . . . . . . . . . . . .      0.40                0.40                 0.40
Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . .     13.13               11.33                10.84
- -------------------------------------------------------------------------------------------------------------------------

(a) Throughout this report the years ended January 31, 1994, 1993 and 1992 are referred to as 1993, 1992, and 1991, respectively. The per share data in 1991 and 1992 reflect restatement for a 3 for 2 stock split effected in the form of a stock dividend in 1993.


1993 SEGMENT RESULTS

1993 NET SALES
by Segment

Laboratory and
Other Products
24.8%

Transportation
Products
75.2%

[Graphic]

1993 OPERATING PROFIT
by Segment

Laboratory and
Other Products
6.6%

Transportation
Products
93.4%

[Graphic]

NET SALES

[Graphic]

FULLY DILUTED E.P.S. FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE
[Graphic]

LETTER TO OUR SHAREOWNERS AND ASSOCIATES

Varlen had an active and very successful year in fiscal 1993. We enjoyed record sales and earnings, significantly strengthened our balance sheet and provided for financial and operating flexibility that will allow for continued growth. One of our key goals - increasing investor value - was achieved as Varlen generated an 18 percent return on stockholders' equity and an 11 percent return on invested capital. Varlen's stock price reached record levels during the year, ending 34 percent higher than on January 31, 1993.

RECORD RESULTS
Net income for fiscal 1993 increased 40 percent on a 10 percent increase in sales, demonstrating Varlen's excellent operating leverage. Record sales of $292,000,000 generated record net income of $10,766,000, or $1.90 per share on a fully diluted basis. This compares very favorably to prior year results when Varlen had sales of $266,000,000, earnings before the cumulative effect of a change in accounting principle of $7,668,000, and earnings per share of $1.15.
     For the fourth quarter, sales increased 4 percent to $68,632,000. Net income grew by 31 percent to $2,100,000, or $.37 per share (fully diluted).

RESULTS OF OPERATIONS
Led by the large truck/trailer and automotive markets, Varlen's transportation segment increased operating earnings 47 percent on a 20 percent increase in sales. Strong market recovery, increased penetration and new products all contributed to the success of this group. The benefits of continuous improvement programs and increased volume had a dramatic impact on operating margins, in spite of unrelenting pressure on selling prices.
     Sales in Varlen's laboratory products segment contracted 13 percent in 1993 and operating income fell 60 percent. The decrease in earnings resulted from the following charges and costs taken at our research laboratory appliance business. In the first quarter, costs and losses of $633,000 before income taxes, were incurred relating to the sale of a facility. In the third quarter, a special pre-tax charge of $2,000,000 was taken as a result of actions, including resizing, which were designed to return this operation to profitability.
     On a more positive note, improved operating results from Varlen's petroleum instrument business and tubular products company demonstrated the ability of these businesses to perform well in weak markets.

STRENGTHENED BALANCE SHEET
During the year, the following financial transactions occurred:

- - Sold $69,000,000 of convertible subordinated debentures with a coupon rate of
6.5 percent, convertible into Varlen common stock at $27.33 per share.

- - Secured an $80,000,000 revolving credit agreement that is more flexible than the one it replaced.

- - Generated $21,100,000 in cash from operations that was used to pay down $11,100,000 in high fixed interest rate debt, to acquire a small petroleum instrument company for $5,400,000 and to fund capital investment.

- - A record level of capital expenditures of $11,200,000 (depreciation $10,300,000) was used principally for cost reductions, quality programs and capacity increases. For 1994,

[Photograph]

ERNEST H. LORCH AND RICHARD L. WELLEK.

capital expenditures are budgeted at approximately $13,100,000 (depreciation $11,400,000).
     Varlen ended the year with $5,200,000 in cash and short-term investments, and no debt outstanding under the revolving credit agreement. Our strengthened balance sheet will allow us to continue our strategic objective - growing our core businesses through internal expansion and by complimentary acquisitions.

STRATEGY FOR GROWTH
Varlen has grown over the years by both internal expansion and acquisition. Whenever possible, we foster internal growth in all our core businesses by a heavy commitment to product development, global market share gains and continuous improvement programs aimed at lowering costs and improving quality. We will also continue to support strategic growth by acquiring businesses that enhance or expand our capabilities in core markets.
     The reverse side of our plan for focused growth is the shedding of under-performing assets. Operations that do not compliment our core markets or do not meet minimum financial targets will be divested or liquidated.

OUTLOOK
A year ago we commented that Varlen was well-positioned and prepared for the economic recovery that is now underway. Some of our markets were stronger than we anticipated in 1993, while others were weaker. As we begin 1994, we remain very optimistic about the future, but are not relaxing because of last year's excellent results. As we look ahead, we see many opportunities both domestically and internationally. But even with the economic climate improving, operating a business will not become easier. Global competition, rising raw material prices and customers' increased demands for better quality at lower prices will mean that Varlen will have to quicken its already lively pace of product development and continuous improvement programs.
     We anticipate further growth of our transportation segment as the large truck/trailer, light vehicle and railroad markets remain strong. Sales of passenger vehicles are expected to grow five to seven percent in 1994. While the sales of large trucks may soften slightly from their high levels during 1993, we are planning for higher demand for our large-truck products because of increased penetration of that market. The railroad industry is coming off of a record level of revenue ton miles in 1993 and, if industrial production continues to expand, another record could be set in 1994.
     Our outlook for the laboratory products segment is cautiously optimistic. Varlen's petroleum instrument businesses are positioned to improve on last year's good performance because of new products and increased market penetration, in spite of stagnant demand due to low oil prices. Research and development funds at pharmaceutical companies and life science research institutions will remain weak in 1994. As a result of the actions taken in 1993, the research laboratory appliance business should be able to operate at least at break- even levels, even if market demand does not increase. New customers, new products and the benefit of last year's cost reduction programs should allow our tubular products business to improve in 1994.
     All-in-all, your company is strong and well positioned for another year of growth. On behalf of our management team and the Company's board of directors, we extend our sincere appreciation for the support of our shareowners, the dedication and hard work of our employees, and the loyalty of our customers and suppliers.

Ernest H. Lorch
Chairman of the Board

Richard L. Wellek
President and Chief Executive Officer

March 7, 1994

NET EARNINGS

[Graphic]

RETURN ON AVERAGE STOCKHOLDERS' EQUITY

[Graphic]

TOTAL DEBT TO CAPITALIZATION

[Graphic]

BOOK VALUE PER SHARE

[Graphic]

THE VARLEN MISSION

Varlen's primary objective is to increase the long-term value of its shareowners' investment. This will be achieved by building upon our employees' creativity and their commitment to serving customers better and more efficiently than our competitors do in the markets where Varlen chooses to compete.
     Varlen will invest resources in selected industrial markets where it has, or can obtain, a leadership position; we will redeploy resources from markets where we cannot. We will continue to enhance our global presence. Varlen's engineered products for the niche markets in which it participates are characterized by differentiable process technology employed in their manufacture and/or superior performance attributes. Our dedication to continuous improvement will be unrelenting.



REVIEW OF OPERATIONS

TRANSPORTATION PRODUCTS

With a recovering economy and significant new programs, the Transportation segment posted record revenues and earnings in 1993, and outperformed its markets.
     The North American heavy-duty truck and trailer markets substantially outpaced the economic recovery in 1993, and ended the year with manufacturer backlogs strong enough to maintain high production schedules through the first half of 1994. With strong demand from Freightliner and Paccar - Class 8 truck market leaders and our largest customers in this industry - Varlen's sales to this market increased approximately 30 percent. The ability to actively support our customers' development engineering initiatives led to breakthrough programs to fuel growth and more than offset lower selling prices. We also significantly increased the penetration of our proprietary aluminum hubs in the

[Photograph]

Left to right: George W. Hoffman, Group Vice President, Raymond A. Jean, Executive Vice President and Chief Operating Officer.

[Photograph]

trailer market. As truckers continuously push to increase their payload capacity and reduce operating expenses, demand increases for our lightweight aluminum and plastic components. Although these markets may pull back slightly in the second half as pent-up replacement demand is satisfied, further penetration gains should allow us to keep growing during 1994.
     North American light vehicle production rebounded sharply in 1993 to 13.6 million vehicles, up approximately 13 percent over 1992. With light trucks and sport utility vehicles, a strong portion of the market for us, capturing a larger share of industry sales - Varlen sales increased approximately 17 percent. The industry entered 1994 with considerable momentum, and most analysts are forecasting growth of about 7 percent. Based upon this industry growth and the start-up of new programs with which we are associated, we expect to again outperform the market in 1994. In the face of selling price erosion, accelerating the pace of process improvement and other manufacturing engineering productivity initiatives remains a business imperative.

TRANSPORTATION PRODUCTS

NET SALES
TRANSPORTATION PRODUCTS

[Graphic]

OPERATING PROFIT
TRANSPORTATION PRODUCTS

[Graphic]

[Photograph]

VARLEN IS THE LEADING MANUFACTURER OF ALUMINUM AXLE HUBS FOR HEAVY DUTY TRUCKS AND TRAILERS.

THE LATEST ENGINEERING TECHNIQUES ARE USED TO SPEED NEW PRODUCT DEVELOPMENT.

     Railroads have become a far more productive industry by hauling more freight with fewer employees, trains and miles of track, and their resurgence bodes well for Varlen's sales growth in this market. Revenue ton-miles increased
3.1 percent in 1993, while Varlen's sales to this industry increased approximately 10 percent. Additional growth is anticipated in 1994 with new car builds and aftermarket demand for shock control devices projected to increase. Our nation's railroads are placing a stronger focus on their customers' needs, and to do so requires improved and more reliable rolling stock and track beds. Varlen's technology leadership across its product lines enables it to provide customers with the products they require for continued growth. Also, we will continue an aggressive program of strengthening our international reach by introducing five new products for the European market.

LABORATORY AND OTHER PRODUCTS

     In 1993, a weak market for constant temperature appliances used by R&D laboratories and slightly reduced sales of tubular components coupled with flat sales to the petroleum industry caused a decline in sales in this segment.

[Photograph]

LABORATORY AND OTHER PRODUCTS

NET SALES
LABORATORY AND OTHER PRODUCTS

[Graphic]

OPERATING PROFIT
LABORATORY AND OTHER PRODUCTS

[Graphic]

     For 1994, continued low crude oil prices could have a dampening effect on the petroleum industry. However, if demand from Asia, the former Soviet Union and Eastern Europe remains strong, the U.S. economy strengthens, and with the full year impact of our latest acquisition in this market - Alcor - results should improve further. In addition, eight new or enhanced analyzers will be introduced for the petroleum industry in 1994. These products, for both in-process measurement and laboratory verification of the physical properties of petroleum products, are designed to increase our customers' productivity and improve quality control. We also plan to intensify our efforts toward strengthening our global distribution channel to this industry.
     The uncertainty surrounding health care, weak international markets, and the downsizing of the defense sector will continue to dampen demand for research laboratory equipment. Last year, we divested a facility and resized another to substantially lower its break-even point. With its lower cost position, an improved product offering, and new marketing programs, this unit is positioned to return to profitability.

[Photograph]

VARLEN'S HYDRAVLIC CUSHIONING PRODUCTS PROTECT FREIGHT CARS AND THEIR CARGO FROM HIGH IMPACT FORCES.

INSTRUMENTS TO TEST JET FUEL ARE MANUFACTURED BY ALCOR, VARLEN'S LATEST AQUISITION.

     Revenues at our tubular components business were down slightly in 1993 as demand in two market segments shifted away from metal tubing. However, by consolidating production into one facility, operating profits improved. During 1994, new products will be introduced, new customers added, and with the broad based improvement in the consumer markets we serve in this business, we anticipate substantially improved results.

OPERATING COMMITMENT

     Achieving continuous productivity gains through new/redesigned products, new processes, and involved people will be our key to sustained profitable growth in the 1990's. Varlen may serve mature markets, but with a customer driven, innovative attitude, we see many opportunities for Varlen to grow, both domestically and internationally.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
(YEAR ENDED JANUARY 31, 1994 (1993) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1993 (1992)

OVERVIEW
     The Company designs, manufactures and markets a diverse range of products in its transportation products and laboratory and other products business segments. These products are marketed to the railroad, heavy duty truck and trailer and automotive industries, as well as to the life sciences research, petroleum and consumer products industries. The demand for the Company's products is affected by economic conditions in the United States and internationally. The Company's manufacturing operations have a significant fixed cost component. Accordingly, during periods of changing product demand the profitability of many of the Company's operations will change proportionately more than revenues of such operations.

OPERATIONS
     The Company's sales for fiscal 1993 were $291.9 million, up $25.8 million or 9.7% from sales of $266.1 million in 1992. Sales increased in the transportation segment where all businesses exceeded prior year, but declined in the laboratory and other products segment.
     Net earnings were $10.8 million or $2.18 per share on a primary basis and $1.90 on a fully diluted basis. This represented a 40.4% increase over the $7.7 million or $1.15 per share on a primary and fully diluted basis before the cumulative effect of a change in accounting principle in 1992. Net earnings in 1992 were $6.3 million or $.95 per share on both a primary and fully diluted basis after reflecting an after tax charge of $1.4 million to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions".
     Third quarter 1993 results included a special pre-tax charge of $2.0 million ($1.1 million after tax) taken against the Company's research laboratory appliance products operation. The impact of this charge on net earnings per share was $.22 on a primary basis and $.15 on a fully diluted basis. The charge reflects costs incurred in connection with a work force reduction, installation of a new management team, valuation of certain inventory and other realignments designed to resize this unit and return it to profitability.
     Per share amounts in 1993 were positively affected by the repurchase of approximately 30% of the Company's outstanding common stock from its founding stockholder in January, 1993.

TRANSPORTATION PRODUCTS
     Transportation products revenues increased 20% to $219.5 million, as compared to $182.9 million in 1992. All operating units in this segment had higher sales than during the prior year's period, as a result of increased customer demand and new products. Operating profit was $27.9 million (12.7% of segment sales) a 47% increase over the $19.0 million (10.4% of segment sales) during 1992. Cost reduction programs and higher product sales resulted in improved plant utilization and increased profitability.
     Heavy duty truck and trailer industry sales were substantially higher in the 1993 period than in the prior year, and the Company benefitted from this improvement. In addition, the Company benefitted as its largest heavy duty truck customer maintained its number one market share position during 1993. Automotive industry sales, particularly light truck sales, increased during 1993 over the year earlier period, as did sales at the Company's automotive parts operation. The Company also benefitted from a full year of production of a popular new platform of automobiles by its second largest automotive customer. Demand for the Company's railroad products increased as railroad revenue ton miles and new freight car builds increased over 1992. Despite volume increases, the transportation products segment continued to experience sales price reductions.

LABORATORY AND OTHER PRODUCTS
     Sales in the laboratory and other products segment for 1993 declined to $72.4 million compared to $83.2 million in 1992. The decline in revenues in this segment occurred in the laboratory appliance business which provides products to life science research and development laboratories. The combination of the European recession, delays in releasing government funding and uncertainty about health care legislation depressed demand for

[Photograph]

RICHARD A. NUNEMAKER
VICE PRESIDENT, FINANCE AND CFO

equipment used in life science research. Additionally, a small laboratory appliance facility that had sales of approximately $9.5 million in 1992 was sold at the beginning of the second quarter of 1993. Sales elsewhere in the segment were similar year to year.
     Operating profit for the laboratory and other products segment decreased to $2.0 million (2.7% of segment sales) compared to $4.9 million (5.9% of segment sales) in the prior year's period. Operating profit in 1993 was affected by the previously discussed $2.0 million charge taken against the research laboratory products operation. Additionally, in the first quarter of 1993, operating profits included $.6 million of pre-tax costs and losses related to the operation and disposition of the small laboratory products facility discussed above. Improved profits at the tubular metal goods and petroleum analysis instrument business in 1993 were more than offset by operating losses at the laboratory appliance operation. During 1993, foreign currency fluctuations had a $1.1 million negative impact on segment sales and a $.2 million negative impact on operating profit compared to 1992.

COST OF SALES
     Consolidated gross margin increased to 24.0% in 1993 from 23.8% in 1992. The transportation products segment gross margin increased. This increase resulted from increased sales and lower operating costs due to ongoing cost reduction programs partially offset by selling price reductions particularly in the railroad products business which had a declining gross margin as a percentage of sales. The gross margin of the laboratory and other products segment declined to 27.4% during 1993 compared to 27.6% in the prior year. The laboratory appliance business had a lower gross margin in 1993 due to the $2.0 million charge previously discussed. However, at the petroleum analysis instrument operations, gross margin as a percent of sales increased. During 1993, raw material costs in both segments were relatively unchanged except for a decrease in aluminum prices and increases in most steel products, particularly in the latter part of the year.

SELLING, GENERAL AND ADMINISTRATIVE
     Selling, general and administrative expenses of $45.1 million in 1993 as a percentage of sales were 15.5%, down from the 1992 level of 16.6% of sales. In the transportation products segment, selling, general and administrative expenses as a percent of sales declined versus 1992 due to increased sales while the dollar amount of these expenses increased approximately 4.7%. In the laboratory and other products segment, selling, general and administrative expenses as a percent of sales increased during 1993 compared to 1992 principally as a result of the $2.0 million charge at the laboratory appliance business.

INTEREST EXPENSE AND INCOME TAXES
     Gross interest expense for 1993 was $6.3 million compared to $4.9 million for the prior year's period. Interest expense reflected lower interest rates on higher average borrowings. During the fourth quarter of 1992, the Company increased its borrowings to finance a repurchase of approximately 30% of its common stock from its founding stockholder.
     Income taxes were provided at an effective rate of 42.5% in 1993 and 46.7% in 1992. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations and state income taxes. The effective tax rate declined in 1993 principally as a result of higher consolidated pre-tax earnings and a reduction in the statutory tax rates in Germany offset partially by United States statutory tax rate increases.

FOURTH QUARTER
     Sales for the fourth quarter of 1993 were $68.6 million, up 3.8% from the $66.1 million reported in 1992. Sales in the transportation products segment increased as strong customer demand in the heavy duty truck and automotive industries continued, while sales in the laboratory and other products segment were down principally as the result of the sale of the previously discussed facility in 1993.
     Net earnings were $2.1 million or $.41 per share primary ($.37 fully diluted) in 1993's fourth quarter compared to $1.6 million or $.25 per share in the year ago period. In 1993, the laboratory and other products segment's profitability increased principally due to lower operating losses at the laboratory appliance and tubular metal goods operations. In the transportation products segment, operating profit was flat as the heavy duty truck and automotive operating profit increases were offset by lower earnings at the railroad businesses. Interest expense increased due to higher average borrowings resulting in earnings before income taxes being flat year to year. The effective income tax rate in the fourth quarter of 1993 was significantly lower than in the 1992 period.

CAPITAL RESOURCES AND LIQUIDITY
     During the three year period ended January 31, 1994, the Company generated $55.8 million of cash from operating activities. As of January 31, 1994, the Company's working capital was $49.0 million, its total assets were $186.3 million, its total debt, excluding current portion, was $72.7 million and its stockholders' equity was $63.6 million.
     Investing activities during the three year period ended January 31, 1994 included capital expenditures of $28.8 million. These expenditures were primarily for machinery and equipment to support new products and to improve operating efficiency. At January 31, 1994 the Company did not have any material commitments for capital expenditures. During the second quarter of 1993, a small facility was sold for cash plus an interest bearing note.
     On May 27, 1993, the Company publicly issued $60 million of its 6.5% Convertible Subordinated Debentures Due 2003, the proceeds of which were used to reduce indebtedness under the revolving credit facility. On June 18, 1993, an additional $9 million of the same debentures were issued pursuant to an over-allotment option granted to the underwriter of the debentures. To support its investing activities, the Company entered into a new $80 million revolving credit agreement in the fourth quarter of 1993 which expires on December 6, 1997. This credit facility will be used by the Company as the principal source of acquisition funding. At January 31, 1994, the Company had no debt outstanding under this credit facility. The percentage of debt to total capitalization at January 31, 1994 was 53.4%, down from 58.1% at January 31, 1993. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs, capital expenditures and scheduled debt repayments.

RESULTS OF OPERATIONS
(YEAR ENDED JANUARY 31, 1993 (1992) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1992 (1991)
     Sales for 1992 were $266.1 million, up $35.6 million or 15.4% from 1991 sales of $230.5 million. Sales increased in both business segments with the transportation products segment accounting for most of the revenue increase. Sales in all transportation products businesses and certain laboratory and other products businesses exceeded the prior year.
     Earnings before the cumulative effect of a change in accounting principle were $7.7 million or $1.15 per share for 1992, a 123% increase over the prior year's results of $3.4 million or $.51 per share. Following the trend in revenues, the transportation products segment had a significant improvement in operating profit while the profit increase in the laboratory and other products segment was marginal. Net earnings in 1992 were $6.3 million or $.95 per share after reflecting an after tax charge of $1.4 million to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The impact of this Statement is further discussed in note 11 to the consolidated financial statements.
     Transportation products revenues were $182.9 million, a 22.8% increase over the prior year's revenues of $148.9 million. All operating units in this segment had higher sales than during the prior year's period, primarily as a result of increased customer demand. Additionally, all units introduced new products during the year. Operating profit for 1992 increased 51.8% to $19.0 million (10.4% of segment sales) compared to $12.5 million (8.4% of segment sales) in the 1991 period, as higher product sales resulted in improved plant utilization and increased profitability.
     Railroad revenue ton miles and car loadings increased during 1992, which spurred demand for the Company's railroad products. Sales of products for new rail cars and aftermarket sales for refurbishing existing rail cars increased compared to the prior year. Heavy duty truck and trailer industry sales were also higher than in the prior year and the Company benefitted from this improvement. In addition, the Company benefitted as its largest heavy duty truck customer continued to gain market share during this period. Automotive sales, particularly light truck sales, increased during this period over the year earlier period, as did sales at the Company's automotive parts operations. Despite volume increases, the transportation products segment was not able to increase selling prices, and in some cases experienced price reductions.
     Sales in the laboratory and other products segment were $83.2 million, a 1.9% increase over 1991. A revenue decline in the Company's tubular steel components operation was offset by increased laboratory products sales. Comparing 1992 to 1991, currency fluctuations resulted in an increase in sales and operating profit within this segment of approximately $1.0 million and $175,000, respectively.
     Operating profit for the laboratory and other products segment in 1992 increased 1.5% to $4.9 million (5.9% of segment sales) compared to $4.8 million (5.9% of segment sales) in the prior year. The Company's laboratory appliance operations benefitted from the Company's program to rationalize the manufacturing processes of these operations, resulting in better plant utilization despite lower customer demand in the last half of the year. In 1991, the Company combined production from a plant acquired in 1990 with its existing laboratory appliance operations and vacated the acquired facility, which was sold in March 1992. The Company's petroleum analysis instrument operations had lower operating profit compared to the prior year because of increased product development and engineering costs, partially offset by foreign currency translation gains. Operating profit at the tubular steel components operation declined, yet remained profitable.
     Consolidated gross margin increased to 23.8% in 1992 from 21.9% in 1991. This increase was broad based across most businesses in both business segments; however, the transportation products segment provided the majority of this increase. In 1992, the Company's consolidated gross margin was positively affected by increased sales and lower operating costs which resulted from the Company's ongoing cost reduction programs. In the laboratory and other products business segment, the improved plant utilization and rationalization of manufacturing processes discussed above positively affected full year gross margins, although in the fourth quarter laboratory apparatus margins declined due to lower plant throughput. Hourly labor rates in 1992 were not significantly higher than those in 1991. Raw material costs were relatively unchanged from the prior year's period, with the exception of aluminum prices which decreased approximately 8%. However, near the end of 1992, lead times from vendors for certain raw materials increased, which often is followed by price increases.
     Selling, general and administrative expenses in 1992 as a percentage of sales were 16.6% compared to 16.3% in the prior year. During the fourth quarter the Company expensed costs incurred with an unsuccessful 1992 primary and secondary public offering of common stock. Despite a 22.8% revenue increase, selling, general and administrative expenses of the transportation products segment as a percent of sales were essentially unchanged and did not decline due to several factors. The railroad products businesses incurred increased expenses in support of product and market development, particularly related to developing products for international markets. The Company's automotive parts operation incurred costs during this period as it replaced its independent sales representatives with a direct sales force. Within the laboratory and other products segment, selling, general and administrative expenses as a percent of sales were up as a result of increased expenditures for product development and engineering in the Company's petroleum analysis instrument operations and costs to be incurred in the closure of a small manufacturing facility producing steel tubing.
     Gross interest expense for 1992 was $4.9 million compared to $5.8 million in the prior year. Interest expense declined due to lower borrowings, reduced domestic interest rates and less dependence on higher rate deutschemark-denominated debt.
     Income taxes were provided at an effective rate of 46.7% for 1992 compared to 53.0% in 1991. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations and state income taxes.

BOARD OF DIRECTORS

ERNEST H. LORCH, AGE 61 -
*Of Counsel to Whitman Breed Abbott &
Morgan, Attorneys
Director of EnviroSource, Inc.
Director of Tyler Corporation

RUDOLPH GRUA, AGE 65 +
*President, Chief Executive Officer and Director of General Binding Corporation

L. WILLIAM MILES, AGE 60 -
*Vice President for Administration, Fairfield University, Connecticut

GREG A. ROSENBAUM, AGE 41 -  +
*President, Palisades Associates, Inc.
Director of Richey Electronics, Inc.

THEODORE A. RUPPERT, AGE 63 +
*General Partner, Village Development Chairman of Pioneer Bank and Trust and Director of Glaize Development

RICHARD L. WELLEK, AGE 55
*President and Chief Executive Officer

*    Principal Occupation
+    Member Audit Committee
- -    Member Compensation Committee


OFFICERS

ERNEST H. LORCH, AGE 61
Chairman (1985); B.A. Middlebury College; J.D. University of Virginia

RICHARD L. WELLEK, AGE 55
President and Chief Executive Officer (1983); Formerly Group Executive -- Metals
(1983); National Metalwares, Inc. subsidiary (1968-1983); President (1980-1983); Executive Vice President, Chief Operating Officer (1977-1980); Vice President (1972-1977); B.S. Industrial Management University of Illinois

RAYMOND A. JEAN, AGE 51
Executive Vice President and Chief Operating Officer (1993); Group Vice President (1988-1992); Formerly Pneumo/Abex Corp., Vice President -- Fluid Power Group (1987-1988); President Railroad Products Division (1987); Vice President and General Manager Trackwork Division (1983-1987); B.S. Engineering Physics University of Maine; MBA University of Chicago

GEORGE W. HOFFMAN, AGE 53
Group Vice President (1990); President Keystone Railway Equipment Company subsidiary (1984); Formerly Executive Vice President, Vice President Operations (1979-1984); Director of Manufacturing NL Industries, Titanium Pigment Division (1976-1979); B.S. Chemical Engineering University of Pittsburgh

RICHARD A. NUNEMAKER, AGE 45
Vice President, Finance and Chief Financial Officer (1991); Vice President, Controller (1987); Corporate Controller (1986); Formerly Diversifoods, Inc. Vice President and Controller (1984-1986); Esmark, Inc. Assistant Controller (1980-1984); B.S. Accountancy; M.A.S. University of Illinois, C.P.A.

STEPHEN A. MAGIDA, AGE 50
Secretary (1984);
Partner in the Law Firm of Dechert Price & Rhoads (1991); Partner in the Law Firm of Olwine, Connelly, Chase, O'Donnell & Weyher (1980-1991); B.S. Economics Wharton School; LL.B. Columbia Law School

GENERAL INFORMATION

GENERAL COUNSEL
Dechert Price & Rhoads
477 Madison Avenue
New York, New York 10022

TRANSFER AGENT
Harris Trust & Savings Bank
111 West Monroe Street
Chicago, Illinois 60690

INDEPENDENT AUDITORS
Deloitte & Touche
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601


SHARES LISTED
Varlen Corporation common stock is traded on the NASDAQ National Market under the symbol VRLN and its 6 1/2 percent convertible subordinated debentures are traded on the NASDAQ SmallCap Market under the symbol VRLNG.

INFORMATION CONTACT:
Richard A. Nunemaker
Vice President, Finance and Chief Financial Officer
55 Shuman Boulevard
P.O. Box 3089
Naperville, Illinois 60566-7089
(708) 420-0400

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10 a.m. (local time) Tuesday, May 24, 1994 at the Hyatt Lisle
1400 Corporetum Drive
Lisle, Illinois 60532

FORM 10-K:
Stockholders may obtain a copy of Form 10-K for the year ended January 31, 1994 as filed by the Company with the SEC without charge by addressing a written request to Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer, Varlen Corporation at the corporate office.

OPERATING DIVISIONS AND SUBSIDIARIES

[Logo]

ALCOR PETROLEUM INSTRUMENTS, INC.
San Antonio, Texas

[Logo]

CONSOLIDATED METCO, INC.
Portland, Oregon
Cashiers, North Carolina
Clackamas, Oregon
Monroe, North Carolina

[Logo]

WALTER HERZOG GMBH
Lauda, Germany (2)

[Logo]

KEYSTONE RAILWAY
EQUIPMENT COMPANY
Camp Hill, Pennsylvania
McPherson, Kansas

[Logo]

MEANS INDUSTRIES, INC.
Saginaw, Michigan
Melvindale, Michigan
Vassar, Michigan

[Logo]

NATIONAL METALWARES, INC.
Aurora, Illinois

[Logo]

PRECISION SCIENTIFIC
PETROLEUM INSTRUMENTS
COMPANY
Bellwood, Illinois

[Logo]

PRECISION SCIENTIFIC, INC.
Chicago, Illinois

[Logo]

UNIT RAIL ANCHOR COMPANY
Atchison, Kansas

[Logo]

VARLEN CORPORATION
55 Shuman Blvd.
P.O. Box 3089
Naperville, Illinois 60566-7089
(708) 420-0400

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


SUMMARY OF OPERATIONS
VARLEN CORPORATION AND SUBSIDIARIES


- -------------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           1993          1992*         1991*         1990*         1989*
- -------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS:
- -------------------------------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . .  $291,908      $266,054      $230,517      $242,786      $226,741
                                                              --------      --------      --------      --------      --------
Earnings from continuing operations
  before income taxes  . . . . . . . . . . . . . . . . . . .    18,723        14,374         7,334        10,213        17,847
Income tax expense . . . . . . . . . . . . . . . . . . . . .     7,957         6,706         3,890         4,528         7,552
                                                              --------      --------      --------      --------      --------
Earnings from continuing operations before
  cumulative effect of change in accounting principle  . . .    10,766         7,668         3,444         5,685        10,295
Discontinued operations less applicable income taxes . . . .        --            --            --            --           288
Cumulative effect of change in accounting principle  . . . .        --        (1,351)           --            --        (1,813)
                                                              --------      --------      --------      --------      --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .  $ 10,766      $  6,317      $  3,444      $  5,685      $  8,770
                                                              --------      --------      --------      --------      --------
                                                              --------      --------      --------      --------      --------
- -------------------------------------------------------------------------------------------------------------------------------
Gross profit as a percent of sales . . . . . . . . . . . . .     24.0%         23.8%         21.9%         22.0%         22.5%
Earnings from continuing operations before cumulative effect
  of change in accounting principle as a percent of sales. .      3.7%          2.9%          1.5%          2.3%          4.5%
- -------------------------------------------------------------------------------------------------------------------------------
Effective tax rate for continuing operations before
  cumulative effect of change in accounting principle. . . .     42.5%         46.7%         53.0%         44.3%         42.3%
- -------------------------------------------------------------------------------------------------------------------------------
Per share data--primary:
  Earnings from continuing operations before cumulative
   effect of change in accounting principle  . . . . . . . .  $   2.18      $   1.15      $   0.51      $   0.84      $   1.53
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .      2.18          0.95          0.51          0.84          1.30
Per share data--fully diluted:
  Earnings from continuing operations before cumulative
   effect of change in accounting principle  . . . . . . . .      1.90          1.15          0.51          0.84          1.53
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .      1.90          0.95          0.51          0.84          1.30
Dividends declared . . . . . . . . . . . . . . . . . . . . .      0.40          0.40          0.40          0.40          0.40
- -------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares-primary  . . . . . . . . .     4,947         6,678         6,738         6,734         6,728
Weighted average number of shares-fully diluted. . . . . . .     6,663         6,678         6,738         6,734         6,728
- -------------------------------------------------------------------------------------------------------------------------------


SUMMARY OF FINANCIAL CONDITION
VARLEN CORPORATION AND SUBSIDIARIES


- -------------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           1993          1992*         1991*         1990*         1989*
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
- -------------------------------------------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . . . . . . . . . . . .  $186,264      $180,666      $182,279      $185,081      $156,351
- -------------------------------------------------------------------------------------------------------------------------------
Working capital  . . . . . . . . . . . . . . . . . . . . . .  $ 49,046      $ 39,570      $ 38,632      $ 38,120      $ 36,615
  Ratios:
    Current assets to current liabilities  . . . . . . . . .     2.4/1         1.9/1         2.0/1         2.0/1         2.2/1
    Average inventory turnover . . . . . . . . . . . . . . .       6.1           5.7           5.0           5.1           5.6
    Average accounts receivable turnover . . . . . . . . . .       8.1           7.5           7.3           8.0           8.5
- -------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment  . . . . . . . . . . . . .  $ 52,867      $ 54,779      $ 58,436      $ 59,576      $ 50,360
Capital expenditures . . . . . . . . . . . . . . . . . . . .    11,240         9,567         7,949         8,177         8,928
Depreciation . . . . . . . . . . . . . . . . . . . . . . . .    10,295         9,488         8,794         7,766         5,812
- -------------------------------------------------------------------------------------------------------------------------------
Debt:
  Senior debt  . . . . . . . . . . . . . . . . . . . . . . .  $  3,820      $ 74,679      $ 63,261      $ 68,543      $ 47,194
  Senior debt as a percent of total capitalization . . . . .      2.8%         58.1%         46.4%         48.7%         40.6%
  Total debt . . . . . . . . . . . . . . . . . . . . . . . .  $ 72,820      $ 74,679      $ 63,261      $ 68,543      $ 47,194
  Total debt as a percent of total capitalization  . . . . .     53.4%         58.1%         46.4%         48.7%         40.6%
- -------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity . . . . . . . . . . . . . . . . . . . .  $ 63,644      $ 53,788      $ 73,031      $ 72,075      $ 68,971
Stockholders' equity per share . . . . . . . . . . . . . . .     13.13         11.33         10.84         10.71         10.25
Return on average stockholders' equity . . . . . . . . . . .     18.0%          8.5%          4.8%          8.1%         13.8%
- -------------------------------------------------------------------------------------------------------------------------------

* The per share data and weighted average number of shares outstanding were restated for a 3 for 2 stock split effected in the form of a stock dividend in 1993.


CONSOLIDATED STATEMENTS OF EARNINGS


VARLEN CORPORATION AND SUBSIDIARIES                                                            YEAR ENDED JANUARY 31
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                    1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $291,908       $266,054       $230,517
  Cost of sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    221,988        202,829        180,000
                                                                                       --------       --------       --------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     69,920         63,225         50,517
  Selling, general and administrative expenses . . . . . . . . . . . . . . . . . . .     45,087         44,021         37,557
                                                                                       --------       --------       --------
Earnings before interest and income taxes  . . . . . . . . . . . . . . . . . . . . .     24,833         19,204         12,960
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (6,332)        (4,867)        (5,805)
  Interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        222             37            179
                                                                                       --------       --------       --------
Earnings before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18,723         14,374          7,334
  Income tax expense (note 9)  . . . . . . . . . . . . . . . . . . . . . . . . . . .      7,957          6,706          3,890
                                                                                       --------       --------       --------
Earnings before cumulative effect of change in accounting principle  . . . . . . . .     10,766          7,668          3,444
Cumulative effect of change in accounting principle,
  net of income taxes of $808 (note 11). . . . . . . . . . . . . . . . . . . . . . .         --         (1,351)            --
                                                                                       --------       --------       --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 10,766       $  6,317       $  3,444
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
Weighted average number of shares--primary . . . . . . . . . . . . . . . . . . . . .      4,947          6,678          6,738
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
Weighted average number of shares--fully diluted . . . . . . . . . . . . . . . . . .      6,663          6,678          6,738
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
Primary earnings per share:
  Earnings before change in accounting principle . . . . . . . . . . . . . . . . . .   $   2.18       $   1.15       $   0.51
  Change in accounting principle . . . . . . . . . . . . . . . . . . . . . . . . . .         --          (0.20)            --
                                                                                       --------       --------       --------
    Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   2.18       $   0.95       $   0.51
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
Fully diluted earnings per share:
  Earnings before change in accounting principle . . . . . . . . . . . . . . . . . .   $   1.90       $   1.15       $   0.51
  Change in accounting principle . . . . . . . . . . . . . . . . . . . . . . . . . .         --          (0.20)            --
                                                                                       --------       --------       --------
    Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   1.90       $   0.95       $   0.51

                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
- -----------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                         Deferred                      Total
                                                           Additional                      stock                      stock-
                                                 Common      paid-in       Retained       compen-      Treasury      holders'
(IN THOUSANDS, EXCEPT PER SHARE DATA)             stock      capital       earnings       sation         stock        equity
- -----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1991  . . . . . . . .       $449       $12,139       $59,487        $   --        $   --       $72,075
Issuance of common stock under options . . .         --           127            --            --            --           127
Net earnings . . . . . . . . . . . . . . . .         --            --         3,444            --            --         3,444
Cash dividends ($.40 per share)  . . . . . .         --            --        (2,695)           --            --        (2,695)
Currency translation adjustments--unrealized         --            --            80            --            --            80
                                               --------      --------      --------      --------      --------      --------
Balance at January 31, 1992  . . . . . . . .        449        12,266        60,316            --            --        73,031
Issuance of common stock under options . . .          3           491            --            --            --           494
Net earnings . . . . . . . . . . . . . . . .         --            --         6,317            --            --         6,317
Cash dividends ($.40 per share)  . . . . . .         --            --        (2,499)           --            --        (2,499)
Purchase of 2,033 shares of
  common stock (note 14) . . . . . . . . . .         --            --            --            --       (23,155)      (23,155)
Currency translation adjustments--unrealized         --            --          (400)           --            --          (400)
                                               --------      --------      --------      --------      --------      --------
Balance at January 31, 1993  . . . . . . . .        452        12,757        63,734            --       (23,155)       53,788
Issuance of common stock under options . . .          1           309           (71)           --           892         1,131
Deferred incentive stock purchase plan . . .         --         2,577        (1,550)       (1,027)           --            --
Amortization of deferred stock compensation          --            --            --           103            --           103
Cash received on stock subscriptions . . . .         --            --           222            --            --           222
3 for 2 stock split (note 14)  . . . . . . .         30            --       (22,293)           --        22,263            --
Issuance of common stock for the purchase
  of business (note 2) . . . . . . . . . . .          2           497            --            --            --           499
Net earnings . . . . . . . . . . . . . . . .         --            --        10,766            --            --        10,766
Cash dividends ($.40 per share)  . . . . . .         --            --        (1,927)           --            --        (1,927)
Additional minimum pension liability . . . .         --            --          (194)           --            --          (194)
Currency translation adjustments--unrealized         --            --          (744)           --            --          (744)
                                               --------      --------      --------      --------      --------      --------
Balance at January 31, 1994  . . . . . . . .       $485       $16,140       $47,943        $ (924)       $   --       $63,644
                                               --------      --------      --------      --------      --------      --------
                                               --------      --------      --------      --------      --------      --------
- -----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
VARLEN CORPORATION AND SUBSIDIARIES                                              JANUARY 31
- --------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                    1994            1993
- --------------------------------------------------------------------------------------------------
Assets:
- --------------------------------------------------------------------------------------------------
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  5,168        $  1,292
  Accounts receivable, less allowance for doubtful
   accounts of $1,207 and $1,826 . . . . . . . . . . . . . . . . . . .      35,455          38,141
  Inventories (note 1):
   Raw materials . . . . . . . . . . . . . . . . . . . . . . . . . . .      12,594          12,416
   Work in process . . . . . . . . . . . . . . . . . . . . . . . . . .      13,228          13,440
   Finished goods  . . . . . . . . . . . . . . . . . . . . . . . . . .      11,245           9,389
                                                                          --------        --------
                                                                            37,067          35,245
                                                                          --------        --------
  Deferred and refundable income taxes . . . . . . . . . . . . . . . .       4,095           4,138
  Other current assets . . . . . . . . . . . . . . . . . . . . . . . .       2,621           2,458
  Net current assets of discontinued operations (note 3) . . . . . . .         169             246
                                                                          --------        --------
Total current assets . . . . . . . . . . . . . . . . . . . . . . . . .      84,575          81,520
                                                                          --------        --------
Property, plant and equipment (note 6):
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,008           3,624
  Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      22,465          23,575
  Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . .      81,227          72,446
                                                                          --------        --------
                                                                           106,700          99,645
  Less accumulated depreciation  . . . . . . . . . . . . . . . . . . .      53,833          44,866
                                                                          --------        --------
                                                                            52,867          54,779
                                                                          --------        --------
Goodwill and other intangible assets, less accumulated
  amortization of $12,491 and $10,123  . . . . . . . . . . . . . . . .      45,829          42,009
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,461           1,500
Net non-current assets of discontinued operations (note 3) . . . . . .         532             858
                                                                          --------        --------
                                                                          $186,264        $180,666
                                                                          --------        --------
                                                                          --------        --------
- --------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
- --------------------------------------------------------------------------------------------------
Current liabilities:
  Current maturities of long-term debt . . . . . . . . . . . . . . . .    $    122        $  3,731
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .      16,784          17,531
  Accrued expenses (note 7)  . . . . . . . . . . . . . . . . . . . . .      18,230          17,971
  Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . .         393           2,717
                                                                           -------         -------
Total current liabilities  . . . . . . . . . . . . . . . . . . . . . .      35,529          41,950
                                                                           -------         -------
Long-term debt:
  Convertible subordinated debentures  . . . . . . . . . . . . . . . .      69,000              --
  Other long-term debt . . . . . . . . . . . . . . . . . . . . . . . .       3,698          70,948
                                                                           -------         -------
Total long-term debt (notes 6 and 14)  . . . . . . . . . . . . . . . .      72,698          70,948
                                                                           -------         -------
Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . .       5,217           6,094
Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .       9,176           7,886
Stockholders' equity (notes 6, 12 and 14):
  Preferred stock, par value $1.00 per share; authorized
   500 shares, issuable in series; none issued . . . . . . . . . . . .          --              --
  Common stock, par value $.10 per share; authorized
   20,000 shares; issued: 4,846 (1/31/94) and 6,780 (1/31/93)                  485             452
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . .      16,140          12,757
  Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . .      47,943          63,734
  Deferred stock compensation  . . . . . . . . . . . . . . . . . . . .        (924)              -
  Common treasury stock at cost; 2,033 shares  . . . . . . . . . . . .           -         (23,155)
                                                                           -------         -------
Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . .      63,644          53,788
                                                                           -------         -------
                                                                          $186,264        $180,666
                                                                           -------         -------
                                                                           -------         -------
- --------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
VARLEN CORPORATION AND SUBSIDIARIES                                              YEAR ENDED JANUARY 31
- -----------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                            1994          1993         1992
- -----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
   Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 10,766      $  6,317      $ 3,444
   Adjustments to reconcile net earnings to net cash provided by continuing operating activities:
     Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . .    10,295         9,488        8,794
     Amortization  . . . . . . . . . . . . . . . . . . . . . . . . . .     2,606         2,452        2,450
     Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .      (570)         (726)         508
     Cumulative effect of change in accounting principle . . . . . . .        --         1,351           --
     Change in assets and liabilities net of effects from
      purchased and discontinued businesses:
       Accounts receivable, net  . . . . . . . . . . . . . . . . . . .     2,198        (5,080)      (2,999)
       Inventories . . . . . . . . . . . . . . . . . . . . . . . . . .    (3,054)       (1,797)       2,989
       Refundable income taxes . . . . . . . . . . . . . . . . . . . .       124         2,595       (2,689)
       Other current assets  . . . . . . . . . . . . . . . . . . . . .      (319)         (852)         142
       Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .       (76)        1,263          (10)
       Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . .     1,678         2,427         (722)
       Income taxes payable  . . . . . . . . . . . . . . . . . . . . .    (2,275)        2,846          153
       Other noncurrent assets . . . . . . . . . . . . . . . . . . . .    (1,906)         (283)         756
       Other noncurrent liabilities  . . . . . . . . . . . . . . . . .     1,290           959         (158)
                                                                        --------       -------      -------
         Total adjustments . . . . . . . . . . . . . . . . . . . . . .     9,991        14,643        9,214
                                                                        --------       -------      -------
         Net cash provided by continuing operating activities  . . . .    20,757        20,960       12,658
                                                                        --------       -------      -------
   Net cash provided by discontinued operations  . . . . . . . . . . .       316           563          520
                                                                        --------       -------      -------
     Net cash provided by operating activities . . . . . . . . . . . .    21,073        21,523       13,178
                                                                        --------       -------      -------
Cash flows from investing activities:
   Fixed asset expenditures  . . . . . . . . . . . . . . . . . . . . .   (11,240)       (9,567)      (7,949)
   Cost of purchased business  . . . . . . . . . . . . . . . . . . . .    (5,437)           --           --
   Sale of business  . . . . . . . . . . . . . . . . . . . . . . . . .     2,000            --           --
   Disposals and other changes in property, plant and equipment  . . .       298         3,514          244
                                                                        --------       -------      -------
     Net cash used in investing activities . . . . . . . . . . . . . .   (14,379)       (6,053)      (7,705)
                                                                        --------       -------      -------
Cash flows from financing activities:
   Proceeds from debt  . . . . . . . . . . . . . . . . . . . . . . . .    69,013        21,533        1,767
   Payments of debt  . . . . . . . . . . . . . . . . . . . . . . . . .   (70,659)      (11,532)      (4,711)
   Issuance of common stock under option plans . . . . . . . . . . . .       802           392           39
   Cash received on stock subscriptions  . . . . . . . . . . . . . . .       222            --           --
   Purchase of treasury stock  . . . . . . . . . . . . . . . . . . . .        --       (23,155)          --
   Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . . .    (1,927)       (2,499)      (2,695)
                                                                        --------       -------      -------
     Net cash used in financing activities . . . . . . . . . . . . . .    (2,549)      (15,261)      (5,600)
                                                                        --------       -------      -------
Effect of exchange rate changes on cash  . . . . . . . . . . . . . . .      (269)          416         (237)
                                                                        --------       -------      -------
Net increase (decrease) in cash  . . . . . . . . . . . . . . . . . . .     3,876           625         (364)
Cash at beginning of year  . . . . . . . . . . . . . . . . . . . . . .     1,292           667        1,031
                                                                        --------       -------      -------
Cash at end of year  . . . . . . . . . . . . . . . . . . . . . . . . .  $  5,168       $ 1,292      $   667
                                                                        --------       -------      -------
                                                                        --------       -------      -------
- -----------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Varlen Corporation and all subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

(b) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 79% of inventories. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $897,000 and $1,013,000 at January 31, 1994 and 1993, respectively.

(c) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the assets, which range from 3 to 45 years.

(d) INTANGIBLES: Goodwill is amortized on a straight-line basis over 40 years. The carrying amount of goodwill is evaluated annually to determine if adjustment to the amortization period or unamortized balance are warranted. Other intangible assets are amortized on a straight-line basis over their remaining useful lives.

(e) EARNINGS PER SHARE: Primary earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period plus common equivalent shares arising from stock incentive plans using the treasury stock method. For 1993, the computation of fully diluted earnings per share includes the weighted average number of shares that would have been issued upon conversion of the convertible debentures and the effect on net earnings for the reduction in the after-tax interest expense on the converted debentures.

2. ACQUISITIONS

On November 23, 1993, the Company acquired the petroleum analysis equipment and testing services division of San Antonio-based Alcor, Inc., a privately held company. The acquisition was made for $5.4 million in cash and $499,000 (19,550 shares) of Company common stock. The acquired business, which has annual revenues of approximately $4 million, designs, develops, manufactures and sells petroleum analysis equipment. It is also engaged in the testing of petroleum products in its laboratory and the sale of petroleum product reference samples. The acquired business will market its products and services under the name of Alcor Petroleum Instruments, Inc. The acquisition has been accounted for by the purchase method of accounting with the preliminary allocation of the excess of the purchase price over the fair value of the net assets acquired amortized over 40 years. The operating results of the business acquired has been included in the accompanying consolidated results of operations from the date of acquisition. This transaction was financed with cash on hand.

3. DISCONTINUED OPERATIONS AND DISPOSITIONS

The Company's Chrome Crankshaft Co. and Chrome Crankshaft Company of Illinois subsidiaries are held for sale. These businesses are treated as discontinued operations in the consolidated financial statements. Sale negotiations are currently in progress with a potential purchaser. No net gain or loss is anticipated upon disposition.

Revenues from discontinued operations were $5,215,000, $5,625,000, $5,511,000 and $7,827,000 in 1993, 1992, 1991 and 1990, respectively.

Earnings of the discontinued operations (credited to the reserve for discontinued operations) from the date of discontinuance to January 31, 1994 were $1,957,000 net of income taxes of $1,224,000 and include an interest expense allocation of $321,000.

In May 1993, the Company disposed of the assets and certain liabilities of Hotpack Corporation, its small laboratory products facility located in Philadelphia, Pennsylvania for $2,000,000 cash plus an interest bearing note. Sales of this facility were approximately $9,500,000 in 1992.

4. SUPPLEMENTARY CASH FLOW INFORMATION

- ----------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                        1993            1992           1991
- ----------------------------------------------------------------------------------------------------
Cash paid during the year for:
Interest . . . . . . . . . . . . . . . . . . .      $ 5,809          $4,834           $5,826
                                                    -------          ------           ------
                                                    -------          ------           ------
Income taxes (net) . . . . . . . . . . . . . .      $10,343          $1,860           $3,529
                                                    -------          ------           ------
                                                    -------          ------           ------
Purchase of business (note 2):
Fair value of assets acquired  . . . . . . . .      $ 6,240          $   --           $   --
Cash paid  . . . . . . . . . . . . . . . . . .       (5,437)             --               --
Common stock issued for purchase . . . . . .           (499)             --               --
                                                    -------          ------           ------
Liabilities assumed  . . . . . . . . . . . . .      $   304          $   --           $   --
                                                    -------          ------           ------
                                                    -------          ------           ------


5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of the Company's financial instruments at January 31, 1994 are as follows:

                                           Carrying         Fair
(IN THOUSANDS)                              Amount         Value
                                           --------        -----
Current maturities of
  long-term debt . . . . . . . . . . . .   $   122       $   122
                                           -------       -------
                                           -------       -------
Convertible subordinated
  debentures . . . . . . . . . . . . . .   $69,000       $80,751
Industrial revenue bonds
  and other debt . . . . . . . . . . . .     3,698         4,391
                                           -------       -------
    Total long-term debt . . . . . . . .   $72,698       $85,142
                                           -------       -------
                                           -------       -------

The carrying amounts for cash, accounts receivable, accounts payable and current maturities of long-term debt are reasonable estimates of their fair value. The fair value of the convertible subordinated debentures is its quoted market value. The fair value of industrial revenue bonds and other debt are estimated using discounted cash flow analysis and market rates for similar financial instruments.

6. LONG-TERM DEBT


Long-term debt at year end is comprised of the following
(in thousands):
- ------------------------------------------------------------------------
                                                       1993        1992
- ------------------------------------------------------------------------
6.5% Convertible Subordinated
  Debentures, Due 2003 . . . . . . . . . . .        $69,000     $    --
9.00% Series "B" Senior Notes. . . . . . . .             --      10,000
8.66% Series "C" Senior Notes. . . . . . . .             --       1,111
Revolving credit agreement
  deutschemark-denominated . . . . . . . . .             --       8,876
Revolving credit agreement
  U.S. dollar-denominated. . . . . . . . . .             --      50,700
Industrial revenue bonds and other debt  . .          3,820       3,992
                                                   --------    --------
                                                     72,820      74,679
Less current maturities. . . . . . . . . . .           (122)     (3,731)
                                                   --------    --------
Long-term debt . . . . . . . . . . . . . . .        $72,698     $70,948
                                                   --------    --------
                                                   --------    --------

During the second quarter of 1993, the Company issued $69,000,000 aggregate principal amount of 6.5% Convertible Subordinated Debentures Due 2003. These unsecured debentures are convertible into Common Stock of the Company at $27.33 per share and are callable in whole or in part after June 3, 1996 at the option of the Company at specified redemption prices plus accrued interest. The proceeds from the issuance were used to reduce all outstanding debt under the Company's revolving credit agreement.

At January 31, 1994, the Company had an unused $80,000,000 revolving line of credit (the "Agreement"). The Agreement allows for borrowings in a variety of currencies and provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of interest expense to cash flow. The highest interest rate available under the Agreement at January 31, 1994 was the prime rate with maximum commitment fees of 3/10 of 1% on the unused portion of the line of credit. The Agreement terminates on December 6, 1997 with two optional one year extensions.

The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and include, among other provisions, restrictions on leases, investments, dividend payments and the incurrence of additional indebtedness. At January 31, 1994, $13,005,000 was available for dividend distributions.

The weighted average interest rate for all borrowings under the Company's revolving credit agreements in effect during 1993 and 1992 were 5.7% and 5.8%, respectively. At January 31, 1993, approximately $11,909,000 of the revolving line of credit was used for outstanding standby letters of credit related to the senior notes. The terms of the senior notes provided for interest at the respective rates of the notes while covered by the letters of credit.

Industrial revenue bonds, due in 2004, and other notes payable are secured by the property, plant and equipment purchased with the proceeds of such debt. Interest on the bonds is paid at rates ranging from 6.8% to 7.0%.

Scheduled repayments of long-term debt in each of the next three years are $122,000, $56,000 and $52,000. No payments are due subsequently until 2004.

7. LEASES AND ACCRUED EXPENSES

The Company and its subsidiaries occupy various manufacturing and office facilities and use certain equipment under operating lease arrangements. Total rent expense under such agreements amounted to approximately $1,021,000 in 1993, $1,023,000 in 1992 and $1,114,000 in 1991. At January 31, 1994, the aggregate minimum future rental commitments under the non-cancelable leases with terms in excess of one year were approximately $2,004,000. Amounts due annually in each of the next five years are $703,000, $569,000, $411,000, $246,000 and $75,000.

Accrued expenses at January 31, 1994 and 1993 include $7,596,000 and $7,570,000 for certain accrued employee benefits and $3,211,000 and $3,737,000 for various insurance accruals, respectively.

8. RESEARCH AND DEVELOPMENT

Research and development costs charged to earnings were $4,342,000 in 1993, $3,609,000 in 1992 and $2,810,000 in 1991.

9. INCOME TAXES


Earnings before income taxes were derived from the following sources (in thousands):
- --------------------------------------------------------------------------------------
                                                     1993          1992        1991
- --------------------------------------------------------------------------------------
Domestic . . . . . . . . . . . . . . .            $16,688       $12,630      $5,676
Foreign. . . . . . . . . . . . . . . .              2,035         1,744       1,658
                                                 --------      --------     -------
    Total. . . . . . . . . . . . . . .            $18,723       $14,374      $7,334
                                                 --------      --------     -------
                                                 --------      --------     -------



Income tax expense consists of the following (in thousands):

- ---------------------------------------------------------------------------------------
                                                     1993          1992        1991
- ---------------------------------------------------------------------------------------
Current taxes:
  Federal. . . . . . . . . . . . . . .             $6,220        $5,206      $2,484
  State. . . . . . . . . . . . . . . .              1,754         1,799       1,079
  Foreign. . . . . . . . . . . . . . .                701           396        (126)
                                                   ------        ------      ------
    Total. . . . . . . . . . . . . . .              8,675         7,401       3,437
                                                   ------        ------      ------
Deferred taxes:
  Federal. . . . . . . . . . . . . . .               (667)         (935)       (710)
  State. . . . . . . . . . . . . . . .                (96)         (240)          1
  Foreign. . . . . . . . . . . . . . .                 45           480       1,162
                                                   ------        ------      ------
    Total. . . . . . . . . . . . . . .               (718)         (695)        453
                                                   ------        ------      ------
Income tax provision . . . . . . . . .             $7,957        $6,706      $3,890
                                                   ------        ------      ------
                                                   ------        ------      ------


Deferred tax assets and liabilities are comprised of the following (in thousands):

                                                     January 31, 1994        January 31, 1993
                                                    ---------------------    ------------------
                                                    Asset       Liability    Asset    Liability
                                                    -----       ---------    -----    ---------
Accounts receivable. . . . . . . . . .            $   502       $    --     $   778     $    --
Inventories. . . . . . . . . . . . . .                920         1,242       1,238       1,690
Operating losses . . . . . . . . . . .              2,063            --       1,995          --
State income taxes . . . . . . . . . .                 --           653          --         604
Fixed assets . . . . . . . . . . . . .                 --         6,586          --       7,639
Vacation pay . . . . . . . . . . . . .                819            --         723          --
Workers' compensation. . . . . . . . .              1,991            --       1,623          --
Warranty . . . . . . . . . . . . . . .                570            --         617          --
Deferred compensation. . . . . . . . .                693            --         821          --
Employee health and welfare. . . . . .                353            --         387          --
Discontinued operations
   and plant closings . .. . . . . . .                223            --         563          --
Amortization . . . . . . . . . . . . .                  -         1,417          --       1,153
Retiree health and welfare . . . . . .              1,172            --       1,018          --
Interest . . . . . . . . . . . . . . .                278            --          --          --
Other. . . . . . . . . . . . . . . . .                969           439         723         196
                                                  -------       -------     -------     -------
Subtotal . . . . . . . . . . . . . . .             10,553        10,337      10,486      11,282
Valuation allowance. . . . . . . . . .             (1,465)           --      (1,423)         --
                                                  -------       -------     -------     -------
Total. . . . . . . . . . . . . . . . .            $ 9,088       $10,337     $ 9,063     $11,282
                                                  -------       -------     -------     -------
                                                  -------       -------     -------     -------


The valuation allowance relates principally to built-in losses (the excess of tax basis over fair market value of the net assets) in a 1990 acquisition. The use of such losses in reducing future tax liabilities is subject to substantial limitations. Any such use in the future will reduce goodwill associated with that acquisition.

Income tax expense differs from the amount of income tax determined by applying the statutory federal rate to pre-tax income because of the following (in thousands):


                                                     1993          1992        1991
                                                  -------       -------      ------
Income tax provision at statutory
federal tax rate . . . . . . . . . . .             $6,553        $4,887      $2,494
Tax rate changes . . . . . . . . . . .               (178)           --          --
State income taxes
(net of federal benefit) . . . . . . .              1,052         1,029         623
Foreign operations . . . . . . . . . .                403           464         472
Goodwill amortization. . . . . . . . .                277           269         265
Other. . . . . . . . . . . . . . . . .               (150)           57          36
                                                   ------        ------      ------
Income tax provision . . . . . . . . .             $7,957        $6,706      $3,890
                                                   ------        ------      ------
                                                   ------        ------      ------
- -----------------------------------------------------------------------------------


At January 31, 1994, the Company had remaining net operating loss carryforwards of $5,873,000, expiring between 1995 and 2006, including loss carryforwards subject to the valuation allowance discussed above. These arose principally as a result of certain acquisitions and will reduce income taxes payable to the extent of future taxable income from those operations.

10. RETIREMENT PLANS

The Company maintains a variety of retirement plans, including pension plans, covering substantially all employees and supplemental retirement plans, covering executives. Defined benefit plans cover the majority of union employees and are based on an amount per year of service formula. Substantially all salaried employees are covered by a defined contribution plan. The Company makes contributions to the plans in accordance with ERISA and IRS regulations and amortizes past service cost over the average remaining service life of active employees. In 1992, one defined benefit plan was terminated which did not have a material impact on the financial statements.

Under the Varlen Corporation Profit Sharing and Retirement Savings Plan, employee deferrals of compensation may be made and the Company will match up to 25% of the first 6% deferred by each employee. Additionally, discretionary amounts of not less than 2% of eligible salaries and wages are contributed by the Company.

The following table sets forth the funded status of the Company's defined benefit and supplemental pension plans and amounts recognized in the Company's consolidated balance sheets at January 31, 1994 and 1993 (in thousands):


- ------------------------------------------------------------------------------------------------------
                                                         Overfunded              Underfunded
                                                            Plan                    Plans
- ------------------------------------------------------------------------------------------------------
                                                         January 31,              January 31,
                                                     1994          1993        1994        1993
                                                     ----          ----        ----        ----
Actuarial present value of
  benefit obligations:
    Vested . . . . . . . . . . . . . .               $349          $274     $ 6,041     $ 5,631
    Non-vested . . . . . . . . . . . .                 32            28         854         591
                                                    -----         -----     -------     -------
Total accumulated benefit
  obligations. . . . . . . . . . . . .                381           302       6,895       6,222
Additional amounts related to
  projected salary increases . . . . .                 --            --         846         424
                                                    -----         -----     -------     -------
Projected benefit obligation . . . . .                381           302       7,741       6,646
Fair value of plan assets
  (primarily short-term and
  fixed income investments). . . . . .                472           436       4,633       3,903
                                                    -----         -----     -------     -------
Excess (deficiency) of plan
  assets over benefit obligation . . .                 91           134      (3,108)     (2,743)
Unrecognized net gain. . . . . . . . .                (45)          (79)       (179)     (1,352)
Unrecognized prior
  service cost . . . . . . . . . . . .                 11            12         796         856
Unrecognized (net asset)/
  obligation existing at the
  date of initial application
  of SFAS 87 . . . . . . . . . . . . .                (51)          (57)        844         946
Adjustment required to
  recognize additional liability . . .                 --            --      (1,359)     (1,167)
                                                    -----         -----     -------     -------
Prepaid (accrued)
  pension cost . . . . . . . . . . . .               $  6          $ 10     $(3,006)    $(3,460)
                                                    -----         -----     -------     -------
                                                    -----         -----     -------     -------

- ------------------------------------------------------------------------------------------------


Net retirement plan expense for 1993, 1992 and 1991 consists of the following (in thousands):
- ------------------------------------------------------------------------------------------------
                                                                   1993        1992        1991
- ------------------------------------------------------------------------------------------------
Service cost-benefits earned
  during the period. . . . . . . . . . . . . . .                 $  418      $  423      $  421
Net deferral and amortization. . . . . . . . . .                    133         545         606
Interest on projected benefit obligation . . . .                    512         481         478
Actual return on plan assets . . . . . . . . . .                   (456)       (716)       (777)
                                                                 ------      ------      ------
Net defined benefit pension expense. . . . . . .                    607         733         728
Net defined contribution plan expense. . . . . .                  2,219       1,865       1,209
                                                                 ------      ------      ------
                                                                 $2,826      $2,598      $1,937
                                                                 ------      ------      ------
                                                                 ------      ------      ------
- -----------------------------------------------------------------------------------------------

In 1993, the Company recognized a settlement gain of $241,000 related to a lump sum distribution for a retired employee.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, in 1993 and 8% and 6%, respectively, in both 1992 and 1991. The expected long-term rate of return on plan assets was 9% in 1993, 1992 and 1991.

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," in the fourth quarter of 1992, retroactive to the first quarter of 1992. In applying this standard, the Company incurred a one time pre-tax charge of approximately $2.2 million ($1.4 million or $.20 per share on an after-tax basis) to recognize the accumulated postretirement benefit obligation. In addition, the Company began recognizing an actuarially determined expense for such postretirement benefits in 1992. The proforma effects of adopting the new Standard did not have a material effect on the Company's 1991 consolidated financial statements.

Certain of the Company's subsidiaries maintain benefit plans which provide their employees postretirement medical and life insurance benefits. Eligibility for the plans range from employees retiring at age 55 with a minimum of 5 years of service to employees retiring at age 65 with a minimum of 15 years of service. The Company continues to fund benefit costs primarily on a pay-as-you-go basis and made benefit payments totaling approximately $30,000 and $50,000 during 1993 and 1992, respectively.

The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's consolidated balance sheets at January 31, 1994 and 1993 (in thousands):


                                                                      January 31,
- ----------------------------------------------------------------------------------------
                                                                   1994        1993
- ----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees . . . . . . . . . . . . . . . . . . . . .             $ (950)     $ (881)
  Fully eligible active plan participants. . . . . .               (592)       (376)
  Other active plan participants . . . . . . . . . .             (2,108)     (1,428)
                                                                 -------     ------
                                                                 (3,650)     (2,685)
  Plan assets at fair value. . . . . . . . . . . . .                288         294
                                                                 -------     ------
Accumulated postretirement benefit obligation
  in excess of plan assets. . . . . . . . . . . . . .            (3,362)     (2,391)
Unrecognized net gain (loss) from past experience
  different from that assumed and from
  changes in assumptions . . . . . . . . . . . . . .                606         (25)
                                                                 -------     ------
Accrued postretirement benefit cost. . . . . . . . .            $(2,756)    $(2,416)
                                                                 -------     ------
                                                                 -------     ------
- -----------------------------------------------------------------------------------



Net postretirement benefit costs for 1993 and 1992 consist of the following
(in thousands):
- -----------------------------------------------------------------------------------
                                                                   1993        1992
- -----------------------------------------------------------------------------------
Service cost-benefits attributed
  to service during the year . . . . . . . . . . . .               $151        $122
Interest on accumulated postretirement
  benefit obligation . . . . . . . . . . . . . . . .                243         207
Actual return on plan assets . . . . . . . . . . . .                (16)        (17)
                                                                  -----       -----
Net postretirement benefit cost. . . . . . . . . . .               $378        $312
                                                                  -----       -----
                                                                  -----       -----
- -----------------------------------------------------------------------------------


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-age 65 employees is 13% in 1994, declining 1% per year to 6% in 2001, and for post-age 65 employees is 10% in 1994 declining 1% per year to 6% in 1998. In 1993 and 1992, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 % and 8.5%, respectively, salary increases are assumed to be 5% per year to retirement age in both years and the expected long-term rate of return on plan assets was 9% in both years.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of January 31, 1994 would be increased by 19%. The effect of this change on the sum of the service cost and interest cost would be an increase of 22%.

The Financial Accounting Standards Board has issued State-ment of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". This Statement, which must be adopted by the Company no later than its 1994 year, requires the accrual of certain postemployment benefits over an employee's service period. The impact of this Statement is not material to the Company's consolidated financial statements.

12. STOCK INCENTIVE PLANS

The Company had three stock option plans in effect during 1993. One of the stock option plans expired on March 31, 1990 as to future grants. The most recent plan was adopted in May, 1993 pursuant to which an aggregate of 225,000 shares of the Company's common stock are available for grant, and none of which were issued as of January 31, 1994. The remaining plan was adopted in May, 1989 pursuant to which an aggregate of 300,000 shares of the Company's common stock were available for grant. Under the three plans, either Incentive Stock Options or Non-qualified Stock Options could be granted, as determined by the Compensation Committee of the Company's Board of Directors (the "Committee"). Non-qualified Stock Options can be granted for terms of up to 10 years and with an option price that is less than the market value of the Company's common stock on the date of grant, but if less than market value, then not less than book value; such option price may not be less than 50% of market value under the 1989 plan and not less than 85% of market value under the 1993 plan. Incentive Stock Options can be granted for terms of up to 10 years and with an option price that is not less than the market value of the Company's common stock on the date of grant. Of the 229,100 options outstanding as of January 31, 1994, 65,400 are currently exercisable, with the remaining options exercisable over the next
4 1/2 years. A summary of the changes in outstanding stock options, including options granted under prior plans, follows:


- ---------------------------------------------------------------------------------------------------------
Shares                                                             1993          1992           1991
- ---------------------------------------------------------------------------------------------------------
Outstanding at
beginning of year. . . . . . . . . . . . . . . . . .            260,695       236,363        189,368
Granted. . . . . . . . . . . . . . . . . . . . . . .             58,625        73,875         74,250
Exercised. . . . . . . . . . . . . . . . . . . . . .            (76,795)      (40,880)        (4,882)
Expired or
terminated . . . . . . . . . . . . . . . . . . . . .            (13,425)       (8,663)       (22,373)
                                                            -----------   -----------    -----------
Outstanding at
end of year. . . . . . . . . . . . . . . . . . . . .            229,100       260,695        236,363
                                                            -----------   -----------    -----------
                                                            -----------   -----------    -----------
Available for grant
at end of year . . . . . . . . . . . . . . . . . . .            302,500       123,600        195,375
                                                            -----------   -----------    -----------
                                                            -----------   -----------    -----------
Price range
of options:
Outstanding. . . . . . . . . . . . . . . . . . . . .        $8.67-21.83   $7.75-14.00    $7.75-14.00
                                                           ------------  ------------   ------------
                                                           ------------  ------------   ------------
Exercised. . . . . . . . . . . . . . . . . . . . . .        $7.78-14.00   $7.75-14.00   $7.93 - 8.18
                                                           ------------  ------------   ------------
                                                           ------------  ------------   ------------
- ----------------------------------------------------------------------------------------------------

The Company also had two stock purchase plans in effect during 1993, both of which were adopted in May, 1993. The Directors Incentive Stock Grant Plan provides for the auto-matic annual award of 300 shares of Common Stock at par value to each director who is not an employee of the Company. An aggregate of 22,500 shares of common stock are available for grant under this plan of which 1,500 were granted during 1993. The Deferred Incentive Stock Purchase Plan provides for an offer to selected officers and other key employees, as determined by the Committee, of rights to purchase Common Stock of the Company at a price determined by the Committee which cannot be less than book value at the grant date. Quarterly deposits are made by the participant over a five-year period toward the purchase price of the shares, which are issued to the participant upon receipt of the final payment under the plan. An aggregate of 150,000 rights are available for grant under this plan, of which 116,250 were granted during 1993 at $13.33 per right.

- -------------------------------------------------------------------------------
13. INDUSTRY SEGMENTS
Information relating to the Company's segments is as follows (in thousands):
- -------------------------------------------------------------------------------

                                                                    Operating    Identifiable     Capital     Depreciation &
                                                   Net Sales         Profit         Assets      Expenditures   Amortization
- ----------------------------------------------------------------------------------------------------------------------------
1993
Transportation products  . . . . . . . . .          $219,543         $27,876       $117,278        $10,039          $9,947
Laboratory and other products  . . . . . .            72,365           1,958         55,852          1,163           2,735
                                                    ----------------------------------------------------------------------
                                                     291,908          29,834        173,130         11,202          12,682
Corporate* . . . . . . . . . . . . . . . .                --          (4,779)        13,134             38             219
Interest expense . . . . . . . . . . . . .                --          (6,332)            --             --              --
                                                    ----------------------------------------------------------------------
Total  . . . . . . . . . . . . . . . . . .          $291,908         $18,723       $186,264        $11,240         $12,901
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------
1992
Transportation products  . . . . . . . . .          $182,880         $19,005       $112,530         $7,155          $9,085
Laboratory and other products  . . . . . .            83,174           4,866         60,298          2,397           2,779
                                                    ----------------------------------------------------------------------
                                                     266,054          23,871        172,828          9,552          11,864
Corporate* . . . . . . . . . . . . . . . .                --          (4,630)         7,838             15              76
Interest expense . . . . . . . . . . . . .                --          (4,867)            --             --              --
                                                    ----------------------------------------------------------------------
Total  . . . . . . . . . . . . . . . . . .          $266,054         $14,374       $180,666         $9,567         $11,940
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------
1991
Transportation products  . . . . . . . . .          $148,867         $12,520       $106,403         $5,702          $8,677
Laboratory and other products  . . . . . .            81,650           4,794         68,601          2,229           2,507
                                                    ----------------------------------------------------------------------
                                                     230,517          17,314        175,004          7,931          11,184
Corporate* . . . . . . . . . . . . . . . .                --          (4,175)         7,275             18              60
Interest expense . . . . . . . . . . . . .                --          (5,805)            --             --              --
                                                    ----------------------------------------------------------------------
Total  . . . . . . . . . . . . . . . . . .          $230,517          $7,334       $182,279       $  7,949         $11,244
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------


*Identifiable assets include assets related to discontinued operations.


Information relating to the Company's segments by geographic area is as follows (in thousands):
- ---------------------------------------------------------------------------------------------
                                                                       Net       Identifiable
                                                    Net Sales        Earnings       Assets
- ---------------------------------------------------------------------------------------------
1993
Domestic Operations* . . . . . . . . . . .          $275,523         $15,925       $166,196
European Operations  . . . . . . . . . . .            16,385           1,866         20,068
                                                    ---------------------------------------
                                                     291,908          17,791        186,264
Corporate and net interest expense . . . .                --          (7,025)            --
                                                    ---------------------------------------
Total. . . . . . . . . . . . . . . . . . .          $291,908         $10,766       $186,264
                                                    ---------------------------------------
                                                    ---------------------------------------
1992
Domestic Operations* . . . . . . . . . . .          $248,310         $10,702       $159,077
European Operations. . . . . . . . . . .              17,744           1,602         21,589
                                                    ---------------------------------------
                                                     266,054          12,304        180,666
Corporate and net interest expense . . . .                --          (5,987)            --
                                                    ---------------------------------------
Total  . . . . . . . . . . . . . . . . . .          $266,054          $6,317       $180,666
                                                    ---------------------------------------
                                                    ---------------------------------------
1991
Domestic Operations* . . . . . . . . . . .          $215,523          $6,449       $157,926
European Operations  . . . . . . . . . . .            14,994           1,527         24,353
                                                    ---------------------------------------
                                                     230,517           7,976        182,279
Corporate and net interest expense . . . .                --          (4,532)            --
Total  . . . . . . . . . . . . . . . . . .          $230,517          $3,444       $182,279
                                                    ---------------------------------------
                                                    ---------------------------------------
- -------------------------------------------------------------------------------------------


*Identifiable assets include assets related to corporate and discontinued operations.


Sales to certain individual customers by companies in the transportation products segment aggregated 14% and 11% of consolidated net sales in 1993, 12% and 11% in 1992 and 11% and 11% in 1991.

14. STOCKHOLDERS' EQUITY

On January 8, 1993, the Company purchased 2,031,750 shares of its outstanding Common Stock from The Dyson-Kissner-Moran Corporation ("DKM") for approximately $23.0 million. Such shares, constituting approximately 30% of the Company's then outstanding Common Stock, represented all of the shares held by DKM. The Company financed this transaction through its revolving line of credit. The stock purchased in this transaction was recorded as treasury stock at cost. Cost of the transaction was $11.33 per share paid to DKM plus certain other costs related to the purchase.

On August 23, 1993, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend payable on October 14, 1993, to stockholders of record on September 30, 1993. The split resulted in the reissuance of approximately 1,303,000 shares of Common Stock held in treasury and the issuance of approximately 306,000 new shares of Common Stock. In addition, the quarterly cash dividend of $.15 per share was adjusted to $.10 per share to maintain the net amount of the dividend payment at its previous level. All share and per share amounts have been restated to retroactively reflect the stock split.

Retained earnings at January 31, 1994 includes $1,328,000 for stock subscriptions receivable, $1,047,000 for unrealized currency translation adjustments and $194,000 for an additional minimum pension liability. Retained earnings at January 31, 1993 includes $303,000 for unrealized currency translation adjustments.

15. INTERIM FINANCIAL INFORMATION (UNAUDITED)


The following information is presented in thousands of dollars, except per share amounts:
- ---------------------------------------------------------------------------------------------------------------------
                                                                               1st        2nd        3rd        4th
                                                                             Quarter    Quarter    Quarter    Quarter
- ---------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . .      1993       $78,607    $71,824    $72,845    $68,632
                                                                  1992        71,111     62,328     66,502     66,113
Gross profit . . . . . . . . . . . . . . . . . . . . . . . .      1993        19,880     17,199     16,309     16,532
                                                                  1992        17,645     14,702     15,091     15,787
Earnings before cumulative effect of change in
accounting principle . . . . . . . . . . . . . . . . . . . .      1993         3,541      3,025      2,127      2,073
                                                                  1992         2,528      1,731      1,827      1,582
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .      1993         3,541      3,025      2,127      2,073
                                                                  1992         1,177      1,731      1,827      1,582
Primary earnings per share:
   Earnings per share before change in accounting principle.      1993          0.73       0.61       0.43       0.41
                                                                  1992          0.38       0.25       0.27       0.25
   Net earnings per share. . . . . . . . . . . . . . . . . .      1993          0.73       0.61       0.43       0.41
                                                                  1992          0.18       0.25       0.27       0.25
Fully diluted earnings per share:
   Earnings per share before change in accounting principle.      1993*         0.73       0.52       0.37       0.37
                                                                  1992          0.38       0.25       0.27       0.25
   Net earnings per share. . . . . . . . . . . . . . . . . .      1993*         0.73       0.52       0.37       0.37
                                                                  1992          0.18       0.25       0.27       0.25
- ---------------------------------------------------------------------------------------------------------------------

* Earnings per share is computed independently for each quarter presented.
  Therefore, the sum of the quarterly earnings per share   does not equal the
  total for the year.


REPORT BY MANAGEMENT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF VARLEN CORPORATION:
     Management is responsible for the consolidated financial statements presented in this report which have been prepared by the Company in accordance with generally accepted accounting principles applied on a consistent basis. The financial statements necessarily include amounts based on judgments and estimates by management as required by the accounting process. Management also prepared the other financial information in the annual report.
     The Company's system of internal accounting control, which is applied by operating and financial managers, has been designed to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's established policies and procedures, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.
     Varlen's internal audit function reviews the accounting records, financial controls and practices on a planned, rotational basis to determine compliance with corporate policies. The consolidated financial statements have been audited by Deloitte & Touche, independent auditors appointed by the Board of Directors. Their responsibility is to audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the statements being presented fairly in conformity with generally accepted accounting principles.
     The Audit Committee, which is composed solely of outside directors, meets with and reviews the activities of corporate financial management and the independent auditors to ascertain that each is properly discharging its responsibility. The independent auditors and management have unrestricted access to the Audit Committee, which meets periodically to review accounting, auditing, internal control and financial reporting matters.

RICHARD L. WELLEK                            RICHARD A. NUNEMAKER
President and                                Vice President, Finance and
Chief Executive Officer                      Chief Financial Officer

March 7, 1994

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
VARLEN CORPORATION
NAPERVILLE, ILLINOIS

     We have audited the accompanying consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Varlen Corporation and subsidiaries as of January 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 11 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions.

Deloitte & Touche
Chicago, Illinois
March 7, 1994


QUARTERLY MARKET AND DIVIDEND INFORMATION

- ------------------------------------------------------------------------------------------------------
                                                             1993                 1992
- ------------------------------------------------------------------------------------------------------
Fiscal Quarter                                         High        Low       High       Low
- ------------------------------------------------------------------------------------------------------
First. . . . . . . . . . . . . . . . . . . .           23 1/2      17 53/64  13 21/64   10 43/64
Second . . . . . . . . . . . . . . . . . . .           23 53/64    20 11/64  15 3/4     12 21/64
Third. . . . . . . . . . . . . . . . . . . .           27 21/64    20 1/4    16         12
Fourth . . . . . . . . . . . . . . . . . . .           27 3/4      21 3/4    20 11/64   12 21/64


The Company paid a $.10 quarterly dividend throughout both 1993 and 1992. The number of record holders of common stock, $.10 par value, is approximately 450 as of January 14, 1994. The number of stockholders of record excludes an estimated 1,200 stockholders whose shares are held in "nominee" or "street" name.

The following picture captions are discussed left to tight, top to bottom on the page.

Front cover:        Varlen insignia, globe of the earth, petroleum distillation analyzer, railroad freightcar shock cushioning device and an aluminum truck hub.

Insight front
cover:              A picture of a railroad freightcar draftgear.

                    A picture of two rail anchors connected to a piece of railroad track.

                    A picture of three aluminum truck/trailer hubs.

                    A picture of three automatic transmission reaction plates.

Page #1:            A picture of a CO2 incubator.

                    A picture of a petroleum viscometer.

                    A picture of a petroleum freeze point monitor.

                    A picture of a stack of tubular metal chair frames.

Page #2: A pie chart of "1993 Net Sales" for the Laboratory and Other Products segment and the Transportation Products segment.

                    A pie chart of "1993 Operating Profits" for the Laboratory and Other Products segment and the Transportation Products segment.

Page #3: A linear graph of "Net Sales" for Varlen Corporation for the five year periods from 1989 through 1993.

                    A linear graph of "Fully Diluted E.P.S from Continuing Operations Before Accounting Change" for Varlen Corporation for the five year periods from 1989 through 1993.

                    A picture of Earnest H. Lorch, Chairman and Richard L. Wellek, President and Chief Executive Officer of Varlen Corporation.

Page #4: A linear graph of "Net Earnings" for Varlen Corporation for the five year periods from 1989 through 1993.

                    A linear graph of "Return on Average Stockholders' Equity" for Varlen Corporation for the five year periods from 1989 through 1993.

                    A linear graph of "Total Debt to Capitalization" for Varlen Corporation for the five year periods from 1989 through 1993.

                    A linear graph of "Book Value Per Share" for Varlen Corporation for the five year periods from 1989 through 1993.

Page #5: A picture of George W. Hoffman, Group Vice President and Raymond A. Jean, Executive Vice President and Chief Operating Officer of Varlen Corporation.

Page #6: A picture of a heavy duty truck which depicts the location of an aluminum axle hub with an inset of an engineering drawing of an aluminum axle hub. This picture also covers a portion of Page #7.

                    A linear graph of "Net Sales" for the Transportation Products segment for the three year periods from 1991 through 1993.

                    A linear graph of "Operating Profit" for the Transportation Products segment for the three year periods from 1991 through 1993.

                    A drawing of a personal computer depicting a Computer Assisted Drawing of an aluminum wheel hub.

Page #8: A picture of a railroad freight car which depicts the location of a railroad freightcar hydraulic cushioning device with an inset of an engineering drawing of a hydraulic cushioning device. This picture also covers a portion of Page #9.

                    A linear graph of "Net Sales" for the Laboratory and Other Products segment for the three year periods from 1991 through 1993.

                    A linear graph of "Operating Profit" for the Laboratory and Other Products segment for the three year periods from 1991 through 1993.

                    A picture of a Varlen Corporation instrument used to test jet fuel.

Page #12:           A picture of Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer of Varlen Corporation.