Form 10-K405, Exhibit 13
period 1995-01-31
VARLEN CORP
filed 1995-04-25
CIK 103071

                             VARLEN CORPORATION

SUBJECT: Picture caption explanations for Varlen's 1994 10-K
_______________________________________________________________________________

The following picture captions from Varlen Corporation's 1994 Annual Report are discussed from left to right, top to bottom on the page.

Front cover:

Varlen insignia. Within the Insignia are pictures of a railroad locomotive, an oil refinery, an eighteen wheel truck, a Chevy Blazer automobile and a laboratory technician.

Inside the Front cover:

A picture of a railroad car shock control device.

A picture of two rail anchors attached to a piece of railroad track.

A picture of an aluminum truck/trailer hub.

A picture of three automatic transmission reaction plates.

Page #1:

A picture of four types of water baths.

A picture of two types of laboratory instruments used to analyze the physical property of petroleum products.

A picture of an on-line process instrument used to analyze the physical property of petroleum products.

Page #2:

A pie chart of "1994 Net Sales" for the Transportation Products and Laboratory Equipment segments.

A pie chart of "1994 Operating Profit" for the Transportation Products and Laboratory Equipment segments.

Page #3:

A picture of Ernest H. Lorch, Varlen Corporation's Chairman of the Board of Directors.

A picture of Richard L. Wellek, Varlen Corporation's President and Chief Executive Officer.

A bar graph of "Return on Average Stockholders' Equity" for Varlen Corporation for the five year period from 1990 to 1994.

A bar graph of "Return on Invested Capital" for Varlen Corporation for the five year period from 1990 to 1994.

Page #4:

A bar graph of "Net Sales" for Varlen Corporation for the five year period from 1990 to 1994.

A bar graph of "Net Earnings" for Varlen Corporation for the five year period from 1990 to 1994.

A bar graph of "Fully Diluted E.P.S. Before Accounting Change" for Varlen Corporation for the five year period from 1990 to 1994.

Page #5:

A bar graph of "Book Value Per Share" for Varlen Corporation for the five year period from 1990 to 1994.

A bar graph of "Total Debt to Capitalization" for Varlen Corporation for the five year period from 1990 to 1994.

Page #6:

A picture of Raymond A Jean, Varlen Corporation's Executive Vice President and Chief Operating Officer.

A picture of George W. Hoffman, Varlen Corporation's Railroad Group Vice President.

Page #7:

A picture of a corner buffer for European railroad passenger and freight cars.

A linear graph of "Net Sales" for the Transportation Products segment for the three year period from 1992 to 1994.

A linear graph of "Operating Profit" for the Transportation Products segment for the three year period from 1992 to 1994.

Page #8:

A linear graph of "Net Sales" for the Laboratory Equipment segment for the three year period from 1992 to 1994.

A linear graph of "Operating Profit" for the Laboratory Equipment segment for the three year period from 1992 to 1994.

A picture of a railroad locomotive heating, ventilating and air conditioning unit.

Page #9:

A picture of a dashboard for a Class 8 truck.

Page #12:

A picture of Richard A. Nunemaker, Varlen Corporation's Vice President, Finance and Chief Financial Officer.

Back Cover:

A map of the world with location points of Varlen Corporation's service, distribution and manufacturing locations.

                               [PHOTO BACKGROUND]

                                        Varlen Corporation

                                        Manufacturer
                                        of Precision
                                        Engineered
                                        Products

                                        1994 Annual Report

VARLEN AT A GLANCE
- --------------------------------------------------------------------------------

TRANSPORTATION PRODUCTS


RAILROAD SHOCK ABSORPTION PRODUCTS including hydraulic cushioning, draft gears and elastomeric pads; hopper car outlet gates. Locomotive components including heating, ventilating and air conditioning systems, valves, toilets and refrigerators.

PRIMARY MARKETS:
Locomotive and railcar manufacturers, lessors, railroads and railcar maintenance facilities. Domestic and international markets.


                                  [PARTS PHOTO]



TRUCK AND TRAILER HUBS. Aluminum permanent mold and die castings, fuel water separators and structural molded plastic components.

PRIMARY MARKETS:
Class 8 trucks and over the road trailer manufacturers.

RAILROAD TRACK FASTENING SYSTEMS.

PRIMARY MARKETS:
Railroads and track maintenance contractors. Domestic and international markets.

PRECISION HIGH VOLUME STAMPED METAL components and automatic transmission reaction plates.

PRIMARY MARKETS:
Original equipment automotive manufacturers and tier 1 suppliers to the automotive industry. After-market transmission rebuilders. Parts are found on cars, trucks and vans.

LABORATORY EQUIPMENT


CONSTANT TEMPERATURE APPLIANCES including waterbaths, incubators, ovens, autoclaves.

PRIMARY MARKETS:
Industrial, governmental, educational and clinical research and development laboratories. Markets worldwide.



                              [LAB EQUIPMENT PHOTO]



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

FINANCIAL HIGHLIGHTS
- --------------------------------------------------------------------------------



VARLEN CORPORATION AND SUBSIDIARIES
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)              1994(a)      1993(a)    1992(a)
- -----------------------------------------------------------------------------------
FOR THE YEAR

Net Sales ........................................ $341,521    $291,908    $266,054

Earnings Before Cumulative Effect of Change in
  Accounting Principle ...........................   14,762      10,766       7,668

Cumulative Effect of Change in
  Accounting Principle ...........................       --          --      (1,351)

Net Earnings .....................................   14,762      10,766       6,317

Earnings Before Cumulative Effect of Change in
  Accounting Principle as a Percent of Sales .....     4.3%        3.7%        2.9%

Return on Average Stockholders' Equity ...........    20.5%       18.0%        8.5%

Return on Invested Capital .......................    12.4%       10.5%        7.1%

Capital Expenditures ............................. $ 14,701    $ 11,240     $ 9,567

Depreciation and Amortization ....................   14,664      12,901      11,940
- -----------------------------------------------------------------------------------
AT YEAR END

Working Capital .................................. $ 57,713    $ 49,046    $ 39,570

Net Property, Plant and Equipment ................   59,636      52,867      54,779

Total Debt .......................................   72,855      72,820      74,679

Stockholders' Equity .............................   79,031      63,644      53,788

Senior Debt as a Percent of Total Capitalization..     2.5%        2.8%       58.1%

Total Debt as a Percent of Total Capitalization ..    48.0%       53.4%       58.1%
- -----------------------------------------------------------------------------------
PER SHARE DATA

Primary:

  Earnings Before Change in Accounting Principle .   $ 2.95      $ 2.18      $ 1.15

  Net Earnings ...................................     2.95        2.18        0.95

Fully Diluted:

  Earnings Before Change in Accounting Principle..     2.32        1.90        1.15

  Net Earnings ...................................     2.32        1.90        0.95

Dividends Declared ...............................     0.40        0.40        0.40

Stockholders' Equity .............................    16.24       13.13       11.33
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------

(a) Throughout this report the years ended January 31, 1995, 1994 and 1993 are referred to as 1994, 1993, and 1992, respectively. The per share data in 1992 reflect restatement for a 3 for 2 stock split effected in the form of a stock dividend in 1993.


1994 SEGMENT RESULTS

1994 NET SALES                                    1994 OPERATING PROFIT
by Segment                                        by Segment

[PIE CHART]                                       [PIE CHART]

/ /  Transportation                               / /  Transportation
     Products                                          Products
     76.7%                                             76.7%

/ /  Laboratory                                   / /  Laboratory
     Equipment                                         Equipment
     23.3%                                             23.3%
2

LETTER TO OUR SHAREOWNERS AND ASSOCIATES
- --------------------------------------------------------------------------------


       For the second consecutive year, Varlen's financial performance reached record levels. Net income rose 37 percent on a 17 percent increase in revenues. Return on shareholders' equity of 20.5 percent and return on invested capital of
12.4 percent also were at record levels and substantially higher than comparable industry averages. Particularly gratifying was the more than doubling of operating income in our Laboratory Equipment Segment, before a 1993 special charge.
       We feel good about Varlen's performance in 1994 -- not satisfied or complacent -- but good. Although a great deal was accomplished, there is further room for improvement and opportunities for growth.

SIGNIFICANT CORPORATE DEVELOPMENTS OCCURRED DURING 1994

       Two strategic acquisitions were made in 1994 that strengthen Varlen's position as a leading manufacturer of engineered products for international railroad markets.
- - The purchase of Acieries de Ploermel, a French manufacturer serving the passenger and freight car markets in Europe, will provide a stepping stone for the application of Varlen's advanced cushioning technologies to the railroad market for this large region.
- - At the end of the year, Varlen acquired the assets of Prime Manufacturing Corporation of Oak Creek, Wisconsin, a leading supplier of engineered products to the North American locomotive market. Prime's major products are heating, ventilating and air-conditioning systems, refrigerators, toilets and valves.
       The demand for new locomotives is growing. In addition, the Class I railroads in North America are accelerating the rate of rebuilding and upgrading of their existing locomotive fleets. All of this is being driven by record railroad traffic and the desire of the railroad industry to continue to lower costs and improve service.


                                     [PHOTO]
                                 ERNEST H. LORCH

                                     [PHOTO]
                                RICHARD L. WELLEK

       Varlen embarked on a strategy in 1994 of establishing company owned distributorships for its petroleum instruments in key markets. We acquired our North American distributor and opened our own sales and service centers in Great Britain, France and Germany. As we further expand our petroleum analyzer business through the introduction of new products and by acquisition, having local service will enhance our competitive advantage.

       Major contract awards by two of Varlen's largest customers will increase our leading market position in coming years and help sustain the record results Varlen's large truck/trailer business achieved in 1994.

- - Freightliner, the No. 1 Class 8 truck builder, recently selected Varlen as the sole supplier of a wide range of interior structural molded plastic components for a new model that will begin production in 1996. This contract could produce as much as $30,000,000 in incremental annual sales by 1998 at current industry production levels.

RETURN ON                               RETURN ON
AVERAGE                                 INVESTED CAPITAL
STOCKHOLDERS'                           IN PERCENTS
EQUITY
IN PERCENTS


[GRAPH]                                      [GRAPH]

- --------------------------------------------------------------------------------


- - PACCAR, the No. 2 Class 8 truck manufacturer, awarded Varlen multi-year contracts for aluminum axle hubs and chassis components that will increase our annual revenue from this customer in 1995 by approximately $13,000,000.
       We continuously analyze our operations to make sure we are getting an adequate return on investment and that the businesses share a common purpose. In June we closed an underperforming tool and die facility that served the automotive industry. Recently, we announced our intention to sell National Metalwares, Inc. because its tubular steel components are used primarily by manufacturers of consumer durables, not a Varlen target market.

MANY OPPORTUNITIES FOR GROWTH LIE AHEAD
       We see many exciting opportunities for growth, even if the rate of economic expansion in North America should slow.
- - GREATER PENETRATION OF ALL MAJOR HEAVY-DUTY TRUCK BUILDERS WILL CONTINUE. This is in addition to the large contracts received from Freightliner and PACCAR.
  We are also increasing the sales of aluminum axle hubs for trailers as this market also continues to move toward light weight components. In addition, hubs are being developed for the European and Japanese truck markets. In order to accommodate Varlen's penetration of these markets, an additional plant will be opened during the year at Bryson City, North Carolina, and capacity is being increased at two other truck component plants.
- - GLOBAL OPPORTUNITIES IN THE RAILROAD INDUSTRY ARE DEVELOPING. Internationally, we are actively developing the Russian, European and South American markets. Domestically, we see increased demand for energy absorption devices as greater numbers of new locomotives are built, the demand for new freight cars remains high and the aftermarket improves.
- - OUR AUTOMOTIVE PARTS ARE IN THE MOST POPULAR VEHICLES. The trend to light trucks and new model programs with which we are associated, should allow
  Varlen to increase penetration, even if automobile production is flat in 1995.
- - SALES OF LABORATORY EQUIPMENT ARE RISING. New products, recovering international markets, increased market penetration and higher oil prices should stimulate sales.
- - A COMFORTABLE FINANCIAL POSITION SUPPORTS EXPANSION. Excellent cash flow and a strong balance sheet position us to fund internal growth as well as strategic acquisitions.
- - ACCELERATED PRODUCT DEVELOPMENT IS A PRIORITY. This is imperative if Varlen is to maintain its rate of growth. As markets become more global and customer requirements become more complex, our ability to increase the speed of development and testing will be important to enhancing our competitive advantage. In 1994 we benefitted from investments made in prior years to develop new products and markets and that will also be the case in 1995.
- - INTERNATIONAL GROWTH WILL QUICKEN. Our global reach must be expanded, particularly in our railroad, large truck/trailer and instrument businesses. Last year 16 percent of Varlen's revenue was from international markets, up substantially from five years ago.

NET SALES                     NET EARNINGS             FULL DILLUTED E.P.S.
IN MILLIONS                   IN MILLIONS              BEFORE ACCOUNTING
                                                       CHANGE
                                                       IN DOLLARS

[GRAPH]                       [GRAPH]                  [GRAPH]

- --------------------------------------------------------------------------------


IMPROVEMENTS IN PROFITABILITY ARE FORESEEN
       Operating profits in our Transportation Products Segment in 1994 improved slightly, but less than our 19 percent increase in sales. Operating leverage was constrained by increased raw material costs, downward pressure on prices for our railroad components, start-up costs for a record number of new products, and lower productivity as we operated our large truck/trailer and automotive businesses beyond practical capacity. In the new year, we plan the following actions at our transportation-related businesses:
- - LESS PROFITABLE PRODUCTS ARE BEING REVIEWED intensely to determine if margin improvements can be achieved by re-design or re-tooling. If they cannot, prices will be increased or the products will be discontinued.
- - CONTINUOUS IMPROVEMENT PROGRAMS WILL BE ACCELERATED, supported by higher capital investment.
- - PRICES WILL BE RAISED in order to pass through increases in certain raw material costs. In recent years we have avoided raising prices, as we relentlessly endeavored to lower costs in the face of higher raw material prices and the cost of increased government regulation. We can no longer maintain this posture and will selectively increase prices, even at the risk of losing some low-margin business.
       As we get past the "start ups" and further productivity improvement initiatives become effective, we anticipate that margins will improve in our Transportation Products Segment. We are intensely focused on this issue.

OUTLOOK FOR 1995 IS OPTIMISTIC
       We are reinvesting in our core businesses for future growth, and to continue our earnings momentum. In 1994 capital expenditures and R&D reached record levels, $14,700,000 and $4,400,000, respectively. Our 1995 capital budget is $21,000,000. Of this amount, approximately $6,700,000 will be spent on a new plant to manufacture structural molded plastic components for the heavy-duty truck market. The balance of the capital expenditures will be for programs devoted to cost reductions, new product introductions, quality enhancements and improving safety.
       We ended 1994 with a backlog 38 percent higher than a year ago. Both of our business segments enjoy higher backlogs, particularly for railroad products and petroleum analyzers, where last year we got off to a slow start. Although the rate of economic growth may be slowing in North America, your company is strong and well positioned for another year of growth.
       On behalf of our management team and the company's board of directors, we extend our sincere appreciation for the support of our shareowners, the dedication and hard work of our associates and the loyalty of our customers and suppliers.



  /S/ Ernest H. Lorch                   /s/ Richard R. Wellek

  ERNEST H. LORCH                       RICHARD L. WELLEK
  Chairman of the Board                 President and Chief Executive Officer

  March 6, 1995

BOOK VALUE                         TOTAL DEBT TO
PER SHARE                          CAPITALIZATION
IN DOLLARS                         IN PERCENTS


[GRAPH]                            [GRAPH]

THE VARLEN MISSION
- --------------------------------------------------------------------------------




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

REVIEW OF OPERATIONS
- --------------------------------------------------------------------------------

TRANSPORTATION PRODUCTS


       Sales increased 19 percent during 1994, but operating income did not keep pace. Rising material costs, selling price pressures, a record number of new program start-ups and running beyond practical capacity in some businesses depressed results. We enter 1995 in better demand/capacity balance, prepared to execute further productivity programs, and determined to selectively raise prices in order to improve margins.


[PHOTO]                            [PHOTO]


RAYMOND A. JEAN                    GEORGE W. HOFFMAN
Executive Vice President           Railroad Group Vice President
and Chief Operating Officer
       The North American heavy-duty truck and trailer markets behaved as a dynamic growth industry in 1994, with Class 8 truck and trailer production of about 225,000 and 213,000 units, respectively. With strong demand from Freightliner and PACCAR - Class 8 truck market leaders and our largest customers in this industry - Varlen sales and income in this market reached record levels. These markets ended the year with considerable momentum and with backlogs strong enough to maintain high production schedules well into the second half of 1995. Even if the industry pulls back late in the year, the full year impact of the new programs started in mid-1994 and the current production ramp-up of components for

- --------------------------------------------------------------------------------



PACCAR will still allow us to grow. Specifically, these new PACCAR contracts for aluminum axle hubs and chassis parts are expected to generate approximately $13,000,000 annually.
       Future real growth prospects are expected to be exciting. As truckers continuously push to increase their payload capacity and reduce operating expenses, it heightens demand for our lightweight aluminum and structural plastic components. Aggressive pull-through marketing programs with fleet owners are increasing the penetration of our proprietary aluminum hubs in the trailer market. The technical capability to pro-actively participate in our customers' development engineering initiatives is leading to breakthrough gains, such as Freightliner's plastic components for a new Class 8 truck to be intro-duced in early 1996, and winning new customers. In fact, a state-of-the-art facility in Bryson City, North Carolina, will be commissioned in 1995 to accommodate our steady penetration of the structural molded plastic market for interiors of heavy-duty trucks. Also, international market opportunities are being aggressively pursued in Europe and Japan.


                         [PHOTO]


               CORNER BUFFERS FOR EUROPEAN RAILROAD
               PASSENGER AND FREIGHT CARS ARE MANUFACTURED
               AT OUR FRENCH SUBSIDIARY.

       North American factories produced an estimated 15,500,000 light passenger vehicles in 1994, some 10 percent above 1993 production. Driven by all-time high light truck sales - a strong portion of the market for us - Varlen's automotive components business outperformed the market. Even with the added cost of closing a tool and die plant, operating results set a record.
       Varlen's increased penetration of very tight tolerance parts for steering column, engine and powertrain applications led to significant growth. Interestingly, Varlen supplied components for each of the top ten selling vehicles in the United States last year. The business also benefitted from a substantial investment in a continuous flow system for transmission plate production which paced the business' productivity gains. Even if 1995 retail sales are fiat with 1994, we expect continued earnings growth from the full year impact of 1994's new programs, greater pass through of material cost increases, and ongoing continuous improvement efforts.
       Railroads are looking forward to another good year in 1995 after 1994's increase of 8.7 percent in ton-miles over

                             TRANSPORTATION PRODUCTS

       NET SALES                                       OPERATING PROFIT
       TRANSPORTATION                                  TRANSPORTATION
       PRODUCTS                                        PRODUCTS
       (IN MILLIONS)                                   (IN MILLIONS)


       [GRAPH]                                         [GRAPH]

- --------------------------------------------------------------------------------


1993. The railroads need more capacity, and their capital expenditure drivers - industrial production and profitability - are expected to be strong enough to keep capital spending growing. Due to a weak backlog at the end of 1993, Varlen got off to a slow start in 1994, but we are far better positioned now to generate solid growth in 1995. We enter the year with a substantially higher backlog for shock control devices, and with a new acquisition which manufactures engineered products for locomotives. This unit will be joined with an existing Varlen business serving the growing locomotive market in order to more effectively reach out and satisfy our customers' aftermarket needs.
       Internationally, the acquisition of a French manufacturer of railroad products gives us a beachhead to accelerate penetration of our products into the European market. Acieries de Ploermel supplies Europe's freight and transit rail systems, and railway equipment manufacturers such as GEC Alsthom and Cogifer.
       Generating productivity gains remains a business imperative, and product rationalization programs and redesign of high volume products are expected to contribute significantly.
       Technology leadership across our railroad product lines affords us opportunities to provide customers with the advanced components they require to enhance their traffic base. And these opportunities reach out globally. From track fasteners for South America and Australia to cushioning devices for Europe, Russia and Asia, we expect foreign sales to increase sharply over the next several years.


                                     [PHOTO]


       PRIME MANUFACTURING CORPORATION-VARLEN'S LATEST ACQUISITION, IS THE LEADING MANUFACTURER OF HEATING, VENTILATING AND AIR CONDITIONING SYSTEMS FOR RAILROAD LOCOMOTIVES.


LABORATORY EQUIPMENT
       With 1993's successful realignment of our laboratory appliance business, and rising demand for our petroleum instruments, operating income more than doubled in this segment during 1994 before considering a 1993 special charge. Varlen enters 1995 with a stronger backlog and more favorable market drivers to help sustain the momentum.
       After experiencing a very sluggish research laboratory appliance market instigated by federal health care reform discussions and the downsizing of the defense sector during the last two years, key portions of our served markets are on the mend. The international market has been the one bright spot, and with Europe's improving

                              LABORATORY EQUIPMENT

       NET SALES                                       OPERATING PROFIT
       LABORATORY                                      LABORATORY
       EQUIPMENT                                       EQUIPMENT
       (IN MILLIONS)                                   (IN MILLIONS)


       [GRAPH]                                         [GRAPH]

- --------------------------------------------------------------------------------


economic outlook and a strong position in Asia, the overseas business is expected to remain robust. With its lower cost position, more reliable products, and dedication to customer service, Varlen's research laboratory appliance unit is projected to contribute even more handsomely in 1995.
       Our petroleum business delivered record earnings for the year, as sales of instruments for in-process measurement and laboratory verification of the physical properties of petroleum products picked up considerable momentum during the second half. With Middle East nations thirsty for cash, and world petroleum demand growing, we believe that momentum to be sustainable. Oil demand is the key driver and it seems prospects for increased oil usage are better than they have been in several years.
       Our focus is on accelerating the pace of new product development in order to further increase our global customers' productivity and improve quality control. Increasing distribution effectiveness is another key issue now that the North American sales/marketing and service functions are consolidated under our recently purchased North American distributor. Also, steps are being taken to go "direct" in other markets where we have "critical mass". We believe that our strategy of developing this core business group by combining companies with complementary products and distribution systems, a high level of technology, and leadership positions in their respective niches has led to the realization of operational efficiencies, more responsive customer service, and competitive advantage.


                                     [PHOTO]



                            STRUCTURAL MOLDED PLASTIC
                    INSTRUMENT PANELS AND INTERIOR COMPONENTS
                    FOR CLASS B TRUCKS ARE A VARLEN SPECIALTY.


OPERATING OUTLOOK
       We have articulated a vision of what kind of company we want Varlen to be
- - engineered products for niche markets, leadership positions, global presence - and identified the key success factors to get us there:
- - Consistent productivity gains

- - Enhanced engineering capabilities

- - More attention to employee training and development

- - Reaching globally with our core businesses

- - Focusing on growth - organically and through acquisitions

- - Divesting under-performing and non-strategic businesses

- - Speed as an essential element in all that we do

Flowing from the above is one all-encompassing goal - TO GET A LOT BETTER.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1994       1993       1992*      1991*      1990*
- ------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
- ------------------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . .  $341,521   $291,908   $266,054   $230,517   $242,786
                                                              --------   --------   --------   --------   --------
Earnings before income taxes . . . . . . . . . . . . . . . .    25,854     18,723     14,374      7,334     10,213
Income tax expense . . . . . . . . . . . . . . . . . . . . .    11,092      7,957      6,706      3,890      4,528
                                                              --------   --------   --------   --------   --------
Earnings before cumulative effect of change in
  accounting principle . . . . . . . . . . . . . . . . . . .    14,762     10,766      7,668      3,444      5,685
Cumulative effect of change in accounting principle  . . . .        --         --     (1,351)        --         --
                                                              --------   --------   --------   --------   --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .  $ 14,762   $ 10,766   $  6,317   $  3,444   $  5,685
                                                              --------   --------   --------   --------   --------
                                                              --------   --------   --------   --------   --------
- ------------------------------------------------------------------------------------------------------------------
Gross profit as a percent of sales . . . . . . . . . . . . .     23.7%      24.0%      23.8%      21.9%      22.0%
Earnings before cumulative effect of change in
  accounting principle as a percent of sales . . . . . . . .      4.3%       3.7%       2.9%       1.5%       2.3%
- ------------------------------------------------------------------------------------------------------------------
Effective tax rate before cumulative effect of change
  in accounting principle  . . . . . . . . . . . . . . . . .     42.9%      42.5%      46.7%      53.0%      44.3%
- ------------------------------------------------------------------------------------------------------------------
Per share data--primary:
  Earnings before change in accounting principle . . . . . .  $   2.95   $   2.18   $   1.15   $   0.51   $   0.84
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .      2.95       2.18       0.95       0.51       0.84
Per share data--fully diluted:
  Earnings before change in accounting principle . . . . . .      2.32       1.90       1.15       0.51       0.84
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .      2.32       1.90       0.95       0.51       0.84
Dividends declared . . . . . . . . . . . . . . . . . . . . .      0.40       0.40       0.40       0.40       0.40
- ------------------------------------------------------------------------------------------------------------------
Weighted average number of shares--primary . . . . . . . . .     5,012      4,947      6,678      6,738      6,734
Weighted average number of shares--fully diluted . . . . . .     7,550      6,663      6,678      6,738      6,734
- ------------------------------------------------------------------------------------------------------------------

SUMMARY OF FINANCIAL CONDITION
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1994       1993       1992*      1991*      1990*
- ------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
- ------------------------------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . . . . . . . . . . . .  $220,186   $186,264   $180,666   $182,279   $185,081
Working capital  . . . . . . . . . . . . . . . . . . . . . .    57,713     49,046     39,570     38,632     38,120
  Ratios:
    Current assets to current liabilities  . . . . . . . . .     2.1/1      2.4/1      1.9/1      2.0/1      2.0/1
    Average inventory turnover . . . . . . . . . . . . . . .       6.7        6.1        5.7        5.0        5.1
    Average accounts receivable turnover . . . . . . . . . .       8.2        8.1        7.5        7.3        8.0
- ------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment  . . . . . . . . . . . . .  $ 59,636   $ 52,867   $ 54,779   $ 58,436   $ 59,576
Capital expenditures . . . . . . . . . . . . . . . . . . . .    14,701     11,240      9,567      7,949      8,177
Depreciation . . . . . . . . . . . . . . . . . . . . . . . .    11,885     10,295      9,488      8,794      7,766
- ------------------------------------------------------------------------------------------------------------------
Debt:
  Senior debt  . . . . . . . . . . . . . . . . . . . . . . .  $  3,855   $  3,820   $ 74,679   $ 63,261   $ 68,543
  Senior debt as a percent of total capitalization . . . . .      2.5%       2.8%      58.1%      46.4%      48.7%
  Total debt . . . . . . . . . . . . . . . . . . . . . . . .  $ 72,855   $ 72,820   $ 74,679   $ 63,261   $ 68,543
  Total debt as a percent of total capitalization  . . . . .     48.0%      53.4%      58.1%      46.4%      48.7%
- ------------------------------------------------------------------------------------------------------------------
Stockholders' equity . . . . . . . . . . . . . . . . . . . .  $ 79,031   $ 63,644   $ 53,788   $ 73,031   $ 72,075
Stockholders' equity per share . . . . . . . . . . . . . . .     16.24      13.13      11.33      10.84      10.71
Return on average stockholders' equity . . . . . . . . . . .     20.5%      18.0%       8.5%       4.8%       8.1%
- ------------------------------------------------------------------------------------------------------------------

*The per share data and weighted average number of shares outstanding were restated for a 3 for 2 stock split effected in the form of a stock dividend in 1993.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------


RESULTS OF OPERATIONS
YEAR ENDED JANUARY 31, 1995 (1994) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1994 (1993)


OVERVIEW
     The Company designs, manufactures and markets a diverse range of products in its transportation products and laboratory equipment business segments. These products are marketed to the railroad, large truck and trailer, and automotive industries, as well as to the life sciences research, petroleum and consumer products industries. The demand for the Company's products is affected by domestic as well as international economic conditions. The Company's manufacturing operations have a significant fixed cost component. Accordingly, during periods of changing product demand, the profitability of many of the Company's operations may change proportionately more than revenues of such operations.

OPERATIONS
     The Company's sales for fiscal 1994 were $341.5 million, up $49.6 million or 17.0% from sales of $291.9 million in 1993. Sales increased in both business segments and all business areas exceeded prior year sales, including the impact of acquisitions and excluding the impacts of dispositions.
     Net earnings were $14.8 million or $2.32 per share on a fully diluted basis. This represented a 37.1% increase over the $10.8 million or $1.90 per share on a fully diluted basis in 1993. Net earnings in 1993 included a third quarter special pre-tax charge of $2.0 million ($1.1 million after tax) taken against the Company's research laboratory appliance products operation. The impact of this charge on 1993 net earnings per share was $.15 on a fully diluted basis. The charge reflected costs incurred in connection with a work force reduction, installation of a new management team, valuation of certain inventory and other realignments designed to resize this unit and return it to profitability.

TRANSPORTATION PRODUCTS
     Transportation products revenues increased 19.3% to $261.8 million, as compared to $219.5 million in 1993. The Company's automotive parts and large truck and trailer businesses had higher sales than during the prior year period as a result of increased customer demand and new products partially offset by selected lower selling prices. The railroad business also had increased sales in 1994 as a result of sales from acquired businesses which more than offset the impacts of lower unit sales and prices in certain of the base businesses. During the second half of 1994, the Company acquired two strategically important railroad products companies and recontinued certain previously discontinued railroad products related operations, none of which had a material impact during 1994. Operating profit was $28.0 million (10.7% of segment sales) compared to $27.9 million (12.7% of segment sales) during 1993. Limited ability to pass on higher material costs through selling price increases, productivity limitations from overutilization of capacity at certain facilities, and in the railroad business production limitations early in the year and lower selling prices throughout most of the year negatively affected the operating profit margin percentage. This resulted in flat operating profit on a significant increase in segment sales.
     Large truck and trailer industry sales were again substantially higher in the 1994 periods than in the prior year and the Company benefitted from this improvement. In addition, the Company's largest heavy duty truck customer maintained its number one market share position during 1994 and increased sales penetration occurred at another significant large truck customer. Automotive industry sales, especially light truck sales, increased during 1994 over the year's earlier periods which benefitted the Company's automotive parts operations. The Company also benefitted from its parts being on many of the more popular automobile models, including certain new models. Demand for the Company's railroad products, excluding acquisitions and recontinuances, did not increase despite increased railroad revenue ton miles and increased new freight car builds, principally due to lower purchases of the Company's maintenance of way products.

LABORATORY EQUIPMENT
     Sales in the laboratory equipment segment for 1994 increased to $79.7 million compared to $72.4 million in 1993. The increase in revenues in this segment occurred in all business areas after excluding the effects of a small laboratory products facility disposed of in 1993. The petroleum instrument business had the greatest sales increase principally as a result of acquisitions in both late

- --------------------------------------------------------------------------------


1993 and 1994. Increased revenues also occurred in the research laboratory appliance businesses and tubular metal goods business primarily as a result of increased unit sales, although small price increases contributed.
     Operating profit for the laboratory equipment segment increased to $8.5 million (10.7% of segment sales) from $2.0 million (2.7% of segment sales) in the prior year's period. Operating earnings improved in 1994 in all business areas. At the research laboratory appliance business, operating earnings were significantly increased as a result of cost containment actions taken in 1993. In 1993 operating profits were negatively affected by the previously discussed $2.0 million charge taken against the research laboratory appliance operation and $.6 million of pre-tax costs and losses related to the operation of, and the establishment of a reserve for, the disposition of the small laboratory products facility. Increased 1994 petroleum instrument profits resulted from late 1993 and 1994 acquisitions while improvement in performance at the tubular metal products business resulted from sales of new products. During 1994, foreign currency fluctuations had a $.5 million positive impact on sales and a $.1 million positive impact on pre-tax earnings in this segment.


[PHOTO]


RICHARD A. NUNEMAKER
VICE PRESIDENT, FINANCE AND CFO

COST OF SALES
     Consolidated gross margin was 23.7% in 1994 compared to 24.0% in 1993. The laboratory equipment segment gross margin increased in all businesses during the year. In the tubular metal goods and laboratory appliance businesses, the improvement was the result of cost reduction programs as selling price increases only approximated material cost increases. The petroleum instruments business gross margin increased as a result of 1993 and 1994 acquisitions. The gross margin in the transportation products segment decreased during the year. This resulted from increased raw material costs, principally aluminum and steel, which could not always be recovered by increased selling prices. Additionally, selling price reductions were made on certain products. In the automotive parts and large truck and trailer businesses, productivity was negatively affected by over-utilization of capacity and higher than normal new product introductions.

SELLING, GENERAL AND ADMINISTRATIVE
     Selling, general and administrative expenses of $50.4 million, 14.8% of sales in 1994, were lower as a percent of sales than the 1993 level of 15.5%. In the transportation products segment, selling, general and administrative expenses as a percent of sales increased slightly versus 1993 due to increased engineering and product development expenses and the impact of a European acquisition. In the laboratory equipment segment, selling, general and administrative expenses decreased during 1994 compared to 1993 principally as a result of the $2.0 million charge at the laboratory appliance business in 1993.

INTEREST EXPENSE AND INCOME TAXES
     Gross interest expense for 1994 was $5.2 million compared to $6.3 million for the prior year's period. Interest expense reflected lower interest rates on lower average borrowings. Interest income was $.3 million higher in 1994 as a result of increased levels of temporary investments during the year.
     Income taxes were provided at an effective rate of 42.9% in 1994 and 42.5% in 1993. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations and state income taxes.

FOURTH QUARTER
     Sales for the fourth quarter of 1994 were $94.6 million, up 37.9% from the $68.6 million reported in 1993. Sales increased in all business areas of both the transportation products and laboratory equipment segments. The largest dollar and percentage increases were in the railroad and large truck and trailer businesses. On a consolidated basis, consolidated backlog was up 38% at the end of fiscal 1994 compared to the prior year.
     Net earnings were $3.2 million or $.51 per share on a fully diluted basis in 1994's fourth quarter compared to $2.1 million or $.37 per share in the year ago period. In 1994, the laboratory equipment segment's profitability increased principally due to cost reductions at the laboratory appliance business and both new products and lower costs at the tubular metal goods operation. In the transportation products segment, operating profit increased in absolute terms but declined as a percentage of sales due to new product startups and the inability to pass through material price increases in the automotive parts and large truck and trailer businesses. Interest expense decreased due to lower average rates on lower average

- --------------------------------------------------------------------------------
borrowings. The effective income tax rate in the fourth quarter of 1994 was significantly higher than in the same 1993 period, due to a fourth quarter adjustment to the 1993 year-to-date effective income tax rate.

CAPITAL RESOURCES AND LIQUIDITY
     During the three-year period ended January 31, 1995, the Company generated $73.7 million of cash from operating activities. As of January 31, 1995, the Company's working capital was $57.7 million, its total assets were $220.2 million, its total debt, excluding current portion, was $72.8 million and its stockholders' equity was $79.0 million.
     Investing activities during the three-year period ended January 31, 1995 included capital expenditures of $35.5 million. These capital expenditures were primarily for machinery and equipment to support new products and to improve operating efficiency. At January 31, 1995, the Company was in negotiations to acquire an additional plant facility to produce plastic components for the large truck industry. The cost of this facility and related equipment expenditures in 1995 are estimated to be $6.7 million. In January 1995, the Company acquired a railroad products company for approximately $5.9 million and committed to purchase the related land and building in early 1995.
     On May 27, 1993, the Company publicly issued $60 million of its 6.5% Convertible Subordinated Debentures Due 2003, the proceeds of which were used to reduce indebtedness under the revolving credit facility. On June 18, 1993, an additional $9 million of the same debentures were issued pursuant to an over-allotment option granted to the underwriter of the debentures. To support its investing activities, the Company entered into an $80 million revolving credit agreement in the fourth quarter of 1993 which expires on December 6, 1997. This credit facility will be used by the Company as the principal source of acquisition funding. At January 31, 1995, the Company had no debt outstanding under this credit facility. The percentage of debt to total capitalization at January 31, 1995 was 48.0%, down from 53.4% at January 31, 1994. Cash and short term investments were $13.1 million at the end of fiscal 1994 compared to $5.2 million at the end of fiscal 1993. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs, capital expenditures and scheduled debt repayments.

YEAR ENDED JANUARY 31, 1994 (1993) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1993 (1992)

     The Company's sales for fiscal 1993 were $291.9 million, up $25.8 million or 9.7% from sales of $266.1 million in 1992. Sales increased in the transportation products segment where all businesses exceeded prior year, but declined in the laboratory equipment segment.
     Net earnings were $10.8 million or $1.90 per share on a fully diluted basis. This represented a 40.4% increase over the $7.7 million or $1.15 per share on a fully diluted basis before the cumulative effect of a change in accounting principle in 1992. Net earnings in 1992 were $6.3 million or $.95 per share on a fully diluted basis after reflecting an after tax charge of $1.4 million to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions".
     Third quarter 1993 results included a special pre-tax charge of $2.0 million ($1.1 million after tax) taken against the Company's research laboratory appliance products operation. The impact of this charge on net earnings per share was $.15 on a fully diluted basis. The charge reflects costs incurred in connection with a work force reduction, installation of a new management team, valuation of certain inventory and other realignments designed to resize this unit and return it to profitability.
     Per share amounts in 1993 were positively affected by the repurchase of approximately 30% of the Company's outstanding common stock from its founding stockholder in January, 1993.
     Transportation products revenues increased 20% to $219.5 million, as compared to $182.9 million in 1992. All operating units in this segment had higher sales than during the prior year's period, as a result of increased customer demand and new products. Operating profit was $27.9 million (12.7% of segment sales) a 47% increase over the $19.0 million (10.4% of segment sales) during 1992. Cost reduction programs and higher product sales resulted in improved plant utilization and increased profitability.
     Heavy duty truck and trailer industry sales were substantially higher in the 1993 period than in the prior year, and the Company benefitted from this improvement. In addition, the Company benefitted as its largest heavy duty truck customer

- --------------------------------------------------------------------------------
maintained its number one market share position during 1993. Automotive industry sales, particularly light truck sales, increased during 1993 over the year earlier period, as did sales at the Company's automotive parts operation. The Company also benefitted from a full year of production of a popular new platform of automobiles by its second largest automotive customer. Demand for the Company's railroad products increased as railroad revenue ton miles and new freight car builds increased over 1992. Despite volume increases, the transportation products segment continued to experience sales price reductions.
     Sales in the laboratory equipment segment for 1993 declined to $72.4 million compared to $83.2 million in 1992. The decline in revenues in this segment occurred in the laboratory appliance business which provides products to life science research and development laboratories. The combination of the European recession, delays in releasing government funding and uncertainty about health care legislation depressed demand for equipment used in life science research. Additionally, a small laboratory appliance facility that had sales of approximately $9.5 million in 1992 was sold at the beginning of the second quarter of 1993. Sales elsewhere in the segment were similar year to year.
     Operating profit for the laboratory equipment segment decreased to $2.0 million (2.7% of segment sales) compared to $4.9 million (5.9% of segment sales) in the prior year's period. Operating profit in 1993 was affected by the previously discussed $2.0 million charge taken against the research laboratory products operation. Additionally, in the first quarter of 1993, operating profits included $.6 million of pre-tax costs and losses related to the operation and disposition of the small laboratory products facility discussed above. Improved profits at the tubular metal goods and petroleum analysis instrument business in 1993 were more than offset by operating losses at the laboratory appliance operation. During 1993, foreign currency fluctuations had a $1.1 million negative impact on segment sales and a $.2 million negative impact on operating profit compared to 1992.
     Consolidated gross margin increased to 24.0% in 1993 from 23.8% in 1992.
The transportation products segment gross margin increased. This increase resulted from increased sales and lower operating costs due to ongoing cost reduction programs partially offset by selling price reductions particularly in the railroad products business which had a declining gross margin as a percentage of sales. The gross margin of the laboratory equipment segment declined to 27.4% during 1993 compared to 27.6% in the prior year. The laboratory appliance business had a lower gross margin in 1993 due to the $2.0 million charge previously discussed. However, at the petroleum analysis instrument operations, gross margin as a percent of sales increased. During
1993, raw material costs in both segments were relatively unchanged except for a decrease in aluminum prices and increases in most steel products, particularly in the latter part of the year.
     Selling, general and administrative expenses of $45.1 million in 1993 as a percentage of sales were 15.5%, down from the 1992 level of 16.6% of sales. In the transportation products segment, selling, general and administrative expenses as a percent of sales declined versus 1992 due to increased sales while the dollar amount of these expenses increased approximately 4.7%. In the laboratory equipment segment, selling, general and administrative expenses as a percent of sales increased during 1993 compared to 1992 principally as a result of the $2.0 million charge at the laboratory appliance business.
     Gross interest expense for 1993 was $6.3 million compared to $4.9 million for the prior year's period. Interest expense reflected lower interest rates on higher average borrowings. During the fourth quarter of 1992, the Company increased its borrowings to finance a repurchase of approximately 30% of its common stock from its founding stockholder.
     Income taxes were provided at an effective rate of 42.5% in 1993 and 46.7% in 1992. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations and state income taxes. The effective tax rate declined in 1993 principally as a result of higher consolidated pre-tax earnings and a reduction in the statutory tax rates in Germany offset partially by United States statutory tax rate increases.

CONSOLIDATED STATEMENTS OF EARNINGS
- --------------------------------------------------------------------------------


VARLEN CORPORATION AND SUBSIDIARIES                                              YEAR ENDED JANUARY 31
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                          1995      1994      1993
- ---------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $341,521  $291,908  $266,054
  Cost of sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    260,469   221,988   202,829
                                                                             ----------------------------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     81,052    69,920    63,225
  Selling, general and administrative expenses . . . . . . . . . . . . . .     50,436    45,087    44,021
                                                                             ----------------------------
Earnings before interest and income taxes  . . . . . . . . . . . . . . . .     30,616    24,833    19,204
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (5,249)   (6,332)   (4,867)
  Interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        487       222        37
                                                                             --------  --------  --------
Earnings before income taxes . . . . . . . . . . . . . . . . . . . . . . .     25,854    18,723    14,374
  Income tax expense (note 7)  . . . . . . . . . . . . . . . . . . . . . .     11,092     7,957     6,706
                                                                             --------  --------  --------
Earnings before cumulative effect of change in accounting principle  . . .     14,762    10,766     7,668
Cumulative effect of change in accounting principle,
  net of income taxes of $808 (note 9) . . . . . . . . . . . . . . . . . .         --        --    (1,351)
                                                                             --------  --------  --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 14,762  $ 10,766   $ 6,317
                                                                             --------  --------  --------
                                                                             --------  --------  --------
Weighted average number of shares--primary . . . . . . . . . . . . . . . .      5,012     4,947     6,678
                                                                             --------  --------  --------
                                                                             --------  --------  --------
Weighted average number of shares--fully diluted . . . . . . . . . . . . .      7,550     6,663     6,678
                                                                             --------  --------  --------
                                                                             --------  --------  --------
Primary earnings per share:
  Earnings before change in accounting principle . . . . . . . . . . . . .     $ 2.95    $ 2.18    $ 1.15
  Change in accounting principle . . . . . . . . . . . . . . . . . . . . .         --        --     (0.20)
                                                                             --------  --------  --------
    Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . .     $ 2.95    $ 2.18    $ 0.95
                                                                             --------  --------  --------
                                                                             --------  --------  --------
Fully diluted earnings per share:
  Earnings before change in accounting principle . . . . . . . . . . . . .     $ 2.32    $ 1.90    $ 1.15
  Change in accounting principle . . . . . . . . . . . . . . . . . . . . .         --        --     (0.20)
                                                                             --------  --------  --------
    Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . .     $ 2.32    $ 1.90    $ 0.95
                                                                             --------  --------  --------
                                                                             --------  --------  --------

- -------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

- -------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------
                                                                                             Deferred               Total
                                                                        Additional             stock               stock-
                                                                  Common  paid-in  Retained   compen-  Treasury   holders'
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              stock  capital  earnings   sation     stock     equity
- -------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 1, 1992  . . . . . . . . . . . . . . . .     $ 449   $12,266   $60,316    $   --  $     --   $73,031
Issuance of common stock under options . . . . . . . . . . .         3       491        --        --        --       494
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .        --        --     6,317        --        --     6,317
Cash dividends ($.40 per share)  . . . . . . . . . . . . . .        --        --    (2,499)       --        --    (2,499)
Purchase of 2,033 shares of common stock (note 12) . . . . .        --        --        --        --   (23,155)  (23,155)
Currency translation adjustments--unrealized . . . . . . . .        --        --      (400)       --        --      (400)
                                                                 -----   -------   -------    ------   -------   -------
BALANCE AT JANUARY 31, 1993  . . . . . . . . . . . . . . . .       452    12,757    63,734        --   (23,155)   53,788
Issuance of common stock under options . . . . . . . . . . .         1       309       (71)       --       892     1,131
Deferred incentive stock purchase plan . . . . . . . . . . .        --     2,577    (1,550)   (1,027)       --        --
Amortization of deferred stock compensation  . . . . . . . .        --        --        --       103        --       103
Cash received on stock subscriptions . . . . . . . . . . . .        --        --       222        --        --       222
3 for 2 stock split (note 12)  . . . . . . . . . . . . . . .        30        --   (22,293)       --    22,263        --
Cost of common stock for the purchase of business (note 2) .         2       497        --        --        --       499
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .        --        --    10,766        --        --    10,766
Cash dividends ($.40 per share)  . . . . . . . . . . . . . .        --        --    (1,927)       --        --    (1,927)
Additional minimum pension liability . . . . . . . . . . . .        --        --      (194)       --        --      (194)
Currency translation adjustments--unrealized . . . . . . . .        --        --      (744)       --        --      (744)
                                                                 -----   -------   -------    ------   -------   -------
BALANCE AT JANUARY 31, 1994  . . . . . . . . . . . . . . . .       485    16,140    47,943      (924)       --    63,644
Issuance of common stock under options . . . . . . . . . . .         2       281        --        --        --       283
Amortization of deferred stock compensation  . . . . . . . .        --        --        --       222        --       222
Cash received on stock subscriptions . . . . . . . . . . . .        --        --       243        --        --       243
Cost of common stock for the purchase of business (note 2) .        --        95        --        --        --        95
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .        --        --    14,762        --        --    14,762
Cash dividends ($.40 per share)  . . . . . . . . . . . . . .        --        --    (1,942)       --        --    (1,942)
Additional minimum pension liability . . . . . . . . . . . .        --        --        80        --        --        80
Currency translation adjustments--unrealized . . . . . . . .        --        --     1,644        --        --     1,644
                                                                 -----   -------   -------    ------   -------   -------
BALANCE AT JANUARY 31, 1995  . . . . . . . . . . . . . . . .     $ 487   $16,516   $62,730    $ (702)  $    --   $79,031
                                                                 -----   -------   -------    ------   -------   -------
                                                                 -----   -------   -------    ------   -------   -------
- -------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------

VARLEN CORPORATION AND SUBSIDIARIES                                                                        JANUARY 31
- ----------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                               1995           1994
- ----------------------------------------------------------------------------------------------------------------------------
ASSETS:
- ----------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 13,096       $ 5,168
  Accounts receivable, less allowance for doubtful
   accounts of $1,318 and $1,207 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48,838        35,455
  Inventories (note 1):
   Raw materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17,774        12,594
   Work in process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12,890        13,228
   Finished goods. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,686        11,245
                                                                                                     ---------    ----------
                                                                                                        40,350        37,067
                                                                                                     ---------    ----------
  Deferred and refundable income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,229         4,095
  Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,022         2,790
                                                                                                     ---------    ----------
Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   111,535        84,575
                                                                                                     ---------    ----------
Property, plant and equipment (note 5):
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,392         3,008
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23,814        22,465
  Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    98,172        81,227
                                                                                                     ---------    ----------
                                                                                                       125,378       106,700
  Less accumulated depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    65,742        53,833
                                                                                                     ---------    ----------
                                                                                                        59,636        52,867
                                                                                                     ---------    ----------
Goodwill and other intangible assets, less accumulated
  amortization of $15,071 and $12,491. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    46,292        45,829
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,723         2,993
                                                                                                     ---------    ----------
                                                                                                     $ 220,186      $186,264
                                                                                                     ---------    ----------
                                                                                                     ---------    ----------

- ----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
- ----------------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Current maturities of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      67      $    122
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27,365        16,784
  Accrued expenses (note 6)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23,526        18,230
  Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,864           393
                                                                                                     ---------      --------
Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    53,822        35,529
                                                                                                     ---------      --------
Long-term debt:
  Convertible subordinated debentures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    69,000        69,000
  Other long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,788         3,698
                                                                                                     ---------      --------
Total long-term debt (note 5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    72,788        72,698
                                                                                                     ---------      --------
Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,838         5,217
Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,707         9,176
Stockholders' equity (notes 5, 10 and 12):
  Preferred stock, par value $1.00 per share; authorized
    500 shares, issuable in series; none issued  . . . . . . . . . . . . . . . . . . . . . . . . . .        --           ---
  Common stock, par value $.10 per share; authorized
    20,000 shares; issued: 4,865 (1/31/95) and 4,846 (1/31/94) . . . . . . . . . . . . . . . . . . .       487           485
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16,516        16,140
  Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    62,730        47,943
  Deferred stock compensation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (702)         (924)
                                                                                                     ---------      --------
Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    79,031        63,644
                                                                                                     ---------      --------


                                                                                                     $ 220,186      $186,264
                                                                                                     ---------      --------
                                                                                                     ---------      --------
- ----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

VARLEN CORPORATION AND SUBSIDIARIES                                                YEAR ENDED JANUARY 31
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                                1995         1994         1993
- --------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 14,762     $ 10,766     $  6,317
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,885       10,295        9,488
  Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,779        2,606        2,452
  Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .    (1,748)        (570)        (726)
  Cumulative effect of change in accounting principle  . . . . . . . . . .        --           --        1,351
  Change in assets and liabilities net of effects from
    purchased businesses:
      Accounts receivable, net . . . . . . . . . . . . . . . . . . . . . .    (9,532)       2,198       (5,080)
      Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,156       (3,054)      (1,797)
      Refundable income taxes  . . . . . . . . . . . . . . . . . . . . . .       130          124        2,595
      Other current assets . . . . . . . . . . . . . . . . . . . . . . . .      (768)        (319)        (852)
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .     6,363          (76)       1,263
      Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . .     2,207        1,994        2,990
      Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . .     2,431       (2,275)       2,846
      Other noncurrent assets  . . . . . . . . . . . . . . . . . . . . . .        93       (1,906)        (283)
      Other noncurrent liabilities . . . . . . . . . . . . . . . . . . . .       379        1,290          959
                                                                            --------     --------     --------
       Total adjustments . . . . . . . . . . . . . . . . . . . . . . . . .    16,375       10,307       15,206
                                                                            --------     --------     --------
    Net cash provided by operating activities  . . . . . . . . . . . . . .    31,137       21,073       21,523
                                                                            --------     --------     --------
Cash flows from investing activities:
  Fixed asset expenditures . . . . . . . . . . . . . . . . . . . . . . . .   (14,701)     (11,240)      (9,567)
  Cost of purchased business . . . . . . . . . . . . . . . . . . . . . . .    (7,800)      (5,437)          --
  Sale of business . . . . . . . . . . . . . . . . . . . . . . . . . . . .        --        2,000           --
  Disposals and other changes in property plant and equipment. . . . . . .     1,067          298        3,514
                                                                            --------     --------     --------
    Net cash used in investing activities  . . . . . . . . . . . . . . . .   (21,434)     (14,379)      (6,053)
                                                                            --------     --------     --------
Cash flows from financing activities:
  Proceeds from debt . . . . . . . . . . . . . . . . . . . . . . . . . . .        33       69,013       21,533
  Payments of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (331)     (70,659)     (11,532)
  Issuance of common stock under option plans  . . . . . . . . . . . . . .       161          802          392
  Cash received on stock subscriptions . . . . . . . . . . . . . . . . . .       243          222           --
  Purchase of treasury stock . . . . . . . . . . . . . . . . . . . . . . .        --           --      (23,155)
  Cash dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,942)      (1,927)      (2,499)
                                                                            --------     --------     --------
    Net cash used in financing activities  . . . . . . . . . . . . . . . .    (1,836)      (2,549)     (15,261)
                                                                            --------     --------     --------
Effect of exchange rate changes on cash  . . . . . . . . . . . . . . . . .        61         (269)         416
                                                                            --------     --------     --------
Net increase in cash and cash equivalents  . . . . . . . . . . . . . . . .     7,928        3,876          625
Cash and cash equivalents at beginning of year . . . . . . . . . . . . . .     5,168        1,292          667
                                                                            --------     --------     --------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . .  $ 13,096     $  5,168     $  1,292
                                                                            --------     --------     --------
                                                                            --------     --------     --------
- --------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Varlen Corporation and all of its subsidiaries (the "Company"). All significant inter-company balances and transactions have been eliminated.

(b) CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(c) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 66% and 79% of inventories, at January 31, 1995 and 1994, respectively. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $1,355,000 and $897,000 at January 31, 1995 and 1994, respectively.

(d) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of buildings range from 10 to 45 years and the useful lives of machinery and equipment range from 3 to 12 years.

(e) INTANGIBLES: Goodwill is amortized on a straight-line basis between 15 and 40 years. The carrying amount of goodwill is evaluated annually to determine if adjustment to the amortization period or unamortized balance are warranted based on projections of future earnings. Other intangible assets are amortized on a straight-line basis over their remaining useful lives.

(f) EARNINGS PER SHARE: Primary earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period plus common equivalent shares arising from stock incentive plans using the treasury stock method. Beginning in 1993, the computation of fully diluted earnings per share includes the weighted average number of shares that would have been issued upon conversion of the convertible debentures and the effect on net earnings for the reduction in the after-tax interest expense on the converted debentures.

(g) FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a separate component of Stockholders' Equity. Gains and losses from foreign currency transactions are included in earnings.

(h) DERIVATIVES: The Company does not currently utilize derivative financial instruments. However, the Company periodically reviews the potential benefit of utilizing derivatives to minimize foreign currency exchange, interest rate and commodity price risks.

(i) RECLASSIFICATION: Certain amounts for 1993 and 1992 have been reclassified to conform with the 1994 presentation.

2. ACQUISITIONS AND RECONTINUED OPERATIONS

On January 16, 1995, the Company purchased the assets of the Railroad Division of Prime Manufacturing Corporation ("Prime"), located in Oak Creek, Wisconsin. The acquisition was made for $5.9 million in cash and $25,000 (1,000 shares) of Company common stock. The Company is also committed to purchase the related land and building in early 1995 for approximately $1.0 million. Prime, which has annual revenues of approximately $15 million, manufactures a wide range of engineered products for railroad locomotives, including heating, ventilating and air conditioning equipment; valves and refrigerators. Prime's products are sold to both original equipment manufacturers and the aftermarket.

On September 30, 1994, the Company purchased the North American distribution rights for its Walter Herzog GmbH ("Herzog") German subsidiary from UIC, Inc., Herzog's previous North American distributor, for $1.8 million in cash and deferred payments including $70,000 (3,000 shares) of Company common stock. The Company also formed on that date, Varlen Instruments, Inc., a wholly owned North American distributor for the products of Herzog as well as Alcor Petroleum Instruments, Inc. and Precision Scientific Petroleum Instruments Company, two other operations of the Company.

On August 18, 1994, the Company acquired Acieries de Ploermel ("AP"), a steel foundry located in the Brittany region of northwest France. The Company initially made an equity investment and provided loan guarantees totaling approximately $1,100,000. The Company has injected working capital, refinanced AP's debt to reduce interest costs and utilized local and French government grants and interest-free loans. AP, which has annual revenues of approximately $9 million, specializes in railroad products and is an approved source for most of the national railroads in Europe. AP also provides castings for valve manufacturers and, to a lesser extent, for the auto industry.

On November 23, 1993, the Company acquired the petroleum analysis equipment and testing services division of San Antonio-based Alcor, Inc., a privately held company. The acquisition was made for $5.4 million in cash and $499,000 (19,550 shares) of Company common stock. The acquired business, which has annual revenues of approximately $4 million, designs, develops, manufactures and sells petroleum analysis equipment. It is also engaged in the testing of petroleum products in its laboratory and the sale of petroleum product reference samples. The acquired business markets its products and services under the name of Alcor Petroleum Instruments, Inc.

The acquisitions have been accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired amortized over 40 years. The operating results of the businesses acquired have been included in the accompanying consolidated results of operations from the respective dates of acquisition. These transactions were financed with cash on hand.

On July 31, 1994, the Company recontinued its Chrome Crankshaft Co. and Chrome Crankshaft Company of Illinois subsidiaries which had been previously treated as discontinued operations. These operations were recontinued due to a termination of sale negotiations with a potential purchaser. The results of operations of these businesses, which are not material to the Company, have been included in the Company's consolidated results of operations since the date of recontinuance. Net sales and earnings before income taxes were $3,195 and $608, respectively, for the six months ended January 31, 1995 and were $5,215 and $928, respectively, for the year ended January 31, 1994.

3. SUPPLEMENTARY CASH FLOW INFORMATION

- -------------------------------------------------------------------------------
(IN THOUSANDS)                                        1994       1993      1992
- -------------------------------------------------------------------------------
Cash paid during the year for:
  Interest . . . . . . . . . . . . . . . .         $ 5,096    $ 5,809    $4,834
                                                   -------    -------    ------
                                                   -------    -------    ------
  Income taxes (net) . . . . . . . . . . .         $10,220    $10,343    $1,860
                                                   -------    -------    ------
                                                   -------    -------    ------

Purchase of businesses (note 2):
  Fair value of assets acquired  . . . . .         $15,230    $ 6,240    $   --
  Cash paid  . . . . . . . . . . . . . . .          (7,800)    (5,437)       --
  Common stock issued
    for purchase . . . . . . . . . . . . .             (95)      (499)       --
                                                   -------    -------    ------
  Liabilities assumed  . . . . . . . . . .         $ 7,335     $ 304     $   --
                                                   -------    -------    ------
                                                   -------    -------    ------


4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of the Company's financial instruments at year end are as follows (in thousands):


- -------------------------------------------------------------------------------
                                              1994                 1993
- -------------------------------------------------------------------------------
                                       Carrying    Fair     Carrying    Fair
                                        Amount     Value     Amount     Value
- -------------------------------------------------------------------------------
Convertible subordinated
  debentures . . . . . . . . . . .     $69,000    $69,173    $69,000    $80,751
Industrial revenue bonds
  and other debt . . . . . . . . .       3,788      3,901      3,698      4,391
                                       -------    -------    -------    -------
Total long-term debt . . . . . . .     $72,788    $73,074    $72,698    $85,142
                                       -------    -------    -------    -------
                                       -------    -------    -------    -------


The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and current maturities of long-term debt are reasonable estimates of their fair value. The fair value of the convertible subordinated debentures is its quoted market value. The fair value of industrial revenue bonds and other debt are estimated using discounted cash flow analysis and market rates for similar financial instruments.

5. LONG-TERM DEBT

Long-term debt at year end is comprised of the following (in thousands):


- -------------------------------------------------------------------------------
                                                             1994          1993
- -------------------------------------------------------------------------------
6.5% Convertible Subordinated
  Debentures Due 2003  . . . . . . . . . . . . . .        $69,000       $69,000
Industrial revenue bonds and other debt. . . . . .          3,855         3,820
                                                          -------       -------
                                                           72,855        72,820
Less current maturities  . . . . . . . . . . . . .            (67)         (122)
                                                          -------       -------
Long-term debt . . . . . . . . . . . . . . . . . .        $72,788       $72,698
                                                          -------       -------
                                                          -------       -------
- -------------------------------------------------------------------------------

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

At January 31, 1995, the Company had an unused $80,000,000 revolving line of credit (the "Agreement"). The Agreement allows for borrowings in a variety of currencies and provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of interest expense to cash flow. The highest interest rate available under the Agreement at January 31, 1995 was the prime rate with maximum commitment fees of 3/10 of 1% on the unused portion of the line of credit. The weighted average interest rate for all borrowings under the Company's revolving credit agreement in effect during 1993 was 5.7%. The Agreement terminates on December 6, 1997 with two optional one year extensions.

The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on leases, investments, dividend payments and the incurrence of additional indebtedness. At January 31, 1995, $19,409,000 was available for dividend distributions.

Industrial revenue bonds, due in 2004, and other notes payable are secured by the property, plant and equipment purchased with the proceeds of such debt. Interest on the bonds is paid at rates ranging from 6.8% to 7.0%.

Scheduled repayments of long-term debt in each of the next four years are $67,000, $180,000, $16,000 and $2,000. No payments are due subsequently until 2003.

6. LEASES, ACCRUED EXPENSES AND RESEARCH AND DEVELOPMENT COSTS

The Company and its subsidiaries occupy various manufacturing and office facilities and use certain equipment under operating lease arrangements. Total rent expense under such agreements amounted to approximately $1,429,000 in 1994, $1,021,000 in 1993 and $1,023,000 in 1992. At January 31, 1995, the aggregate minimum future rental commitments under the non-cancelable leases with terms in excess of one year were approximately $2,584,000. Amounts due annually in each of the next five years are $1,076,000, $699,000, $443,000, $156,000 and $30,000.

Accrued expenses at January 31, 1995 and 1994 include $9,216,000 and $7,596,000 for certain accrued employee benefits and $4,353,000 and $3,211,000 for various insurance accruals, respectively.

Research and development costs charged to earnings were $4,366,000 in 1994, $4,342,000 in 1993 and $3,609,000 in 1992.

7. INCOME TAXES

Earnings before income taxes were derived from the following sources (in thousands):

- -------------------------------------------------------------------------------
                                                      1994       1993      1992
- -------------------------------------------------------------------------------
Domestic . . . . . . . . . . . . . . . . .         $23,871    $16,688   $12,630
Foreign  . . . . . . . . . . . . . . . . .           1,983      2,035     1,744
                                                   -------    -------    ------
   Total . . . . . . . . . . . . . . . . .         $25,854    $18,723   $14,374
                                                   -------    -------    ------
                                                   -------    -------    ------
- -------------------------------------------------------------------------------

Income tax expense consists of the following (in thousands):

- -------------------------------------------------------------------------------
                                                      1994       1993      1992
- -------------------------------------------------------------------------------
Current:
  Federal  . . . . . . . . . . . . . . . .         $ 9,365    $ 6,220   $ 5,206
  State and local. . . . . . . . . . . . .           2,141      1,754     1,799
  Foreign  . . . . . . . . . . . . . . . .             886        701       396
                                                   -------    -------    ------
   Total . . . . . . . . . . . . . . . . .          12,392      8,675     7,401
                                                   -------    -------    ------

Deferred:
  Federal  . . . . . . . . . . . . . . . .          (1,113)      (667)     (935)
  State and local  . . . . . . . . . . . .            (564)       (96)     (240)
  Foreign  . . . . . . . . . . . . . . . .             377         45       480
                                                   -------    -------    ------
   Total . . . . . . . . . . . . . . . . .          (1,300)      (718)     (695)
                                                   -------    -------    ------
Income tax provision . . . . . . . . . . .         $11,092    $ 7,957   $ 6,706
                                                   -------    -------    ------
                                                   -------    -------    ------
- -------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Deferred tax assets and liabilities are comprised of the following (in thousands):


                                         January 31, 1995      January 31, 1994
- -------------------------------------------------------------------------------
                                         Asset  Liability      Asset  Liability
- -------------------------------------------------------------------------------
Accounts receivable. . . . . . . .     $   510    $    --    $   502     $   --
Inventories  . . . . . . . . . . .         493        509        920      1,242
Operating losses . . . . . . . . .       2,222         --      2,063         --
State income taxes . . . . . . . .          --        622         --        653
Fixed assets . . . . . . . . . . .          --      5,488         --      6,586
Vacation pay . . . . . . . . . . .       1,008         --        819         --
Workers' compensation. . . . . . .       2,028         --      1,991         --
Warranty . . . . . . . . . . . . .         855         --        570         --
Deferred compensation. . . . . . .         924         --        693         --
Employee health
  and welfare. . . . . . . . . . .         441         --        353         --
Amortization . . . . . . . . . . .          --      2,029         --      1,417
Retiree health
  and welfare. . . . . . . . . . .       1,324         --      1,172         --
Other  . . . . . . . . . . . . . .       1,788        550      1,470        439
                                       -------    -------    -------    -------
Subtotal . . . . . . . . . . . . .      11,593      9,198     10,553     10,337
Valuation allowance. . . . . . . .      (2,013)        --     (1,465)        --
                                       -------    -------    -------    -------
Total  . . . . . . . . . . . . . .     $ 9,580    $ 9,198    $ 9,088    $10,337
                                       -------    -------    -------    -------
                                       -------    -------    -------    -------
- -------------------------------------------------------------------------------

The valuation allowance relates principally to built-in losses (the excess of tax basis over fair market value of the net assets) and net operating losses of acquired subsidiaries. The use of such losses in reducing future tax liabilities is subject to substantial limitations. Any such use in the future will reduce goodwill associated with those acquisitions.

During 1994, the valuation allowance was increased $868,000 to reflect acquired and current operating losses of a foreign subsidiary and reduced $320,000 to reflect losses used to reduce current tax liabilities.

Income tax expense differs from the amount of income tax determined by applying the statutory federal rate to pre-tax income because of the following (in thousands):

- -------------------------------------------------------------------------------
                                                     1994       1993       1992
- -------------------------------------------------------------------------------
Income tax provision at statutory
  federal tax rate . . . . . . . . . . . .         $ 9,049     $6,553    $4,887
Tax rate changes . . . . . . . . . . . . .              --       (178)       --
State income taxes
  (net of federal benefit) . . . . . . . .             895      1,052     1,029
Foreign operations . . . . . . . . . . . .             569        403       464
Goodwill amortization  . . . . . . . . . .             278        277       269
Other. . . . . . . . . . . . . . . . . . .             301       (150)       57
                                                   -------    -------    ------
Income tax provision . . . . . . . . . . .         $11,092     $7,957    $6,706
                                                   -------    -------    ------
                                                   -------    -------    ------
- -------------------------------------------------------------------------------

At January 31, 1995, the Company had remaining net operating loss carryforwards of $4,483,000 expiring between 1995 and 2006 and $1,924,000 which will not expire, including loss carryforwards subject to the valuation allowance discussed above. These arose principally as a result of certain acquisitions and will reduce income taxes payable to the extent of future taxable income from those operations.

8. RETIREMENT PLANS

The Company maintains a variety of retirement plans, including pension plans, covering substantially all employees, and supplemental retirement plans, covering executives. Defined benefit plans cover the majority of union employees and are based on an amount per year of service formula. Substantially all salaried employees are covered by a defined contribution plan. The Company makes contributions to the plans in accordance with ERISA and IRS regulations and amortizes past service cost over the average remaining service life of active employees. In 1994, a new defined benefit plan was added which did not have a material impact on the financial statements. In 1992, one defined benefit plan was terminated which did not have a material impact on the financial statements.

Under the Varlen Corporation Profit Sharing and Retirement Savings Plan, employee deferrals of compensation may be made and the Company will match up to 25% of the first 6% deferred by each employee. Additionally, discretionary amounts of not less than 2% of eligible salaries and wages are contributed by the Company. The Company makes contributions to union-sponsored multiemployer defined benefit plans in accordance with negotiated labor contracts.

The following table sets forth the funded status of the Company's defined benefit and supplemental pension plans and amounts recognized in the Company's consolidated balance sheets at January 31, 1995 and 1994 (in thousands):


- -------------------------------------------------------------------------------
                                            Overfunded           Underfunded
                                               Plan                  Plans
- -------------------------------------------------------------------------------
                                             January 31,           January 31,
                                          1995       1994       1995       1994
- -------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested . . . . . . . . . . .          $330       $349    $ 6,153    $ 6,041
    Non-vested . . . . . . . . . .          30         32      1,144        854
                                          ----       ----    -------    -------
Total accumulated benefit
  obligations  . . . . . . . . . .         360        381      7,297      6,895
Additional amounts related to
  projected salary increases . . .          --         --        786        846
                                          ----       ----    -------    -------
Projected benefit obligation . . .         360        381      8,083      7,741
Fair value of plan assets
  (primarily short-term and
  fixed income investments)  . . .         462        472      5,109      4,633
                                          ----       ----    -------    -------
Excess (deficiency) of plan
  assets over benefit obligation .         102         91     (2,974)    (3,108)
Unrecognized net gain  . . . . . .         (64)       (45)      (113)      (179)
Unrecognized prior
  service cost . . . . . . . . . .          10         11        723        796
Unrecognized (asset) liability at
  date of transition of SFAS 87  .         (45)       (51)       742        844
Adjustment for additional
  minimum liability  . . . . . . .          --         --     (1,372)    (1,359)
                                          ----       ----    -------    -------
Prepaid (accrued)
  pension cost . . . . . . . . . .        $  3       $  6    $(2,994)   $(3,006)
                                          ----       ----    -------    -------
                                          ----       ----    -------    -------
- -------------------------------------------------------------------------------


Net retirement plan expense for 1994, 1993 and 1992 consists of the following (in thousands):

- -------------------------------------------------------------------------------
                                                      1994       1993      1992
- -------------------------------------------------------------------------------
Service cost-benefits earned
  during the period. . . . . . . . . . . .           $ 593      $ 418     $ 423
Net deferral and amortization. . . . . . .            (351)       133       545
Interest on projected benefit
  obligation . . . . . . . . . . . . . . .             626        512       481
Actual return on plan assets . . . . . . .              39       (456)     (716)
                                                    ------     ------    ------
Net defined benefit pension
  expense. . . . . . . . . . . . . . . . .             907        607       733
Net multi-employer defined
  benefit pension expense. . . . . . . . .             376        253       174
Net defined contribution
  plan expense . . . . . . . . . . . . . .           2,156      1,966     1,691
                                                    ------     ------    ------
                                                    $3,439     $2,826    $2,598
                                                    ------     ------    ------
                                                    ------     ------    ------
- -------------------------------------------------------------------------------

In 1993, the Company recognized a settlement gain of $241,000 related to a lump sum distribution for a retired employee.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.25% and 5%, respectively, in 1994 and 7.5% and 5%, respectively, in 1993, and 8% and 6%, respectively, in 1992. The expected long-term rate of return on plan assets was 9% in 1994, 1993 and 1992.

9. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1992. In applying this standard, the Company incurred a one time pre-tax charge of approximately $2.2 million ($1.4 million or $.20 per share on an after-tax basis) to recognize the accumulated postretirement benefit obligation.

Certain of the Company's subsidiaries maintain benefit plans which provide their employees postretirement medical and life insurance benefits. Eligibility for the plans range from employees retiring at age 55 with a minimum of 5 years of service to employees retiring at age 65 with a minimum of 15 years of service. The Company continues to fund benefit costs primarily on a pay-as-you-go basis and made benefit payments totaling approximately $50,000 during 1994 and $30,000 during 1993.

The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's consolidated balance sheets at January 31, 1995 and 1994 (in thousands):


                                                                January 31,
- -------------------------------------------------------------------------------
                                                            1995           1994
- -------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees . . . . . . . . . . . . . . . . . . . .         $ (719)       $ (950)
  Fully eligible active plan participants. . . . .           (431)         (592)
  Other active plan participants . . . . . . . . .         (1,719)       (2,108)
                                                          -------       -------
                                                           (2,869)       (3,650)
  Plan assets at fair value. . . . . . . . . . . .            257           288
                                                          -------       -------
Accumulated postretirement benefit
  obligation in excess of plan assets. . . . . . .         (2,612)       (3,362)
Unrecognized net (gain) loss . . . . . . . . . . .           (489)          606
                                                          -------       -------
Accrued postretirement benefit cost. . . . . . . .        $(3,101)      $(2,756)
                                                          -------       -------
                                                          -------       -------
- -------------------------------------------------------------------------------

Net postretirement benefit costs for 1994, 1993 and 1992 consist of the following (in thousands):


- -------------------------------------------------------------------------------
                                                      1994       1993      1992
- -------------------------------------------------------------------------------
Service cost--benefits attributed
  to service during the year . . . . . . .            $203       $151      $122
Interest on accumulated
  postretirement benefit obligation. . . .             233        243       207
Net deferral and amortization. . . . . . .             (20)        --        --
Actual return on plan assets . . . . . . .             (16)       (16)      (17)
                                                      ----       ----      ----
Net postretirement benefit cost. . . . . .            $400       $378      $312
                                                      ----       ----      ----
                                                      ----       ----      ----
- -------------------------------------------------------------------------------


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-age 65 employees is 12% in 1995, declining approximately 1% per year to 5.5% in 2002, and for post-age 65 employees is 9% in 1995 declining 1% per year to 6% in 1998 and ending at 5.5% in 2002. In 1994 and 1993, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% and 7.75%, respectively, salary increases are assumed to be 5% per year to retirement age in both years and the expected long-term rate of return on plan assets, consisting primarily of fixed income securities, was 9% in 1994, 1993 and 1992.

If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of January 31, 1995 would be increased by 19%. The effect of this change on the sum of the service cost and interest cost in 1994 would be an increase of 23%.

The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", in the first quarter of fiscal 1994. The impact of this statement was immaterial to the Company's consolidated financial statements.

10. STOCK INCENTIVE PLANS

The Company had three stock option plans in effect during 1994. One of the stock option plans expired on March 31, 1990 as to future grants. The most recent plan was adopted in May, 1993 pursuant to which an aggregate of 225,000 shares of the Company's common stock are available for grant. The remaining plan was adopted in May, 1989 pursuant to which an aggregate of 300,000 shares of the Company's common stock were available for grant. Under the three plans, either Incentive Stock Options or Non-qualified Stock Options could be granted, as determined by the Compensation Committee of the Company's Board of Directors (the "Committee"). Non-qualified Stock Options can be granted for terms of up to 10 years and with an option price that is less than the market value of the Company's common stock on the date of grant, but if less than market value, then not less than book value; such option price may not be less than 50% of market value under the 1989 plan and not less than 85% of market value under the 1993 plan. Incentive Stock Options can be granted for terms of up to 10 years and with an option price that is not less than the market value of the Company's common stock on the date of grant. Of the 265,600 options outstanding as of January 31, 1995, 105,825 are currently exercisable, with the remaining options exercisable over the next 4 1/2 years. A summary of the changes in outstanding stock options, including options granted under prior plans, follows:

- -------------------------------------------------------------------------------
Shares                                         1994          1993          1992
- -------------------------------------------------------------------------------
Outstanding at
  beginning of year. . . . . . . . .        229,100       260,695       236,363
Granted. . . . . . . . . . . . . . .         53,000        58,625        73,875
Exercised. . . . . . . . . . . . . .        (15,175)      (76,795)      (40,880)
Expired or terminated. . . . . . . .         (1,325)      (13,425)       (8,663)
                                        -----------   -----------   -----------
Outstanding at end of year . . . . .        265,600       229,100       260,695
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------
Available for grant
  at end of year . . . . . . . . . .        250,825       302,500       123,600
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------
Price range of options:
Outstanding. . . . . . . . . . . . .    $8.67-21.83   $8.67-21.83   $7.75-14.00
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------
Exercised. . . . . . . . . . . . . .    $8.67-18.63   $7.78-14.00   $7.75-14.00
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------
- -------------------------------------------------------------------------------

The Company also had two stock purchase plans in effect during 1994, both of which were adopted in May, 1993. The Directors Incentive Stock Grant Plan provides for the automatic annual award of 300 shares of Common Stock at par value to each director who is not an employee of the Company. An aggregate of 22,500 shares of common stock are available for grant under this plan of which 3,300 have been granted. The Deferred Incentive Stock Purchase Plan provides for an offer to selected officers and other key employees, as determined by the Committee, of rights to purchase Common Stock of the Company at a price determined by the Committee which cannot be less than

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

book value at the grant date. Quarterly deposits are made by the participant over a five-year period toward the purchase price of the shares, which are issued to the participant upon receipt of the final payment under the plan. An aggregate of 150,000 rights are available for grant under this plan, of which 116,250 have been granted at $13.33 per right.

- --------------------------------------------------------------------------------
11. INDUSTRY SEGMENTS

Information relating to the Company's segments is as follows (in thousands):


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                    Operating       Identifiable        Capital       Depreciation
                                                  Net Sales          Profit            Assets         Expenditures    Amortization
- ----------------------------------------------------------------------------------------------------------------------------------
1994
Transportation products. . . . . . . . . . .       $261,835          $27,952          $139,851           $12,763           $10,653
Laboratory equipment*  . . . . . . . . . . .         79,686            8,495            59,039             1,839             3,339
                                                   --------         --------          --------          --------          --------
                                                    341,521           36,447           198,890            14,602            13,992
Corporate. . . . . . . . . . . . . . . . . .             --           (5,831)           21,296                99               672
Net interest expense . . . . . . . . . . . .             --           (4,762)               --                --               ---
                                                   --------         --------          --------          --------          --------
Total. . . . . . . . . . . . . . . . . . . .       $341,521          $25,854          $220,186           $14,701           $14,664
                                                   --------         --------          --------          --------          --------
                                                   --------         --------          --------          --------          --------
1993
Transportation products  . . . . . . . . . .       $219,543          $27,876          $117,278           $10,039           $ 9,947
Laboratory equipment*  . . . . . . . . . . .         72,365            1,958            55,852             1,163             2,735
                                                   --------         --------          --------          --------          --------
                                                    291,908           29,834           173,130            11,202            12,682

Corporate  . . . . . . . . . . . . . . . . .             --           (5,001)           13,134                38               219
Net interest expense . . . . . . . . . . . .             --           (6,110)               --                --               ---
                                                   --------         --------          --------          --------          --------
Total. . . . . . . . . . . . . . . . . . . .       $291,908          $18,723          $186,264           $11,240           $12,901
                                                   --------         --------          --------          --------          --------
                                                   --------         --------          --------          --------          --------
1992
Transportation products  . . . . . . . . . .       $182,880          $19,005          $112,530           $ 7,155           $ 9,085
Laboratory equipment*  . . . . . . . . . . .         83,174            4,866            60,298             2,397             2,779
                                                   --------         --------          --------          --------          --------
                                                    266,054           23,871           172,828             9,552            11,864

Corporate  . . . . . . . . . . . . . . . . .             --           (4,667)            7,838                15                76
Net interest expense . . . . . . . . . . . .             --           (4,830)               --                --               ---
                                                   --------         --------          --------          --------          --------
Total  . . . . . . . . . . . . . . . . . . .       $266,054          $14,374          $180,666           $ 9,567           $11,940
                                                   --------         --------          --------          --------          --------
                                                   --------         --------          --------          --------          --------
- ----------------------------------------------------------------------------------------------------------------------------------


* The Laboratory Equipment segment was formerly the Laboratory and Other Products segment.



Information relating to the Company by geographic area is as follows (in thousands):


- -------------------------------------------------------------------------------
                                                         Net       Identifiable
                                        Net Sales      Earnings       Assets
- -------------------------------------------------------------------------------
1994
Domestic Operations. . . . . . . .       $320,863       $20,145        $191,527
European Operations. . . . . . . .         20,658         1,288          28,659
                                         --------      --------        --------
                                          341,521        21,433         220,186
Corporate and net
  interest expense . . . . . . . .             --        (6,671)             --
                                         --------      --------        --------
Total. . . . . . . . . . . . . . .       $341,521       $14,762        $220,186
                                         --------      --------        --------
                                         --------      --------        --------

1993
Domestic Operations. . . . . . . .       $275,523       $15,925        $166,196
European Operations. . . . . . . .         16,385         1,866          20,068
                                         --------      --------        --------
                                          291,908        17,791         186,264
Corporate and net
  interest expense . . . . . . . .             --        (7,025)             --
                                         --------      --------        --------
Total. . . . . . . . . . . . . . .       $291,908       $10,766        $186,264
                                         --------      --------        --------
                                         --------      --------        --------

1992

Domestic Operations. . . . . . . .       $248,310       $10,702        $159,077
European Operations. . . . . . . .         17,744         1,602          21,589
                                         --------      --------        --------
                                          266,054        12,304         180,666
Corporate and net
  interest expense . . . . . . . .             --        (5,987)             --
                                         --------      --------        --------
Total. . . . . . . . . . . . . . .       $266,054       $ 6,317        $180,666
                                         --------      --------        --------
                                         --------      --------        --------
- -------------------------------------------------------------------------------


Sales to two customers by companies in the transportation products segment aggregated 15% and 10% of consolidated net sales in 1994, 14% and 11% in 1993 and 12% and 11% in 1992.

12. STOCKHOLDERS' EQUITY

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

Retained earnings at January 31, 1995 includes $1,085,000 for stock subscriptions receivable, $597,000, net of deferred income taxes, for unrealized currency translation gains and $114,000, net of deferred income taxes, for an additional minimum pension liability. Retained earnings at January 31, 1994 includes $1,328,000 for stock subscriptions receivable, $1,047,000, net of deferred income taxes, for unrealized currency translation losses and $194,000, net of deferred income taxes, for an additional minimum pension liability.

- -------------------------------------------------------------------------------
13. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information is presented in thousands of dollars, except per share amounts:

- -------------------------------------------------------------------------------------------------------------------
                                                                 1st            2nd            3rd            4th
                                                               Quarter        Quarter        Quarter        Quarter
- -------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . .       1994        $79,900        $77,961        $89,017        $94,643
                                                   1993         78,607         71,824         72,845         68,632

Gross profit . . . . . . . . . . . . . . . .       1994         19,524         18,761         21,004         21,763
                                                   1993         19,880         17,199         16,309         16,532

Net earnings . . . . . . . . . . . . . . . .       1994          3,630          3,734          4,237          3,161
                                                   1993          3,541          3,025          2,127          2,073

Primary earnings per share . . . . . . . . .       1994           0.72           0.75           0.85           0.63
                                                   1993           0.73           0.61           0.43           0.41

Fully diluted earnings per share . . . . . .       1994           0.57           0.59           0.65           0.51
                                                   1993*          0.73           0.52           0.37           0.37
- -------------------------------------------------------------------------------------------------------------------

* Earnings per share is computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share does not equal the total for the year.


REPORT BY MANAGEMENT
- -------------------------------------------------------------------------------
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF VARLEN CORPORATION:

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

     Varlen's internal audit function reviews the accounting records, financial controls and practices on a planned, rotational basis to determine compliance with corporate policies. The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors appointed by the Board of Directors. Their responsibility is to audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the statements being presented fairly in conformity with generally accepted accounting principles.

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

/s/ Richard L. Wellek                   /s/ Richard A. Nunemaker
RICHARD L. WELLEK                       RICHARD A. NUNEMAKER
President and                           Vice President, Finance and
Chief Executive Officer                 Chief Financial Officer
March 6, 1995



INDEPENDENT AUDITORS' REPORT
- -------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
VARLEN CORPORATION
NAPERVILLE, ILLINOIS

     We have audited the accompanying consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Varlen Corporation and subsidiaries as of January 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois


QUARTERLY MARKET AND DIVIDEND INFORMATION
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
                                       1994                      1993
- -------------------------------------------------------------------------------
Fiscal Quarter                     HIGH      LOW            High        Low
- -------------------------------------------------------------------------------
First. . . . . . . . . . . . .    29        18 3/4        23 1/2      17 53/64
Second . . . . . . . . . . . .    21        18            23 53/64    20 11/64
Third. . . . . . . . . . . . .    23 1/2    19 1/4        27 21/64    20 1/4
Fourth . . . . . . . . . . . .    27        20            27 3/4      21 3/4
- -------------------------------------------------------------------------------

The Company paid a $.10 quarterly dividend throughout both 1994 and 1993. The Company estimates its number of shareholders of common stock, $.10 par value, is approximately 1,700 as of January 31, 1995, including shares held in "nominee" or "street" name.

BOARD OF DIRECTORS
- -------------------------------------------------------------------------------

RUDOLPH GRUA, age 66 -                  JOSEPH J. ROSS, age 49 -
*Vice Chairman and Director of          *Chairman, President and Chief Executive
General Binding Corporation             Officer of Federal Signal Corporation

ERNEST H. LORCH, age 62 -               THEODORE A. RUPPERT, age 64 -
Chairman of the Board                   *General Partner, Village Development
*Of Counsel to Whitman Breed Abbott     Chairman, Chief Executive Officer and
& Morgan, Attorneys                     Director of Glaize Development and
Director of Tyler Corporation           Director of Pioneer Bank and Trust

L. WILLIAM MILES, age 61 -              RICHARD L. WELLEK, age 56 -
*Vice President for Administration,     *President and Chief Executive Officer
Fairfield University, Connecticut

GREG A. ROSENBAUM, age 42 -                 *  Principal Occupation
*President, Palisades Associates, Inc.      -  Member Audit Commmittee
Director of Richey Electronics, Inc.        -  Member Compensation Committee


OFFICERS
- -------------------------------------------------------------------------------

RICHARD L. WELLEK, age 56               RICHARD A. NUNEMAKER, age 46
President and Chief Executive           Vice President, Finance and Chief
Officer (1983); National Metalwares,    Financial Officer (1991); Vice
Inc. subsidiary and Group Executive     President, Controller (1987); B.S.
(1968-1983); B.S. Industrial            Accountancy; M.A.S. University of
Management University of Illinois       Illinois, C.P.A.

RAYMOND A. JEAN, age 52                 STEPHEN A. MAGIDA, age 51
Executive Vice President and Chief      Secretary (1984); Attorney (1994);
Operating Officer (1993); Group         Partner in the Law Firm of Dechert
Vice President (1988-1992); B.S.        Price & Rhoads (1991-1994); Partner in
Engineering Physics University of       the Law Firm of Olwine, Connelly, Chase,
Maine; MBA University of Chicago        O'Donnell & Weyher (1980-1991); B.S.
                                        Economics Wharton School; LL.B.
GEORGE W. HOFFMAN, age 54               Columbia Law School
Railroad Group Vice President
(1990); Executive, Keystone Railway
Equipment Company subsidiary
(1979-1994); B.S. Chemical
Engineering University of Pittsburgh


GENERAL INFORMATION
- -------------------------------------------------------------------------------

TRANSFER AGENT                          INFORMATION CONTACT:                    FORM 10-K:
Harris Trust & Savings Bank             Richard A. Nunemaker                    Stockholders may obtain
111 West Monroe Street                  Vice President, Finance and             a copy of Form 10-K for the year
Chicago, Illinois 60690                 Chief Financial Officer                 ended January 31, 1995 as filed
                                        55 Shuman Boulevard                     by the Company with the SEC
INDEPENDENT AUDITORS                    P.O. Box 3089                           without charge by addressing
Deloitte & Touche LLP                   Naperville, Illinois 60566-7089         a written request to Richard A.
Two Prudential Plaza                    (708) 420-0400                          Nunemaker, Vice President,
180 North Stetson Avenue                                                        Finance and Chief Financial
Chicago, Illinois 60601                 ANNUAL MEETING                          Officer, Varlen Corporation
                                        The Annual Meeting of                   at the corporate office.
SHARES LISTED                           Stockholders will be held at
Varlen Corporation common               10 a.m. (local time) Tuesday,
stock is traded on the                  May 23, 1995 at the
NASDAQ Stock Market under               Hyatt Lisle
the symbol VRLN and its                 1400 Corporetum Drive
6 1/2 percent convertible               Lisle, Illinois 60532
subordinated debentures are
traded on the NASDAQ
SmallCap Market under the
symbol VRLNG.


OPERATING DIVISIONS AND SUBSIDIARIES
- -------------------------------------------------------------------------------

[Logo]    Acieries de Ploermel          [Logo]    Means Industries, Inc.

[Logo]    Alcor Petroleum               [Logo]    Precision Scientific
          Instruments, Inc.                       Petroleum Instruments Company

[Logo]    Chrome Crankshaft             [Logo]    Precision Scientific, Inc.
          Companies

[Logo]    Consolidated Metco, Inc.      [Logo]    Prime Manufacturing
                                                  Corporation

[Logo]    Walter Herzog GmbH            [Logo]    Unit Rail Anchor Company

[Logo]    Keystone Railway              [Logo]    Varlen Instruments, N. A.
          Equipment Company


                                VARLEN WORLDWIDE
                                    [Figure]


                    [Logo]    Varlen Corporation
                              55 Shuman Blvd.
                              P.O. Box 3089
                              Naperville, Illinois 60566-7089
                              (708) 420-0400

[Logo] Printed on Recycled Paper