Form 10-K405, Exhibit 13
period 1996-01-31
VARLEN CORP
filed 1996-04-25
CIK 103071

                                                              Varlen Corporation
                                                              Annual Report 1995
                                                       Manufacturer of Precision
                                                             Engineered Products

VARLEN AT A GLANCE


                            OUTPERFORMING OUR MARKETS


                                 TRUCK / TRAILER

PRIMARY MARKETS:

Class 8 trucks and over-the-road trailer manufacturers - domestic and international.

PRODUCTS:

ALUMINUM PERMANENT MOLD AND DIE CASTINGS

  * Axle hubs
  * Suspension brackets
  * Transmission housings
  * Spring brake flanges and pistons

STRUCTURAL MOLDED PLASTIC COMPONENTS

  * Door sill assemblies
  * Instrument panels
  * Sleeper cab accessories

                                    RAILROAD

PRIMARY MARKETS:

Locomotive and railcar manufacturers, railroads and railcar maintenance facilities, lessors, and track maintenance contractors. Global markets.

PRODUCTS:

RAILCARS

  * Hydraulic cushioning                * Draft gears
  * Buffers                             * Discharge gates

LOCOMOTIVES

  * HVAC systems                        * Draft gears
  * Valves                              * Toilets

REMANUFACTURED CRANKSHAFTS AND CAMSHAFTS

RAILROAD TRACK FASTENER SYSTEMS

                                   AUTOMOTIVE

PRIMARY MARKETS:

Original equipment automotive manufacturers and tier one suppliers. Aftermarket transmission rebuilders. Parts are used on cars and light trucks. Domestic and international markets.

PRODUCTS:

AUTOMATIC TRANSMISSION REACTION PLATES

STEERING COLUMN COMPONENTS

TRANSMISSION COMPONENTS

SEAT FRAME BRACKETS

PRECISION STAMPED METAL COMPONENTS AND WELDMENTS



                                    PETROLEUM
                                    ANALYZERS

PRIMARY MARKETS:

Instrumentation to improve yield, certify products and monitor regulatory standards. Used by oil refineries, petrochemical plants, petroleum transporters, and large users of distillate products. Global markets.

PRODUCTS:

AUTOMATED LABORATORY QUALITY CONTROL INSTRUMENTS

ON-LINE PROCESS ANALYZERS

MANUAL AND SEMI-AUTOMATIC PHYSICAL PROPERTY ANALYZERS

PORTABLE OPTOELECTRONIC ANALYZERS

CERTIFICATION SAMPLES

PETROLEUM TESTING SERVICES

FINANCIAL HIGHLIGHTS
Varlen Corporation and Subsidiaries

(In thousands, except per share data)


                                                                    1995(a)        1994(a)        1993(a)
FOR THE YEAR
Net Sales. . . . . . . . . . . . . . . . . . . . . . . . . .       $386,987       $341,521       $291,908
Net Earnings . . . . . . . . . . . . . . . . . . . . . . . .         19,609         14,762         10,766
Net Earnings as a Percent of Sales . . . . . . . . . . . . .            5.1%           4.3%           3.7%
Return on Average Stockholders' Equity . . . . . . . . . . .           21.4%          20.5%          18.0%
Return on Invested Capital . . . . . . . . . . . . . . . . .           13.8%          12.4%          10.5%
Capital Expenditures . . . . . . . . . . . . . . . . . . . .      $  23,427      $  14,701      $  11,240
Depreciation and Amortization. . . . . . . . . . . . . . . .         14,259         14,664         12,901
- ---------------------------------------------------------------------------------------------------------
AT YEAR END
Working Capital. . . . . . . . . . . . . . . . . . . . . . .      $  67,044      $  57,713       $ 49,046
Net Property, Plant and Equipment. . . . . . . . . . . . . .         69,675         59,636         52,867
Total Debt . . . . . . . . . . . . . . . . . . . . . . . . .         73,485         72,855         72,820
Stockholders' Equity . . . . . . . . . . . . . . . . . . . .         97,953         79,031         63,644
Senior Debt as a Percent of Total Capitalization . . . . . .            2.6%           2.5%           2.8%
Total Debt as a Percent of Total Capitalization. . . . . . .           42.9%          48.0%          53.4%
- ---------------------------------------------------------------------------------------------------------
PER SHARE DATA
Primary Earnings Per Share . . . . . . . . . . . . . . . . .     $     3.51       $   2.68       $   1.98
Fully Diluted Earnings Per Share . . . . . . . . . . . . . .           2.67           2.11           1.73
Dividends Declared . . . . . . . . . . . . . . . . . . . . .           0.39           0.36           0.36
Stockholder's Equity . . . . . . . . . . . . . . . . . . . .          18.26          14.76          11.94
- ---------------------------------------------------------------------------------------------------------


(a) Throughout this report the years ended January 31, 1996, 1995 and 1994 are referred to as 1995, 1994, and 1993, respectively. The per share data in 1994 and 1993 reflect restatement for a 10% stock dividend in 1995.

1995 SEGMENT RESULTS

LETTER TO A FELLOW SHAREOWNERS AND ASSOCIATES

Public company management is often accused of writing "puffy" or self-congratulatory letters to shareholders, this is not our style. At the risk of being charged with "breaking our arms while patting ourselves on the back," we would like to highlight some key accomplishments of 1995.

     - Third consecutive record year:
          - Sales increased 13 percent
          - Net earnings increased 33 percent
     - 13.8 percent return on invested capital - a record
     - 21.4 percent return on equity - a record
     - International sales now 19 percent
     - Productivity increased 6 percent over the prior year
     - A non-strategic business unit was sold
     - 10 percent stock dividend paid, effectively increasing the cash dividend by 10 percent
     - 500,000 share common stock repurchase authorized

     Most of 1995's growth was internal - the result of increased market penetration and expanding markets. Investments Varlen made and is making in product development, market expansion and cost reduction are paying off. We continue to aggressively fund the growth of our existing operating units. Our key criteria is that investments must exceed our cost of capital. In 1995, our capital expenditures were $23,400,000 and for the last five years totaled $67,000,000 - 130 percent of depreciation. Varlen's results speak for themselves.

     We feel Varlen is still capable of growing faster. To quicken our pace of growth, we have to look externally to acquisitions, joint ventures and other forms of corporate partnering.

     From this perspective, 1995 was a frustrating year. We devoted a great deal of time and a fair amount of expense in an attempt to accelerate our strategic growth plan. Our one success was in the formation of an alliance between our petroleum analyzer business unit and Boston Advanced Technologies, Inc., a manufacturer of instruments using optoelectronic technology.

     Strategic acquisition candidates were identified but we were unwilling to compete with the very high prices offered by others at the top of the business cycle. Another factor was the reluctance of targeted companies to sell their businesses. The mergers and acquisitions market seems to have returned to the excessive days of the 1980's where bank credit was "easy" and large pools of equity funding were available. Varlen has, and will continue to take, a disciplined approach to growth. This does not mean that we will be a wallflower. We are focused on strategic acquisitions of manufacturers of engineered industrial products. The projected return from any acquisition or partnership must exceed our cost of capital and enhance Varlen's market position. We are increasing our corporate development effort and with a very strong balance sheet are well positioned to aggressively pursue external growth.



                             "VARLEN HAS A HISTORY
                          OF OUTPERFORMING ITS MARKETS
                                 AND WE EXPECT
                            TO DO SO IN THE FUTURE."

LETTER TO FELLOW SHAREOWNERS AND ASSOCIATES
CONTINUED

GLOBAL GROWTH

     Varlen's revenues from exports and foreign operations climbed to 19 percent of total sales, up from 16 percent in 1994 and up sharply from the beginning of the decade. Our goal is to have international revenues at a minimum of 25 percent. We plan to accomplish this by developing more products specifically designed for foreign markets, increasing market share, expanding our geographic reach, and through strategic acquisitions. We feel the greatest opportunities are in products for the railroad industry and petroleum analyzers, although recently we received our first meaningful non-North American export orders for aluminum trailer hubs and automatic transmission reaction plates.

FINANCIAL GOALS

Since the end of the last recession in 1991, Varlen has had a compound annual growth rate of 54 percent in earnings and 14 percent in sales. While we would like to maintain this momentum, the fact that Varlen's transportation products segment serves cyclical industries makes it difficult. We are dedicated to long-term growth and ask that Varlen's performance be measured over the entire length of a business cycle.

VARLEN'S FINANCIAL OBJECTIVES ARE:

- - RETURN ON INVESTED CAPITAL: average during the business cycle of 10 percent. We have exceeded this target for the past three years and plan to do so again in 1996. This measurement is the key element in the incentive compensation program for Varlen management.

- - RETURN ON EQUITY: average during the business cycle of 15 percent. To achieve this objective, we must perform well above the 15 percent average in years when economic conditions are favorable. We have significantly surpassed this target during the past three years (20 percent average) and are focused on doing so again in the coming year.

- - RETURN ON SALES: 10 percent pre-tax. While improving, we have not met this goal in recent years. We strive to achieve our earnings goals while focusing on cash flow, making long-term investments in our businesses, and maintaining a strong balance sheet.

- - SALES GROWTH: average 12 percent. Although we desire to grow at a rapid pace, we never lose sight that return on invested capital is one of the most critical measures for adding economic value.

SHAREOWNERS VALUE

     Varlen's mission statement begins with the declaration that our "primary objective is to increase the long-term value of its shareowners' investment". We take this commitment seriously. During the past five years the compound annual return on an investment in Varlen stock was 29%, assuming reinvestment of dividends. If a $100 investment was made on January 31, 1991, it would have been worth $362 on January 31, 1996. This return is significantly higher than the 16% compound annual return on an investment in the S&P 500. We endeavor to manage Varlen to reward long-term shareowners.

OUTLOOK

     For 1996, the North American sales of heavy-duty trucks/trailers and new freightcars and locomotives are projected by some analysts to fall as much as 30 to 35 percent from their very high 1995 levels. While this is a precipitous drop, one should keep in mind that the projected production will still be at very healthy levels. Although the North American railroad industry may be weaker in 1996, we expect to compensate by increasing international and aftermarket sales. Automotive industry sales of light vehicles may be flat or fall slightly, but we anticipate our performance in this market to continue to improve. Varlen's petroleum analyzer business is expected to grow in 1996 as new products are introduced and our distribution network is expanded.

     Varlen has a history of outperforming its markets and we expect to do so in the future. We intend to expand globally, increase market penetration, and quicken the pace of new product development. Varlen's operating units are strong and well positioned to take advantage of growth opportunities even in weakening markets. We are very enthusiastic about your company's long-term prospects and will continue to invest in its future.


     In July 1995 we sold a non-strategic business, a manufacturer of tubular products for consumer markets. Recently, we announced plans to divest our research laboratory appliance business. This industry is experiencing consolidation at both the manufacturing and distribution levels. We have decided that future expenditures are better invested where Varlen can maintain critical mass, such as in our transportation products segment and in instruments for the petroleum and petrochemical industries. Excluding any sale gain or loss, the absence of these two businesses could create approximately $0.12 to $0.15 per share in earnings dilution in 1996. The proceeds from these divestitures will be reinvested in future acquisitions with greater profit potential.

     In many ways Varlen's 1995 outstanding performance reflects our associates' ongoing commitment to our customers, continuous improvement and a willingness to embrace change--thank you. We also extend our appreciation for the support of Varlen shareowners and the loyalty of our customers and suppliers.


/s/ Ernest H. Lorch                /s/ Richard L. Wellek
Ernest H. Lorch                    Richard L. Wellek
Chairman of the Board              President and Chief Executive Officer

March 6, 1996

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


REVIEW OF OPERATIONS

TRANSPORTATION PRODUCTS

     In last year's report we promised to get a lot better, and we did! In spite of weak pricing and rising material costs, our productivity increases, new programs, and market penetration gains generated operating profit growth of 32 percent on a net sales increase of 21 percent. The markets Varlen serves may be considered mundane, but the results do not have to be. While we derived a great deal of satisfaction from our 1995 results in this segment, we have not been resting on our laurels. On the contrary, we have been taking advantage of our earnings gains to invest in our businesses to further strengthen the competitive advantages we enjoy in our markets.

Varlen invested a record $22,400,000 in 1995 to support the internal growth and cost reduction efforts of our transportation segment plants. This infusion of capital, up 76 percent from $12,800,000 last year and 2.3 times depreciation, will improve operations and increase Varlen's ability to serve its customers.

The North American heavy-duty truck and trailer markets operated at capacity levels for most of 1995, and we were able to capitalize on that strength. Through new programs and share gains, along with the rise in base demand, Varlen sales and operating profit in this market reached record levels. Unfortunately, these markets lost considerable momentum in the last quarter, and expectations for 1996 are for our OEM customers to be down about 30 percent. But even with this industry pull back, the full year impact of new programs we started in mid 1995, combined with the production ramp-up of components for Freightliner's new Century Class truck, should allow Varlen to substantially outperform the market. In fact, our state-of-the-art facility in Bryson City, North Carolina, is now starting up production to support a four-fold increase over the structural plastic interior content value we have on current generation Freightliner trucks.

     As trucking companies push to increase payload and reduce operating expenses, demand for our lightweight technology--design and application of aluminum and structural plastic components--is expected to grow. Recognizing that the surest way to grow is by satisfying customers, we are working hard to transform more of our customer OEM relationships into working partnerships. This is done not only by being relentless in striving to meet and exceed service levels, but also by providing engineered solutions to design problems. These initiatives are expected to continue generating breakthrough revenue gains.

     Pull-through marketing efforts with trailer fleet owners have generated solid share gains for our proprietary aluminum hubs. Our North American market share has grown by 28% over the last two years, and we believe the potential for future growth is substantial. Also, interest for our lightweight hubs is growing in international markets, and development projects are active with OEM accounts in Europe and Japan.

     North American factories produced about two percent fewer light passenger vehicles in 1995 than they did in 1994. Nevertheless, Varlen had record operating profit in this market as margins were increased by improving manufacturing yields through a sharp focus placed on reducing the variation in our manufacturing processes. Although we always delivered high-quality products to our customers, it was costing us too much to achieve this quality because of defects that we needed to inspect for and correct. The goal for 1996 is to further reduce the defect rate--the number of products that do not make it through our production lines error free the first time--and to again realize a margin gain. We believe that in the next few years, this "process capability" initiative can further reduce cost, speed our responsiveness to customers, and add to our manufacturing capacity. We are bringing in technical expertise where needed, and we are training our own "champions" to lead this effort.

     Although the auto portion of the market is not expected to rebound in 1996, increasing popularity of sport utility vehicles and light trucks--the strongest portion of our market--is expected to enable us to outperform the combined light vehicle market. For the future, we are making the technical investments to provide more value added products, with a focus on being a specialist in the manufacturing of automatic transmission reaction plates. These investments are enhancing our capability and reputation and were instrumental in recently winning plate business from GM-Europe.

     During 1995, Varlen's railroad operating profit increased 42 percent on a sales increase of 39 percent over 1994, and our leading niche positions should assist us in outperforming the market in 1996. Unfortunately, the weakness in industrial production, a fourth quarter drop in traffic hauled, and investment decision delays due to the big western railroad mergers will be derailing both freight car and locomotive builds for 1996. We plan to compensate by increasing aftermarket and international sales.


[PHOTO]

Structural plastic interior components for Class 8 trucks are manufactured in a new world class plant.

REVIEW OF OPERATIONS

     For our shock control devices, we expect to increase sales with advanced products based on our proprietary energy absorption technology. More engineering resources are now focused on beating competitors to market with new and improved products for both North America and Europe. Our track fastener operation is now benefiting from a major process upgrade in 1995 that enhanced its competitive edge to make further penetration in international markets. Our locomotive business unit formed in 1995 is expected to increase earnings by more effectively reaching out and satisfying customers' aftermarket needs.

     We are aggressively pursuing new sources of railroad growth. International marketing efforts have been intensified, and several joint ventures are being considered. Technology leadership across our product lines affords us opportunities to provide customers with the advanced products they require. As evidenced by recent orders from China for air conditioning equipment, these opportunities reach out globally. We expect foreign sales to increase significantly over the next several years.

ANALYTICAL INSTRUMENTS

At the end of 1994, we announced our intention to sell our tubular products business which we did in July, 1995. Despite the loss of this unit's earnings for the second half, operating profit grew by 6 percent in this segment over 1994.

Because of low government funding levels and with pharmaceutical companies focused on improving the utilization of their laboratories, the research laboratory appliance market remained depressed in 1995 and our sales declined. Nevertheless, through improvements in manufacturing operations and fixed cost reductions, operating profit at our laboratory appliance business reached a record level--32 percent over 1994. Recently, we announced we were actively seeking a buyer for this business because we determined it was not likely we could sustain a leadership position. Until the unit is sold, we expect the export business to remain robust and help deliver a good income stream.

Varlen Instruments--this segment's flagship business serving the petroleum industry with instruments used to measure the physical property of crude oil and its derivatives--delivered strong sales and operating profit for the year. Although adversely affected by the high deutsche mark, the full year impact of our direct sales effort in North America, along with increasing distribution effectiveness, bolstered results. We also entered into a strategic alliance with Boston Advanced Technologies--a leader in the design of mid-range infrared spectroscopic instruments--to complement our technology base and extend the range of products offered through our distribution channels.

     Beyond increasing our investment in engineering and development, we intend to better leverage our resources by improving the efficiency with which we bring products to market. New products are the cornerstone of the growth initiative for this business group, and this effort must deal with better project scheduling and management of design capacity. This focused objective of increasing time-to-market efficiency will be supplemented with an aggressive search for more niche acquisitions and alliances to further leverage our distribution capability.

INVENTORY MANAGEMENT

     Since the late 1980's, Varlen has been focused on programs targeting improved inventory management. The results have been excellent, with the absolute inventory level increasing from $35.9 million to $36.5 million between fiscal 1988 and fiscal 1995, while sales nearly doubled. This represents a 38 percent increase in turnover. Of equal importance was the reduced cycle time in our plants which improved manufacturing efficiency and productivity, thereby increasing our ability to respond to customer needs.

OPERATING OUTLOOK

     While all of us at Varlen share a vision of becoming a premier company, few of us believe we have reached that distinction. To the contrary, we believe we are capable of further leaps in operating performance over the years ahead. We are confident we are on the right path and are committed to creating the environment necessary to fulfill that vision.



/s/ Raymond A. Jean

RAYMOND A. JEAN
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

     [Photo]

Automated production processes are used to produce automatic transmission reaction plates in order to insure high quality and low cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      1995         1994*        1993*         1992*        1991*
STATEMENT OF EARNINGS DATA:
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . .         $386,987     $341,521     $291,908      $266,054     $230,517
                                                                     --------     --------     --------      --------     --------
Earnings before income taxes . . . . . . . . . . . . . . . .           34,706       25,854       18,723        14,374        7,334
Income tax expense . . . . . . . . . . . . . . . . . . . . .           15,097       11,092        7,957         6,706        3,890
                                                                     --------     --------     --------      --------     --------
Earnings before cumulative effect of change in
  accounting principle . . . . . . . . . . . . . . . . . . .           19,609       14,762       10,766         7,668        3,444
Cumulative effect of change in accounting principle. . . . .               --           --           --        (1,351)          --
                                                                     --------     --------     --------      --------     --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .         $ 19,609     $ 14,762     $ 10,766      $  6,317     $  3,444
                                                                     --------     --------     --------      --------     --------
                                                                     --------     --------     --------      --------     --------
- ----------------------------------------------------------------------------------------------------------------------------------
Gross profit as a percent of sales . . . . . . . . . . . . .             25.0%        23.7%        24.0%         23.8%        21.9%
Earnings before cumulative effect of change in
  accounting principle as a percent of sales . . . . . . . .              5.1%         4.3%         3.7%          2.9%         1.5%
- ----------------------------------------------------------------------------------------------------------------------------------
Effective tax rate before cumulative effect of change
  in accounting principle. . . . . . . . . . . . . . . . . .             43.5%        42.9%        42.5%         46.7%        53.0%
- ----------------------------------------------------------------------------------------------------------------------------------
Per share data--primary:
  Earnings before change in accounting principle . . . . . .         $   3.51     $   2.68     $   1.98      $   1.04     $   0.46
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .             3.51         2.68         1.98          0.86         0.46
Per share data--fully diluted:
  Earnings before change in accounting principle . . . . . .             2.67         2.11         1.73          1.04         0.46
  Net earnings . . . . . . . . . . . . . . . . . . . . . . .             2.67         2.11         1.73          0.86         0.46
Dividends declared . . . . . . . . . . . . . . . . . . . . .             0.39         0.36         0.36          0.36         0.36
- ----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares--primary . . . . . . . . .            5,583        5,513        5,442         7,346        7,412
Weighted average number of shares--fully diluted . . . . . .            8,363        8,305        7,329         7,346        7,412
- ----------------------------------------------------------------------------------------------------------------------------------


SUMMARY OF FINANCIAL CONDITION
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      1995         1994*        1993*         1992*         1991*
BALANCE SHEET DATA:
- ----------------------------------------------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . . . . . . . . . . . .         $230,874     $220,186     $186,264      $180,666     $182,279
Working capital. . . . . . . . . . . . . . . . . . . . . . .           67,044       57,713       49,046        39,570       38,632
  Ratios:
    Current assets to current liabilities. . . . . . . . . .            2.5/1        2.1/1        2.4/1         1.9/1        2.0/1
    Average inventory turnover . . . . . . . . . . . . . . .              7.2          6.7          6.1           5.7          5.0
    Average accounts receivable turnover . . . . . . . . . .              8.4          8.2          8.1           7.5          7.3
- ----------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment. . . . . . . . . . . . . .         $ 69,675     $ 59,636     $ 52,867      $ 54,779     $ 58,436
Capital expenditures . . . . . . . . . . . . . . . . . . . .           23,427       14,701       11,240         9,567        7,949
Depreciation . . . . . . . . . . . . . . . . . . . . . . . .           11,819       11,885       10,295         9,488        8,794
- ----------------------------------------------------------------------------------------------------------------------------------
Debt:
  Senior debt. . . . . . . . . . . . . . . . . . . . . . . .         $  4,485     $  3,855     $  3,820      $ 74,679     $ 63,261
  Senior debt as a percent of total capitalization . . . . .              2.6%         2.5%         2.8%         58.1%        46.4%
  Total debt . . . . . . . . . . . . . . . . . . . . . . . .         $ 73,485     $ 72,855     $ 72,820      $ 74,679     $ 63,261
  Total debt as a percent of total capitalization. . . . . .             42.9%        48.0%        53.4%         58.1%        46.4%
- ----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity. . . . . . . . . . . . . . . . . . . . .         $ 97,953     $ 79,031     $ 63,644      $ 53,788     $ 73,031
Stockholders' equity per share. . . . . . . . . . . . . . . .            18.26        14.76        11.94         10.30         9.85
Return on average stockholders' equity . . . . . . . . . . .             21.4%        20.5%        18.0%          8.5%         4.8%
- ----------------------------------------------------------------------------------------------------------------------------------


* The per share data and weighted average number of shares outstanding were restated for a 10% stock dividend in 1995. In addition, 1992 and 1991 include the affects of a 3 for 2 stock split effected in the form of a stock dividend in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED JANUARY 31, 1996 (1995) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1995 (1994)

OVERVIEW

     The Company designs, manufactures and markets a diverse range of products in its transportation products and analytical instruments business segments. These products are marketed to the railroad, heavy-duty truck and trailer, and automotive industries, as well as to the life sciences research and petroleum industries. The demand for the Company's products is affected by domestic as well as international economic conditions. The Company's manufacturing operations have a significant fixed cost component. Accordingly, during periods of changing product demand, the profitability of many of the Company's operations may change proportionately more than revenues of such operations. During the fourth quarter of 1995, the Company changed the name of its laboratory equipment segment to the analytical instruments segment.

OPERATIONS

     The Company's sales for fiscal 1995 were $387.0 million, up $45.5 million or 13.3% from sales of $341.5 million in 1994. Sales increased in the transportation products segment due to higher demand and acquisitions. Sales declined in the analytical instruments segment primarily as a result of a disposition in mid-1995.

     Net earnings for the year were $19.6 million or $2.67 per share on a fully diluted basis. This represented a 32.8% increase over the $14.8 million or $2.11 per share on a fully diluted basis in 1994. Profits increased in both business segments, with the transportation segment having the greatest increase.

TRANSPORTATION PRODUCTS

     Transportation products revenues increased 21.1% to $317.1 million, as compared to $261.8 million in 1994. The Company's heavy-duty truck and trailer business had higher sales than during the prior year period as a result of increased industry demands and greater customer penetration with new and existing products. Also during 1995, a contract was signed with a large truck customer to produce components for a new truck to be introduced in early 1996. No revenues were generated in 1995, although start-up costs were incurred for this contract. Revenues increased at the railroad business as a result of two 1994 acquisitions, while comparable business revenues were flat. The acquisitions extended the Company's participation in European railroad components and domestic and international locomotive components. During the latter half of 1995, mergers of several of the largest domestic railroads caused a delay in demand for certain railroad products. The Company's automotive components business had lower sales due to elimination of certain low margin products. Industry-wide demand for light trucks was up which benefited the Company.

     Operating profit in 1995 was $36.9 million (11.6% of segment sales) compared to $28.0 million (10.7% of segment sales) during 1994. Higher volume in the heavy-duty truck and trailer business resulted in improved operating profit. At the automotive parts business, operating profit increased despite lower revenues as a result of improved productivity and efficiency. Railroad components' operating profit improved as a result of higher efficiency, cost containment and acquisitions.

ANALYTICAL INSTRUMENTS

     Sales in the analytical instruments segment for 1995 decreased to $69.9 million compared to $79.7 million in 1994. The decrease in revenues in this segment occurred as a result of the sale of a non-strategic business in July 1995 whose contribution to sales in 1995 was $12.9 million lower than that in 1994. If the effects of this business were eliminated, revenues in the remainder of the segment increased $3.0 million. The petroleum analyzer business had increased revenues offsetting a small decline in sales of research laboratory instruments. The increase in sales resulted from higher sales of on-line instruments, positive currency adjustments ($2.3 million) and increased sales through company-owned distributors.

     Operating profit for the analytical instruments segment increased to $9.0 million (12.9% of segment sales) from $8.5 million (10.7% of segment sales) in the prior year's period. Operating profit improved in 1995 in all business areas except the business sold in 1995. Improved profit resulted from cost reductions in the research laboratory appliance business and the positive effect of currency translation ($.3 million) in the petroleum analyzer business.

COST OF SALES

     Consolidated gross margin was 25.0% in 1995 compared to 23.7% in 1994. Gross margin increased at both business segments. Within the transportation products segment, gross margin improved at the automotive and railroad businesses but declined at the heavy-duty truck and trailer business. A significant increase in the automotive gross margin resulted from improved productivity and efficiency. Heavy-duty truck and trailer gross margin declined due to increased raw material prices that could not be offset by higher selling prices. In the analytical instruments segment, gross margin increased due to cost reduction and improved productivity at the research laboratory appliance business as well as a greater 1995 margin at the disposed business.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses in 1995 were $57.8 million (14.9% of sales) compared to $50.4 million (14.8% of sales) in 1994. In the transportation products segment, selling, general and administrative expenses were flat when expressed as a percent of sales while they were higher as a percent of sales in the analytical instruments segment primarily due to the previously-mentioned divestiture whose expenses as a percentage of sales were lower than that of the other companies in the analytical instruments segment. During the year, the Company increased its spending on engineering, research and product development.

INTEREST EXPENSE AND INCOME TAXES

     Gross interest expense for 1995 was $5.3 million compared to $5.2 million for the prior year's period. Borrowings and average interest rates were relatively unchanged. Interest income was $.3 million higher in 1995 as a result of increased levels of temporary investments during the year.

     Income taxes were provided at an effective rate of 43.5% in 1995 and 42.9% in 1994. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations, and state income taxes.

FOURTH QUARTER

     Sales for the fourth quarter of 1995 were $88.1 million, down from the $94.6 million reported in 1994. Sales were flat in total in the transportation segment although heavy-duty truck and trailer sales were up while other business areas declined. In the analytical instruments segment, the mid-year divestiture was the principal cause of lower sales.

     Net earnings were $3.3 million or $.48 per share on a fully diluted basis in 1995's fourth quarter compared to $3.2 million or $.46 per share in the year ago period. Operating profit was up in the transportation products segment where a significant earnings improvement in the automotive parts business offset declines elsewhere. During the fourth quarter of 1995, the heavy-duty truck and trailer business incurred $.5 million of start-up costs on a new facility. Excluding these costs, operating profit would have improved at this business.
In the analytical instruments segment, operating profit declined principally due to the mid-year 1995 disposition. The effective income tax rate in the fourth quarter of 1995 was 43.5% compared to 42.9% in the 1994 quarter.

CAPITAL RESOURCES AND LIQUIDITY

     During the three-year period ended January 31, 1996, the Company generated $84.3 million of cash from operating activities. As of January 31, 1996, the Company's working capital was $67.0 million, its total assets were $230.9 million, its total debt, excluding current portion, was $73.4 million and stockholders' equity was $98.0 million.

     Investing activities during the three-year period ended January 31, 1996 included capital expenditures of $49.4 million. These capital expenditures were primarily for machinery and equipment to support new products and to improve operating efficiency and included $9.6 million to acquire and equip a new facility in 1995. At January 31, 1996, the Company had no material commitments to purchase machinery and equipment.

     To support its investing activities, the Company has an $80 million revolving credit agreement which expires on December 6, 1998. This credit facility will be used by the Company as the principal source of acquisition funding. At January 31, 1996, the Company had no debt outstanding under this credit facility. The percentage of debt to total capitalization at January 31, 1996 was 42.9%, down from 48.0% at January 31, 1995. Cash and short-term investments were $22.9 million at the end of fiscal 1995 compared to $13.1 million at the end of fiscal 1994. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs, capital expenditures and scheduled debt repayments.

YEAR ENDED JANUARY 31, 1995 (1994) AS COMPARED TO THE YEAR ENDED JANUARY 31, 1994 (1993)

     The Company's sales for fiscal 1994 were $341.5 million, up $49.6 million or 17.0% from sales of $291.9 million in 1993. Sales increased in both business segments and all business areas exceeded prior year sales, including the impact of acquisitions and excluding the impacts of dispositions.

     Net earnings were $14.8 million or $2.11 per share on a fully diluted basis. This represented a 37.1% increase over the $10.8 million or $1.73 per share on a fully diluted basis in 1993. Net earnings in 1993 included a third quarter special pre-tax charge of $2.0 million ($1.1 million after tax) taken against the Company's research laboratory appliance products operation. The impact of this charge on 1993 net earnings per share was $.14 on a fully diluted basis. The charge reflected costs incurred in connection with a work force reduction, installation of a new management team, valuation of certain inventory and other realignments designed to resize this unit and return it to profitability.

     Transportation products revenues increased 19.3% to $261.8 million, as compared to $219.5 million in 1993. The Company's automotive parts and large truck and trailer businesses had higher sales than during the prior year period as a result of increased customer demand and new products partially offset by selected lower selling prices. The railroad business also had increased sales in 1994 as a result of sales from acquired businesses which more than offset the impacts of lower unit sales and prices in certain of the base businesses.
During the second half of 1994, the Company acquired two strategically important railroad products companies and recontinued certain previously discontinued railroad products related operations, none of which had a material impact during 1994. Operating profit was $28.0 million (10.7% of segment sales) compared to $27.9 million (12.7% of segment sales) during 1993. Limited ability to pass on higher material costs through selling price increases, productivity limitations from over-utilization of capacity at certain facilities, and in the railroad business production limitations early in the year and lower selling prices throughout most of the year negatively affected the operating profit margin percentage. This resulted in flat operating profit on a significant increase in segment sales.

     Large truck and trailer industry sales were again substantially higher in the 1994 periods than in the prior year and the Company benefited from this improvement. In addition, the Company's largest heavy-duty truck customer maintained its number one market share position during 1994 and increased sales penetration occurred at another significant large truck customer. Automotive industry sales, especially light truck sales, increased during 1994 over the year's earlier periods which benefited the Company's automotive parts operations. The Company also benefited from its parts being on many of the more popular automobile models, including certain new models. Demand for the Company's railroad products, excluding acquisitions and recontinuances, did not increase despite increased railroad revenue ton miles and increased new freight car builds, principally due to lower purchases of the Company's maintenance of way products.

     Sales in the analytical instruments segment for 1994 increased to $79.7 million compared to $72.4 million in 1993. The increase in revenues in this segment occurred in all business areas after excluding the effects of a small laboratory products facility disposed of in 1993. The petroleum instrument business had the greatest sales increase principally as a result of acquisitions in both late 1993 and 1994. Increased revenues also occurred in the research laboratory appliance businesses and tubular metal goods business primarily as a result of increased unit sales, although small price increases contributed.

     Operating profit for the analytical instruments segment increased to $8.5 million (10.7% of segment sales) from $2.0 million (2.7% of segment sales) in the prior year's period. Operating earnings improved in 1994 in all business areas. At the research laboratory appliance business, operating earnings were significantly increased as a result of cost containment actions taken in 1993. In 1993 operating profits were negatively affected by the previously discussed $2.0 million charge taken against the research laboratory appliance operation and $.6 million of pre-tax costs and losses related to the operation of, and the establishment of a reserve for, the disposition of the small laboratory products facility. Increased 1994 petroleum instrument profits resulted from late 1993 and 1994 acquisitions while improvement in performance at the tubular metal products business resulted from sales of new products. During 1994, foreign currency fluctuations had a $.5 million positive impact on sales and a $.1 million positive impact on pre-tax earnings in this segment.

     Consolidated gross margin was 23.7% in 1994 compared to 24.0% in 1993. The analytical instruments segment gross margin increased in all businesses during the year. In the tubular metal goods and laboratory appliance businesses, the improvement was the result of cost reduction programs as selling price increases only approximated material cost increases. The petroleum instruments business gross margin increased as a result of 1993 and 1994 acquisitions. The gross margin in the transportation products segment decreased during the year. This resulted from increased raw material costs, principally aluminum and steel, which could not always be recovered by increased selling prices. Additionally, selling price reductions were made on certain products. In the automotive parts and large truck and trailer businesses, productivity was negatively affected by over-utilization of capacity and higher than normal new product introductions.

     Selling, general and administrative expenses of $50.4 million, 14.8% of sales in 1994, were lower as a percent of sales than the 1993 level of 15.5%. In the transportation products segment, selling, general and administrative expenses as a percent of sales increased slightly versus 1993 due to increased engineering and product development expenses and the impact of a European acquisition. In the analytical instruments segment, selling, general and administrative expenses decreased during 1994 compared to 1993 principally as a result of the $2.0 million charge at the laboratory appliance business in 1993.

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

CONSOLIDATED STATEMENTS OF EARNINGS

VARLEN CORPORATION AND SUBSIDIARIES


(In thousands, except per share data)                                     YEAR ENDED JANUARY 31,
                                                                     1996           1995           1994
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . .       $386,987       $341,521       $291,908
   Cost of sales . . . . . . . . . . . . . . . . . . . . . .        290,052        260,469        221,988
                                                                   --------       --------       --------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . .         96,935         81,052         69,920
   Selling, general and administrative expenses. . . . . . .         57,762         50,436         45,087
                                                                   --------       --------       --------
Earnings before interest and income taxes. . . . . . . . . .         39,173         30,616         24,833
   Interest expense. . . . . . . . . . . . . . . . . . . . .         (5,281)        (5,249)        (6,332)
   Interest income . . . . . . . . . . . . . . . . . . . . .            814            487            222
                                                                   --------       --------       --------
Earnings before income taxes . . . . . . . . . . . . . . . .         34,706         25,854         18,723
   Income tax expense (note 8) . . . . . . . . . . . . . . .         15,097         11,092          7,957
                                                                   --------       --------       --------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .       $ 19,609       $ 14,762       $ 10,766
                                                                   --------       --------       --------
                                                                   --------       --------       --------
Primary earnings per share . . . . . . . . . . . . . . . . .       $   3.51       $   2.68       $   1.98
                                                                   --------       --------       --------
                                                                   --------       --------       --------
Fully diluted earnings per share . . . . . . . . . . . . . .       $   2.67       $   2.11       $   1.73
                                                                   --------       --------       --------
                                                                   --------       --------       --------
Weighted average number of shares--primary. . . . . . . . . .         5,583          5,513          5,442
                                                                   --------       --------       --------
                                                                   --------       --------       --------
Weighted average number of shares--fully diluted. . . . . . .         8,363          8,305          7,329
                                                                   --------       --------       --------
                                                                   --------       --------       --------



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                Deferred                  Total
                                                                 Additional                      stock                    stock-
                                                       Common      paid-in       Retained       compen-      Treasury    holders'
(In thousands, except per share data)                  stock       capital       earnings       sation        stock       equity

BALANCE AT FEBRUARY 1, 1993. . . . . . . . . . . .      $452       $12,757       $63,734       $    --      $(23,155)    $53,788
Issuance of common stock under options . . . . . .         1           309           (71)           --           892       1,131
Deferred incentive stock purchase plan . . . . . .        --         2,577        (1,550)       (1,027)           --          --
Amortization of deferred stock compensation. . . .        --            --            --           103            --         103
Cash received on stock subscriptions . . . . . . .        --            --           222            --            --         222
3 for 2 stock split (note 13). . . . . . . . . . .        30            --       (22,293)           --        22,263          --
Cost of common stock for the
  purchase of business (note 3). . . . . . . . . .         2           497            --            --            --         499
Net earnings . . . . . . . . . . . . . . . . . . .        --            --        10,766            --            --      10,766
Cash dividends ($.36 per share). . . . . . . . . .        --            --        (1,927)           --            --      (1,927)
Additional minimum pension liability . . . . . . .        --            --          (194)           --            --        (194)
Currency translation adjustments unrealized. . . .        --            --          (744)           --            --        (744)
                                                       -----       -------       -------         -----       -------     -------

BALANCE AT JANUARY 31, 1994. . . . . . . . . . . .       485        16,140        47,943          (924)           --      63,644
Issuance of common stock under options . . . . . .         2           281            --            --            --         283
Amortization of deferred stock compensation. . . .        --            --            --           222            --         222
Cash received on stock subscriptions . . . . . . .        --            --           243            --            --         243
Cost of common stock for the
  purchase of business (note 3). . . . . . . . . .        --            95            --            --            --          95
Net earnings . . . . . . . . . . . . . . . . . . .        --            --        14,762            --            --      14,762
Cash dividends ($.36 per share). . . . . . . . . .        --            --        (1,942)           --            --      (1,942)
Additional minimum pension liability . . . . . . .        --            --            80            --            --          80
Currency translation adjustments--unrealized.  . .        --            --         1,644            --            --       1,644
                                                       -----       -------       -------         -----       -------     -------

BALANCE AT JANUARY 31, 1995. . . . . . . . . . . .       487        16,516        62,730          (702)           --      79,031
Issuance of common stock under options . . . . . .         5           837            --            --            --         842
Amortization of deferred stock compensation. . . .        --            --            --           206            --         206
Cash received on stock subscriptions . . . . . . .        --            --           388            --            --         388
Stock dividend (note 13) . . . . . . . . . . . . .        49        12,281       (12,330)           --            --          --
Net earnings . . . . . . . . . . . . . . . . . . .        --            --        19,609            --            --      19,609
Cash dividends ($.39 per share). . . . . . . . . .        --            --        (2,112)           --            --      (2,112)
Purchase of treasury stock (note 13) . . . . . . .        --            --            --            --          (965)       (965)
Additional minimum pension liability . . . . . . .        --            --            69            --            --          69
Currency translation adjustments--unrealized . . .        --            --           885            --            --         885
                                                       -----       -------       -------         -----       -------     -------
BALANCE AT JANUARY 31, 1996. . . . . . . . . . . .     $ 541       $29,634       $69,239        $(496)      $  (965)     $97,953
                                                       -----       -------       -------         -----       -------     -------
                                                       -----       -------       -------         -----       -------     -------


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
VARLEN CORPORATION AND SUBSIDIARIES



(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                     JANUARY 31,
                                                                          1996            1995
ASSETS:
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . .       $  22,915       $ 13,096
  Accounts receivable, less allowance for doubtful
    accounts of $1,318 and $1,318. . . . . . . . . . . . . . . .          43,297         48,838
  Inventories (note 1):
    Raw materials. . . . . . . . . . . . . . . . . . . . . . . .          18,230         17,774
    Work in process. . . . . . . . . . . . . . . . . . . . . . .           8,760         12,890
    Finished goods . . . . . . . . . . . . . . . . . . . . . . .           9,501          9,686
                                                                        --------       --------
                                                                          36,491         40,350
                                                                        --------       --------

  Deferred and refundable income taxes . . . . . . . . . . . . .           4,344          5,229
  Other current assets . . . . . . . . . . . . . . . . . . . . .           4,467          4,022
                                                                        --------       --------
Total current assets . . . . . . . . . . . . . . . . . . . . . .         111,514        111,535
                                                                        --------       --------
Property, plant and equipment (note 6):
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,385          3,392
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . .          23,298         23,814
  Machinery and equipment. . . . . . . . . . . . . . . . . . . .          98,327         98,172
  Construction in progress . . . . . . . . . . . . . . . . . . .          12,269             --
                                                                        --------       --------
                                                                         137,279        125,378
  Less accumulated depreciation. . . . . . . . . . . . . . . . .          67,604         65,742
                                                                        --------       --------
                                                                          69,675         59,636
                                                                        --------       --------
Goodwill and other intangible assets, less accumulated
  amortization of $15,684 and $15,071. . . . . . . . . . . . . .          42,837         46,292
Investments and other assets . . . . . . . . . . . . . . . . . .           6,848          2,723
                                                                        --------       --------
                                                                        $230,874       $220,186
                                                                        --------       --------
                                                                        --------       --------
- -----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS EQUITY:
Current liabilities:
  Current maturities of long-term debt . . . . . . . . . . . . .        $     87       $     67
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . .          20,954         27,365
  Accrued expenses (note 7). . . . . . . . . . . . . . . . . . .          22,313         23,526
  Income taxes payable . . . . . . . . . . . . . . . . . . . . .           1,116          2,864
                                                                        --------       --------
Total current liabilities. . . . . . . . . . . . . . . . . . . .          44,470         53,822
                                                                        --------       --------
Long-term debt (note 6):
  Convertible subordinated debentures. . . . . . . . . . . . . .          69,000         69,000
  Other long-term debt . . . . . . . . . . . . . . . . . . . . .           4,398          3,788
                                                                        --------       --------
Total long-term debt . . . . . . . . . . . . . . . . . . . . . .          73,398         72,788
                                                                        --------       --------
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . .           4,539          4,838
  Other liabilities. . . . . . . . . . . . . . . . . . . . . . .          10,514          9,707
  Stockholders' equity (notes 6, 11 and 13):
    Preferred stock, par value $1.00 per share; authorized
      500 shares, issuable in series; none issued. . . . . . . .              --             --
    Common stock, par value $.10 per share; authorized
      20,000 shares; issued: 5,405 (1/31/96) and 5,352 (1/31/95)             541            487
    Additional paid-in capital . . . . . . . . . . . . . . . . .          29,634         16,516
    Retained earnings. . . . . . . . . . . . . . . . . . . . . .          69,239         62,730
    Deferred stock compensation. . . . . . . . . . . . . . . . .            (496)          (702)
    Common stock held in treasury, at cost; 41 shares. . . . . .            (965)            --
                                                                        --------       --------
Total stockholders equity. . . . . . . . . . . . . . . . . . . .          97,953         79,031
                                                                        --------       --------
                                                                        $230,874       $220,186
                                                                        --------       --------
                                                                        --------       --------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
VARLEN CORPORATION AND SUBSIDIARIES


                                                                                      Year ended January 31,
(In thousands)                                                                 1996           1995           1994
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 19,609       $ 14,762       $ 10,766
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,819         11,885         10,295
  Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,440          2,779          2,606
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . .            476         (1,748)          (570)
  Change in assets and liabilities net of effects from
    purchased and sold businesses:
      Accounts receivable, net . . . . . . . . . . . . . . . . . . . .          2,751         (9,532)         2,198
      Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . .          1,740          2,156         (3,054)
      Refundable income taxes. . . . . . . . . . . . . . . . . . . . .              8            130            124
      Other current assets . . . . . . . . . . . . . . . . . . . . . .           (522)          (768)          (319)
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .         (6,061)         6,363            (76)
      Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . .         (1,079)         2,207          1,994
      Income taxes payable . . . . . . . . . . . . . . . . . . . . . .         (1,803)         2,431         (2,275)
      Other noncurrent assets. . . . . . . . . . . . . . . . . . . . .          1,878             93         (1,906)
      Other noncurrent liabilities . . . . . . . . . . . . . . . . . .            859            379          1,290
                                                                             --------       --------       --------
      Total adjustments. . . . . . . . . . . . . . . . . . . . . . . .         12,506         16,375         10,307
                                                                             --------       --------       --------
    Net cash provided by operating activities. . . . . . . . . . . . .         32,115         31,137         21,073
                                                                             --------       --------       --------
Cash flows from investing activities:
  Fixed asset expenditures . . . . . . . . . . . . . . . . . . . . . .        (23,427)       (14,701)       (11,240)
  Cost of purchased business and other long-term investments . . . . .         (6,253)        (7,800)        (5,437)
  Sale of business . . . . . . . . . . . . . . . . . . . . . . . . . .          8,013             --          2,000
  Disposals and other changes in property, plant and equipment . . . .            395          1,067            298
                                                                             --------       --------       --------
    Net cash used in investing activities. . . . . . . . . . . . . . .        (21,272)       (21,434)       (14,379)
                                                                             --------       --------       --------
Cash flows from financing activities:
  Proceeds from debt . . . . . . . . . . . . . . . . . . . . . . . . .          1,107             33         69,013
  Payments of debt . . . . . . . . . . . . . . . . . . . . . . . . . .            (82)          (331)       (70,659)
  Issuance of common stock under option plans. . . . . . . . . . . . .            581            161            802
  Cash received on stock subscriptions . . . . . . . . . . . . . . . .            388            243            222
  Purchase of treasury stock . . . . . . . . . . . . . . . . . . . . .           (965)            --             --

  Cash dividends paid. . . . . . . . . . . . . . . . . . . . . . . . .         (2,112)        (1,942)        (1,927)
                                                                             --------       --------       --------
    Net cash used in financing activities. . . . . . . . . . . . . . .         (1,083)        (1,836)        (2,549)
                                                                             --------       --------       --------
Effect of exchange rate changes on cash. . . . . . . . . . . . . . . .             59             61           (269)
                                                                             --------       --------       --------
Net increase in cash and cash equivalents. . . . . . . . . . . . . . .          9,819          7,928          3,876
Cash and cash equivalents at beginning of year . . . . . . . . . . . .         13,096          5,168          1,292
                                                                             --------       --------       --------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . .       $ 22,915       $ 13,096       $  5,168
                                                                             --------       --------       --------
                                                                             --------       --------       --------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Varlen Corporation and all of its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

(b) USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents.

(d) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 73% and 66% of inventories, at January 31, 1996 and 1995, respectively. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $2,138,000 and $1,355,000 at January 31, 1996 and 1995, respectively.

(e) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of buildings range from 10 to 45 years and the useful lives of machinery and equipment range from 3 to 12 years.

(f) LONG-LIVED ASSETS: Goodwill is amortized on a straight-line basis over a period of 15 to 40 years. The carrying amount of goodwill and other long-lived assets is evaluated annually to determine if adjustment to the amortization or depreciation period or to the unamortized balance is warranted. Other intangible assets are amortized on a straight-line basis over their useful lives.

(g) EARNINGS PER SHARE: Primary earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period plus common equivalent shares arising from stock incentive plans using the treasury stock method. The computation of fully diluted earnings per share includes the weighted average number of shares that would have been issued upon conversion of the convertible debentures and the effect on net earnings for the reduction in the after-tax interest expense on the converted debentures.

(h) FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component of Stockholders' Equity. Gains and losses from foreign currency transactions are included in earnings.

(i) DERIVATIVE AND FINANCIAL INSTRUMENTS: The Company does not currently utilize derivative financial instruments. However, the Company periodically reviews the potential benefit of utilizing derivatives to minimize foreign currency exchange, interest rate and commodity price risks.

(j) STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation," which the Company will adopt in 1996. The Company intends to retain the current method of accounting for employee stock-based compensation arrangements with certain additional disclosures as allowed under this Statement. The new standard is not expected to have a material effect on the Company's financial position or results of operations.

2. OVERVIEW OF THE COMPANY

     The Company designs, manufactures and markets a diverse range of products in its transportation products and analytical instruments business segments. These products are marketed to the railroad, heavy-duty truck and trailer, and automotive industries, as well as to the life sciences research and petroleum industries. The demand for the Company's products is affected by domestic as well as international economic conditions. During the fourth quarter of 1995, the Company changed the name of its laboratory equipment segment to the analytical instruments segment.

3. DIVESTITURE AND ACQUISITIONS

     On July 18, 1995, the Company sold its National Metalwares, Inc. subsidiary, a maker of tubular steel components for manufacturers of consumer durables, to a private investment group for approximately $ 8.5 million in cash less selling costs. Net sales from this subsidiary for 1995 through the date of sale were approximately $11.0 million.

     On January 16, 1995, the Company purchased the assets of the Railroad Division of Prime Manufacturing Corporation ("Prime"), located in Oak Creek, Wisconsin. The acquisition was made for $5.9 million in cash and $25,000 (1,100 shares) of Company common stock. The Company also purchased the related land and building in 1995 for approximately $1.0 million. Prime manufactures a wide range of engineered products for railroad locomotives, including heating, ventilating and air conditioning equipment; valves and refrigerators. Prime's products are sold to both original equipment manufacturers and the aftermarket.

     On September 30, 1994, the Company purchased the North American distribution rights for its Walter Herzog GmbH ("Herzog") German subsidiary from UIC, Inc., Herzog's previous North American distributor, for $1.8 million in cash and deferred payments including $70,000 (3,300 shares) of Company common stock. The Company also formed on that date, Varlen Instruments, Inc., a wholly owned North American distributor for the products of Herzog as well as Alcor Petroleum Instruments, Inc. and Precision Scientific Petroleum Instruments Company, two other operations of the Company.

     On August 18, 1994, the Company acquired Acieries de Ploermel ("AP"), a steel foundry located in the Brittany region of northwest France. The Company initially made an equity investment and provided loan guarantees totaling approximately $1.1 million. The Company has injected working capital, refinanced AP's debt to reduce interest costs and utilized local and French government grants and interest-free loans. AP specializes in railroad products and is an approved source for most of the national railroads in Europe. AP also provides castings for valve manufacturers and, to a lesser extent, for the auto industry.

     On November 23, 1993, the Company acquired the petroleum analysis equipment and testing services division of San Antonio-based Alcor, Inc., a privately held company. The acquisition was made for $5.4 million in cash and $499,000 (21,505 shares) of Company common stock. The acquired business designs, develops, manufactures and sells petroleum analysis equipment. It is also engaged in the testing of petroleum products in its laboratory and the sale of petroleum product reference samples. The acquired business markets its products and services under the name of Alcor Petroleum Instruments, Inc.

     The acquisitions have been accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired amortized over a period of 15 to 40 years. The operating results of the businesses acquired have been included in the accompanying consolidated results of operations from the respective dates of acquisition. These transactions were financed with cash on hand.

4. SUPPLEMENTAL CASH FLOW INFORMATION

- ------------------------------------------------------------------------------------------
(IN THOUSANDS)                                         1995           1994           1993
- ------------------------------------------------------------------------------------------
Cash paid during the year for:
 Interest. . . . . . . . . . . . . . . . . .         $ 5,134        $ 5,096        $ 5,809
                                                    --------        -------        -------
                                                    --------        -------        -------
 Income taxes (net). . . . . . . . . . . . .         $16,185        $10,220        $10,343
                                                    --------        -------        -------
                                                    --------        -------        -------
Purchase of businesses (note 2):
 Fair value of assets acquired . . . . . . .         $ 1,003        $15,230        $ 6,240
 Cash paid . . . . . . . . . . . . . . . . .          (1,003)        (7,800)        (5,437)
 Common stock issued
  for purchase . . . . . . . . . . . . . . .              --            (95)          (499)
                                                     -------        -------        -------
 Liabilities assumed . . . . . . . . . . . .         $     0        $ 7,335        $   304
                                                     -------        -------        -------
                                                     -------        -------        -------


5. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair value of the Company's financial instruments at year end are as follows (in thousands):


- ----------------------------------------------------------------------------------------------------
                                                           1995                         1994
- ----------------------------------------------------------------------------------------------------
                                                CARRYING          FAIR        Carrying         Fair
                                                 AMOUNT          VALUE         Amount         Value
- ----------------------------------------------------------------------------------------------------
Convertible subordinated
  debentures . . . . . . . . . . . . . . . .    $69,000        $74,175        $69,000        $69,173
Industrial revenue bonds
  and other debt . . . . . . . . . . . . . .      4,398          4,397          3,788          3,901
                                                -------        -------        -------        -------
Total long-term debt . . . . . . . . . . . .    $73,398        $78,572        $72,788        $73,074
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------
- ----------------------------------------------------------------------------------------------------

     The carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and current maturities of long-term debt are reasonable estimates of their fair value. The fair value of the convertible subordinated debentures is their quoted market values. The fair value of industrial revenue bonds and other debt are estimated using discounted cash flow analysis and market rates for similar financial instruments.

6. LONG-TERM DEBT

     Long-term debt at year end is comprised of the following
(in thousands):

- -------------------------------------------------------------------------------
                                                            1995          1994
- -------------------------------------------------------------------------------
6.5% Convertible Subordinated
  Debentures Due 2003. . . . . . . . . . . . . . . . .    $69,000       $69,000
Industrial revenue bonds and other debt. . . . . . . .      4,485         3,855
                                                          -------       -------
                                                           73,485        72,855
Less current maturities. . . . . . . . . . . . . . . .        (87)          (67)
                                                          -------       -------
Long-term debt . . . . . . . . . . . . . . . . . . . .    $73,398       $72,788
                                                          -------       -------
                                                          -------       -------
- -------------------------------------------------------------------------------

     In 1993, the Company issued $69,000,000 aggregate principal amount of 6.5% Convertible Subordinated Debentures Due 2003. These unsecured debentures are convertible into Common Stock of the Company at $24.85 per share and are callable in whole or in part after June 3, 1996 at the option of the Company at specified redemption prices plus accrued interest. The proceeds from the issuance were used to reduce all outstanding debt under the Company's revolving credit agreement.

     At January 31, 1996, the Company had an unused $80,000,000 revolving line of credit (the "Agreement"). The Agreement allows for borrowings in a variety of currencies and provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of interest expense to cash flow. The highest interest rate available under the Agreement at January 31, 1996 was the prime rate with maximum commitment fees of 1/4 of 1% on the unused portion of the line of credit. The Agreement terminates on December 6, 1998 with an optional one year extension.

     The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on leases, investments, dividend payments and the incurrence of additional indebtedness. At January 31, 1996, $27,642,000 was available for dividend distributions.

     Industrial revenue bonds, due in 2004, and other notes payable are secured by the property, plant and equipment purchased with the proceeds of such debt. Interest on the bonds is paid at rates ranging from 6.8% to 7.0%.

     Scheduled repayments of long-term debt in each of the next five years are $87,000, $65,000, $175,000, $172,000 and $169,000.

7. LEASES, ACCRUED EXPENSES AND RESEARCH AND
   DEVELOPMENT COSTS

     The Company and its subsidiaries occupy various manufacturing and office facilities and use certain equipment under operating lease arrangements. Total rent expense under such agreements amounted to approximately $1,936,000 in 1995, $1,429,000 in 1994 and $1,021,000 in 1993. At January 31, 1996, the aggregate minimum future rental commitments under the non-cancelable leases with terms in excess of one year were approximately $3,040,000. Amounts due annually in each of the next five years are $1,260,000, $782,000, $434,000, $157,000 and
$142,000.

     Accrued expenses at January 31, 1996, include $9,567,000 for certain accrued employee benefits. Accrued expenses at January 31, 1995 include $9,216,000 for certain accrued employee benefits and $4,353,000 for various insurance accruals.

     Research and development costs charged to earnings were $5,948,000 in 1995, $4,366,000 in 1994 and $4,342,000 in 1993.

8. INCOME TAXES

     Earnings before income taxes were derived from the following sources (in thousands):


- -------------------------------------------------------------------
                                     1995        1994        1993
- -------------------------------------------------------------------
Domestic . . . . . . . . . . .      $34,273     $23,871     $16,688
Foreign. . . . . . . . . . . .          433       1,983       2,035
                                    -------     -------     -------
  Total. . . . . . . . . . . .      $34,706     $25,854     $18,723
                                    -------     -------     -------
                                    -------     -------     -------
- -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Income tax expense consists of the following (in thousands):

- -------------------------------------------------------------------
                                     1995        1994        1993
- -------------------------------------------------------------------
Current:
 Federal . . . . . . . . . . .      $11,025     $ 9,365     $ 6,220
 State and local . . . . . . .        2,537       2,141       1,754
 Foreign . . . . . . . . . . .          758         886         701
                                    -------     -------     -------
  Total. . . . . . . . . . . .       14,320      12,392       8,675
                                    -------     -------     -------
Deferred:
 Federal . . . . . . . . . . .          742      (1,113)       (667)
 State and local . . . . . . .         (146)       (564)        (96)
 Foreign . . . . . . . . . . .          181         377          45

                                    -------     -------     -------
  Total. . . . . . . . . . . .          777      (1,300)       (718)
                                    -------     -------     --------
Income tax provision . . . . .      $15,097     $11,092     $ 7,957
                                    -------     -------     --------
                                    -------     -------     --------


     Deferred tax assets and liabilities are comprised of the following (in thousands):



                                   JANUARY 31, 1996       January 31, 1995
- ----------------------------------------------------------------------------
                                  ASSET     LIABILITY    Asset     Liability
- ----------------------------------------------------------------------------
Accounts receivable. . . . .     $   553     $   --     $   510     $   --
Inventories. . . . . . . . .         711        755         493        509
Operating losses . . . . . .       1,608         --       2,222         --
State income taxes . . . . .          --        526          --        622
Fixed assets . . . . . . . .          40      5,144          --      5,488
Pension. . . . . . . . . . .          --        524          76        316
Vacation pay . . . . . . . .       1,021         --       1,008         --
Workers' compensation. . . .         885         --       2,028         --
Warranty . . . . . . . . . .         923         --         855         --
Deferred compensation. . . .       1,088         --       1,061         --
Employee health
  and welfare. . . . . . . .         552         --         441         --
Intangible assets. . . . . .          --      2,347          --      2,029
Retiree health
  and welfare. . . . . . . .       1,366         --       1,324         --
Other. . . . . . . . . . . .       2,000         76       1,575        234
                                 -------     ------     -------     ------
Subtotal . . . . . . . . . .      10,747      9,372      11,593      9,198
Valuation allowance. . . . .      (1,570)        --      (2,013)        --
                                 -------     ------     -------     ------
Total. . . . . . . . . . . .     $ 9,177     $9,372     $ 9,580     $9,198
                                 -------     ------     -------     ------
                                 -------     ------     -------     ------
- --------------------------------------------------------------------------


     The valuation allowance relates principally to built-in losses (the excess of tax basis over fair market value of the net assets) and net operating losses of acquired subsidiaries. The use of such losses in reducing future tax liabilities is subject to substantial limitations. Any such use in the future will reduce goodwill associated with those acquisitions.

     During 1995, the valuation allowance was increased $355,000 to offset the benefit of current operating losses of a foreign subsidiary and reduced $798,000 to reflect expired losses and losses used to reduce current tax liabilities.

     Income tax expense differs from the amount of income tax determined by applying the statutory federal rate to pre-tax income because of the following (in thousands):

- ---------------------------------------------------------------------------
                                              1995        1994        1993
- ---------------------------------------------------------------------------
Income tax provision at statutory
  federal tax rate . . . . . . . . . . .     $12,147     $ 9,049     $6,553
Tax rate changes . . . . . . . . . . . .          --          --       (178)
State income taxes
  (net of federal benefit) . . . . . . .       1,500         895      1,052
Foreign operations . . . . . . . . . . .         787         569        403
Goodwill amortization. . . . . . . . . .         676         278        277
Other. . . . . . . . . . . . . . . . . .         (13)        301       (150)
                                             -------     -------     ------
Income tax provision . . . . . . . . . .     $15,097     $11,092     $7,957
                                             -------     -------     ------
                                             -------     -------     ------
- ---------------------------------------------------------------------------

     At January 31, 1996, the Company had remaining net operating loss carryforwards of $2,397,000 expiring between 1997 and 2006 and $2,373,000 which will not expire, including loss carryforwards subject to the valuation allowance discussed above. These arose principally as a result of certain acquisitions and foreign operations and will reduce income taxes payable to the extent of future taxable income from those operations.

9. RETIREMENT PLANS

     The Company maintains a variety of retirement plans, including pension plans, covering substantially all employees, and supplemental retirement plans, covering executives. Defined benefit plans cover the majority of union employees and are based on an amount per year of service formula. Substantially all salaried employees are covered by a defined contribution plan. The Company makes contributions to the plans in accordance with ERISA and IRS regulations and amortizes past service cost over the average remaining service life of active employees. As discussed in Note 3, the Company sold the assets and liabilities of National Metalwares in 1995. Accordingly, all activity related to the National Metalwares pension plan is excluded from the January 31, 1996 funded status information. In 1994, a new defined benefit plan was added which did not have a material impact on the financial statements.

     Under the Varlen Corporation Profit Sharing and Retirement Savings Plan, employee deferrals of compensation may be made and the Company will match up to 25% of the first 6% deferred by each employee. Additionally, discretionary amounts of not less than 2% of eligible salaries and wages are contributed by the Company. The Company makes contributions to union-sponsored multi-employer defined benefit plans in accordance with negotiated labor contracts.

     The following table sets forth the funded status of the Company's defined benefit and supplemental pension plans and amounts recognized in the Company's consolidated balance sheets at January 31, 1996 and 1995 (in thousands):

- -------------------------------------------------------------------------------
                                          Overfunded          Underfunded
                                             Plan                Plans
- -------------------------------------------------------------------------------
                                          January 31,          January 31,
                                         1996      1995      1996        1995
- -------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefits . . . . . . .      $2,785     $330     $ 5,137     $ 6,153
     Non-vested benefits . . . . .         142       30         742       1,144
                                        ------     ----     -------     -------
Accumulated benefit
  obligation . . . . . . . . . . .       2,927      360       5,879       7,297
Effect of projected salary
  increases. . . . . . . . . . . .          --       --         715         786
                                        ------     ----     -------     -------
Projected benefit obligation . . .       2,927      360       6,594       8,083
Fair value of plan assets
  (primarily short-term and
  fixed income investments). . . .       3,050      462       4,152       5,109
                                        ------     ----     -------     -------
Funded status at January 31. . . .         123      102      (2,442)     (2,974)
Unrecognized net gain. . . . . . .         (39)     (64)       (593)       (113)
Unrecognized prior
  service cost . . . . . . . . . .         354       10         530         723
(Asset) liability at date of
  transition . . . . . . . . . . .          91      (45)        549         742
Adjustment for the
  minimum liability. . . . . . . .          --       --        (685)     (1,372)
                                        ------     ----     -------     -------
Prepaid (accrued)
  pension cost . . . . . . . . . .      $  529     $  3     $(2,641)    $(2,994)
                                        ------     ----     -------     -------
                                        ------     ----     -------     -------
- -------------------------------------------------------------------------------

     Net retirement plan expense for 1995, 1994 and 1993 consists of the following (in thousands):


- ----------------------------------------------------------------------
                                             1995      1994      1993
- ----------------------------------------------------------------------
Service cost-benefits earned
  during the period. . . . . . . . . .      $  474     $ 593     $ 418
Net deferral and amortization. . . . .       1,002      (351)      133
Interest on projected benefit
  obligation . . . . . . . . . . . . .         664       626       512
Actual return on plan assets . . . . .      (1,379)       39      (456)
                                            ------     -----     -----
Net defined benefit pension
  expense. . . . . . . . . . . . . . .         761       907       607
Net multi-employer defined
  benefit pension expense. . . . . . .         501       376       253

Net defined contribution
  plan expense . . . . . . . . . . . .       2,654     2,156     1,966
                                            ------     -----     -----
                                            $3,916    $3,439    $2,826
                                            ------     -----     -----
                                            ------     -----     -----
- ----------------------------------------------------------------------

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, in 1995 and 8.25% and 5%, respectively, in 1994, and 7.5% and 5%, respectively, in 1993. The expected long-term rate of return on plan assets was 9% in 1995, 1994 and 1993.

10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     Certain of the Company's subsidiaries maintain benefit plans which provide their employees postretirement medical and life insurance benefits. Eligibility for the plans range from employees retiring at age 55 with a minimum of 5 years of service to employees retiring at age 65 with a minimum of 15 years of service. The Company continues to fund benefit costs primarily on a pay-as-you-go basis and made benefit payments totaling approximately $20,000 during 1995 and $50,000 during 1994.

     The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's consolidated balance sheets at January 31, 1996 and 1995 (in thousands):


                                                        January 31,
- ------------------------------------------------------------------------
                                                       1996        1995
- ------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
  Retirees . . . . . . . . . . . . . . . . . . .     $  (947)    $  (719)
  Fully eligible active plan participants. . . .        (689)       (431)
  Other active plan participants . . . . . . . .      (1,941)     (1,719)
                                                     -------     -------
Total APBO . . . . . . . . . . . . . . . . . . .      (3,577)     (2,869)
  Plan assets at fair value. . . . . . . . . . .         242         257
                                                     -------     -------
APBO in excess of plan assets. . . . . . . . . .      (3,335)     (2,612)
Unrecognized net gain. . . . . . . . . . . . . .         (93)       (489)
                                                     -------     -------
Accrued postretirement benefit cost. . . . . . .     $(3,428)    $(3,101)
                                                     -------     -------
                                                     -------     -------
- ------------------------------------------------------------------------

     Net postretirement benefit costs for 1995, 1994 and 1993 consist of the following (in thousands):


- ---------------------------------------------------------------------
                                               1995     1994     1993
- ---------------------------------------------------------------------
Service cost--benefits attributed
  to service during the year . . . . . . .     $147     $203     $151
Interest on accumulated
  postretirement benefit obligation. . . .      242      233      243
Net deferral and amortization. . . . . . .      (42)     (20)      --
Actual return on plan assets . . . . . . .        2      (16)     (16)
                                               ----     ----     ----
Net postretirement benefit cost. . . . . .     $349     $400     $378
                                               ----     ----     ----
                                               ----     ----     ----
- ---------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-age 65 employees is 11% in 1996, declining approximately 1% per year to 5.5% in 2003, and for post-age 65 employees is 8% in 1996 declining 1% per year to 6% in 1998 and ending at 5.5% in 2003. In 1995 and 1994, the weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 % and 8.5%, respectively, salary increases are assumed to be 5% per year to retirement age in both years and the expected long-term rate of return on plan assets, consisting primarily of fixed income securities, was 9% in 1995, 1994 and 1993.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of January 31, 1996 would be increased by 17%. The effect of this change on the sum of the service cost and interest cost in 1995 would be an increase of 21%.

11. STOCK INCENTIVE PLANS

     The Company had three stock option plans in effect during 1995. One of the stock option plans expired on March 31, 1990 as to future grants. The most recent plan was adopted in May, 1993 pursuant to which an aggregate of 247,500 shares of the Company's common stock are available for grant. The remaining plan was adopted in May, 1989 pursuant to which an aggregate of 330,000 shares of the Company's common stock were available for grant. Under the three plans, either Incentive Stock Options or Non-qualified Stock Options can be granted, as determined by the Compensation Committee of the Company's Board of Directors (the "Committee"). Non-qualified Stock Options can be granted for terms of up to 10 years and with an option price that is less than the market value of the Company's common stock on the date of grant, but if less than market value, then not less than book value; such option price may not be less than 50% of market value under the 1989 plan and not less than 85% of market value under the 1993 plan. Incentive Stock Options can be granted for terms of up to 10 years and with an option price that is not less than the market value of the Company's common stock on the date of grant. Of the 281,377 options outstanding as of January 31, 1996, 128,479 are currently exercisable, with the remaining options becoming exercisable over the next 4-1/2 years. A summary of the changes in outstanding stock options, including options granted under prior plans, follows:


- ----------------------------------------------------------------------------
Shares                                 1995           1994           1993
- ----------------------------------------------------------------------------
Outstanding at
  beginning of year. . . . . .         292,160        252,010        286,765
Granted. . . . . . . . . . . .          57,200         58,300         64,488
Exercised. . . . . . . . . . .         (50,632)       (16,693)       (84,475)
Expired or terminated. . . . .         (17,351)        (1,457)       (14,768)
                                   -----------------------------------------
Outstanding at
  end of year. . . . . . . . .         281,377        292,160        252,010
                                   -----------------------------------------
Available for grant
  at end of year . . . . . . .         236,059        275,908        332,750
                                   -----------------------------------------
                                   -----------------------------------------
Price range of options:

Outstanding. . . . . . . . . .     $7.88-18.30    $7.88-19.85    $7.88-19.85
                                   -----------    -----------    -----------
                                   -----------    -----------    -----------
Exercised. . . . . . . . . . .     $8.48-19.85    $7.88-16.94    $7.07-12.73
                                   -----------    -----------    -----------
                                   -----------    -----------    -----------
- ----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company also had two stock compensation plans in effect during 1995 and 1994. The Directors Incentive Stock Grant Plan provides for the automatic annual award of 330 shares of Common Stock at par value to each director who is not an employee of the Company. An aggregate of 24,750 shares of Common Stock are available for grant under this plan of which 5,610 have been granted. The Deferred Incentive Stock Purchase Plan provides for an offer to selected officers and other key employees, as determined by the Committee, of rights to purchase Common Stock of the Company at a price determined by the Committee which cannot be less than book value at the grant date. Quarterly deposits are made by the participant over a five-year period toward the purchase price of the shares, which are issued to the participant upon receipt of the final payment under the plan. An aggregate of 165,000 rights are available for grant under this plan, of which 127,875 have been granted at $12.12 per right.

12. INDUSTRY SEGMENTS

     Information relating to the Company's segments is as follows (in thousands):


- -----------------------------------------------------------------------------------------------------
                                                Operating  Identifiable   Capital        Depreciation
                                     Net Sales    Profit       Assets   Expenditures     Amortization
- -----------------------------------------------------------------------------------------------------
1995
Transportation products. . . . .     $317,122     $36,855     $150,801     $22,428          $10,609
Analytical instruments*. . . . .       69,865       9,035       57,207         904            2,925
                                     --------     -------     --------     -------          -------
                                      386,987      45,890      208,008      23,332           13,534
Corporate. . . . . . . . . . . .           --      (6,717)      22,866          95              725
Net interest expense . . . . . .           --      (4,467)          --          --               --
                                     --------     -------     --------     -------          -------
Total. . . . . . . . . . . . . .     $386,987     $34,706     $230,874     $23,427          $14,259
                                     --------     -------     --------     -------          -------
                                     --------     -------     --------     -------          -------
1994
Transportation products. . . . .     $261,835     $27,952     $139,851     $12,763          $10,653
Analytical instruments*. . . . .       79,686       8,495       59,039       1,839            3,339
                                     --------     -------     --------     -------          -------
                                      341,521      36,447      198,890      14,602           13,992
Corporate. . . . . . . . . . . .           --      (5,831)      21,296          99              672
Net interest expense . . . . . .           --      (4,762)          --          --               --
                                     --------     -------     --------     -------          -------
Total. . . . . . . . . . . . . .     $341,521     $25,854     $220,186     $14,701          $14,664
                                     --------     -------     --------     -------          -------
                                     --------     -------     --------     -------          -------
1993
Transportation products. . . . .     $219,543     $27,876     $117,278     $10,039          $ 9,947
Analytical instruments*. . . . .       72,365       1,958       55,852       1,163            2,735
                                     --------     -------     --------     -------          -------
                                      291,908      29,834      173,130      11,202           12,682
Corporate. . . . . . . . . . . .           --      (5,001)      13,134          38              219
Net interest expense . . . . . .           --      (6,110)          --          --               --
                                     --------     -------     --------     -------          -------
Total. . . . . . . . . . . . . .     $291,908     $18,723     $186,264     $11,240          $12,901
                                     --------     -------     --------     -------          -------
                                     --------     -------     --------     -------          -------
- ----------------------------------------------------------------------------------------------

* THE ANALYTICAL INSTRUMENTS SEGMENT WAS FORMERLY THE LABORATORY EQUIPMENT SEGMENT.

     Information relating to the Company by geographic area is as follows (in thousands):


- ---------------------------------------------------------------------------------
                                                             Net     Identifiable
                                              Net Sales    Earnings     Assets
- ---------------------------------------------------------------------------------
1995
Domestic operations. . . . . . . . . . .      $358,881     $26,179     $198,346
European operations. . . . . . . . . . .        28,106         360       32,528
                                              --------     -------     --------
                                               386,987      26,539      230,874
Corporate and net interest expense . . .            --      (6,930)          --
                                              --------     -------     --------
Total. . . . . . . . . . . . . . . . . .      $386,987     $19,609     $230,874
                                              --------     -------     --------
                                              --------     -------     --------
1994
Domestic operations. . . . . . . . . . .      $320,863     $20,145     $191,527
European operations. . . . . . . . . . .        20,658       1,288       28,659
                                              --------     -------     --------
                                               341,521      21,433      220,186
Corporate and net interest expense . . .            --      (6,671)          --
                                              --------     -------     --------
Total. . . . . . . . . . . . . . . . . .      $341,521     $14,762     $220,186
                                              --------     -------     --------
                                              --------     -------     --------
1993
Domestic operations. . . . . . . . . . .      $275,523     $15,925     $166,196
European operations. . . . . . . . . . .        16,385       1,866       20,068
                                              --------     -------     --------
                                               291,908      17,791      186,264
Corporate and net interest expense . . .            --      (7,025)          --
                                              --------     -------     --------
Total. . . . . . . . . . . . . . . . . .      $291,908     $10,766     $186,264
                                              --------     -------     --------
                                              --------     -------     --------
- -------------------------------------------------------------------------------

     Export sales from the Company's United States operations were 10%, 8% and 7%, respectively, of consolidated net sales in 1995, 1994, 1993.

     Sales to one customer by a company in the transportation products segment aggregated 15%, 15% and 14%, respectively, of consolidated net sales in 1995, 1994 and 1993. Sales to another customer by a different company in the transportation products segment aggregated 10% and 11%, respectively, of consolidated net sales in 1994 and 1993. In addition, sales of two products to customers of the transportation products segment aggregated 14%, 10% and 9% and 11%, 13% and 14% of consolidated net sales in 1995, 1994 and 1993, respectively.

13. STOCKHOLDERS' EQUITY

     On January 4, 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of its Common Stock or the equivalent amount of its 6 1/2 percent convertible subordinated debentures by the Company. As of January 31, 1996, 41,000 shares of the Company's Common Stock had been purchased under this authorization, is recorded as treasury shares at cost and can be used for general corporate purposes.

     On May 22, 1995, the Company's Board of Directors authorized a 10% stock dividend payable on July 10, 1995 to stockholders of record on June 23, 1995. The dividend resulted in the issuance of approximately 488,000 new shares of Common Stock. In addition, the quarterly cash dividend was maintained at $.10 per share.

     On August 23, 1993, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend payable on October 14, 1993, to stockholders of record on September 30, 1993. The split resulted in the reissuance of approximately 1,433,300 shares of Common Stock held in treasury and the issuance of approximately 336,600 new shares of Common Stock. In addition, the quarterly cash dividend was adjusted to maintain the net amount of the dividend payment at its previous level. All share and per share amounts have been restated to retroactively reflect both the stock dividend and the stock split.

     Retained earnings at January 31, 1996 includes $697,000 for stock subscriptions receivable, $1,482,000, net of deferred income taxes, for unrealized currency translation gains and $45,000, net of deferred income taxes, for an additional minimum pension liability. Retained earnings at January 31, 1995 includes $1,085,000 for stock subscriptions receivable, $597,000, net of deferred income taxes, for unrealized currency translation gains and $114,000, net of deferred income taxes, for an additional minimum pension liability. Retained earnings at January 31, 1994 includes $1,328,000 for stock subscriptions receivable, $1,047,000, net of deferred income taxes, for unrealized currency translation losses and $194,000, net of deferred income taxes, for an additional minimum pension liability.

14. INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The following information is presented in thousands of dollars, except per share amounts:


- ----------------------------------------------------------------------------------------------------
                                                          1st          2nd         3rd         4th
                                                        Quarter      Quarter     Quarter     Quarter
- ----------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . .     1995     $106,969     $97,753     $94,209     $88,056
                                               1994       79,900      77,961      89,017      94,643

Gross profit . . . . . . . . . . . . . . .     1995       27,358      24,078      23,685      21,814
                                               1994       19,524      18,761      21,004      21,763

Net earnings . . . . . . . . . . . . . . .     1995        6,156       4,933       5,217       3,303
                                               1994        3,630       3,734       4,237       3,161

Primary earnings per share . . . . . . . .     1995         1.11        0.88        0.93        0.59
                                               1994         0.66        0.68        0.77        0.57

Fully diluted earnings per share . . . . .     1995         0.82        0.67        0.70        0.48
                                               1994         0.52        0.53        0.60        0.46
- ----------------------------------------------------------------------------------------------------

QUARTERLY MARKET AND DIVIDEND INFORMATION


                                         1995                      1994

Fiscal Quarter                     HIGH         LOW          High         Low
- -------------------------------------------------------------------------------
First. . . . . . . . . . . .      22 3/64     18 55/64     26 23/64     17 3/64
Second . . . . . . . . . . .      26          20 29/32     19 3/32      16 23/64
Third. . . . . . . . . . . .      28 1/2      22 3/4       21 23/64     17 1/2
Fourth . . . . . . . . . . .      27 1/4      21 1/4       24 35/64     18 3/16
- -------------------------------------------------------------------------------

     The Company paid a $.10 quarterly dividend in 1995 and a $.09 quarterly dividend in 1994. The Company estimates its number of shareholders of Common Stock, $.10 par value, is 2,000 as of January 31, 1996 which includes approximately 430 shareholders of record and 1,570 shares held in "nominee" or "street" name.

REPORT BY MANAGEMENT

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



/s/ Richard L. Wellek                             /s/ Richard A. Nunemaker

Richard L. Wellek                                 Richard A. Nunemaker
President and                                     Vice President, Finance and
Chief Executive Officer                           Chief Financial Officer
March 4, 1996



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Varlen Corporation, Naperville, IL,

     We have audited the accompanying consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These consoli-dated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Varlen Corporation and subsidiaries as of January 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
March 4, 1996

BOARD OF DIRECTORS

RUDOLPH GRUA, age 67 **
*Vice Chairman and Director of General Binding Corporation

ERNEST H. LORCH, age 63 ***
Chairman of the Board
*Of Counsel to Whitman Breed Abbott & Morgan, Attorneys
Director of Tyler Corporation

L. WILLIAM MILES, age 62 ***
*Vice President for Administration, Fairfield
University, Connecticut
Director of Bouton Corporation

GREG A. ROSENBAUM, age 43 ***
*President, Palisades Associates, Inc.
Director of Richey Electronics, Inc.

JOSEPH J. ROSS, age 50 **
*Chairman, President and Chief Executive Officer of
Federal Signal Corporation

THEODORE A. RUPPERT, age 65 **
*General Partner, Village Development
Chairman, Chief Executive Officer and Director of Glaize
Development and Director of Pioneer Bank and Trust

RICHARD L. WELLEK, age 57
*President and Chief Executive Officer

*    Principal Occupation
**   Member Audit Committee
***  Member Compensation Committee


OFFICERS

RICHARD L. WELLEK, age 57
President and Chief Executive Officer (1983); Various Varlen Executive and Operational positions (1968-1983); B.S. Industrial Management University of Illinois

RAYMOND A. JEAN, age 53
Executive Vice President and Chief Operating Officer (1993); Group Vice President (1988-1992); B.S. Engineering Physics University of Maine; MBA University of Chicago

GEORGE W. HOFFMAN, age 55
Railroad Group Vice President (1990); Executive, Keystone Railway Equipment Company subsidiary (1979-1994); B.S. Chemical Engineering University of Pittsburgh

RICHARD A. NUNEMAKER, age 47
Vice President, Finance and Chief Financial Officer (1991); Vice President, Controller (1987); B.S. Accountancy; M.A.S. University of Illinois, C.P.A.

VICKI L. CASMERE, age 38
Vice President, General Counsel and Secretary (1996); Corporate Counsel of Caremark Inc. (1992-1996), Vice President (1994); Corporate Counsel of Baxter Healthcare Corporation (1988-1992); B.S. Finance University of Illinois; J.D. The John Marshall Law School


GENERAL INFORMATION

TRANSFER AGENT
Harris Trust & Savings Bank
111 West Monroe Street
Chicago, Illinois 60690

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

SHARES LISTED
Varlen Corporation common stock is traded on the NASDAQ Stock Market under the symbol VRLN and its 6-1/2 percent convertible subordinated debentures are traded on the NASDAQ SmallCap Market under the symbol VRLNG.

INFORMATION CONTACT:
Richard A. Nunemaker
Vice President, Finance and Chief Financial Officer
55 Shuman Boulevard
P.O. Box 3089
Naperville, Illinois 60566-7089
(708) 420-0400

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10 a.m. (local time) Wednesday, May 29, 1996 at the Hyatt Lisle, 1400 Corporetum Drive Lisle, Illinois 60532

FORM 10-K:
Stockholders may obtain a copy of Form 10-K for the year ended January 31, 1996 as filed by the Company with the SEC without charge by addressing a written request to Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer, Varlen Corporation at the corporate office.

OPERATING DIVISIONS AND SUBSIDIARIES

- -------------------------------------------------------------------------------
     Acieries de Ploermel                    Means Industries, Inc.

     Alcor Petroleum Instruments, Inc.       Precision Scientific Petroleum
                                             Instruments Company

     Chrome Crankshaft Companies             Prime Manufacturing Corporation

     Consolidated Metco, Inc.                Unit Rail Anchor Company

     Walter Herzog GmbH                      Varlen Instruments, N. A.

     Keystone Railway Equipment Company



                               Varlen Corporation
                         55 Shuman Blvd., P.O. Box 3089
                         Naperville, Illinois 60566-7089
                                 (708) 420-0400

                                                       Printed on Recycled Paper

GRAPHIC APPENDIX

- - FRONT COVER - ON THE UPPER LEFT HAND CORNER IS A PICTURE OF A RAILROAD CAR SHOCK ABSORPTION DEVICE. ON THE UPPER RIGHT HAND CORNER IS A STAMPED AUTOMOTIVE PART. ON THE LOWER LEFT HAND CORNER IS A PETROLEUM ANALYTICAL INSTRUMENT. ON THE LOWER RIGHT HAND CORNER IS AN ALUMINUM TRUCK HUB.

- - INSIDE FRONT COVER - ON THE UPPER LEFT SIDE ARE THREE ALUMINUM TRUCK HUBS AND A TRUCK DASHBOARD. ON THE UPPER RIGHT SIDE IS A RAILROAD CAR DRAFT GEAR, A LOCOMOTIVE HEATING, VENTILATING AND AIR CONDITIONING UNIT AND TWO RAIL ANCHORS ON A PIECE OF RAILROAD TRACK.

- - PAGE #1 - ON THE UPPER LEFT SIDE ARE SEVERAL AUTOMOTIVE TRANSMISSION CLUTCH PLATES. ON THE UPPER RIGHT SIDE ARE THREE PETROLEUM ANALYZERS.

- - PAGE #2 - ON THE BOTTOM OF THE PAGE ARE TWO PIE GRAPHS SHOWING FISCAL 1995 NET SALES BY SEGMENT AND FISCAL 1995 OPERATING PROFIT BY SEGMENT. THE TRANSPORTATION PRODUCTS SEGMENT NET SALES WERE 81.9% OF TOTAL NET SALES AND THE ANALYTICAL INSTRUMENTS SEGMENT NET SALES WERE 18.1% OF TOTAL NET SALES. THE TRANSPORTATION PRODUCTS SEGMENT OPERATING PROFIT WAS 80.3% OF TOTAL OPERATING PROFIT AND THE ANALYTICAL INSTRUMENTS SEGMENT OPERATING PROFIT WAS 19.7% OF TOTAL OPERATING PROFIT.

- - PAGE #3 - ON THE BOTTOM RIGHT SIDE OF THE PAGE ARE TWO BAR GRAPHS DEPICTING RETURN ON AVERAGE STOCKHOLDERS' EQUITY FOR FISCAL 1991 THROUGH 1995 AND RETURN ON INVESTED CAPITAL FOR FISCAL 1991 THROUGH 1995. THE RETURN ON AVERAGE STOCKHOLDERS' EQUITY FROM FISCAL 1991 THROUGH FISCAL 1995 WAS 4.8%, 8.5%, 18.0%, 20.5% AND 21.4%, RESPECTIVELY. THE RETURN ON INVESTED CAPITAL FROM FISCAL 1991 THROUGH 1995 WAS 5.1%, 7.1%, 10.5%, 12.4% AND 13.8%,
   RESPECTIVELY.

- - PAGE #4 - ON THE LEFT SIDE ARE THREE BAR GRAPHS DEPICTING NET SALES, NET EARNINGS AND FULLY DILUTED EARNINGS PER SHARE BEFORE ACCOUNTING CHANGE FROM FISCAL 1991 THROUGH 1995. NET SALES FROM FISCAL 1991 THROUGH 1995 IN THOUSANDS WAS $230,517, $266,054, $291,908, $341,521, AND $386,987,
   RESPECTIVELY. NET EARNINGS IN THOUSANDS FOR FISCAL 1991 THROUGH 1995 WAS $3,444, $6,317, $10,766, $14,762 AND $19,609, RESPECTIVELY. FULLY DILUTED
   EARNINGS PER SHARE BEFORE ACCOUNTING CHANGE FROM FISCAL 1991 THROUGH 1995 WERE $.46, $.86, $1.73, $2.11 AND $2.67, RESPECTIVELY.

- - PAGE #5 - ON THE RIGHT SIDE IS A BAR GRAPH DEPICTING INTERNATIONAL REVENUES AS A PERCENT OF TOTAL REVENUES FROM

   FISCAL 1991 THROUGH 1995 AND A LINEAR GRAPH DEPICTING THE FIVE YEAR CUMULATIVE SHAREHOLDER VALUE FROM FISCAL 1991 THROUGH 1995 OF VARLEN CORPORATION'S STOCK IN COMPARISON TO THE S&P 500 INDEX AND THE S&P MANUFACTURING AND DIVERSIFIED INDUSTRY GROUP INDEX. INTERNATIONAL REVENUES AS A PERCENT OF TOTAL REVENUES FROM FISCAL 1991 THROUGH 1995 WERE 14.5%, 16.0%, 14.2%, 15.9% AND 18.5%, RESPECTIVELY. THE FIVE YEAR CUMULATIVE SHAREHOLDER VALUE OF $100 INVESTED IN VARLEN STOCK AT THE BEGINNING OF FISCAL 1991 FOR THE PERIOD ENDING FISCAL 1991 THROUGH 1995 WAS $142, $258, $351, $324 AND $362, RESPECTIVELY. THE FIVE YEAR CUMULATIVE VALUE OF $100 INVESTED IN THE S&P MANUFACTURING & DIVERSIFIED INDUSTRY GROUP INDEX AT THE BEGINNING OF FISCAL 1991 FOR THE PERIOD ENDING FISCAL 1991 THROUGH 1995 WAS $119, $128, $158, $157 AND $230, RESPECTIVELY. THE FIVE YEAR CUMULATIVE VALUE OF $100 INVESTED IN THE S&P 500 INDEX AT THE BEGINNING OF FISCAL 1991 FOR THE PERIOD ENDING FISCAL 1991 THROUGH 1995 WAS $122, $135, $152, $153 AND $211, RESPECTIVELY.

- - PAGE #6 - ON THE LEFT SIDE ARE TWO BAR GRAPHS DEPICTING SALES PER EMPLOYEE AND RESEARCH AND DEVELOPMENT EXPENDITURES FROM FISCAL 1991 THROUGH 1995. THE SALES PER EMPLOYEE IN THOUSANDS OF DOLLARS FROM FISCAL 1991 THROUGH 1995 WERE $123, $138, $145, $154 AND $163, RESPECTIVELY. THE RESEARCH AND DEVELOPMENT EXPENDITURES IN THOUSANDS OF DOLLARS FROM FISCAL 1991 THROUGH 1995 WERE $2,810, $3,609, $4,342, $4,366 AND $5,948, RESPECTIVELY.

- - PAGE #7 - ON THE RIGHT HAND SIDE ARE TWO PICTURES OF VARLEN CORPORATION'S NEW PLANT IN BRYSON CITY NORTH CAROLINA.

- - PAGE #8 - ON THE LEFT SIDE ARE TWO BAR GRAPHS DEPICTING CAPITAL EXPENDITURES AND INVENTORY TURNOVER FROM FISCAL 1991 THROUGH 1995. THE CAPITAL
   EXPENDITURES FROM FISCAL 1991 THROUGH 1995 IN THOUSANDS OF DOLLARS WERE $7,949, $9,567, $11,240, $14,701 AND $23,427, RESPECTIVELY. THE INVENTORY
   TURNOVER IN NUMBER OF TURNS FROM FISCAL 1991 THROUGH 1995 WERE 5.0, 5.7,
   6.1, 6.7 AND 7.2, RESPECTIVELY.

- - PAGE #9 - ON THE RIGHT ARE TWO PICTURES OF A VARLEN CORPORATION AUTOMOTIVE STAMPING PLANT.

- - PAGE #11 - ON THE BOTTOM ARE TWO BAR GRAPHS DEPICTING BOOK VALUE PER SHARE AND NET MARGIN AND PRE-TAX MARGIN FOR FISCAL 1991 THROUGH 1995. THE BOOK VALUE PER SHARE FOR FISCAL 1991 THROUGH 1995 WERE $9.85, $10.30, $11.94, $14.76 AND $18.26, RESPECTIVELY. THE NET MARGIN FOR FISCAL 1991 THROUGH 1995 IN PERCENTS WERE 1.5%, 2.4%, 3.7%, 4.3% AND 5.1%, RESPECTIVELY. THE

   PRE-TAX MARGIN FOR FISCAL 1991 THROUGH 1995 IN PERCENTS WERE 3.2%, 5.4%, 6.4%, 7.6% AND 9.0%, RESPECTIVELY.

- - OUTSIDE BACK COVER - AT THE BOTTOM IS A WORLDWIDE MAP DEPICTING THE MANUFACTURING AND SERVICE AND DISTRIBUTION LOCATIONS OF VARLEN CORPORATION'S PLANTS AND OFFICES.