Form 10-K405, Exhibit 13
period 1997-01-31
VARLEN CORP
filed 1997-04-21
CIK 103071

VARLEN CORPORATION




                                       [PHOTO]



                                                     1996 SUMMARY ANNUAL REPORT


Design: Hirsch O'Connor Design, Chicago

VARLEN AT A GLANCE
------------------------------------------------------------------------------

This report is in a summary format. It is a new format for Varlen Corporation and is intended to present 1996 results in a simple, readable style. The more detailed financial information included in previous annual reports is now part of the Proxy Statement, which was distributed to shareowners along with this report. A copy of the Proxy Statement may be obtained from Varlen Corporation upon request. See the inside back cover for details.


TRUCK / TRAILER
------------------------------------------------------------------------------

PRIMARY MARKETS:

Class 8 trucks and over-the-road
trailer manufacturers - domestic
and international.

PRIMARY PRODUCTS:

ALUMINUM PERMANENT MOLD
AND DIE CASTINGS

- Axle hubs

- Suspension components                               [PHOTO]

- Transmission housings

- Spring brake flanges and
  pistons

STRUCTURAL MOLDED PLASTIC
COMPONENTS

- Instrument panels

- Sleeper cab accessories

- Door sill assemblies


AUTOMOTIVE
------------------------------------------------------------------------------

PRIMARY MARKETS:

Original equipment automotive
manufacturers and tier one
suppliers. Aftermarket transmission
rebuilders. Parts are used on cars
and light trucks. Domestic and
international markets.

PRIMARY PRODUCTS:

AUTOMATIC TRANSMISSION                                [PHOTO]
REACTION PLATES

MECHANICAL DIODE-Registered
Trademark- ONE-WAY CLUTCH

STEERING COLUMN COMPONENTS

TRANSMISSION COMPONENTS

PRECISION STAMPED METAL
COMPONENTS AND WELDMENTS

    R A I L R O A D
------------------------------------------------------------------------------


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

                                                 PRIMARY PRODUCTS:
                                                 RAILCARS

                                                 - Tapered roller bearings

                                                 - Hydraulic cushioning

                                                 - Draft gears

                                                 - Buffers

         [PHOTO]                                 - Discharge gates

                                                 LOCOMOTIVES

                                                 - HVAC systems

                                                 - Draft gears

                                                 - Tapered roller bearings

                                                 - Valves

                                                 - Toilets

                                                 - Remanufactured crankshafts
                                                   and camshafts

                                                 RAILROAD TRACK FASTENER
                                                 SYSTEMS


    A N A L Y T I C A L  I N S T R U M E N T S
------------------------------------------------------------------------------

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

         [PHOTO]                                 PRIMARY PRODUCTS:

                                                 AUTOMATED LABORATORY QUALITY
                                                 CONTROL INSTRUMENTS

                                                 ON-LINE PROCESS ANALYZERS

                                                 MANUAL AND SEMI-AUTOMATIC
                                                 PHYSICAL PROPERTY ANALYZERS

                                                 PORTABLE OPTOELECTRONIC
                                                 ANALYZERS

                                                 CERTIFICATION SAMPLES

                                                 PETROLEUM TESTING SERVICES

                                                                              1
                                                                              --

   F I N A N C I A L   H I G H L I G H T S
------------------------------------------------------------------------------

1996

SEGMENT

RESULTS
-------

--------------------------------------------

   NET SALES
   by Segment

        [PIE CHART]

  / /  Transportation
       Products
       88.9%


  / /  Analytical
       Instruments
       11.1%

--------------------------------------------

--------------------------------------------

   OPERATING PROFIT
   by Segment

        [PIE CHART]

   / / Transportation
       Products
       79.3%


   / / Analytical
       Instruments
       20.7%

  *Includes a $3.7 Million Pre-tax Gain
   on the Sale of a Division.

--------------------------------------------


VARLEN CORPORATION AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                   1996(a)        1995(a)        1994(a)
---------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net Sales. . . . . . . . . . . . . . . . . . . . . . . . .        $409,475       $386,987       $341,521
Operating Profit (b) . . . . . . . . . . . . . . . . . . .          47,188         45,890         36,447
Net Earnings . . . . . . . . . . . . . . . . . . . . . . .          17,857         19,609         14,762
Net Earnings as a Percent of Sales . . . . . . . . . . . .            4.4%           5.1%           4.3%
Return on Average Stockholders' Equity . . . . . . . . . .           17.1%          21.4%          20.5%
Return on Invested Capital . . . . . . . . . . . . . . . .            9.6%          13.8%          12.4%
Capital Expenditures . . . . . . . . . . . . . . . . . . .        $ 18,193       $ 23,427       $ 14,701
Depreciation and Amortization. . . . . . . . . . . . . . .          19,098         14,259         14,664
---------------------------------------------------------------------------------------------------------
AT YEAR END
Working Capital. . . . . . . . . . . . . . . . . . . . . .        $ 69,461       $ 67,044       $ 57,713
Net Property, Plant and Equipment. . . . . . . . . . . . .         124,580         69,675         59,636
Total Debt . . . . . . . . . . . . . . . . . . . . . . . .         186,626         73,485         72,855
Stockholders' Equity . . . . . . . . . . . . . . . . . . .         109,986         97,953         79,031
Senior Debt as a Percent of Total Capitalization . . . . .           39.7%           2.6%           2.5%
Total Debt as a Percent of Total Capitalization. . . . . .           62.9%          42.9%          48.0%
---------------------------------------------------------------------------------------------------------
PER SHARE DATA
Primary Earnings Per Share . . . . . . . . . . . . . . . .        $   2.96       $   3.19       $   2.44
Fully Diluted Earnings Per Share . . . . . . . . . . . . .            2.27           2.43           1.92
Dividends Declared . . . . . . . . . . . . . . . . . . . .            0.36           0.35           0.33
Stockholders' Equity . . . . . . . . . . . . . . . . . . .           19.10          16.60          13.42
---------------------------------------------------------------------------------------------------------

(a) Throughout this report the years ended January 31, 1997, 1996 and 1995 are referred to as 1996, 1995, and 1994, respectively. The per share data in 1995 and 1994 reflect restatement for a 10% stock dividend in 1996. In addition, the per share data in 1994 includes the affects of a 10% stock dividend in 1995.

(b) Before corporate and net interest expenses.


 2
--

    L E T T E R  TO FELLOW STOCKHOLDERS AND ASSOCIATES
------------------------------------------------------------------------------

Whether you call it "reinventing" or "reconfiguring," 1996 was a year of significant change at Varlen.

1996 STRATEGIC ACTIONS ARE TRANSFORMING VARLEN

Through a series of strategic actions, we continued to transform the company into a focused manufacturer of engineered products for the transportation and petroleum industries. We:

    - POSTED RECORD SALES of $409,475,000, and earnings per share of $2.27 (including the gain) were the second best in our history. This was accomplished in spite of two of our core markets weakening. North American production of large over-the-road trucks and trailers dropped by 21 percent and 20 percent, respectively, and the railroad freightcar build rate fell 5 percent.

    - ACQUIRED BRENCO, INCORPORATED, a leading manufacturer and reconditioner of railroad journal bearings serving markets throughout the world, in July. This was the largest acquisition in Varlen's history.

    - SOLD A NON-STRATEGIC LABORATORY EQUIPMENT SUBSIDIARY in July for a $2.1 million after-tax gain.

    - FORMED A JOINT VENTURE, STARTRAK L.L.C., in August to develop and sell satellite-based freightcar monitoring systems for the railroad industry.

    - ACQUIRED KARL GEORG, a premier German manufacturer of railcar cushioning devices in January 1997. This company complements Varlen's U.S.- and French-based railroad cushioning businesses and makes us the European market leader.

    - OPENED A WORLD-CLASS MANUFACTURING FACILITY to produce structural plastic components for trucks.


PREPARING FOR FUTURE GROWTH

During fiscal 1996, we took important strides toward further long-term profitable growth. We made a large investment in the railroad industry -- both domestic and international. Two strategic acquisitions, combined with our existing railroad operations, make this our largest market, representing about 45 percent of 1997 projected revenues. Why such a large commitment to the railroad industry? We see many growth opportunities. Varlen can apply its advanced technologies to world markets where investments and maintenance spending will increase due to market share gains (against other forms of transport), privatization, mergers, industrial development, and economic expansion. Railroads are an important part of the industrial world's infrastructure, and increasing expenditures will be required to maintain, modernize, and expand railroad systems. To more effectively serve these markets, we believe it is important for Varlen to have greater mass. Then we can better benefit from investments in product development and new technologies as well as marketing synergies.

Edgar Representation of Data Points Used In Printed Graph
--------------------------------

   NET SALES
   in millions

     [GRAPH]

----            -----
1996           $409,475
1995           $386,987
1994           $341,521
1993           $291,908
1992           $266,054
--------------------------------

"DURING FISCAL
1996, WE TOOK
IMPORTANT STRIDES
TOWARD FURTHER
LONG-TERM
PROFITABLE
GROWTH."

                                                                             3
                                                                             --

L E T T E R  T O  F E L L O W   S T O C K H O L D E R S  A N D
 A S S O C I A T E S    continued
-------------------------------------------------------------------------------

Edgar Representation of Data Points Used In Printed Graph
----------------------------------

    Fully Diluted E.P.S.
    Before Accounting
    Change
    in dollars

    [GRAPH]

----           -------
1996            $2.27
1995            $2.43
1994            $1.92
1993            $1.57
1992            $0.95
----------------------------------

    The railroad industry is not the only transportation market we are pursuing. In 1996, we opened a world-class manufacturing facility to produce structural plastic components for manufacturers of trucks. As production of recently introduced models of Freightliner and Paccar Class 8 trucks increases, Varlen will benefit by expanding its content per vehicle of lightweight aluminum and plastic components. This will help offset the softening in this market projected for 1997. In the coming years, Varlen's content per vehicle for other manufacturers of heavy-duty trucks and trailers is expected to expand as new programs begin.

    We also continue to invest in our automotive business, which we expect will grow in 1997. Increased production of light trucks, penetration of international markets, and the introduction of the Mechanical Diode-Registered Trademark-one-way clutch (MD clutch) will drive this growth -- even if North American light vehicle production stagnates or falls slightly in the current year. The MD clutch, developed by Brenco but now part of Varlen's automotive business, is an exciting product with significant growth prospects. It is a new and patented version of a one-way clutch used in automatic transmissions. The first application will be at Ford Motor Company for rear-wheel drive light passenger vehicles, starting with the 1998 model year.

VARLEN'S LONG-TERM VIEW

We often use "long-term" when describing strategies, investments, and growth. This may not be fashionable at a time when many focus only on quarterly earnings. Put simply, we believe the most effective way to build an industrial company that best serves its customers, employees, and investors is to manage with a long-term view. This means spending time and money to develop markets, products, and people. Varlen's capital expenditures have exceeded depreciation since 1992. During this time, we made significant investments to increase productivity, improve quality, bring new programs and products to market, and expand capacity to serve a growing list of customers. This has fueled compounded average annual growth of 39% for earnings and 12% for sales over the last five years. Research and development expenditures have been increased, for we feel strongly that new products will help us to maintain leadership in our niche markets and improve margins. Each of our businesses introduced successful new products last year and has more in the pipeline for 1997.

    International growth takes patience as well as a great deal of time and investment. Why do we bother? Many of our domestic markets are mature and growing slowly. We see opportunities for our products and technologies beyond North American borders. In addition, we participate in a global market and must think and act that way in order to maintain existing market positions and develop new ones. Varlen's customers are going global and so are its competitors. A good example is in the heavy-duty truck market, where four of six
U. S. manufacturers either are owned by a foreign company or own a foreign truck manufacturer. The petroleum analyzer market has always been an international one, global sourcing is a way of life in the automotive industry, and the railroad industry is moving in that direction.

    Varlen is a manufacturing company that focuses on engineered products. To maintain our strong market positions and grow, we will continue to think LONG-TERM. While some segments of the financial community do not always reward this philosophy, we cannot be deterred from our strategy of building long-term value.


 4
--

We ask that investors evaluate Varlen on:

    - Performance over the length of a business cycle in comparison to our served markets.

    -    Strategic actions taken over the last five years.

    -    Internal growth prospects.

    -    Leading niche market positions.

Edgar Representation of Data Points Used In Printed Graph
----------------------------------

   Earnings Before
   Interest, Taxes
   Depreciation and
   Amortization
   in millions

     [GRAPH]

----           -------
1996           $59,669
1995           $53,432
1994           $45,280
1993           $37,734
1992           $31,144
----------------------------------

"WE ARE VERY
ENTHUSIASTIC
ABOUT YOUR
COMPANY'S
LONG-TERM
PROSPECTS AND
WILL CONTINUE
TO INVEST IN
ITS FUTURE."


GROWTH EXPECTED IN 1997

Many industry analysts forecast 1997 production of heavy-duty trucks/trailers, freightcars, and passenger vehicles will fall from their 1996 levels. In the past few years, we have driven down our breakeven point. Combined with the flexibility of our operations and new products and programs, this will help us better weather the market cycles. While some of the transportation equipment industries Varlen serves could weaken by 10-20% in the current year, keep in mind that projected production will still be at historically healthy levels.

     Even in the face of declining markets, we expect Varlen will grow as a result of the acquisitions made last year, new products, new markets, and increases in market share. We are working hard to regain our earnings momentum, and our bottom line improvements should start to keep pace with the top line growth as the year unfolds. As the MD clutch shipments begin in mid-year and the production rates of the new Freightliner and PACCAR truck models expand as 1997 progresses, Varlen should begin to leverage the investments made in these programs. Demand for our petroleum analyzers should grow due to a combination of improved market conditions and the planned introduction of new instruments.

     For a more in-depth review of 1996 operations and 1997 market outlook please see the "Review of Operations" starting on page 6.

     Varlen has a history of outperforming its markets. The strategic actions taken in fiscal 1996 will allow it to continue to do so. Our operations are strong and able to take advantage of growth opportunities, even in softening markets. We are very enthusiastic about your company's long-term prospects and will continue to invest in its future. Come along with us for the ride.

     To our new employees who joined Varlen from Brenco and Karl Georg -- welcome and thank you for your hard work and commitment during the transition. We also express our appreciation to all of the Varlen stockholders, employees, customers, and suppliers for their continued support and commitment.

/s/ Ernest H. Lorch                    /s/ Richard L. Wellek
Ernest H. Lorch                        Richard L. Wellek
Chairman of the Board                  President and Chief Executive Officer


March 6, 1997

                                                                              5
                                                                              --

R E V I E W  OF  OPERATIONS



                                M I S S I O N
--------------------------------------------------------------------------------
 VARLEN'S PRIMARY OBJECTIVE IS TO INCREASE THE LONG-TERM VALUE OF ITS STOCKHOLDERS' INVESTMENT. THIS WILL BE ACHIEVED BY BUILDING UPON OUR EMPLOYEES' CREATIVITY AND THEIR COMMITMENT TO SERVING CUSTOMERS BETTER AND MORE EFFICIENTLY THAN OUR COMPETITORS DO IN THE MARKETS WHERE VARLEN CHOOSES TO COMPETE. VARLEN WILL INVEST RESOURCES IN SELECTED INDUSTRIAL MARKETS WHERE IT HAS, OR CAN OBTAIN, A LEADERSHIP POSITION; WE WILL REDEPLOY RESOURCES FROM MARKETS WHERE WE CANNOT. WE WILL CONTINUE TO ENHANCE OUR GLOBAL PRESENCE. VARLEN'S ENGINEERED PRODUCTS FOR THE NICHE MARKETS IN WHICH IT PARTICIPATES ARE CHARACTERIZED BY DIFFERENTIABLE PROCESS TECHNOLOGY EMPLOYED IN THEIR MANUFACTURE AND/OR SUPERIOR PERFORMANCE ATTRIBUTES. OUR DEDICATION TO CONTINUOUS IMPROVEMENT WILL BE UNRELENTING.
--------------------------------------------------------------------------------

1996 - SOLID RESULTS
IN A CHALLENGING YEAR

While demand in the automotive segment stayed at high levels, our other key markets weakened during 1996. New railcar deliveries and North American truck and trailer production were off from 1995 levels by 5%, 21%, and 20%, respectively. Although light vehicle production remained strong, the General Motors strikes hurt results. Despite these external factors, Varlen delivered the second best earnings' results in its history!

                                [PHOTO]

  Internally, we continued to invest for the future. Product development costs remained high and included a major HVAC equipment program for China's locomotive and transit car markets. A large number of new tools and a plant in Bryson City, North Carolina, were brought on line to support new model introductions for our two largest truck customers -- Freightliner and PACCAR. Our instrument business rationalized manufacturing facilities in Germany and consolidated North American administration and some manufacturing. These underlying initiatives drove up our costs in 1996 but provide the base for future profit growth.

ACQUISITION INTEGRATION IS ON SCHEDULE

Our recent acquisitions -- Brenco and Karl Georg -- will also contribute to 1997's growth. In addition to building on their strengths and capabilities, we believe that as we have done with other acquisitions, introducing VARLEN DISCIPLINES will focus these organizations to enhance their competitive advantage:

- A planning process designed to identify niche opportunities, along with aggressive market- and product-specific growth strategies.

- A willingness to invest in cutting-edge manufacturing techniques and technologies.

- A focus on return on net assets and cash flow as key measures of operational success.


                                       [PHOTO]

          VARLEN'S MECHANICAL DIODE-Registered Trademark-
          ONE-WAY CLUTCH FOR AUTOMATIC TRANSMISSIONS IS A
          SIGNIFICANT TECHNOLOGICAL ADVANCEMENT.
          PRODUCTION WILL BEGIN IN THE SPRING OF 1997.




 6
--

  We are excited about these businesses' prospects. Karl Georg, which complements our domestic and French-based railroad cushioning businesses, gives us the strategic position to become the premier energy absorption system supplier in Europe and Scandinavia. Brenco adds products with a high engineering content and expands our participation in the repair and upgrade market. Internationally, their presence provides us with mass to help build a more effective distribution network.

  Through our equity investment in StarTrak L.L.C., we expect to leverage our knowledge of train dynamics and key component engineering capabilities in bearings and cushioning, to develop a cost-effective railcar monitoring system, and establish a real-time communication service business for our rail customers for transmitting information on car health conditions.

CORE BUSINESSES POSITIONED FOR GROWTH

RAILROAD PRODUCTS - While the North American railcar fleet will not be expanding in the near-term, we believe the rail industry remains an attractive market. Except for slight dips in recessionary times, rail traffic has shown year-over-year gains over the last 25 years, and our railroad companies stand to benefit from more specific positive trends. Demand for replacement of our "wear and tear" products (such as anchors, discharge gates, cushioning devices, and bearings) will rise as longer trains of heavier carloads make more trips over greater distances in shorter times.


                   [PHOTO]
    BRENCO IS THE LEADING NORTH AMERICAN
    MANUFACTURER OF RAILROAD FREIGHTCAR
    TAPERED ROLLER BEARINGS. INTERNATIONAL
    SALES OF THESE HIGHLY ENGINEERED
    PRODUCTS ARE GROWING.


Approximately 50 percent of Varlen railroad sales are aftermarket related, and our businesses all have action plans for increasing their penetration.

  The secular shift from direct current (DC) locomotives to higher horsepower alternating current (AC) locomotives, along with rising transit car demand, bodes well for our locomotive component and bearing businesses. Anticipated intermodal traffic gains and heavy coal car requirements also should stimulate demand for our new proprietary energy absorption devices serving these railcar segments.

                               [PHOTO]

  We expect our direct investments in France and Germany will help European rail customers take full advantage of the revolution in their rail-freight market, brought on by economic unification and privatization. Our objective is to leverage our technology into a leading share position as Europe embraces U.S. style rail-freight methodology:

Edgar Representation of Data Points Used In Printed Graph
--------------------------------------

   Net Earnings
   in millions

     [GRAPH]

----           --------
1996           $17,857
1995           $19,609
1994           $14,762
1993           $10,766
1992            $6,317
--------------------------------------

--------------------------------------

   Book Value Per Share
   in dollars


     [GRAPH]

----           ------
1996           $19.10
1995           $16.60
1994           $13.42
1993           $10.85
1992            $9.36
--------------------------------------
                                                                             7
                                                                             --

R E V I E W  OF OPERATIONS continued


intermodal systems, center car coupling, and hydraulic cushioning. We expect sales of U.S.-made components to complement what Varlen produce overseas.

                                [PHOTO]

  The Far East market, and other rapidly developing nations where railroads will play a key role in economic growth, also are expected to be a major source of opportunity for all our railroad businesses. Marketing resources are being pooled to attract and motivate high-caliber distributors and sales agents.

TRUCK/TRAILER PRODUCTS - The North American heavy-duty truck and trailer markets are forecast to be down again for 1997. If this is a modest decline, Varlen's productivity increases, new programs, and penetration gains actually should generate growth in this environment. Start-up costs for components on Freightliner's and PACCAR's new trucks are behind us. The trucks' ongoing production ramp-up, along with our much higher content per vehicle, will allow us to substantially outperform the market. In addition, as trucking companies push to increase payload and reduce operating expenses, demand for our lightweight technology -- design and application of aluminum and structural plastic components -- continues to grow. For example, Mack trucks recently decided to offer our hubs as standard equipment on their conventional trucks, and new Peterbilt trucks will have our structural molded plastic instrument panels.

  The pull-through marketing efforts with trailer fleet owners for our fully assembled aluminum axle hubs continue to gain market share for Varlen. In the second half of 1996, as trailer production dropped 16 percent from 1995, our sales to this market increased 5 percent. Interest in our hubs and structural aluminum castings also is growing in international markets, and development projects are underway with several original equipment manufacturer (OEM) accounts in Europe and Japan.

AUTOMOTIVE PRODUCTS - North American factories produced about the same number of automobiles and light trucks in 1996 as they did in 1995. Varlen, however, had record results in this market as margins increased due to improving manufacturing yields. We believe this "process excellence" initiative can further reduce cost, increase our responsiveness to customers, and add to our manufacturing capacity.

  Although the 1997 light vehicle market is expected to weaken, several factors will enable us to outperform the market. The rising popularity of light trucks plays into our hands -- it is the strongest portion of the market for us. The full-year impact of programs started in 1996 and others targeted for 1997 introduction -- including a second program for GM Powertrain-Europe -- also will stimulate growth.

  Our greatest vehicle for future growth in this market is the Mechanical Diode-Registered Trademark- one-way clutch (MD clutch) -- an innovative, patented product acquired through


         [PHOTO]


                                       VARLEN'S MECHANICAL DIODE-Registered
                                       Trademark- ONE-WAY CLUTCH FOR AUTOMATIC
                                       TRANSMISSIONS IS A SIGNIFICANT
                                       TECHNOLOGICAL ADVANCEMENT. PRODUCTION
                                       WILL BEGIN IN THE SPRING OF 1997.


 8
--
the Brenco acquisition. While our first major program is for Ford transmissions, to begin shipping in July 1997, we are working with other OEMs on many projects. The MD clutch currently is sold in the aftermarket as a drop-in replacement for some GM transmissions. This device has great growth potential because of its superior performance characteristics: increased durability, reliability, an improved "shift-feel" quality, and, in most applications, reduced cost.

ANALYTICAL INSTRUMENTS - This business serves the petroleum industry with equipment used to measure the physical properties of crude oil and its derivatives. It experienced reduced sales and operating profit (excluding the gain on the sale of our laboratory equipment business) for the year. After a very weak first half, orders rebounded in the second half and industry prospects are more upbeat than they have been in several years. Gasoline and aviation fuel usage is rising briskly in most parts of the globe, crude oil prices are high, and the large integrated oil companies are again earning solid returns. These positive drivers are expected to sustain the order momentum that started building in the second half of 1996.

  Our instrument business continues to increase the effectiveness of its international distribution channel. Designated area managers for different parts of the globe work closely with local sales agents, lend technical and marketing support, and ensure a superior level of customer service.

                               [PHOTO]

                        WITH THE ACQUISITION OF
                        KARL GEORG IN JANUARY 1997,
                        VARLEN IS NOW THE LARGEST
                        MANUFACTURER OF EUROPEAN
                        STYLE RAILCAR BUFFERS.

  In recent years, we increased our investment in product development, and product rollouts of new and upgraded instruments are expected to increase revenues in 1997. Some products were developed by our strategic partner, Boston Advanced Technologies, Inc. whose innovative spectroscopic instruments have significant growth potential.

WHAT IT MEANS TO BE A NICHE MARKET LEADER

The goal of our operating philosophy is to become the leader in the niche markets we serve. And in the key markets relevant to our success and future growth, proprietary products and processes have allowed our companies to assume a market leadership role. This focus on market leadership is more than just aggressive marketing initiatives and a high market share. It means enhancing our manufacturing and product technologies to offer the highest-quality products. It means avoiding complacency, no matter how strong our competitive position. It means using innovative product development to make our products obsolete before competitors can. Most importantly, market leadership means continual improvement in every aspect of our businesses.

  We have been working hard at continuous improvement. We have invested in advanced manufacturing technologies in all our businesses to sharpen our capabilities and skills as a cost-efficient, high-productivity leader. Thirteen of our 24 plants are ISO or QS-9000 certified, and another 7 are determined to qualify for the award by the end of 1997. We

Edgar Representation of Data Points Used In Printed Graph
----------------------------------

   Research
   and Development
   Expenditures
   in millions

     [GRAPH]

----           -----
1996           $9,540
1995           $5,948
1994           $4,366
1993           $4,342
1992           $3,609
----------------------------------

redesigned work flows and material systems and created focused factories. We increased and upgraded our engineering talent, and far more attention is placed on employee training. In our very price-conscious markets, these imperatives help provide Varlen with the competitive advantages essential to achieve sustainable earnings growth.


THE OUTLOOK IS POSITIVE

Varlen is operating more efficiently -- and serving customers more effectively -- than ever before. But we can still do better. We recognize that we must "raise the bar" on our basic business processes to achieve the growth and productivity targets we seek. We must become even closer partners with our customers, proposing solutions as their needs change. We are excited by the future, seeing change as an opportunity and, most importantly, convinced that our best days are ahead of us.

/s/ Raymond A. Jean

Raymond A. Jean
Executive Vice President and Chief
Operating Officer

                                                                              9
                                                                              --

SUMMARY OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1996           1995*          1994*          1993*          1992*
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
-----------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . .     $409,475       $386,987       $341,521       $291,908       $266,054
                                                            -----------------------------------------------------------------------
Earnings before income taxes . . . . . . . . . . . . . .       31,831         34,706         25,854         18,723         14,374
Income tax expense . . . . . . . . . . . . . . . . . . .       13,974         15,097         11,092          7,957          6,706
                                                            -----------------------------------------------------------------------
Earnings before cumulative effect of change in
  accounting principle . . . . . . . . . . . . . . . . .       17,857         19,609         14,762         10,766          7,668
Cumulative effect of change in accounting principle. . .           --             --             --             --         (1,351)
                                                            -----------------------------------------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . . . . .     $ 17,857       $ 19,609       $ 14,762       $ 10,766       $  6,317
                                                            -----------------------------------------------------------------------
                                                            -----------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Gross profit as a percent of sales . . . . . . . . . . .        24.5%          25.0%          23.7%          24.0%          23.8%
Earnings before cumulative effect of change in
      accounting principle as a percent of sales . . . .         4.4%           5.1%           4.3%           3.7%           2.9%
-----------------------------------------------------------------------------------------------------------------------------------
Effective tax rate before cumulative effect of change
   in accounting principle . . . . . . . . . . . . . . .        43.9%          43.5%          42.9%          42.5%          46.7%
-----------------------------------------------------------------------------------------------------------------------------------
Per share data--primary:

    Earnings before change in accounting principle . . .     $   2.96       $   3.19       $   2.44       $   1.80       $   0.95

    Net earnings . . . . . . . . . . . . . . . . . . . .         2.96           3.19           2.44           1.80           0.78
Per share data--fully diluted:

    Earnings before change in accounting principle . . .         2.27           2.43           1.92           1.57           0.95
    Net earnings . . . . . . . . . . . . . . . . . . . .         2.27           2.43           1.92           1.57           0.78
Dividends declared . . . . . . . . . . . . . . . . . . .         0.36           0.35           0.33           0.33           0.33
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares--primary . . . . . . .        6,023          6,141          6,064          5,986          8,081

Weighted average number of shares--fully diluted . . . .        9,078          9,199          9,136          8,062          8,081
-----------------------------------------------------------------------------------------------------------------------------------


SUMMARY OF FINANCIAL CONDITION

(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1996           1995*          1994*          1993*          1992*
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets . . . . . . . . . . . . . . . . . . . . . .     $393,878       $230,874       $220,186       $186,264       $180,666
Working capital. . . . . . . . . . . . . . . . . . . . .       69,461         67,044         57,713         49,046         39,570
  Ratios:
    Current assets to current liabilities. . . . . . . .        2.1/1          2.5/1          2.1/1          2.4/1          1.9/1
    Average inventory turnover . . . . . . . . . . . . .          6.8            7.2            6.7            6.1            5.7

    Average accounts receivable turnover . . . . . . . .          7.9            8.4            8.2            8.1            7.5
-----------------------------------------------------------------------------------------------------------------------------------

Net property, plant and equipment. . . . . . . . . . . .     $124,580       $ 69,675       $ 59,636       $ 52,867       $ 54,779

Capital expenditures . . . . . . . . . . . . . . . . . .       18,193         23,427         14,701         11,240          9,567

Depreciation . . . . . . . . . . . . . . . . . . . . . .       15,373         11,819         11,885         10,295          9,488
-----------------------------------------------------------------------------------------------------------------------------------

Debt:

  Senior debt. . . . . . . . . . . . . . . . . . . . . .     $117,626       $  4,485       $  3,855       $  3,820       $ 74,679

  Senior debt as a percent of total capitalization . . .        39.7%           2.6%           2.5%           2.8%          58.1%

  Total debt . . . . . . . . . . . . . . . . . . . . . .     $186,626       $ 73,485       $ 72,855       $ 72,820       $ 74,679

  Total debt as a percent of total capitalization. . . .        62.9%          42.9%          48.0%          53.4%          58.1%
-----------------------------------------------------------------------------------------------------------------------------------

Stockholders' equity . . . . . . . . . . . . . . . . . .     $109,986       $ 97,953       $ 79,031       $ 63,644       $ 53,788
Stockholders' equity per share . . . . . . . . . . . . .        19.10          16.60          13.42          10.85           9.36
Return on average stockholders' equity . . . . . . . . .        17.1%          21.4%          20.5%          18.0%           8.5%
-----------------------------------------------------------------------------------------------------------------------------------


* The per share data and weighted average number of shares outstanding were restated for a 10% stock dividend in 1996. In addition, 1994, 1993 and 1992 include the affects of a 10% stock dividend in 1995 and 1992 also includes the affects of a 3 for 2 stock split effected in the form of a stock dividend in 1993.


 10
---

CONSOLIDATED STATEMENTS OF EARNINGS
Varlen Corporation and Subsidiaries

                                                                                                    YEAR ENDED JANUARY 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                        1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $409,475       $386,987       $341,521
   Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        309,027        290,052        260,469
                                                                                         ------------------------------------------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        100,448         96,935         81,052
  Selling, general and administrative expenses . . . . . . . . . . . . . . . . . . .         63,607         57,762         50,436
                                                                                         ------------------------------------------
Earnings from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         36,841         39,173         30,616
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (9,402)        (5,281)        (5,249)
  Interest income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            662            814            487
  Gain on sale of business . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,730             --             --
                                                                                         ------------------------------------------
Earnings before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .         31,831         34,706         25,854
  Income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13,974         15,097         11,092
                                                                                         ------------------------------------------
Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 17,857       $ 19,609       $ 14,762
                                                                                         ------------------------------------------
                                                                                         ------------------------------------------
Primary earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   2.96       $   3.19       $   2.44
                                                                                         ------------------------------------------
                                                                                         ------------------------------------------
Fully diluted earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . .       $   2.27       $   2.43       $   1.92
                                                                                         ------------------------------------------
                                                                                         ------------------------------------------
Weighted average number of shares--primary . . . . . . . . . . . . . . . . . . . . .          6,023          6,141          6,064
                                                                                         ------------------------------------------
                                                                                         ------------------------------------------
Weighted average number of shares--fully diluted . . . . . . . . . . . . . . . . . .          9,078          9,199          9,136
                                                                                         ------------------------------------------
                                                                                         ------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                 DEFERRED                 TOTAL
                                                                       ADDITIONAL                  STOCK                  STOCK-
                                                               COMMON    PAID-IN     RETAINED     COMPEN-    TREASURY    HOLDERS'
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           STOCK    CAPITAL     EARNINGS     SATION       STOCK      EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 1, 1994. . . . . . . . . . . . . . . .       $485     $16,140     $47,943     $  (924)      $  --   $  63,644
Issuance of common stock under options . . . . . . . . . .          2         281          --          --          --         283
Amortization of deferred stock compensation. . . . . . . .         --          --          --         222          --         222
Cash received on stock subscriptions . . . . . . . . . . .         --          --         243          --          --         243
Cost of common stock for the purchase of business. . . . .         --          95          --          --          --          95
Net earnings . . . . . . . . . . . . . . . . . . . . . . .         --          --      14,762          --          --      14,762
Cash dividends ($.33 per share). . . . . . . . . . . . . .         --          --      (1,942)         --          --      (1,942)
Additional minimum pension liability . . . . . . . . . . .         --          --          80          --          --          80
Currency translation adjustments--unrealized . . . . . . .         --          --       1,644          --          --       1,644
                                                              ---------------------------------------------------------------------

BALANCE AT JANUARY 31, 1995. . . . . . . . . . . . . . . .        487      16,516      62,730        (702)         --      79,031
Issuance of common stock under options . . . . . . . . . .          5         837          --          --          --         842
Amortization of deferred stock compensation. . . . . . . .         --          --          --         206          --         206
Cash received on stock subscriptions . . . . . . . . . . .         --          --         388          --          --         388
Stock dividend . . . . . . . . . . . . . . . . . . . . . .         49      12,281     (12,330)         --          --          --
Net earnings . . . . . . . . . . . . . . . . . . . . . . .         --          --      19,609          --          --      19,609
Cash dividends ($.35 per share). . . . . . . . . . . . . .         --          --      (2,112)         --          --      (2,112)
Purchase of treasury stock . . . . . . . . . . . . . . . .         --          --          --          --        (965)       (965)
Additional minimum pension liability . . . . . . . . . . .         --          --          69          --          --          69
Currency translation adjustments--unrealized . . . . . . .         --          --         885          --          --         885
                                                              ---------------------------------------------------------------------

BALANCE AT JANUARY 31, 1996. . . . . . . . . . . . . . . .        541      29,634      69,239        (496)       (965)     97,953
Issuance of common stock under options . . . . . . . . . .          1         226         (48)         --          88         267
Amortization of deferred stock compensation. . . . . . . .         --          --          --         205          --         205
Cash received on stock subscriptions . . . . . . . . . . .         --          --         233          --          --         233
Stock dividend . . . . . . . . . . . . . . . . . . . . . .         34       7,613     (11,764)         --       4,117          --
Net earnings . . . . . . . . . . . . . . . . . . . . . . .         --          --      17,857          --          --      17,857
Cash dividends ($.36 per share). . . . . . . . . . . . . .         --          --      (2,084)         --          --      (2,084)
Purchase of treasury stock . . . . . . . . . . . . . . . .         --          --          --          --      (3,240)     (3,240)
Additional minimum pension liability . . . . . . . . . . .         --          --          (6)         --          --          (6)
Currency translation adjustments--unrealized . . . . . . .         --          --      (1,199)         --          --      (1,199)
                                                              ---------------------------------------------------------------------
BALANCE AT JANUARY 31, 1997. . . . . . . . . . . . . . . .       $576     $37,473     $72,228     $  (291)      $  --   $ 109,986
                                                              ---------------------------------------------------------------------
                                                              ---------------------------------------------------------------------

See accompanying condensed notes to consolidated financial statements.

                                                                              11
                                                                             ---

CONSOLIDATED BALANCE SHEETS
Varlen Corporation and Subsidiaries

                                                                                                         JANUARY 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                          1997           1996
------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  3,133      $  22,915
    Accounts receivable, less allowance for doubtful accounts of $1,455 and $1,318 . . .          62,088         43,297
    Inventories:
     Raw materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          23,795         18,230
     Work in process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          17,285          8,760
     Finished goods. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          12,551          9,501
                                                                                                -------------------------
                                                                                                  53,631         36,491
                                                                                                -------------------------
    Deferred and refundable income taxes . . . . . . . . . . . . . . . . . . . . . . . .           8,244          4,344
    Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,357          4,467
                                                                                                -------------------------
Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         132,453        111,514
                                                                                                -------------------------
Property, plant and equipment:
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,436          3,385
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          39,779         23,298
  Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         150,468         98,327
  Construction in progress.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,756         12,269
                                                                                                -------------------------
                                                                                                 200,439        137,279
  Less accumulated depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          75,859         67,604
                                                                                                -------------------------
                                                                                                 124,580         69,675
                                                                                                -------------------------
Goodwill and other intangible assets, less accumulated
  amortization of $18,128 and $15,684. . . . . . . . . . . . . . . . . . . . . . . . . .         133,419         42,837
Investments and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,426          6,848
                                                                                                -------------------------
                                                                                                $393,878       $230,874
                                                                                                -------------------------
                                                                                                -------------------------
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:

  Current maturities of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . .        $  2,273          $  87
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          26,623         20,954
  Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          32,366         22,313
  Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,730          1,116
                                                                                                -------------------------
Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          62,992         44,470
                                                                                                -------------------------
Long-term debt:
    Convertible subordinated debentures. . . . . . . . . . . . . . . . . . . . . . . . .          69,000         69,000
    Other long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         115,353          4,398
                                                                                                -------------------------
Total long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         184,353         73,398
                                                                                                -------------------------
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          16,252          4,539
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,295         10,514
Stockholders' equity:
  Preferred stock, par value $1.00 per share; authorized
    500 shares, issuable in series; none issued. . . . . . . . . . . . . . . . . . . . .              --             --
  Common stock, par value $.10 per share; authorized
    20,000 shares; issued: 5,758 and 5,946 . . . . . . . . . . . . . . . . . . . . . . .             576            541
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          37,473         29,634

  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          72,228         69,239
  Deferred stock compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (291)          (496)
  Common stock held in treasury, at cost; 45 shares. . . . . . . . . . . . . . . . . . .              --           (965)
                                                                                                -------------------------
Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         109,986         97,953
                                                                                                -------------------------
                                                                                                $393,878       $230,874
                                                                                                -------------------------
                                                                                                -------------------------

See accompanying condensed notes to consolidated financial statements.

 12
---

CONSOLIDATED STATEMENTS OF CASH FLOWS
Varlen Corporation and Subsidiaries

                                                                                           YEAR ENDED JANUARY 31,
(IN THOUSANDS)                                                                      1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  17,857      $  19,609      $  14,762
  Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . .               15,373         11,819         11,885
   Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . .                3,725          2,440          2,779
   Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .                1,165            476         (1,748)
   Gain on sale of business. . . . . . . . . . . . . . . . . . . . .               (3,730)            --             --
   Change in assets and liabilities net of effects from
     purchased and sold businesses:
           Accounts receivable, net. . . . . . . . . . . . . . . . .                1,572          2,751         (9,532)
           Inventories . . . . . . . . . . . . . . . . . . . . . . .                  245          1,740          2,156
           Refundable income taxes . . . . . . . . . . . . . . . . .               (2,515)             8            130
           Other current assets. . . . . . . . . . . . . . . . . . .                  (44)          (522)          (768)
           Accounts payable. . . . . . . . . . . . . . . . . . . . .                3,047         (6,061)         6,363
           Accrued expenses. . . . . . . . . . . . . . . . . . . . .               (9,623)        (1,079)         2,207
           Income taxes payable. . . . . . . . . . . . . . . . . . .                1,954         (1,803)         2,431
           Other noncurrent assets . . . . . . . . . . . . . . . . .                  899          1,878             93
           Other noncurrent liabilities. . . . . . . . . . . . . . .                1,181            859            379
                                                                                  ---------------------------------------
               Total adjustments . . . . . . . . . . . . . . . . . .               13,249         12,506         16,375
                                                                                  ---------------------------------------
      Net cash provided by operating activities. . . . . . . . . . .               31,106         32,115         31,137
                                                                                  ---------------------------------------
Cash flows from investing activities:
    Fixed asset expenditures . . . . . . . . . . . . . . . . . . . .              (18,193)       (23,427)       (14,701)
    Cost of purchased businesses, net of cash acquired and other
      long-term investments. . . . . . . . . . . . . . . . . . . . .             (154,926)        (6,253)        (7,800)
    Sale of businesses . . . . . . . . . . . . . . . . . . . . . . .               21,118          8,013             --
    Sale of marketable securities. . . . . . . . . . . . . . . . . .                4,469             --             --
    Disposals and other changes in property, plant and equipment . .                  243            395          1,067
                                                                                  ---------------------------------------
      Net cash used in investing activities. . . . . . . . . . . . .             (147,289)       (21,272)       (21,434)
                                                                                  ---------------------------------------
Cash flows from financing activities:
  Proceeds from debt . . . . . . . . . . . . . . . . . . . . . . . .              111,083          1,107             33
  Payments of debt . . . . . . . . . . . . . . . . . . . . . . . . .               (9,551)           (82)          (331)
  Issuance of common stock under option plans. . . . . . . . . . . .                   95            581            161
  Cash received on stock subscriptions . . . . . . . . . . . . . . .                  233            388            243
  Purchase of treasury stock . . . . . . . . . . . . . . . . . . . .               (3,240)          (965)            --
  Cash dividends paid. . . . . . . . . . . . . . . . . . . . . . . .               (2,084)        (2,112)        (1,942)
                                                                                  ---------------------------------------
      Net cash provided by (used in) financing activities. . . . . .               96,536         (1,083)        (1,836)
                                                                                  ---------------------------------------
Effect of exchange rate changes on cash. . . . . . . . . . . . . . .                 (135)            59             61
                                                                                  ---------------------------------------

Net (decrease) increase in cash and cash equivalents . . . . . . . .              (19,782)         9,819          7,928
Cash and cash equivalents at beginning of year . . . . . . . . . . .               22,915         13,096          5,168
                                                                                  ---------------------------------------
Cash and cash equivalents at end of year . . . . . . . . . . . . . .             $  3,133      $  22,915        $13,096
                                                                                  ---------------------------------------
                                                                                  ---------------------------------------


See accompanying condensed notes to consolidated financial statements.


                                                                              13
                                                                             ---

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Varlen Corporation and Subsidiaries

(The complete financial statement footnotes can be found in the Company's 1997 Proxy Statement)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(d ) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 79% and 73% of inventories, at January 31, 1997 and 1996, respectively. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $1,501,000 and $2,138,000 at January 31, 1997 and 1996, respectively.

(e) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of buildings range from 10 to 45 years and the useful lives of machinery and equipment range from 3 to 12 years.

(f) LONG-LIVED ASSETS: Goodwill is amortized on a straight-line basis over a period of 15 to 40 years. The carrying amount of goodwill and other long-lived assets is evaluated annually to determine if adjustment to the amortization or depreciation period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of long-lived assets and the projected undiscounted cash flows of the operations to which the long-lived assets are deployed. Other intangible assets are amortized on a straight-line basis over their useful lives.

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

(i) NEW ACCOUNTING STANDARD: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" which was adopted by the Company in 1996. This Statement allows for, and the Company elected to, retain its current accounting for employee stock-based compensation arrangements under Accounting Principles Board Opinion No. 25 with certain additional disclosures. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

(j) DERIVATIVE FINANCIAL INSTRUMENTS: The Company uses derivatives to transfer or reduce the risk of interest rate volatility. The amount to be paid or received from interest rate swaps is charged or credited to interest expense over the lives of the interest rate swap agreements.

--------------------------------------------------------------------------------
2. ACQUISITIONS

Effective December 31 ,1996, the Company purchased Karl Georg ("Georg"), a German railcar cushioning device manufacturer for cash and deferred payments. Georg has two manufacturing facilities in Germany with annual revenues of approximately $15.0 million.

  On June 15, 1996, the Company, a wholly-owned subsidiary of the Company and Brenco, Incorporated ("Brenco"), a manufacturer and reconditioner of specialized tapered roller bearings for the railroad industry with headquarters in Virginia, entered into an acquisition agreement or the purchase of all Brenco's outstanding common stock for $16.125 per share. As a result of the tender offer which expired on July 18, 1996, the Company owned approximately 96% of the outstanding common stock of Brenco. On August 23, 1996, the remaining non-tendered shares were canceled and converted into the right to receive $16.125 per share, making Brenco a wholly-owned subsidiary of the Company. The total purchase price for the common stock of Brenco was approximately $165 million in cash and was financed with a $190 million credit facility from the Company's existing bank group plus cash on hand. The consolidated results of operations on a pro forma basis as though Brenco had been acquired on February 1, 1995 are as follows (in thousands):

--------------------------------------------------------------------------------
                                                           1996           1995
--------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . .        $470,352       $505,149
Net earnings . . . . . . . . . . . . . . . . . .          18,580         21,598
Net earnings per share-primary . . . . . . . . .        $   3.08       $   3.52
Net earnings per share-fully diluted . . . . . .            2.35           2.65
--------------------------------------------------------------------------------

  The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the Brenco acquisition been consumated as of February 1, 1995, nor are they necessarily indicative of future operating results.

  The acquisitions have been accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired amortized over a period of 15 to 40 years. The operating results of the businesses acquired have been included in the accompanying consolidated results of operations from the respective dates of acquisition.


 14
---

--------------------------------------------------------------------------------
3. LONG-TERM DEBT


Long-term debt at year end is comprised of the following (in thousands):

--------------------------------------------------------------------------------
                                                          1996           1995
--------------------------------------------------------------------------------
Term loan. . . . . . . . . . . . . . . . . . . .        $107,000     $       --
Revolving credit facility. . . . . . . . . . . .           4,000             --
6.5% convertible subordinated
   debentures due 2003 . . . . . . . . . . . . .          69,000         69,000
Industrial revenue bonds and other debt. . . . .           6,626          4,485
                                                         -----------------------
                                                         186,626         73,485
Less current portion . . . . . . . . . . . . . .         (2,273)           (87)
                                                         -----------------------
Long-term debt . . . . . . . . . . . . . . . . .        $184,353      $  73,398
                                                         -----------------------
                                                         -----------------------

--------------------------------------------------------------------------------

  On July 19, 1996, the Company entered into a $190 million term loan and revolving credit agreement (the "Agreement") which replaced its $80 million revolving credit facility. This Agreement was obtained to facilitate the Brenco acquisition as well as future acquisitions. The Agreement is in the form of two facilities. Facility "A" is a term-loan of $110 million and facility "B" is a revolving credit facility with an $80 million capacity. The term loan comes due on July 19, 2002 and requires escalating quarterly principal payments which began in October 1996. The revolving credit facility requires no prepayments and comes due on July 19, 2002 with two optional one year extensions. The Agreement provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of debt to cash flow. The highest interest rate under the Agreement was the prime rate with maximum commitment fees of 3/8 of 1% on the unused portion of the line of credit. Pursuant to the Agreement the Company has entered into four interest rate swap agreements with durations of one to three years. The swap agreements effectively convert $40 million of its term loan from variable interest rate debt to fixed interest rate debt with an average fixed interest rate of 6.9%. While the Company is exposed to credit loss on its interest rate swaps in the event of non-performance by the the counterparties to such swaps, management believes such non-performance is unlikely to occur given the financial resources of the counterparties. The average interest rate on all of the Agreement borrowings during 1996 was approximately 7.2%.

  In 1993, the Company issued $69 million aggregate principal amount of 6.5% Convertible Subordinated Debentures Due 2003. These unsecured debentures are convertible into Common Stock of the Company at $22.59 per share and are callable in whole or in part after June 3, 1996 at the option of the Company at specified redemption prices plus accrued interest.

  Scheduled repayments of long-term debt in each of the next five years are $9,273,000, $10,194,000, $16,173,000, $22,164,000 and $26,163,000. The term loan repayments due in the next twelve months are classified as long-term on the consolidated balance sheets as the Company has the ability and intent to refinance these repayments under its revolving credit facility.

--------------------------------------------------------------------------------
4. INDUSTRY SEGMENTS

  Information relating to the Company's segments is as follows (in thousands):

-----------------------------------------------------------------------------------------------
                             NET        OPERATING   IDENTIFIABLE      CAPITAL     DEPRECIATION
                            SALES         PROFIT       ASSETS      EXPENDITURES   AMORTIZATION
-----------------------------------------------------------------------------------------------
1996
Transportation
   products. . . .        $363,999        $37,407       $348,417        $17,628        $16,543
Analytical
   instruments . .          45,476         9,781*         34,695            431          1,731
                           --------------------------------------------------------------------
                           409,475         47,188        383,112         18,059         18,274
Corporate. . . . .              --         (6,617)        10,766            134            824
Net interest
   expense . . . .              --         (8,740)            --             --             --
                           --------------------------------------------------------------------
Total. . . . . . .        $409,475        $31,831       $393,878        $18,193        $19,098
                           --------------------------------------------------------------------
                           --------------------------------------------------------------------
1995
Transportation
   products. . . .        $317,122        $36,855       $150,801        $22,428        $10,609
Analytical
   instruments . .          69,865          9,035         57,207            904          2,925
                           --------------------------------------------------------------------
                           386,987         45,890        208,008         23,332         13,534
Corporate. . . . .              --         (6,717)        22,866             95            725
Net interest
   expense . . . .              --         (4,467)            --             --             --
                           --------------------------------------------------------------------
Total. . . . . . .        $386,987        $34,706       $230,874        $23,427        $14,259
                           --------------------------------------------------------------------
                           --------------------------------------------------------------------
1994
Transportation
   products. . . .        $261,835        $27,952       $139,851        $12,763        $10,653
Analytical
   instruments . .          79,686          8,495         59,039          1,839          3,339
                           --------------------------------------------------------------------
                           341,521         36,447        198,890         14,602         13,992
Corporate. . . . .              --         (5,831)        21,296             99            672
Net interest
   expense . . . .              --         (4,762)            --             --             --
                           --------------------------------------------------------------------
Total. . . . . . .        $341,521        $25,854       $220,186        $14,701        $14,664
                           --------------------------------------------------------------------
                           --------------------------------------------------------------------

* INCLUDES A $3.7 MILLION PRE-TAX GAIN ON THE SALE OF A DIVISION.
--------------------------------------------------------------------------------

  Sales to one customer by a company in the transportation products segment aggregated 15% of consolidated net sales in each of 1996, 1995, and 1994. Sales to another customer by a different company in the transportation products segment aggregated 10% of consolidated net sales in 1994. In addition, sales of one product to customers of the transportation products segment aggregated 12%, 14% and 10% of consolidated net sales in 1996, 1995 and 1994, respectively and sales of another product to customers of the transportation product segment were 11% and 13% of consolidated net sales in 1995 and 1994, respectively.

  Information relating to the Company by geographic area is as follows (in thousands):

-----------------------------------------------------------------------
                                  NET            NET     IDENTIFIABLE
                                 SALES        EARNINGS      ASSETS
-----------------------------------------------------------------------
1996
Domestic Operations  . .       $381,993       $27,321*       $366,051
European Operations  . .         27,482            187         27,827
                               ----------------------------------------
                                409,475         27,508        393,878
Corporate and net
  interest expense . . .             --         (9,651)            --
                               ----------------------------------------
Total. . . . . . . . . .       $409,475        $17,857       $393,878
                               ----------------------------------------
                               ----------------------------------------
1995
Domestic Operations. . .       $358,881        $26,179       $198,346

European Operations. . .         28,106            360         32,528
                               ----------------------------------------
                                386,987         26,539        230,874
Corporate and net
  interest expense . . .             --         (6,930)            --
                               ----------------------------------------
Total. . . . . . . . . .       $386,987        $19,609       $230,874
                               ----------------------------------------
                               ----------------------------------------
1994
Domestic Operations. . .       $320,863        $20,145       $191,527
European Operations. . .         20,658          1,288         28,659
                               ----------------------------------------
                                341,521         21,433        220,186
Corporate and net
  interest expense . . .             --         (6,671)            --
                               ----------------------------------------
Total. . . . . . . . . .       $341,521        $14,762       $220,186
                               ----------------------------------------
                               ----------------------------------------

* INCLUDES A $2.1 MILLION AFTER-TAX GAIN ON THE SALE OF A DIVISION.
--------------------------------------------------------------------------------
  Export sales from the Company's United States operations were 10%, 10% and 8%, respectively, of consolidated net sales in 1996, 1995 and 1994.


                                                                              15
                                                                             ---

REPORT BY MANAGEMENT


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF VARLEN CORPORATION:

  Management is responsible for the consolidated financial statements which have been prepared by the Company in accordance with generally accepted accounting principles applied on a consistent basis. The financial statements necessarily include amounts based on judgements and estimates by management as required by the accounting process. Management also prepared the other financial information in this document.

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

/s/ Richard L. Wellek        /s/ Richard A. Nunemaker

RICHARD L. WELLEK            RICHARD A. NUNEMAKER
President and                Vice President, Finance and
Chief Executive Officer      Chief Financial Officer
March 3, 1997

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
VARLEN CORPORATION, NAPERVILLE, ILLINOIS

  We have audited the consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. Such consolidated financial statements and our report thereon dated March 3, 1997, expressing an unqualified opinion (which are not included herein) are included in the proxy statement for the 1997 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

  In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of January 31, 1997 and 1996 and the related condensed consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
March 3, 1997


 18
---

BOARD OF DIRECTORS


RUDOLPH GRUA, age 68-
*Vice Chairman and Director of General Binding Corporation

ERNEST H. LORCH, age 64/ /
Chairman of the Board
*Of Counsel to Whitman Breed Abbott & Morgan, Attorneys
Director of Tyler Corporation and Dorsey Trailers, Inc.

L. WILLIAM MILES, age 63/ /
*Vice President for Administration, Fairfield University, Connecticut

GREG A. ROSENBAUM, age 44/ /
*President, Palisades Associates, Inc.Director of Richey Electronics, Inc.

JOSEPH J. ROSS, age 51-
*Chairman, President and Chief Executive Officer of Federal Signal Corporation

THEODORE A. RUPPERT, age 66-
*General Partner, Village Development
Chairman, Chief Executive Officer and
Director of Glaize Development and
Director of Pioneer Bank and Trust

RICHARD L. WELLEK, age 58
*President and Chief Executive Officer

*    Principal Occupation
-    Member Audit Committee
/ /  Member Compensation Committee


OFFICERS


RICHARD L. WELLEK, age 58
President and Chief Executive Officer (1983); Various Varlen Executive and Operational positions (1968-1983); B.S. Industrial Management University of Illinois

RAYMOND A. JEAN, age 54
Executive Vice President and Chief Operating Officer (1993); Group Vice President (1988-1992); B.S. Engineering Physics University of Maine; MBA University of Chicago

GEORGE W. HOFFMAN, age 56
Vice President (1990); President of Keystone Industries (1984); Executive Vice President of Operations of Keystone Industries (1979-1984); B.S. Chemical Engineering University of Pittsburgh

RICHARD A. NUNEMAKER, age 48
Vice President, Finance and Chief Financial Officer (1991); Vice President, Controller (1987); B.S. Accountancy; M.A.S. University of Illinois, C.P.A.

VICKI L. CASMERE, age 39
Vice President, General Counsel and Secretary (1996); Corporate Counsel of Caremark Inc. (1992-1996), Vice President (1994); B.S. Finance University of Illinois; J.D. The John Marshall Law School


GENERAL INFORMATION


TRANSFER AGENT
Harris Trust & Savings Bank
111 West Monroe Street
Chicago, Illinois 60690

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

SHARES LISTED
Varlen Corporation common stock is traded on the Nasdaq Stock Market under the symbol VRLN and its 6 1/2 percent convertible subordinated debentures are traded on the Nasdaq SmallCap Market under the symbol VRLNG.

INFORMATION CONTACT:
Richard A. Nunemaker
Vice President, Finance and Chief Financial Officer
55 Shuman Boulevard
P.O. Box 3089
Naperville, Illinois 60566-7089
(630) 420-0400


ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10 a.m. (local time) Thursday, May 29, 1997 at the Hyatt Lisle, 1400 Corporetum Drive Lisle, Illinois 60532

SAFE HARBOR PROVISION
This Summary Annual Report contains outlook and other forward-looking statements which are not historical facts. These forward-looking statements are based upon certain assumptions about a number of important factors. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting these factors, that they are subject to change at any time and that any such change could cause the Company's actual results to differ materially from those projected in its forward-looking statements. Among the factors that could cause actual results to differ materially are: expectations of market growth and size; the demand for the Company's products and other market acceptance risks; the presence in the market of competitors with greater financial resources, and the impact of competitive products and pricing: actual product purchases under existing purchase agreements and the loss of any significant customers; general market conditions; the ability of the Company to develop new products; capacity and supply constraints or difficulties; productivity and efficiency of operations; availability of resources; the results of the Company's financing efforts; the effect of the Company's accounting policies; and the effects of general economic, trade, legal, social and economic conditions. Other risk factors may be detailed from time to time in the Company's Securities and Exchange Commission filings. The Company assumes no obligation to update its forward-looking statements or advise of changes in the assumptions and factors on which they are based.

FORM 10-K AND PROXY STATEMENT:
Stockholders may obtain a copy of the most recent Form 10-K and Proxy Statement as filed by the Company with the SEC without charge by addressing a written request to Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer, Varlen Corporation at the corporate office.

[LOGO]
Varlen Corporation
55 Shuman Blvd., P.O. Box 3089
Naperville, Illinois 60566-7089
(630) 420-0400

VARLEN WORLDWIDE
----------------------------------------

[LOGO]
ACIERIES DE PLOERMEL

[LOGO]
BRENCO, INCORPORATED

[LOGO]
CHROME CRANKSHAFT COMPANIES

[LOGO]
CONSOLIDATED METCO, INC.

[LOGO]
KARL GEORG

[LOGO]
KEYSTONE RAILWAY
EQUIPMENT COMPANY

[LOGO]
MEANS INDUSTRIES, INC.

[LOGO]
PRIME MANUFACTURING CORPORATION

[LOGO]
UNIT RAIL ANCHOR COMPANY, INC.

[LOGO]
VARLEN INSTRUMENTS INC.
      Manufacturers of:
         [LOGO]
         [LOGO]
         [LOGO]

-  Service & Distribution
   Manufacturing
          [PHOTO]


[LOGO] PRINTED ON RECYCLED PAPER

- Front Cover From left to right: A red chevy blazer truck, a freight train, an eighteen wheel truck, and an oil refinery.

- Inside Front Cover From Top to Bottom: A truck dashboard, an axle hub, housing for a truck turbocharger, a mechanical diode one way clutch, clutch plates and a shift fork assembly.

- First Page From Top to Bottom: a heating ventilating and air conditioning unit, a tapered roller bearing, a rail anchor attached to a rail, a cooling water drain valve, a hydraulic cushioning device and two petroleum analyzers.

- Page 6: A red chevy blazer truck on top of the page and a drawing of a Mechanical Diode One-Way Clutch at the bottom of the page.

- Page 7: A drawing of a tapered roller bearing on top of the page and a picture of a freight train on the bottom of the page.

- Page 8: A picture of an eighteen wheel truck on top of the page and a drawing of two cushioning devices at the bottom of the page.

- Page 9: A picture of an oil refinery in the middle of the page.

- Outside of the Back Cover: A map of selected parts of the globe showing the manufacturing, and service and distribution locations of the Registrant.