Form 10-K405, Exhibit 13
period 1998-01-31
VARLEN CORP
filed 1998-04-20
CIK 103071

   VARLEN CORPORATION

                                       [PHOTO]

                                                     1997 SUMMARY ANNUAL REPORT

                                       [PHOTO]

                                      Engineered
                                       Products
                                        That Help
                                       Keep the
                                       [LOGO]  World

                                           Moving

FINANCIAL
  HIGHLIGHTS


VARLEN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                           1997(a)      1996(a)      1995(a)
-------------------------------------------------------------------------------
FOR THE YEAR
Net Sales                               $  522,254    $ 409,475    $ 386,987
Operating Profit (b)                        63,193       47,188       45,890
Net Earnings                                25,651       17,857       19,609
Net Earnings as a Percent of Sales            4.9%         4.4%         5.1%
Earnings Before Interest, Taxes,
    Depreciation and Amortization       $   79,257    $  59,669    $  53,432
Cash Flow From Operations                   48,399       31,106       32,115
Return on Average Stockholders' Equity       17.2%        17.1%        21.4%
Return on Invested Capital                   10.5%         9.6%        13.8%
Capital Expenditures                    $   18,776    $  18,193    $  23,427
Depreciation and Amortization               24,474       19,098       14,259
-------------------------------------------------------------------------------

AT YEAR END
Total Employees                              3,177        2,850        2,214
Working Capital                         $   74,024    $  69,461    $  67,044
Net Property, Plant and Equipment          124,180      124,580       69,675
Total Debt                                 104,910      186,626       73,485
Stockholders' Equity                       198,792      109,986       97,953
Total Debt as a Percent of Total
   Capitalization                            34.5%        62.9%        42.9%
-------------------------------------------------------------------------------

PER SHARE DATA
Basic Earnings Per Share                $     2.41    $    2.06    $    2.21
Diluted Earnings Per Share                    1.93         1.51         1.62
Dividends Declared                            0.24         0.24         0.23
Stockholders' Equity                         14.92        12.73        11.07
-------------------------------------------------------------------------------



(a) Throughout this report the years ended January 31, 1998, 1997 and 1996 are referred to as 1997, 1996, and 1995, respectively. The per share data have been restated to conform to the new presentation of earnings per share. In addition, the per share data reflect a 3 for 2 stock split in the form of a stock dividend in 1997 and a 10% stock dividend in 1996.

(b)  Before corporate and net interest expenses.


1997
SEGMENT                  [GRAPH]             [GRAPH]
RESULTS

   VARLEN PRODUCTS AND MARKETS

                                       RAILROAD

                    [PHOTO]        [PHOTO]        [PHOTO]
                                           [PHOTO]

                                        [PHOTO]


   PRIMARY          Locomotive and railcar MARKETS manufacturers, railroads and
   MARKETS          railcar maintenance facilities, lessors, and track
                    maintenance contractors. Global markets.


   PRIMARY          RAILCARS
  PRODUCTS          - Tapered roller bearings
                    - Hydraulic cushioning
                    - Draft gears
                    - Buffers
                    - Discharge gates

                    LOCOMOTIVES
                    - HVAC systems
                    - Draft gears
                    - Tapered roller bearings
                    - Valves
                    - Toilets
                    - Remanufactured crankshafts and camshafts

                    RAILROAD TRACK FASTENER SYSTEMS

 MANUFACTURING      Little Rock, AR
           AND      Bell Gardens, CA
RECONDITIONING      Chicago, IL
     LOCATIONS      Atchison, KS
                    McPherson, KS
                    Louisville, KY
                    Newark, NJ
                    Sparks, NV
                    Camp Hill, PA
                    Petersburg, VA (2)
                    Oak Creek, WI
                    Ploermel, France
                    Halberstadt,Germany
                    Krefeld, Germany
                    Neitersen, Germany
                    Prostejov, Czech Republic


                                   TRUCK / TRAILER

                    [PHOTO]                       [PHOTO]

                                   [PHOTO]

   PRIMARY          Heavy-duty trucks and over-the-road trailer manufacturers -
   MARKETS          domestic and international.

   PRIMARY          ALUMINUM PERMANENT MOLD AND DIE CASTINGS
  PRODUCTS          - Axle hubs
                    - Suspension components
                    - Transmission housings
                    - Spring brake flanges and pistons

                    STRUCTURAL MOLDED PLASTIC COMPONENTS
                    - Instrument panels
                    - Sleeper cab accessories
                    - Door sill assemblies


 MANUFACTURING      Bryson City, NC
           AND      Cashiers, NC
RECONDITIONING      Monroe, NC
     LOCATIONS      Clackamas, OR
                    Portland, OR

                                      AUTOMOTIVE

                                       [PHOTO]

                         [PHOTO]                  [PHOTO]




Original equipment automotive manufacturers and tier one suppliers. Aftermarket transmission rebuilders. Parts are used on cars and light trucks. Domestic and international markets.

Automatic transmission reaction plates

One-way clutch

Steering column components

Transmission components

Precision stamped metal

components and weldments


Melvindale, MI
Saginaw, MI
Vassar, MI



                                 PETROLEUM ANALYZERS

                         [PHOTO]                  [PHOTO]

Instrumentation to improve yield, certify products and monitor regulatory standards. Used by oil refineries, petrochemical plants, petroleum transporters, and large users of distillate products. Global markets.


Automated laboratory quality control instruments

On-line process analyzers

Manual and semi-automatic physical property analyzers

Portable optoelectronic analyzers

Certification samples

Petroleum testing services


Bellwood, IL
Marlborough, MA
San Antonio, TX
Lauda, Germany


                                    ENGINEERED
                                      PRODUCTS
                                     THAT HELP
                                      KEEP THE
                                         WORLD
                                        MOVING


This report is in a summary format and is intended to present 1997 results in a simple, readable style. The more detailed financial information is part of the Proxy Statement, which was distributed to stockholders along with this report. A copy of the Proxy Statement may be obtained from Varlen Corporation upon request. See the inside back cover for details.

TO OUR FELLOW STOCKHOLDERS AND ASSOCIATES


   Varlen had record results on virtually every front in 1997. Strong performances by all of our transportation businesses, healthy marketplace conditions, and continuous focus on cost control and asset management made this our most successful year. We exceeded our financial goals and significantly increased shareholder value.


A RECORD YEAR



- Earnings reached record levels. Net income rose 43.6% to $25.7 million, and diluted earnings per share of $1.93 were 28% higher than in the prior year. Over the last five years, net earnings grew at a 32% compound annual rate.

- Sales increased by 27.5%, passing the $500 million mark for the first time. Revenues expanded at a compound annual rate of 14% for the past five years. Varlen is proving there are many growth opportunities in its markets.

- Varlen's stock price rose 93% for the year ending January 31, 1998, outpacing the S&P 500's 25% increase. As a result of this and other actions, the Company's market value more than doubled during this time.


RECORD FOURTH QUARTER

- Strong performance in all of Varlen's business sectors produced the best quarter in Varlen's history.

- Diluted earnings per share of $.54 were twice the $.27 per share earned in the same period a year ago. Net earnings more than doubled from $3.0 million to $7.5 million.

- Record quarterly revenues of $137 million were 29% higher than the year ago period.


1997 STRATEGIC ACTIONS STRENGTHEN VARLEN

We continued to focus on all aspects of the business, from acquisitions to product development, to further strengthening Varlen's balance sheet. Progress was made in all areas.

- By converting the $69 million in subordinated debt to equity in September, we reduced our debt-to-capital ratio to 35% on January 31, 1998, from 63% on January 31, 1997. Additionally, our stockholders' equity increased by $89 million during the year.

- Varlen's limited common stock float and liquidity have been a hindrance. This issue was addressed in two ways in 1997. First, converting the subordinated debt increased the number of outstanding shares from 5.8 to 8.9 million. In November, a three-for-two stock split further expanded outstanding shares to
   13.3 million.

- Strategic acquisitions strengthened our operations. We continue to reach out globally with our businesses and none currently offer more growth opportunity than the railroad market. In October, we acquired the railroad products business of Ringfeder GmbH in Germany and HZP in the Czech Republic. The combination of


[PHOTO]

Raymond A. Jean, PRESIDENT AND
CHIEF OPERATING OFFICER (LEFT) and
Richard L. Wellek, CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER


                                                                    [GRAPH]

                                                          VARLEN CORPORATION  1

TO OUR FELLOW STOCKHOLDERS AND ASSOCIATES CONTINUED



                                       [GRAPH]



                                       [GRAPH]


these acquisitions with our existing railroad products businesses in Germany and France makes Varlen the preeminent manufacturer of freightcar and locomotive shock absorption devices in Europe. Varlen is now the only company in the world with a complete railroad cushioning product line for both the two world standards -- UIC and AAR.

   In November, Varlen acquired the PETROSPEC-REGISTERED TRADEMARK- petroleum analyzer product line. We now control the products we were previously distributing and the technology, as well as increasing our engineering capability. The PetroSpec-Registered Trademark- technology platform lends itself to the rapid development of products suitable for measuring a wide range of petroleum properties.

- Varlen continued to make significant investments in its core businesses. Research and development expenses were $8.0 million. All of our businesses introduced new products and more are in the pipeline. Capital expenditures of $19 million were directed at cost reduction, new products, and capacity increases. With further growth planned, capital expenditures in the next few years will be even higher. However, Varlen's strong cash flow should easily fund these investments.


TAKING THE LONG TERM VIEW

Varlen could not have accomplished what it has in recent years without aggressively investing in products, people and processes. Varlen is a manufacturing company, and there is no simple, magic formula for growth. We focus on niche markets where we can be a leader and develop a competitive advantage. We work on "blocking and tackling" and are not afraid to take well thought out risks. One example was our entry into the European railroad supply market in 1993, which started to pay off in 1997.

   Varlen is more focused, having been transformed in recent years. But periodically, we still hear investors are concerned because the company is not a "pure play." Our strategy is to concentrate in the transportation and petroleum analyzer markets. We do not plan to serve only one transportation market. In 1997, we reaped the benefit of strong heavy-duty truck, automotive, and improving railroad and petroleum analyzer markets. Varlen enjoyed increased revenues from all these areas. We like these markets and will continue to pursue growth opportunities in them, both domestically and internationally. This will include internal growth as well as strategic acquisitions. We believe by being a global manufacturer of engineered products for multiple end-markets, we can buffer the cyclicality of any one industry or geographic region.

   There are also some significant technology, purchasing and marketing overlaps between our transportation businesses, and we focus on capitalizing on these to bring our customers the most cost-effective solutions to their problems. We view these "overlaps" as another source of competitive advantage.


VARLEN IS MORE FOCUSED, HAVING BEEN TRANSFORMED IN RECENT YEARS.


2  VARLEN CORPORATION

WE FEEL VERY POSITIVE ABOUT VARLEN'S FUTURE AND ITS ABILITY
TO CONTINUE OUTPERFORMING
ITS MARKETS.




LOOKING AHEAD

In the operations review that follows, we discuss Varlen's markets and growth opportunities. The upshot is that even without acquisitions, we are well-positioned for growth in the coming years. We have a number of new customer programs starting in 1998, and are introducing new products that should help us increase market penetration. We entered 1998 with a backlog 60% higher than in the prior year, and a few of our manufacturing facilities are operating near capacity. The fourth quarter momentum is continuing into the first quarter of the current year. In 1998, we anticipate the North American production of heavy-duty trucks/trailers, railroad freightcars, and passenger vehicles will be equal to or greater than last year. With these high production levels and Varlen's increased content per vehicle, we expect to have another record year.

   At this date the only cloud on the horizon is the Asian economic situation and its potential impact on the North American economy. Although we sell to the Asian market, it is less than 1% of our total revenue. Fortunately, markets in other parts of the world are expanding enough to compensate for any shortfall we might experience there.

   If you detect a sense of optimism from this letter, you are correct. We feel very positive about Varlen's future and its ability to continue outperforming its markets.

   In closing, we would like to address a few personal issues. Rudolph Grua, a director since 1993, reached retirement age and will not stand for re-election to the board at the May Annual Meeting. Rudy has been an outstanding director. We will miss the sage counsel based upon his vast experience as the CEO of an international manufacturing company, as well as his common sense. He is the epitome of what an independent director should be.

   To our new employees who joined us from Boston Advanced Technologies, Ringfeder, and HZP: Welcome to the Varlen Family! We think you'll enjoy being part of a strong, dynamic and growing company.

   To our fellow Varlen employees who contributed to making 1997 a record year:
Thank you, thank you! You did great!

   We also express our appreciation to all of Varlen's stockholders, customers and suppliers for their continued support. We take seriously our commitment to our fellow stockholders. We know we must satisfy our customers every day in an ever more competitive world business environment and realize we could not successfully operate without the help and dedication of our suppliers.

   A record year doesn't just happen, it took all of the above to make 1997 a success.



/s/Richard L. Wellek                    /s/Raymond A. Jean

Richard L. Wellek                       Raymond A. Jean
CHAIRMAN AND                            PRESIDENT AND
CHIEF EXECUTIVE OFFICER                 CHIEF OPERATING OFFICER


March 6, 1998



   "WE ACHIEVED RECORD PERFORMANCE THIS PAST YEAR THROUGH THE DILIGENCE OF OUR
    EMPLOYEES' COMMITMENT TO: INNOVATION, CONTINUOUS IMPROVEMENT, EXPANDED GLOBAL REACH, SUPERIOR QUALITY AND OUTSTANDING SAFETY."

                    [PHOTO]

               Richard A. Nunemaker,
               VICE PRESIDENT, FINANCE, AND
               CHIEF FINANCIAL OFFICER (left)
               and Vicki L. Casmere,
               VICE PRESIDENT,
               GENERAL COUNSEL AND
               SECRETARY


                                                           VARLEN CORPORATION  3

REVIEW OF OPERATIONS


MISSION

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


1997 -- A RECORD YEAR

Varlen had a record year by just about any measure! All business areas contributed to our substantial sales and income increases. The gains resulted from a strong U.S. economy, new product/program introductions, increased market share, expanded international sales, and the benefit of acquisitions. What is particularly satisfying is that Varlen's growth and performance significantly outpaced the expansion seen in its markets:

- The successful integration and full-year impact of the Brenco and Karl Georg acquisitions helped increase our sales to the global railroad industry by 42%. This performance was in stark contrast to the industry. Railcar building got off to a very slow start in North America. Although orders picked up strongly by year end, 1997 deliveries were down 11.5%. Demand in Europe strengthened somewhat after some very anemic spending levels in the mid-1990s.
- North American heavy-duty truck and trailer production were up 12% and 13%, respectively, during 1997. New programs and further penetration fueled Varlen's growth in this market by 30%.

- Light vehicle production increased by 3%. Varlen's sales to the automotive market were up 19%, helped by the introduction of the Means one-way clutch during the third quarter. Strong sales of pickup trucks and sport utility vehicles--where our content per vehicle is the highest--also were a factor.

- Despite a lackluster domestic petroleum analyzer market, Varlen's German operation had its best year ever. Record demand for a rejuvenated, on-line instrument product offering also contributed to the modest petroleum analyzer business improvement over 1996.


BUILDING FOR THE FUTURE


Varlen accelerated its investments for growth, and we challenged ourselves to "raise the bar" in our continuing improvement efforts.

- Approximately $26.7 million was invested to introduce new programs and products, to reduce cost, and improve quality. In 1998, these expenditures will approximately double, as many of the marketing and engineering successes of 1997 will be launched this year.

- Business processes were enhanced to meet or exceed customers' expectations, with eight more of Varlen's 28 manufacturing facilities achieving ISO or QS-9000 certification. Twenty-three plants now have this distinction.

- At two small, underperforming business units, manufacturing capacity was trimmed, processes improved, and overhead costs reduced. These actions, combined with market share gains during the second half, have positioned them for a turnaround in 1998.

4  VARLEN CORPORATION

     During the fourth quarter, Varlen incurred integration costs related to 1997's three "bolt-on" acquisitions: "KG" Ringfeder Bahntechnik GmbH in Germany and Wakomp s.r.o. in the Czech Republic for our rail energy absorption business, and the PetroSpec-Registered Trademark- product line for our petroleum analyzer business. We also continued to invest in StarTrak L.L.C., a railcar monitoring business, and committed to a majority interest at year-end. These strategic investments provide the base for profit growth in the future.

CORE BUSINESSES POSITIONED FOR FURTHER GROWTH

TRANSPORTATION PRODUCTS

THE RAILROAD RENAISSANCE

Following years of downsizing and rationalization, the railroad industry is experiencing a global renaissance. Varlen is well-positioned to participate. In North America, continued traffic growth and the need to substantially raise service levels are expected to support strong railroad spending over the next several years. Freightcar orders during the last quarter of 1997 were the strongest in 18 years, and left the backlog at its highest level since 1979. Varlen's railroad business also should benefit from rising maintenance expenditures. Demand for replacement of our "wear and tear" products (such as rail anchors, hopper car discharge gates, energy absorption devices, and bearings) is expected to rise as longer trains of heavier freightcars make more trips over greater distances in shorter times. Approximately 50% of Varlen's railroad sales are aftermarket related, and we are determined to grow in this segment. We re-invested heavily in manufacturing processes, focused our marketing efforts, and passed improvements on to the customer in our plan to achieve higher market share.

     In North America, new proprietary products directed at increasing our customers' productivity are stimulating sales. For example, new freightcar products--the GEN2000 bearing and the QUIK-DRAW-Registered Trademark- cushioning device--are helping railroads make significant gains in coal train payloads.

     The shift to higher-horsepower, alternating current locomotives, along with rising

                                       [PHOTO]

                                      INNOVATION



Varlen's companies are dedicated to developing new products to better serve customer needs.

The first model of the Means' one-way clutch went into mass production during 1997. This cost-effective, technology-superior, patented product is used in automatic transmissions.

[PHOTO]

Con Met's ability to design and manufacture light weight products for heavy-duty trucks has made it the market leader.


                                                           VARLEN CORPORATION  5

                         REVIEW OF OPERATIONS CONTINUED

[PHOTO]

CONTINUOUS
IMPROVEMENT

     [PHOTO]


Varlen continues to invest in its products and processes.

   At Means' Vassar, Michigan plant and at Con Met's Monroe, North Carolina plant significant improvements in capabilities and productivity have been made with the help of employee involvement programs.


transit car demand worldwide, bode well for Varlen's locomotive component and bearing businesses. Locomotive build schedules now extend well into 1999 at both General Electric Company Transportation Systems and General Motor's Electro-Motive Division. We are making plans to further increase our participation in these growing segments, with particular focus on leveraging our freight product offerings into the transit market, which uses similar product technology.

     In Europe, railroad systems are being privatized, and U.S. style rail freight technology is being embraced to increase competitiveness. With our direct investments in France, Germany, and the Czech Republic, we are uniquely positioned to supply this continent with a full range of energy absorption devices to either European (UIC) or North American (AAR) standards. Varlen's engineering teams are developing innovative products to help European customers make this transition, and adding features to existing products to enhance performance.

     Developing nations are increasing their rail infrastructure spending. This also represents a significant growth opportunity for our railroad group.


STRONG HEAVY-DUTY TRUCK MARKET

Even if 1998 Class 8 heavy-duty truck builds are flat with 1997,--and most analysts are forecasting the market to be up 5-10%--increasing builds of the new models and the higher content we have on them should generate



                                                       [GRAPH]

6  Varlen Corporation
double-digit growth for our truck-related products. Due to added complexity and amenities, new truck models have become heavier--and Varlen's lightweight technology is the right antidote. Our engineers continue to work closely with the manufacturers in designing structural aluminum castings and applying structural plastic interior components. Demand for our proprietary axle hubs also continues to grow, as they are a very cost-effective way to reduce weight and increase payload.

     Varlen has achieved excellent domestic internal growth in this market. Now there is growing interest in international markets for our lightweight solutions. Test programs are underway with two companies, and several European manufacturers are about to begin development projects with us. We are enthusiastic about these offshore growth prospects.


OUTPERFORMING A STABLE AUTO/LIGHT TRUCK MARKET

North American demand for automobiles and light trucks in 1998 is expected to be flat, at best, with 1997. Several factors should enable us to outperform this market. The rising popularity of light trucks plays into our hands--it is the strongest portion of the market for us. The full-year impact of programs for value-added components and welded sub-assemblies launched in 1997 and those targeted for 1998 introduction also will stimulate growth.

     Varlen's greatest vehicle for growth--the Means one-way clutch--expects to double its 1997 sales. This will come from the full-year impact of our first major program for Ford Motor Company automatic transmissions, and a second expected to start late in the fourth quarter. Our innovative, patented product has great potential because of its superior performance characteristics: increased durability, reliability, an improved "shift feel" quality, and, in most applications, reduced cost. We are working on other applications for North America; and with the worldwide rights acquired in 1997, we are developing marketing plans for Europe and Japan as well.

     We continue to redirect our strategy away from being a "stamper" to a supplier of value-added components for transmissions, steering columns, and welded sub-assemblies. With a passion for process excellence and an innovative engineering team, growth prospects are bright.


EXPANDED GLOBAL REACH

With manufacturing facilities in Germany, France, and the Czech Republic, Varlen is capable of serving customers throughout the world.

                                       [PHOTO]

The management team at Walter Herzog GmbH, Varlen's German-based petroleum analyzer business, led this unit to a record year.

                                       [PHOTO]

Keystone is now the leading manufacturer of European railcar buffers. With a strong engineering team and extensive test capabilities, Keystone is the only company in the world with a complete product line for UIC and AAR energy absorption devices.

                                                          VARLEN CORPORATION  7

      REVIEW OF OPERATIONS CONTINUED

                                       [PHOTO]

SUPERIOR
QUALITY


We are proud of the quality products produced by Varlen's skilled employees.

At Prime Manufacturing in Oak Creek, Wisconsin, employees are undergoing Six Sigma training.

In Little Rock, Arkansas, at Brenco's Quality Bearing Service facility, aftermarket railroad bearings are certified and reconditioned to the highest standards.

                                       [PHOTO]


PETROLEUM ANALYZERS

After a weak first half, orders rebounded somewhat in the third quarter and were robust in the fourth. The key drivers are mixed as we enter 1998. Crude oil prices are down, "Big Oil" is reporting flat to lower earnings, and the "Asian Flu" is dampening demand in that part of the world. The good news is that gasoline and aviation fuel usage are rising briskly in most parts of the globe. Also, the new refineries being built in the Middle East and Far East will further stimulate instrument demand. Most importantly, Varlen's petroleum analyzer business has a stronger organization, resulting from actions taken in 1997 to more effectively attack and serve the market, and a more extensive product offering from accelerated engineering developments and the PetroSpec acquisition. Tightened air quality standards, both here and in Europe, also are expected to drive demand for some of our instruments.

     The PetroSpec-Registered Trademark- technology platform, combined with existing engineering competencies, give Varlen the ability to rapidly develop portable, laboratory and on-line instruments. Several were introduced during 1997, and more are coming in 1998. In addition, the products are being well accepted "downstream" from the refinery by pipeline and terminal operators, and others needing to test for fuel adulteration. These innovative, spectroscopic instruments offer excellent growth potential.


                                        [GRAPHS]


8  Varlen Corporation

OPERATING OBJECTIVES AND STRATEGIES

Staying close to customers, listening to their needs, and relentlessly improving service are hallmarks of Varlen's success. As we listen now, the emphasis on price has never been greater. Accordingly, we are intensifying our efforts on growth and productivity.

-  Growth--to more effectively leverage existing resources and fixed expenses


-  Productivity--including lower raw material prices--to drive down costs

The two are linked, because being the low-cost supplier is the surest way to win more sales. Varlen's growth strategies revolve around new products and programs, globalization and acquisitions. The key elements of our productivity drive are rooted in shared management practices, a focus on processes--thinking horizontally rather than vertically about our organizations--and the implementation of "best practices."

     SAFETY AND QUALITY INITIATIVES, GLOBAL REACH, INNOVATION AND CONTINUOUS IMPROVEMENT are very much a part of Varlen's management lexicon, but they have been adopted by others as well. The difference is that we take them more seriously than most, and our results speak to the vitality of our efforts.

    What often separates successful companies from others is their ability to execute. We may make mistakes along the way, but a bias for action will enable us to continue to outperform our markets. We have sound operating plans and are prepared to execute them.


          [GRAPH]


                                        SAFETY


Varlen is committed to providing a safe workplace for all of its employees.

                                       [PHOTO]

Unit Rail Anchor Company has gone over 40 months without a lost time accident. Unit's safety committee has done an outstanding job of providing the leadership for this noteworthy achievement.


                                                           VARLEN CORPORATION  9


SUMMARY OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1997*        1996*        1995*        1994*        1993*
------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data:
Net sales . . . . . . . . . . . . . . . . . . . . .     $522,254     $409,475     $386,987     $341,521     $291,908
                                                       --------------------------------------------------------------
Earnings before income taxes  . . . . . . . . . . .       45,481       31,831       34,706       25,854       18,723
Income tax expense  . . . . . . . . . . . . . . . .       19,830       13,974       15,097       11,092        7,957
                                                       --------------------------------------------------------------
Net earnings  . . . . . . . . . . . . . . . . . . .     $ 25,651     $ 17,857     $ 19,609     $ 14,762     $ 10,766
                                                       --------------------------------------------------------------
                                                       --------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Gross profit as a percent of sales  . . . . . . . .        24.8%        24.5%        25.0%        23.7%        24.0%
Net earnings as a percent of sales  . . . . . . . .         4.9%         4.4%         5.1%         4.3%         3.7%
---------------------------------------------------------------------------------------------------------------------
Effective tax rate  . . . . . . . . . . . . . . . .        43.6%        43.9%        43.5%        42.9%        42.5%
---------------------------------------------------------------------------------------------------------------------
Per share data:
   Basic  . . . . . . . . . . . . . . . . . . . . .     $   2.41     $   2.06     $   2.21     $   1.68     $   1.23
   Diluted  . . . . . . . . . . . . . . . . . . . .         1.93         1.51         1.62         1.28         1.05
Cash dividends declared . . . . . . . . . . . . . .         0.24         0.24         0.23         0.22         0.22
---------------------------------------------------------------------------------------------------------------------
Weighted average number of shares--basic  . . . . .       10,653        8,677        8,864        8,811        8,740

Weighted average number of shares--diluted  . . . .       13,755       13,617       13,794       13,679       12,055
---------------------------------------------------------------------------------------------------------------------


SUMMARY OF FINANCIAL CONDITION

(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1997*        1996*         1995*       1994*        1993*
---------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
---------------------------------------------------------------------------------------------------------------------
Total assets  . . . . . . . . . . . . . . . . . . .     $419,101     $393,878     $230,874     $220,186     $186,264
Working capital . . . . . . . . . . . . . . . . . .       74,024       69,461       67,044       57,713       49,046
   Ratios:
      Current assets to current liabilities . . . .        2.0/1        2.1/1        2.5/1        2.1/1        2.4/1
      Average inventory turnover  . . . . . . . . .          6.9          6.8          7.2          6.7          6.1
      Average accounts receivable turnover  . . . .          7.9          7.9          8.4          8.2          8.1
---------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment . . . . . . . . .     $124,180     $124,580     $ 69,675     $ 59,636     $ 52,867
Capital expenditures  . . . . . . . . . . . . . . .       18,776       18,193       23,427       14,701       11,240
Depreciation  . . . . . . . . . . . . . . . . . . .       19,136       15,373       11,819       11,885       10,295
---------------------------------------------------------------------------------------------------------------------
Debt:
   Senior debt  . . . . . . . . . . . . . . . . . .     $104,910     $117,626     $  4,485     $  3,855     $  3,820
   Senior debt as a percent of total capitalization        34.5%        39.7%         2.6%         2.5%         2.8%
   Total debt . . . . . . . . . . . . . . . . . . .     $104,910     $186,626     $ 73,485     $ 72,855     $ 72,820
   Total debt as a percent of total capitalization         34.5%        62.9%        42.9%        48.0%        53.4%
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity  . . . . . . . . . . . . . . .     $198,792     $109,986     $ 97,953     $ 79,031     $ 63,644

Stockholders' equity per share  . . . . . . . . . .        14.92        12.73        11.07         8.95         7.23

Return on average stockholders' equity  . . . . . .        17.2%        17.1%        21.4%        20.5%        18.0%
---------------------------------------------------------------------------------------------------------------------


*The per share data and weighted average number of shares outstanding reflect the new presentation of earnings per share, a 3 for 2 stock split effected in the form of a stock dividend in 1997 and 10% stock dividends in both 1996 and 1995.



10  Varlen Corporation

CONSOLIDATED STATEMENTS OF EARNINGS
Varlen Corporation and Subsidiaries


                                                       YEAR ENDED JANUARY 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1998      1997     1996
---------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . . . . .    $522,254  $409,475  $386,987
  Cost of sales . . . . . . . . . . . . . . . . .     392,584   309,027   290,052
                                                     ----------------------------
Gross profit  . . . . . . . . . . . . . . . . . .     129,670   100,448    96,935
  Selling, general and administrative expenses  .      74,887    63,607    57,762
                                                     ----------------------------
Earnings from operations. . . . . . . . . . . . .      54,783    36,841    39,173
  Interest expense  . . . . . . . . . . . . . . .      (9,536)   (9,402)   (5,281)
  Interest income . . . . . . . . . . . . . . . .         234       662       814
  Gain on sale of business  . . . . . . . . . . .          --     3,730        --
                                                     ----------------------------
Earnings before income taxes  . . . . . . . . . .      45,481    31,831    34,706
  Income tax expense  . . . . . . . . . . . . . .      19,830    13,974    15,097
                                                     ----------------------------
Net earnings  . . . . . . . . . . . . . . . . . .    $ 25,651  $ 17,857  $ 19,609
                                                     ----------------------------
                                                     ----------------------------
Basic earnings per share  . . . . . . . . . . . .    $   2.41  $   2.06  $   2.21
                                                     ----------------------------
                                                     ----------------------------
Diluted earnings per share  . . . . . . . . . . .    $   1.93  $   1.51  $   1.62
                                                     ----------------------------
                                                     ----------------------------
Weighted average number of shares--basic  . . . .      10,653     8,677     8,864
                                                     ----------------------------
                                                     ----------------------------
Weighted average number of shares--diluted  . . .      13,755    13,617    13,794
                                                     ----------------------------
                                                     ----------------------------




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                DEFERRED               TOTAL
                                                                   ADDITIONAL                   STOCK                  STOCK-
                                                        COMMON      PAID-IN      RETAINED       COMPEN-    TREASURY   HOLDERS'
(IN THOUSANDS, EXCEPT PER SHARE DATA)                    STOCK      CAPITAL      EARNINGS       SATION      STOCK      EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1995 . . . . . . . . . . . .     $  487     $ 16,516      $62,730        $(702)     $    --   $ 79,031
Issuance of common stock under options  . . . . . .          5          837           --           --           --        842
Amortization of deferred stock compensation . . . .         --           --           --          206           --        206
Cash received on stock subscriptions  . . . . . . .         --           --          388           --           --        388
10% stock dividend  . . . . . . . . . . . . . . . .         49       12,281      (12,330)          --           --         --
Net earnings  . . . . . . . . . . . . . . . . . . .         --           --       19,609           --           --     19,609
Cash dividends ($.23 per share) . . . . . . . . . .         --           --       (2,112)          --           --     (2,112)
Purchase of treasury stock  . . . . . . . . . . . .         --           --           --           --         (965)      (965)
Additional minimum pension liability  . . . . . . .         --           --           69           --           --         69
Currency translation adjustments--unrealized  . . .         --           --          885           --           --        885
                                                        ---------------------------------------------------------------------
Balance at January 31, 1996 . . . . . . . . . . . .        541       29,634       69,239         (496)        (965)    97,953
Issuance of common stock under options  . . . . . .          1          226          (48)          --           88        267
Amortization of deferred stock compensation . . . .         --           --           --          205           --        205
Cash received on stock subscriptions  . . . . . . .         --           --          233           --           --        233
10% stock dividend  . . . . . . . . . . . . . . . .         34        7,613      (11,764)          --        4,117         --
Net earnings  . . . . . . . . . . . . . . . . . . .         --           --       17,857           --           --     17,857
Cash dividends ($.24 per share) . . . . . . . . . .         --           --       (2,084)          --           --     (2,084)
Purchase of treasury stock  . . . . . . . . . . . .         --           --           --           --       (3,240)    (3,240)
Additional minimum pension liability  . . . . . . .         --           --           (6)          --           --         (6)
Currency translation adjustments--unrealized  . . .         --           --       (1,199)          --           --     (1,199)
                                                        ---------------------------------------------------------------------
Balance at January 31, 1997 . . . . . . . . . . . .        576       37,473       72,228         (291)          --    109,986
Issuance of common stock under options  . . . . . .          8        1,190           --           --           --      1,198
Amortization of deferred stock compensation . . . .         --           --           --          197           --        197
Cash received on stock subscriptions  . . . . . . .         --           --          322           --           --        322
Deferred incentive stock purchase plan  . . . . . .         --          291         (238)         (53)          --         --
3 for 2 stock split . . . . . . . . . . . . . . . .        443           --         (443)          --           --         --
Conversion of convertible debentures  . . . . . . .        305       66,859           --           --           --     67,164
Net earnings  . . . . . . . . . . . . . . . . . . .         --           --       25,651           --           --     25,651
Cash dividends ($.24 per share) . . . . . . . . . .         --           --       (2,639)          --           --     (2,639)
Additional minimum pension liability  . . . . . . .         --           --          (70)          --           --        (70)
Currency translation adjustments--unrealized  . . .         --           --       (3,017)          --           --     (3,017)
Balance at January 31, 1998 . . . . . . . . . . . .     $1,332     $105,813      $91,794        $(147)     $    --   $198,792
                                                        ---------------------------------------------------------------------
                                                        ---------------------------------------------------------------------



See accompanying condensed notes to consolidated financial statements.

                                                          VARLEN CORPORATION  11


CONSOLIDATED BALANCE SHEETS
Varlen Corporation and Subsidiaries

                                                             JANUARY 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  1998          1997
------------------------------------------------------------------------------
Assets:
Current assets:
Cash and cash equivalents . . . . . . . . . . . . . .  $   6,206     $   3,133
  Accounts receivable, less allowance for
    doubtful accounts of $1,808 and $1,455  . . . . .     70,972        62,088
  Inventories:
   Raw materials  . . . . . . . . . . . . . . . . . .     22,343        23,795
   Work in process  . . . . . . . . . . . . . . . . .     19,094        17,285
   Finished goods . . . . . . . . . . . . . . . . . .     17,360        12,551
                                                       -----------------------
 . . . . . . . . . . . . . . . . . . . . . . . . . . .     58,797        53,631
                                                       -----------------------
Deferred and refundable income taxes  . . . . . . . .      7,268         8,244

Other current assets  . . . . . . . . . . . . . . . .      6,924         5,357
                                                       -----------------------
Total current assets  . . . . . . . . . . . . . . . .    150,167       132,453
                                                       -----------------------
Property, plant and equipment:

  Land  . . . . . . . . . . . . . . . . . . . . . . .      4,404         5,436

  Buildings . . . . . . . . . . . . . . . . . . . . .     41,564        39,779
  Machinery and equipment . . . . . . . . . . . . . .    170,564       155,224
                                                       -----------------------
 . . . . . . . . . . . . . . . . . . . . . . . . . . .    216,532       200,439
  Less accumulated depreciation . . . . . . . . . . .     92,352        75,859
                                                       -----------------------
                                                         124,180       124,580
                                                       -----------------------

Goodwill and other intangible assets, less accumulated
  amortization of $21,637 and $18,128 . . . . . . . .    140,675       133,419
Investments and other assets  . . . . . . . . . . . .      4,079         3,426
                                                       -----------------------
                                                       -----------------------
 . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 419,101     $ 393,878
                                                       -----------------------
                                                       -----------------------

------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current maturities of long-term debt  . . . . . . .  $     195     $   2,273
  Accounts payable  . . . . . . . . . . . . . . . . .     33,026        26,623
  Accrued expenses  . . . . . . . . . . . . . . . . .     38,763        32,366
  Income taxes payable  . . . . . . . . . . . . . . .      4,159         1,730

Total current liabilities . . . . . . . . . . . . . .     76,143        62,992
Long-term debt:
Convertible subordinated debentures . . . . . . . . .         --        69,000
Other long-term debt  . . . . . . . . . . . . . . . .    104,715       115,353
                                                       -----------------------
Total long-term debt  . . . . . . . . . . . . . . . .    104,715       184,353
                                                       -----------------------
Deferred income taxes . . . . . . . . . . . . . . . .     14,679        16,252
Other liabilities . . . . . . . . . . . . . . . . . .     24,772        20,295
Commitments and contingent liabilities. . . . . . . .         --            --
Stockholders' equity:
  Preferred stock, par value $1.00 per share;
    authorized 500 shares, issuable in series;
    none issued . . . . . . . . . . . . . . . . . . .         --            --
  Common stock, par value $.10 per share;
    authorized 20,000 shares; issued:
    13,322 and 8,637  . . . . . . . . . . . . . . . .      1,332           576
  Additional paid-in capital  . . . . . . . . . . . .    105,813        37,473
  Retained earnings . . . . . . . . . . . . . . . . .     91,794        72,228
  Deferred stock compensation . . . . . . . . . . . .       (147)         (291)
                                                       -----------------------
Total stockholders' equity  . . . . . . . . . . . . .    198,792       109,986
                                                       -----------------------
                                                       $ 419,101     $ 393,878
                                                       -----------------------
                                                       -----------------------


See accompanying condensed notes to consolidated financial statements.

12  VARLEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Varlen Corporation and Subsidiaries


                                                       YEAR ENDED JANUARY 31,
(IN THOUSANDS)                                        1998      1997      1996
-------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings  . . . . . . . . . . . . . . . . . .     $ 25,651  $ 17,857  $ 19,609
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
Depreciation  . . . . . . . . . . . . . . . . . .       19,136    15,373    11,819
  Amortization  . . . . . . . . . . . . . . . . .        5,338     3,725     2,440
  Deferred income taxes . . . . . . . . . . . . .         (792)    1,165       476
  Gain on sale of business  . . . . . . . . . . .           --    (3,730)       --
  Change in assets and liabilities net of
    effects from purchased and sold businesses:
      Accounts receivable, net  . . . . . . . . .      (10,054)    1,572     2,751
      Inventories . . . . . . . . . . . . . . . .       (2,813)      245     1,740
      Refundable income taxes . . . . . . . . . .        2,496    (2,515)        8
      Other current assets  . . . . . . . . . . .       (1,207)      (44)     (522)
      Accounts payable  . . . . . . . . . . . . .        6,675     3,047    (6,061)
      Accrued expenses  . . . . . . . . . . . . .        1,163    (9,623)   (1,079)
      Income taxes payable  . . . . . . . . . . .        2,303     1,954    (1,803)
      Other noncurrent assets . . . . . . . . . .       (3,612)      899     1,878
      Other noncurrent liabilities  . . . . . . .        4,115     1,181       859
                                                      ----------------------------
Total adjustments . . . . . . . . . . . . . . . .       22,748    13,249    12,506
                                                      ----------------------------
    Net cash provided by operating activities . .       48,399    31,106    32,115
                                                      ----------------------------
Cash flows from investing activities:
Fixed asset expenditures  . . . . . . . . . . . .      (18,776)  (18,193)  (23,427)
  Cost of purchased businesses, net of cash
    acquired and other long-term investments  . .      (12,869) (154,926)   (6,253)
  Sale of businesses  . . . . . . . . . . . . . .           --    21,118     8,013
  Sale of marketable securities . . . . . . . . .           --     4,469        --
  Disposals and other changes in property,
    plant and equipment . . . . . . . . . . . . .          777       243       395
                                                      ----------------------------
Net cash used in investing activities . . . . . .      (30,868) (147,289)  (21,272)
                                                      ----------------------------
Cash flows from financing activities:
  Proceeds from debt  . . . . . . . . . . . . . .           63   111,083     1,107
  Payments of debt  . . . . . . . . . . . . . . .      (12,737)   (9,551)      (82)
  Issuance of common stock under option plans . .          705        95       581
  Cash received on stock subscriptions  . . . . .          322       233       388
  Purchase of treasury stock. . . . . . . . . . .           --    (3,240)     (965)
  Cash dividends paid . . . . . . . . . . . . . .       (2,639)   (2,084)   (2,112)
                                                      ----------------------------
    Net cash (used in) provided by financing
      activities  . . . . . . . . . . . . . . . .      (14,286)   96,536    (1,083)
                                                      ----------------------------
Effect of exchange rate changes on cash . . . . .         (172)     (135)       59
                                                      ----------------------------
Net increase (decrease) in cash and cash
  equivalents . . . . . . . . . . . . . . . . . .        3,073   (19,782)    9,819
Cash and cash equivalents at beginning of year  .        3,133    22,915    13,096
                                                      ----------------------------
Cash and cash equivalents at end of year  . . . .     $  6,206  $  3,133  $ 22,915
                                                      ----------------------------
                                                      ----------------------------


See accompanying condensed notes to consolidated financial statements.


                                                          VARLEN CORPORATION  13

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Varlen Corporation and Subsidiaries

(The complete financial statement footnotes can be found in the Company's 1998 Proxy Statement)


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

(d) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 70% and 79% of inventories, at January 31, 1998 and 1997, respectively. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $1,839,000 and $1,501,000 at January 31, 1998 and 1997, respectively.

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

(g) EARNINGS PER SHARE: Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share includes common equivalent shares arising from stock incentive plans using the treasury stock method and the weighted average number of shares that would have been issued upon conversion of the convertible debentures including the effect on net earnings for the reduction in the after-tax interest expense on the converted debentures.

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

(i) NEW ACCOUNTING STANDARDS: The Financial Accounting Standards Board (the "Board") recently issued several Statements of Financial Accounting Standards ("Standards"):

  In February 1997, the Board issued Standard No. 128 ''Earnings Per Share'' which was adopted by the Company as of January 31, 1998. This Standard requires the presentation of earnings per share on a Basic and Diluted basis. All financial information presented in the accompanying financial statements and footnotes reflect the requirements of this new Statement including any needed restatements.

  In June 1997, the Board issued Standards No. 130 ''Reporting Comprehensive Income'' and No. 131 ''Disclosures about Segments of an Enterprise and Related Information''. Standard No. 130 establishes standards for the reporting and display of comprehensive income and its components and is effective for the Company's first quarter of 1998 reporting. Standard No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers and is effective for the Company's 1998 year end reporting. These Standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations or cash flows. The Company is currently assessing the impact of Standard No. 131 on its reportable operating segments and related disclosures.

  In February 1998, the Board issued Standard No. 132 ''Employers' Disclosures about Pensions and Other Postretirement Benefits'' which is effective for the Company's 1998 year end reporting. This Standard revises disclosures about pension and other postretirement benefit plans and will have no impact on the Company's reported financial position, results of operations or cash flows.

(j) DERIVATIVE FINANCIAL INSTRUMENTS: The Company currently uses interest rate swaps to transfer or reduce the risk of interest rate volatility. The amount to be paid or received from interest rate swaps is charged or credited to interest expense over the lives of the interest rate swap agreements.

-------------------------------------------------------------------------------
2. ACQUISITIONS

In October 1997, the Company purchased the railroad divisions of Ringfeder GmbH located in Germany and Hanacke Zelzarny a Perovny, a.s. located in the Czech Republic. These entities are suppliers to the Company's German railcar cushioning device maker Karl Georg Bahntechnik GmbH which was purchased effective in December 1996. In November 1997, the Company purchased the Petrospec-Registered Trademark- product line of portable laboratory and process petroleum analyzers from Boston Advanced Technologies, Inc., for which it had been the exclusive worldwide distributor of these products. These acquisitions were financed with cash on hand and through the Company's existing credit facility.

  In June 1996, the Company, a wholly-owned subsidiary of the Company and Brenco, Incorporated (''Brenco''), a manufacturer and reconditioner of specialized tapered roller bearings for the railroad industry with headquarters in Virginia, entered into an acquisition agreement for the purchase of all of Brenco's outstanding common stock for $16.125 per share. As a result of the tender offer which expired on July 18, 1996, the Company owned approximately 96% of the outstanding common stock of Brenco. On August 23, 1996, the remaining non-tendered shares were canceled and converted into the right to receive $16.125 per share, making Brenco a wholly-owned subsidiary of the Company. The total purchase price for the common stock of Brenco was approximately $165 million in cash and was financed with a $190 million credit facility from the Company's existing bank group plus cash on hand.

  The acquisitions have been accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired amortized over a period of 15 to 40 years. The operating results of the businesses acquired have been included in the accompanying consolidated results of operations from the respective dates of acquisition.

14  Varlen Corporation

3. LONG-TERM DEBT


Long-term debt at year end is comprised of the following
(in thousands):
------------------------------------------------------------------------------
                                                        1997           1996
------------------------------------------------------------------------------
Term loan . . . . . . . . . . . . . . . . . . . .      $100,000       $107,000
Revolving credit facility . . . . . . . . . . . .            --          4,000
6.5% convertible subordinated
  debentures due 2003 . . . . . . . . . . . . . .            --         69,000
Industrial revenue bonds and other debt . . . . .         4,910          6,626
                                                       --------       --------
 . . . . . . . . . . . . . . . . . . . . . . . . .       104,910        186,626
Less current portion  . . . . . . . . . . . . . .          (195)        (2,273)
                                                       --------       --------
Long-term debt  . . . . . . . . . . . . . . . . .      $104,715       $184,353
                                                       --------       --------
                                                       --------       --------

  In July 1996, the Company entered into a $190 million term loan and revolving credit agreement (the ''Agreement'') which replaced its $80 million revolving credit facility. This Agreement was obtained to facilitate the Brenco acquisition as well as future acquisitions. The Agreement is in the form of two facilities. Facility ''A'' is a term-loan of $110 million and facility ''B'' is a revolving credit facility with an $80 million capacity. The term-loan comes due on July 19, 2002 and requires escalating quarterly principal payments which began in October 1996. The revolving credit facility requires no prepayments and comes due on July 19, 2002 with two optional one year extensions. The Agreement provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of debt to cash flow. The highest interest rate under the Agreement was the prime rate with maximum commitment fees of 3/8 of 1% on the unused portion of the line of credit. Pursuant to the Agreement, the Company has entered into four interest rate swap agreements with durations of one to three years. The swap agreements effectively convert $40 million of its term loan from variable interest rate debt to fixed interest rate debt with an average fixed interest rate of 6.6% at January 31, 1998. While the Company is exposed to credit loss on its interest rate swaps in the event of non-performance by the counterparties to such swaps, management believes such non-performance is unlikely to occur given the financial resources of the counterparties. The average interest rate on all of the Company's debt during 1997 was approximately 7.0%.

  The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on leases, investments, dividend payments and the incurrence of additional indebtedness. At January 31, 1998, $32,069,000 was available for dividend distributions under these provisions.

  Industrial revenue bonds, due in 2004, and other notes payable are secured by the property, plant and equipment purchased with the proceeds of such debt. Interest on the bonds is paid at rates ranging from 6.8% to 7.0%.

  In September 1997, the Company completed the call of its 6.5% Convertible Subordinated Debentures Due 2003. Substantially all of the debentures were voluntarily converted into approximately 4,582,000 shares (after restatement for the 1997 3 for 2 stock split) of Common Stock of the Company including conversions occurring just prior to the call for redemption.

  Scheduled repayments of long-term debt in each of the next five years are $10,195,000, $16,152,000, $22,138,000, $26,750,000 and $26,085,000. The term loan repayments due in the next twelve months are classified as long-term on the consolidated balance sheets as the Company has the ability and intent to refinance these repayments under its revolving credit facility.

-------------------------------------------------------------------------------
4. INDUSTRY SEGMENTS



Information relating to the Company's segments is as follows
(in thousands):

                                                    Net        Operating  Identifiable    Capital        Depreciation
                                                   Sales         Profit      Assets     Expenditures     Amortization
---------------------------------------------------------------------------------------------------------------------
1997
Transportation
  products  . . . . . . . . . . . . . . . . .     $484,397      $58,466     $369,055      $18,465          $22,382
Petroleum
  analyzers** . . . . . . . . . . . . . . . .       37,857        4,727       38,944          192            1,339
                                                  ----------------------------------------------------------------
 . . . . . . . . . . . . . . . . . . . . . . .      522,254       63,193      407,999       18,657           23,721
Corporate . . . . . . . . . . . . . . . . . .           --       (8,410)      11,102          119              753
Net interest expense  . . . . . . . . . . . .           --       (9,302)          --           --               --
Total . . . . . . . . . . . . . . . . . . . .     $522,254      $45,481     $419,101      $18,776          $24,474
                                                  ----------------------------------------------------------------
                                                  ----------------------------------------------------------------
1996
Transportation
  products  . . . . . . . . . . . . . . . . .     $363,999      $37,407     $348,417      $17,628          $16,543
Petroleum
  analyzers** . . . . . . . . . . . . . . . .       45,476       9,781*       34,695          431            1,731
                                                  ----------------------------------------------------------------
 . . . . . . . . . . . . . . . . . . . . . . .      409,475       47,188      383,112       18,059           18,274
Corporate . . . . . . . . . . . . . . . . . .           --       (6,617)      10,766          134              824
Net interest expense  . . . . . . . . . . . .           --       (8,740)          --           --               --
Total . . . . . . . . . . . . . . . . . . . .     $409,475      $31,831     $393,878      $18,193          $19,098
                                                  ----------------------------------------------------------------
                                                  ----------------------------------------------------------------
1995
Transportation
  products  . . . . . . . . . . . . . . . . .     $317,122      $36,855     $150,801      $22,428          $10,609
Petroleum
  analyzers** . . . . . . . . . . . . . . . .       69,865        9,035       57,207          904            2,925
 . . . . . . . . . . . . . . . . . . . . . . .      386,987       45,890      208,008       23,332           13,534
Corporate . . . . . . . . . . . . . . . . . .           --       (6,717)      22,866           95              725
Net interest expense  . . . . . . . . . . . .           --       (4,467)          --           --               --
                                                  ----------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . . . .     $386,987      $34,706     $230,874      $23,427          $14,259
                                                  ----------------------------------------------------------------
                                                  ----------------------------------------------------------------


 * INCLUDES A $3.7 MILLION PRE-TAX GAIN ON THE SALE OF A DIVISION.
** THIS BUSINESS SEGMENT WAS FORMERLY KNOWN AS THE ANALYTICAL INSTRUMENTS
   SEGMENT.
------------------------------------------------------------------------------
   Sales to one customer by a company in the transportation products segment aggregated 15% of consolidated net sales in each of 1997, 1996, and 1995. In addition, sales of one product to customers of the transportation products segment aggregated 12%, 12% and 14% of consolidated net sales in 1997, 1996 and 1995, respectively, and sales of two other products to customers of the transportation product segment were 14% of one product and 11% of another product of consolidated net sales in 1997 and 1995, respectively.

   Information relating to the Company by geographic area is as follows (in thousands):

--------------------------------------------------------------------------------
                                               Net          Net     Identifiable
                                              Sales       Earnings     Assets
--------------------------------------------------------------------------------
1997
Domestic Operations . . . . . . . . . .     $469,265      $35,432     $370,727
European Operations . . . . . . . . . .       52,989        1,453       48,374
                                            ----------------------------------
 . . . . . . . . . . . . . . . . . . . .      522,254       36,885      419,101
Corporate and net
  interest expense  . . . . . . . . . .           --      (11,234)          --
                                            ----------------------------------
Total . . . . . . . . . . . . . . . . .     $522,254      $25,651     $419,101
                                            ----------------------------------
                                            ----------------------------------
1996
Domestic Operations . . . . . . . . . .     $381,993     $27,321*     $366,051
European Operations . . . . . . . . . .       27,482          187       27,827
                                            ----------------------------------
 . . . . . . . . . . . . . . . . . . . .      409,475       27,508      393,878
Corporate and net
  interest expense  . . . . . . . . . .           --       (9,651)          --
                                            ----------------------------------
Total . . . . . . . . . . . . . . . . .     $409,475      $17,857     $393,878
                                            ----------------------------------
                                            ----------------------------------
1995
Domestic Operations . . . . . . . . . .     $358,881      $26,179     $198,346
European Operations . . . . . . . . . .       28,106          360       32,528
 . . . . . . . . . . . . . . . . . . . .      386,987       26,539      230,874
Corporate and net
  interest expense  . . . . . . . . . .           --       (6,930)          --
                                            ----------------------------------
Total . . . . . . . . . . . . . . . . .     $386,987      $19,609     $230,874
                                            ----------------------------------
                                            ----------------------------------


* INCLUDES A $2.1 MILLION AFTER-TAX GAIN ON THE SALE OF A DIVISION.

   Export sales from the Company's United States operations were 11%, 10% and 10%, respectively, of consolidated net sales in 1997, 1996 and 1995.

                                                          VARLEN CORPORATION  15

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

------------------------------------------------------------------------------
5. STOCKHOLDERS' EQUITY

On September 29, 1997, the Company's Board of Directors declared a three-for-two stock split in the form of a stock dividend payable on November 18, 1997, to stockholders of record on October 31, 1997. The dividend resulted in the issuance of approximately 4.4 million new shares of Common Stock. All share and per share amounts have been restated to reflect the stock dividend.

   On May 29, 1996, the Company's Board of Directors declared a 10% stock dividend payable on July 15, 1996 to stockholders of record on July 1, 1996. The dividend resulted in the issuance of approx-imately 522,000 new shares of Common Stock and the reissuance of the remaining 262,500 shares of Common Stock held in treasury.

   On January 4, 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of its Common Stock or the equivalent amount of its 6 1 /2 percent convertible subordinated debentures by the Company. As of January 31, 1998, 181,000 shares (before restatement for the stock dividends) of the Company's Common Stock were purchased under this authorization and recorded as treasury shares, at cost.

   On May 22, 1995, the Company's Board of Directors authorized a 10% stock dividend payable on July 10, 1995 to stockholders of record on June 23, 1995. The dividend resulted in the issuance of approximately 805,500 new shares of Common Stock.

------------------------------------------------------------------------------

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


/s/Richard L. Wellek                         /s/Richard A. Nunemaker

RICHARD L. WELLEK                            RICHARD A. NUNEMAKER

Chairman and                                 Vice President, Finance and
Chief Executive Officer                      Chief Financial Officer
March 2, 1998


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
VARLEN CORPORATION, NAPERVILLE, ILLINOIS:

  We have audited the consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. Such consolidated financial statements and our report thereon dated March 2, 1998, expressing an unqualified opinion (which are not included herein) are included in the proxy statement for the 1998 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

   In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of January 31, 1998 and 1997 and the related condensed consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.


/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
March 2, 1998

16  VARLEN CORPORATION

BOARD OF DIRECTORS


RUDOLPH GRUA, age 69 l
*Vice Chairman and Director of
General Binding Corporation

RAYMOND A. JEAN, age 55
*President and Chief Operating Officer
Director of Lindberg Corporation

ERNEST H. LORCH, age 65 n s
Senior Chairman
*Of Counsel to Whitman Breed
Abbott & Morgan, Attorneys
Director of Tyler Corporation

L. WILLIAM MILES, age 64 n
*Vice President for Administration,
Fairfield University, Connecticut

GREG A. ROSENBAUM, age 45 n
*President, Palisades Associates, Inc.
Director of Richey Electronics, Inc.

JOSEPH J. ROSS, age 52 l s
*Chairman, President and Chief
Executive Officer of
Federal Signal Corporation

THEODORE A. RUPPERT, age 67 l
*General Partner, Village Development
Chairman, Chief Executive Officer and
Director of Glaize Development and
Director of Pioneer Bank and Trust

RICHARD L. WELLEK, age 59 s
*Chairman and Chief Executive Officer

*    Principal Occupation
**   Member Audit Committee
+    Member Compensation Committee
++   Member Nominating and Organization Committee



OFFICERS

RICHARD L. WELLEK, age 59
Chairman (1997) and Chief Executive
Officer; President and Chief Executive
Officer (1983); Various Varlen Executive and Operational positions (1968-1983);
B.S. Industrial Management University
of Illinois

RAYMOND A. JEAN, age 55
President (1997) and Chief Operating
Officer; Executive Vice President and
Chief Operating Officer (1993); Group
Vice President (1988-1992); B.S.
Engineering Physics University of Maine;
MBA University of Chicago

GEORGE W. HOFFMAN, age 57
Vice President (1990); President of
Keystone Industries (1984); Executive
Vice President of Operations of Keystone
Industries (1979-1984);
B.S. Chemical Engineering
University of Pittsburgh

RICHARD A. NUNEMAKER, age 49
Vice President, Finance and Chief
Financial Officer (1991); Vice President,
Controller (1987); B.S. Accountancy;
M.A.S. University of Illinois, C.P.A.

VICKI L. CASMERE, age 40
Vice President, General Counsel
and Secretary (1996); Corporate
Counsel of Caremark Inc. (1992-1996),
Vice President (1994);
B.S. Finance University of Illinois;
J.D. The John Marshall Law School




GENERAL INFORMATION

TRANSFER AGENT
Harris Trust & Savings Bank
111 West Monroe Street
Chicago, Illinois 60690

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

SHARES LISTED
Varlen Corporation common stock is traded on the Nasdaq Stock Market under the symbol VRLN.

INFORMATION CONTACT
Richard A. Nunemaker
Vice President, Finance and Chief Financial Officer
55 Shuman Boulevard
P.O. Box 3089
Naperville, Illinois 60566-7089
(630) 420-0400

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10 a.m. (local time) Wednesday, May 27, 1998 at the Radison Hotel Lisle-Naperville, 3000 Warrenville Road, Lisle, Illinois 60532


SAFE HARBOR PROVISION

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

FORM 10-K AND PROXY STATEMENT

Stockholders may obtain a copy of the most recent Form 10-K and Proxy Statement as filed by the Company with the SEC without charge by addressing a written request to Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer, Varlen Corporation at the corporate office.




Design: Hirsch O'Connor Design, Chicago


[LOGO]
Varlen Corporation
55 Shuman Blvd., P.O. Box 3089
Naperville, Illinois 60556-7089
(630)420-0400



                                                            SALES & DISTRIBUTION
          [PHOTO]                                                  MANUFACTURING



VARLEN WORLDWIDE

[LOGO]
BRENCO, INCORPORATED

[LOGO]
CONSOLIDATED METCO, INC.

[LOGO]
MEANS INDUSTRIES, INC.

[LOGO]
UNIT RAIL ANCHOR COMPANY, INC.



KEYSTONE INDUSTRIES, INC. GROUP

[LOGO]
ACIERIES DE PLOERMEL

[LOGO]
EISENBAHNTECHNIK HALBERSTADT

[LOGO]
KARL GEORG BAHNTECHNIK GMBH

[LOGO]
"KG" RINGFEDER BAHNTECHNIK GMBH

[LOGO]
KEYSTONE RAILWAY EQUIPMENT COMPANY

[LOGO]
WAKOMP S.R.O.


VARLEN LOCOMOTIVE GROUP

[LOGO]
CHROME CRANKSHAFT COMPANIES

[LOGO]
PRIME MANUFACTURING CORPORATION


VARLEN INSTRUMENTS INC.
[LOGO] Manufacturers of:

       [LOGO]

       [LOGO]

       [LOGO]

       [LOGO]



Printed on Recycled Paper

VARLEN 10-K PICTURE CAPTIONS

  -- Front Cover -- A picture of a Chevy Blazer automobile, a freight train, an eighteen wheel truck and an oil refinery. In the background is a one-way clutch and a tapered roller bearing.

  -- Inside the Front Cover -- Under the "Railroad" heading is a picture of a draft gear, a rail anchor, a tapered roller bearing, an HVAC unit and a hydraulic railroad cushioning device. On the foldout are two pie graphs, one depicting the 1997 operating profit by segment of the Registrant and the other depicting the 1997 net sales by segment of the Registrant.

  -- Inside the Front Cover -- Under the "Truck/Trailer" heading is an aluminum truck engine component, a truck hub and a truck dashboard.

  -- Inside the Front Cover -- Under the "Automotive" heading is a one-way clutch, a transmission component and a steering component.

  -- Inside the Front Cover -- Under the "Petroleum Analyzers" heading are two petroleum analyzers.

  -- Page No. 1 -- A picture of the Registrant's President and also the Chairman of the Board. Also on the page is a graph of net sales for each year of the five years ending January 31, 1998.

  -- Page No. 2 -- A graph of both Diluted E.P.S. and Earnings Before Interest, Taxes, Depreciation and Amortization, both for each year of the five years ending January 31, 1998.

  -- Page No. 3 -- A picture of the Registrant's Vice President, Finance and Chief Financial Officer and its Vice President, General Counsel and Secretary.

  -- Page No. 5 -- A picture of an employee holding a one way clutch surrounded by two other employees, and a picture of an employee holding a truck hub surrounded by two other employees.

  -- Page No. 6 -- A picture of four employees with one holding a clutch component and a picture of four employees with one holding a truck component. Also on the page is a graph of Net Earnings for each year of the five years ending January 31, 1998.

  -- Page No. 7 -- A picture of the five person management team of the Registrant's Walter Herzog GmbH business and a picture of two employees looking at a railcar shock control device attached to a freight car.

  -- Page No. 8 -- A picture of five employees undergoing Six Sigma training and a picture of two employees with one holding a part of a tapered roller bearing. Also on the page is a graph depicting the Book Value Per Share of the Registrant for each of the five years ending January 31, 1998.

  -- Page No. 9 -- A picture of 5 employees of the Registrant's Unit Rail Anchor Company. Also on the page is a graph depicting Total Debt as a Percentage of Total Capitalization for each in the five years ending January 31, 1998.

  -- Inside Back Cover -- A faint inlay of a drawing of a railcar shock control device.

  -- Outside Back Cover -- A flattened map of the globe depicting the sales and distribution, and manufacturing locations of the Registrant.