Form 10-K405, Exhibit 13
period 1999-01-31
VARLEN CORP
filed 1999-04-21
CIK 103071

     VARLEN CORPORATION     1998 Annual Report

        The
          Paths
              Toward
               Growth
           [Photo] - Front Cover -- On the left-hand side of the cover is a picture of railroad tracks and on the right hand side is a picture of an asphalt road.

1998 FINANCIAL
     HIGHLIGHTS

VARLEN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)

                                                  1998(a)        1997(a)       1996(a)
--------------------------------------------------------------------------------------
FOR THE YEAR
Net Sales ...................................    $ 646,672     $ 522,254     $ 409,475
Operating Profit (b) ........................       88,248        63,193        47,188
Net Earnings ................................       41,242        25,651        17,857
Net Earnings as a Percent of Sales ..........         6.4%          4.9%          4.4%
Earnings Before Interest, Taxes,
   Depreciation and Amortization  ...........    $ 103,964     $  79,257     $  59,669
Cash Flow From Operations ...................       70,716        48,399        31,106
Return on Average Stockholders' Equity ......        18.7%         17.2%         17.1%
Return on Invested Capital ..................        14.2%         10.5%          9.6%
Capital Expenditures ........................    $  38,650     $  18,776     $  18,193
Depreciation and Amortization ...............       25,990        24,474        19,098
--------------------------------------------------------------------------------------
AT YEAR END

Total Employees .............................        3,758         3,177         2,850
Working Capital .............................    $  74,794     $  74,024      $ 69,461
Net Property, Plant and Equipment ...........      144,706       124,180       124,580
Total Debt ..................................       94,903       104,910       186,626
Stockholders' Equity ........................      240,920       198,792       109,986
Total Debt as a Percent of Total Capitalization      28.3%         34.5%         62.9%
--------------------------------------------------------------------------------------
PER SHARE DATA

Basic Earnings Per Share ....................  $      2.45   $      1.93   $      1.65
Diluted Earnings Per Share ..................         2.38          1.54          1.21
Dividends Declared ..........................         0.19          0.19          0.19
Stockholders' Equity ........................        14.18         11.94         10.18
--------------------------------------------------------------------------------------

(a) Throughout this report the years ended January 31, 1999, 1998 and 1997 are referred to as 1998, 1997 and 1996, respectively. The per share data reflect a 5 for 4 stock split effected in the form of a stock dividend in 1998, a 3 for 2 stock split effected in the form of a stock dividend in 1997 and a 10% stock dividend in 1996.

(b) Before corporate and net interest expenses.

1998

SEGMENT
RESULTS

           NET SALES                         OPERATING PROFIT
           by Segment                        by Segment
           [Chart]                           [Chart]

        / / Vehicular Products              / / Vehicular Products
            53.5%                               59.1%

        / / Railroad Products               / / Railroad Products
            40.5%                               36.3%

        / / Petroleum Analyzers             / / Petroleum Analyzers
            6.0%                                4.6%



  [Photo] Inside the Front Cover - On the bottom of the foldout page are two pie graphs, one on the left hand side depicting the 1998 net sales by segment of the Registrant and the one on the right hand side depicting the 1998 operating profit by segment of the Registrant.

Engineered Products that Help Keep the World Moving

   RAILROAD PRODUCTS

  [Photo] Inside the Front Cover -- At the top of the page under the "Railroad Products" heading is a picture of two hydraulic cushioning devices, a rail anchor attached to a section of rail, a tapered roller bearing and an hvac unit.

PRIMARY
MARKETS

Locomotive and railcar
manufacturers, railroads and
railcar maintenance facilities,
lessors, and track maintenance
contractors. Global markets.

PRIMARY
PRODUCTS

RAILCARS

 - Tapered roller bearings
 - Hydraulic cushioning
 - Draft gears
 - Buffers
 - Draw gears
 - Discharge gates

LOCOMOTIVES

 - HVAC systems
 - Draft gears
 - Dynamic braking components
 - Tapered roller bearings
 - Valves
 - Remanufactured crankshafts
   and camshafts

RAILROAD TRACK FASTENER
SYSTEMS

MANUFACTURING
AND
RECONDITIONING
LOCATIONS

Little Rock, AR
Chicago, IL
Lafayette, IN
Montmorenci, IN
Atchison, KS
McPherson, KS
Louisville, KY
Sparks, NV
Camp Hill, PA
Petersburg, VA (2)
Oak Creek, WI
Prostejov, Czech Republic
Ploermel, France
Halberstadt,Germany
Neitersen, Germany


VEHICULAR

  [Photo] Inside the Front Cover -- At the top of the page under the "Vehicular Products" heading is an aluminum truck engine component, a truck hub, a truck dashboard, a one-way clutch, a transmission component and a steering wheel component.

Heavy-duty trucks and over-the-
road trailer manufacturers -
domestic and international.

ALUMINUM PERMANENT
MOLD AND DIE CASTINGS

 - Axle hubs
 - Suspension components
 - Transmission housings
 - Spring brake flanges and
   pistons

STRUCTURAL MOLDED PLASTIC
COMPONENTS

 - Instrument panels
 - Sleeper cab accessories
 - Door sill assemblies

MANUFACTURING
AND
RECONDITIONING
LOCATIONS

Bryson City, NC
Cashiers, NC
Monroe, NC
Clackamas, OR
Portland, OR

ENGINEERED
PRODUCTS
THAT HELP
KEEP THE
WORLD
MOVING


PRODUCTS
[Photo]


PRIMARY MARKETS

Original equipment automotive
manufacturers and tier one
suppliers. Aftermarket transmission
rebuilders. Parts are used on
cars and light trucks. Domestic
and international markets.

PRIMARY
PRODUCTS

Automatic transmission
reaction plates

Means-TM- one-way clutches

Steering column components

Transmission components

Precision stamped metal
components and weldments

MANUFACTURING
AND
RECONDITIONING
LOCATIONS

Melvindale, MI
Saginaw, MI
Vassar, MI

PETROLEUM ANALYZERS

[Photo] Inside the Front Cover -- At the top of the page under the "Petroleum
        Analyzers" heading are two petroleum analyzers.

PRIMARY
MARKETS

Instrumentation to improve yield,
certify products and monitor
regulatory standards. Used by oil
refineries, petrochemical plants,
petroleum transporters, and large
users of distillate products. Global
markets.

PRIMARY
PRODUCTS

Automated laboratory quality
control instruments

On-line process analyzers

Manual and semi-automatic
physical property analyzers

Portable optoelectronic analyzers

Certification samples

Petroleum testing services

MANUFACTURING
AND
RECONDITIONING
LOCATIONS

Bellwood, IL
Marlborough, MA
San Antonio, TX
Lauda, Germany

  [PHOTO] Inside the Front cover -- On the right hand side of the page is a picture of an asphalt road.

TO OUR FELLOW STOCKHOLDERS AND ASSOCIATES

IN 1998 YOUR COMPANY
HAD ANOTHER EXCELLENT YEAR -

A RECORD YEAR:

 -  Net earnings increased to $41.2 million, up 60.8%.
 -  Diluted earnings per share increased 54.5% to a record $2.38.
 -  Sales increased to a record $646.7 million, up 23.8%.
 - International (non-U.S.) sales rose to $137.3 million -- now 21.2% of total revenues.
 - Earnings before interest, taxes, depreciation and amortization (EBITDA) rose to a record $104.0 million.
 - Returns on equity and invested capital reached 18.7% and 14.2%, respectively -- it was the highest level in company history for ROIC.
 - In November, we distributed a 5-for-4 stock split -- the fifth stock dividend in the last six years.

THE PAST THAT SHAPED FUTURE GROWTH

In the early 1990's, we set out to transform Varlen to become a leader in niche transportation markets. And transform it we did! We shed businesses that did not fit the strategy and reinvested the resources in businesses that complemented our existing engineering, manufacturing and marketing expertise. So far in this decade, 22 transactions have been executed -- 10 dispositions and 12 acquisitions -- ranging from small product line add-ons, to the leading domestic railroad bearing business. We built a stable of strong brand names and proprietary products serving global transportation markets.

      While sharpening our strategic focus, we were enhancing our manufacturing and product technologies. We reconfigured factories and adopted cellular production and other lean manufacturing practices. We redesigned processes to improve first pass-yield and passionately pursued process capability. Investments in state-of-the-art production equipment also helped boost productivity.

      On the technology front, we substantially increased our engineering resources -- human as well as software and test equipment. This allowed us to bolster the range of innovative, value-added products and services that increased our content per vehicle.

      Most significantly, we learned to do a better job of satisfying customers, and they are giving us high marks. This is having a positive effect on our "bottom line" report cards -- new orders and long-term supply agreements. Equally important, we are working with customers on many joint projects that should enhance our growth.

      Despite the challenges of this transformation, 1998 capped the best five-year period in Varlen's history (as shown on the next page). We outperformed our strong transportation markets and aggressively funded growth initiatives in those markets. Today, these "growth engines" are a significant source of our competitive advantage, and they have positioned Varlen to continue to grow faster than its end-markets.


  [PHOTO] Page #1 -- On the top, right hand side of the page is a picture of the Registrant's President and Chief Executive Officer and also the Chairman of the Board.

Raymond A. Jean, President
and Chief Executive Officer (left)
and Richard L. Wellek,
Chairman of the Board

DICK WELLEK'S VARLEN TENURE WAS 27 YEARS. FIFTEEN OF THESE YEARS WERE SPENT AS CHIEF EXECUTIVE OFFICER. TO SAY "VARLEN IS WHAT IT IS TODAY BECAUSE OF DICK WELLEK" IS AN UNDERSTATEMENT. HE HAD THE FORESIGHT AND COURAGE TO BEGIN THE TRANSFORMATION THAT CONTINUES TO THIS DAY.

      VARLEN'S DIRECTORS, MANAGEMENT AND EMPLOYEES ARE GRATEFUL TO DICK FOR ALL HE CONTRIBUTED TO THE COMPANY.

WE WISH HIM MANY YEARS OF HAPPINESS, KNOWING THAT IT IS NOT IN HIS NATURE TO RETIRE FROM AN ACTIVE LIFESTYLE. WE ALSO LOOK FORWARD TO HIS CONTINUED COUNSEL AS CHAIRMAN.


                                                           Varlen Corporation 1


STRONG FIVE-YEAR PERFORMANCE

(In thousands, except per
share data and percentages)                  1998           1993        5-YEAR CAGR*
------------------------------------------------------------------------------------
Sales                                      $646,672       $291,908           17.2%
Operating Profit                             88,248         29,834           24.2%
Net Earnings                                 41,242         10,766           30.8%
Diluted Earnings per Share                     2.38            .84           23.2%
EBITDA                                      103,964         37,734           22.5%
Shareholder Return                              219            100           16.9%

*Compound Annual Growth Rate.

GROWTH ENGINES SPUR INTERNAL EXPANSION

We finished 1998 with even greater conviction about our opportunities and the potential of our growth engines in the railroad products, vehicular products and petroleum analyzer segments:

 - For Varlen's railroad business, your company is uniquely positioned in international markets. This is particularly true in Europe, where we expect the rail freight renaissance will be a source of real growth.
    The trends behind European growth include privatization, a lowering of the borders, greater environmental awareness, and adoption of AAR (Association of American Railroads) technology. As the railroads are privatized, this creates an entrepreneurial spirit in the freight business -- and a determination to get a larger share of the intercity freight. With four manufacturing plants and excellent brands acquired in 1997, your company staked out a strong position. We also are aggressively pursuing abundant aftermarket opportunities.

 - Varlen's heavy-duty truck OEM (original equipment manufacturer) customers are driven by two key trends -- the need to reduce the weight of their vehicles and improving driver comfort to help increase retention. Our "lightweight solutions" -- aluminum and plastic components -- respond to these trends and enabled us to double our content per Class 8 truck over the last five years. In the most recent past, our growth has handily outperformed the industry. In 1997, the truck industry was up 12%; we were up 30%. Last year while the industry gained 18%, we grew by 33%. We develop value-added products with high engineering content, and also work diligently with our large OEM customers in their product development process to incorporate "lightweight solutions." New programs in development, with existing and new customers, should increase our content about 10% in 1999.

 - The transformation in the way we serve the automotive market has paralleled Varlen's overall progress. We have moved from being a "stamper" without proprietary products to a value-added manufacturer with many patents and a significant proprietary product: the Means-TM- one-way clutch. This innovative, patented product, used in automatic transmissions, has tremendous potential because of its superior performance characteristics: increased durability, reliability, improved shift feel quality and, in most applications, reduced cost. Customer interest is keen. During the fourth quarter, the production tooling for a third program was released. We now have active development programs with domestic, European and Japanese nameplates under various stages of development and testing. Should a number of these prove successful, the sales potential is well in excess of $100 million annually by 2003.

 - Varlen's petroleum analyzer business continues to benefit from a spectroscopic technology acquired in late 1997. This technology is enabling us to more rapidly develop portable, laboratory, and on-line instruments, and extends our reach into the custody transfer market.

      There is tremendous excitement within Varlen for these growth initiatives, and they are the source for considerable optimism. We have, after all, identified unique positions and offer something distinctive.

2  Varlen Corporation

ACQUISITIONS OFFER OPPORTUNITIES

With our strong balance sheet, we continue to seek out companies that enhance our market strategies and contribute to earnings. We focus on companies that extend our product offerings, process technology, or market penetration so that they can be more easily integrated with existing businesses.

      An excellent example of this is our January 1999 acquisition of Dynamic Corporation, a leading manufacturer of "dynamic braking" components for locomotives. Dynamic complements our existing Varlen business engaged in heat transfer that designs and produces heating, ventilating, and air conditioning systems. We believe that sharing engineering capabilities will add value to both businesses.

OUTLOOK FOR ANOTHER STRONG YEAR

We finished 1998 with a full head of steam, and the momentum continues into 1999. North American railcar, locomotive, and heavy-duty truck backlogs remain robust, demand for our rail components in Europe is strong, and automotive production rates continue at high levels. We should have a record first quarter, and barring any economic shocks, we feel very positive about the full year as well.

      As hard as we drive for growth, we continue to focus on reducing manufacturing costs. This included closing two small manufacturing facilities near the end of 1998. Cost reduction used to be seen as shrinkage -- an annual ritual you use to meet plan. Now we see it as a way to grow -- by keeping Varlen price competitive in our served markets. We continue to "raise the bar" in the pursuit of quality and productivity gains.

VARLEN'S PEOPLE MAKE IT SUCCESSFUL

In 1998, perhaps more than ever before, we counted on talented, passionate people to drive us forward. And drive you did! Day in and day out, with unflagging determination, you turned late raw material deliveries into timely shipments, and unusual problems into innovative solutions. Thank you.

      To the new employees who joined us with Dynamic: Welcome to the Varlen family! We know you'll enjoy being part of a strong and growing company.



  [PHOTO] Page #3--On the top, right hand side of the page is a picture of the Registrant's Vice President, General Counsel and Secretary, Vice President, Business Development and Vice President, Finance and Chief Financial Officer.

Vicki L. Casmere, Vice President, General Counsel and Secretary (left) William J. Rotenberry, Vice President, Business Development and Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer.


      We began the new fiscal year on February 1, 1999 with a change in command. Ray Jean, Varlen's chief operating officer since 1993, succeeded Dick Wellek, who retired after 15 years as chief executive officer. This succession had been carefully planned for over a year to provide a smooth transition and to ensure that Varlen's upward momentum would not be interrupted. We are fully committed to continue to enhance shareholder value by building on Varlen's strengths. Varlen's best years are still ahead of it.

      We deeply appreciate the support of our directors, stockholders, customers, and suppliers. Their commitment has enabled us to reach this point and is critical to our reaching new goals.

/s/ Richard L. Wellek
--------------------
Richard L. Wellek
Chairman

/s/ Raymond A. Jean
--------------------
Raymond A. Jean
President and Chief Executive Officer

March 8, 1999

                                                          Varlen Corporation 3

                             REVIEW OF OPERATIONS

A YEAR OF GROWTH

MISSION

Varlen's primary objective is to increase the long-term value of its stockholders' investment. This will be achieved by building upon our employees' creativity and their commitment to serving customers better and more efficiently than our competitors do in the markets where Varlen chooses to compete.

Varlen will invest resources in selected transportation markets where it has, or can obtain, a leadership position; we will redeploy resources from markets where we cannot. We will continue to enhance our global presence. Varlen's engineered products for the niche markets in which it participates are characterized by differentiable process technology employed in their manufacture and/or superior performance attributes. Our dedication to continuous improvement will be unrelenting.

Boosted by strong operating performance and robust markets, Varlen enjoyed another record year. Both transportation related segments -- Railroad Products and Vehicular Products -- delivered better sales and operating profits. This was the result of new product introductions, closer contact with a larger customer base, and investments in process improvements to enhance production capability and lower costs.

      During the year, we accelerated investments in our operations to ensure we continue to deliver new products with the highest quality at the lowest cost. About $39 million was invested in 1998 -- more than double the amount spent in the prior year. In addition to internal product development, we acquired Dynamic Corporation in January 1999. Dynamic's expertise in designing and manufacturing heat transfer products will help increase our content per locomotive.

OUR STRATEGIES TO INCREASE GROWTH

We have three major growth engines that will drive our organic growth: international railroad opportunities, lightweight solutions for heavy-duty trucks and trailers, and the Means-TM- one-way clutch for automatic transmissions.

      Varlen has the strength and capabilities to capitalize on these growth engines: its market leadership, strong brand recognition, engineering and systems capabilities, competitive cost structure, and strong relations with our customer partners. We also intend to continue to make acquisitions that add to our product line or improve our base of technology.

      Here are the specific strategies we will use to capitalize on each of our growth engines.

  [Graphic] Page #4 -- At the bottom of the page is a graph of Net Sales, Net Earnings and Diluted E.P.S. each for each year of the five years ending January 31, 1999.

4  Varlen Corporation

  [PHOTO] Page #5 -- On the far right side of the page is a picture of two person's examining a wheel hub.

Varlen companies team with customers to promote idea sharing and quick response to their needs.


INCREASED GROWTH THROUGH
PARTNERING WITH CUSTOMERS

      EUROPEAN RAILROAD MARKET Several North American railcar builders now have a presence in Europe. They are finding Varlen an experienced partner, with a manufacturing and support network in this market for nearly five years. This means we can supply shock control equipment with the same focus on speed, quality and low cost those customers appreciate from our U.S. operations.

      Our ties with European rail customers continue to strengthen. Privatization of European rail operations is becoming a reality. As an example, the German federal railroad divided into five distinct operating companies on January 1, 1999, as a significant step toward privatization. This European rail renaissance is creating many opportunities for Varlen to supply a greater range of products and services.

      NORTH AMERICAN RAILROAD MARKET Freight traffic in North America continued to increase in 1998, creating demand for new freight cars and aftermarket applications. While the average freight car is more than 20 years old, the need to replace aging stock is only a part of the call for new railcars. For our railroad customers, productivity enhancements are the more important driver -- because new railcars are more efficient to load and unload, or have higher freight capacity than older units.

      Varlen continues to work closely with its original equipment manufacturer
(OEM) customers to ensure we stay on top of their product development priorities. This includes designing products that enhance productivity, such as heavier axle load bearings and drawbar devices that raise the railcar payload capacity, cushioning devices that minimize freight damage, and car location and health monitoring products.

      VEHICULAR PRODUCTS Varlen provides proprietary products and aluminum casting and plastic component design support for Class 8 truck and trailer builders. We work with them to develop more value-added products as a way to strengthen our partnership. Recently, by working

[Graphic] Page #5 -- At the bottom of the page is a graph of Earnings
          Before Interest, Taxes, Depreciation and Amortization and another one of Book Value Per Share, each for each year of the five years ending January 31, 1999.



                                                         Varlen Corporation 5

                         REVIEW OF OPERATIONS

INCREASED GROWTH THROUGH
NEW PRODUCTS

more closely with a trailer suspension manufacturer, we participated in developing a complete lightweight axle and suspension system for their trailers.

      Several truck OEMs have established manufacturing capabilities in Mexico. To ensure low cost and timely delivery of components, Varlen has launched a project to build a Mexican casting and hub assembly plant to support our customers' operations. We also recently opened a distribution facility in Ontario to better serve two of our customers' operations in Canada.

      While close customer relationships result in incremental sales gains, occasionally the benefits are more dramatic. For example, we have had a long-standing relationship with a truck manufacturer who recently acquired another truck brand. As a result, Varlen has been actively engaged in substituting aluminum components for heavier steel components in the "new" truck line -one that had not carried our products in the past.

      Demand for automobiles and light trucks overall grew slightly in 1998. The rising popularity of light trucks and sport utility vehicles (SUVs) is good for Varlen, as these vehicles have our highest dollar content. We work with automotive manufacturers to develop new transmission and steering components to improve vehicle performance.

      We continue to work very closely with the major automobile manufacturers in designing our patented Means-TM- one-way clutch into automatic transmissions for


        [PHOTO]

Partnering with customers
has enabled Varlen to
increase its content per
truck to record levels.

[Graphic] Page #6 -- At the bottom of the page is a diagram of a truck cab which describes, and also highlights, the location of the Registrant's components. To the left of the diagram in the middle of the page is a picture of an asphalt road.


  1. Grab Handle Brackets
  2. Spring Brake Flanges
  3. Rear Suspension Casting
  4. Drive Axle Hub
  5. Sleeper Cabinetry
  6. Door Panels
  7. Fuel Tank Brackets
  8. Fuel Water Separators
  9. Steer Axle Hubs
 10. Cab Supports
 11. Front Suspension Castings
 12. Name Plates
     Hood Ornaments
 13. Pedal Assemblies
     Transmission Housings
 14. Door Sill Assemblies
 15. Instrument Panels
 16. Visor Mounting Brackets

6  Varlen Corporation

 [PHOTO] Page #7 -- At the top of the page is a picture of a person using a petroleum analysis product.

Varlen's focus on innovation and rapid product development spurs internal growth.

existing and new vehicle platforms in development. Our customers are seeking increased performance at a lower cost, and our one-way clutch technology has strengthened our relations with these customers.

NEW PRODUCTS

Aligning our product development efforts with customer needs and market trends contributed to Varlen's ability to outperform its markets.

      RAILROAD PRODUCTS New railcar products, such as our GEN2000 wheel bearing and QUIK-DRAW-Registered Trademark- drawbar device, were developed to satisfy customer needs for heavier railcar loading and greater train efficiency. For locomotives, we developed new heating, ventilating and air conditioning products that meet more stringent customer demands. Our recently acquired dynamic braking offering compliments the traditional friction brake shoe for locomotives, making a more cost-effective total braking system. These products were developed with a common purpose -- to help railroads increase their operational effectiveness.

      Many of our products are used in demanding applications. These items often are replaced or refurbished several times during the life of an average railcar or locomotive. We continue to develop new aftermarket refurbishment products and services for this less cyclical portion of the market, which represents about 45% of our railroad segment sales.


 [Graphic] Page #7 -- At the bottom of the page is a diagram of a light truck which describes, and also highlights, the location of the Registrant's components.

Varlen has benefited from the increasing popularity of sport utility vehicles and light trucks, which contain the company's highest content per automotive vehicle.

  1. One-way Clutch
  2. Clutch Plates
  3. Separator Plates
  4. Dust Shields
  5. Seat Brackets
  6. Jounce Bumpers
  7. Shift Gates
  8. Lockshoe Blanks
  9. Shift Levers
 10. Steering Column Support
     Brackets
 11. Detent Levers
 12. Water Pump Impellers
 13. Water Pump Backing Plates
 14. Water Outlet Connections
 15. ABSRings/Brackets
 16. Shift Fork Assemblies
 17. Exciter Rings

                                                          Varlen Corporation 7

                              REVIEW OF OPERATIONS

                     INCREASED GROWTH THROUGH ACQUISITIONS


         Varlen also continued to invest in its StarTrak L.L.C. railcar health monitoring system. The purpose of StarTrak is to monitor railcar operating health in near real-time. This system can communicate an individual railcar's status, via satellite, to maintenance supervisors on the Internet. The ability to monitor the status and to track the location of railcars provides railroads with improved scheduling efficiency and equipment monitoring. This should result in a potentially significant boost in productivity.

      VEHICULAR PRODUCTS Over the past five years, Varlen experienced more than 21% compound annual sales growth to the heavy-duty truck market -- all through internal product development. Our engineers work closely with truck manufacturers in North America, and increasingly in Europe. They design lightweight aluminum structural castings to help reduce truck weights, which allow trucks to carry more revenue-generating payload weight.

      Our engineers also work with customers to design plastic interior components to enhance driver comfort. In addition, we developed PreSet-TM-trailer hubs, which are less complicated to assemble and reduce the incidence of defects in the final truck assembly process. Increasingly, many of our lightweight aluminum truck products are considered standard, rather than offered to truck buyers as optional products.

[GRAPHIC] Page #8 -- At the bottom of the page is a diagram of a locomotive which describes, and also highlights, the location of the Registrant's components. To the left of the diagram in the middle of the page is a picture of railroad tracks.

Varlen's growth strategy combines internal growth with that from strategic acquisitions. The Company's most recent of its twelve acquisitions this decade provides dynamic braking components for locomotives.

 1. Recirculating Toilets               12. Under Floor HVAC System
 2. Electric Cab Heaters                13. Sidewall Heaters
 3. Mirrors and Windshield Wings        14. Cab Awnings
 4. Warning Beacons                     15. Bell Ringers and Cartridges
 5. Cab Air Conditioners                16. Thermionic Drain Valves
 6. Refrigerators and Ice Chests        17. Coalescing Filter Elements
 7. Timers                              18. Check Valves
 8. Dynamic Braking Grid                19. Cooling Water Drain Valves
 9. Sanding Equipment                         and Control Panel
10. Sun Visors                          20. Filter Housing
11. Cab Ventilators                     21. Roller Bearings
                                        22. Draft Gear and Yoke


Varlen Corporation 8

 [PHOTO] Page #9--At the top of the page is a picture of a person testing a component of the Registrant's dynamic breaking component.

Varlen utilizes acquisitions to enhance its position in niche markets and to further stimulate growth.


      The Means-TM- one-way clutch is a significant factor in our automotive business growth. It is a patented automatic transmission clutch component with superior performance characteristics: greater durability than existing clutches, a smoother gear shift, and is more cost effective than most other clutches. We are working with automotive manufacturers to develop this clutch for current vehicle platforms, as well as models to be introduced up to and after 2003. By developing the one-way clutch and other proprietary automotive products, such as steering column components and torque converter applications that use the one-way clutch technology, Varlen continues to increase its content of engineered, value-added, products.

ACQUISITIONS

During this decade, Varlen sold 10 operations to help focus on its core businesses, and made 12 acquisitions to expand and grow. This resulted in a more focused company and helped accelerate our growth rate. Over the last five years, Varlen sales had a 17% compound annual growth rate, with acquisitions accounting for about 8%.

      The low amount of leverage on our balance sheet, combined with our history of delivering excellent cash flow ($104 million of earnings before interest, taxes, depreciation, and amortization -- EBITDA -- in 1998), give us a solid financial position to fund continued growth through acquisitions.

[graphic] Page #9 -- At the bottom of the page is a diagram of a rail car which describes, and also highlights, the location of the Registrant's components.

Varlen's sales to the railroad industry increased to its highest level in 1998. The majority of the dollar increase in sales comes from components for rail cars.

  1. Draft Gear
  2. Tapered Roller Bearings
  3. Gravity Discharge Gate


                                                           Varlen Corporation 9

                              REVIEW OF OPERATIONS

                     INCREASED GROWTH THROUGH GLOBALIZATION

RAILROAD PRODUCTS Railroad growth in Europe will be driven by privatization, reduced border controls, longer hauls, and the environmental concerns raised by increased truck traffic. In the U.S., about 39% of all freight is shipped by rail. In contrast, only about 14% of all freight in Europe is shipped by rail. About 32% of Varlen's total rail sales are international, predominately in Europe. We believe the company holds the number one share position in the European freight car shock control market. As European railroad operators focus more on growth and profitability, we believe the substantial freight share gains they realize will spur demand for more efficient equipment.

      Although production ramp-up of critical buffer components at our Czech Republic plant took longer than expected, European sales grew by 42%in 1998 over the prior year. We also gained certification in 1998 of our Camp Hill test facility -- now the only facility in North America approved to certify European railroad equipment. European rail infrastructure and equipment spending rose in 1998 and continues to gain momentum. We are well positioned to take advantage of this market strength.

      VEHICULAR PRODUCTS Varlen has begun the process of developing a new casting and hub assembly plant in Mexico to support customer assembly plants located there. Our engineers continue to work closely with the truck manufacturers -- in North America and increasingly in Europe and Japan -- to design lightweight aluminum structural castings and plastic interior components. Today, we are producing suspension castings for a European truck manufacturer, have shipped aluminum hubs to a Japanese manufacturer for pre-launch testing, and have several other programs in development.

      PETROLEUM ANALYZERS Petroleum analyzer sales were up slightly in 1998, with more than 70% of revenues from international markets. This sales gain was noteworthy in light of the severely depressed oil industry, as well as the number of oil company consolidations that put a hold on capital equipment spending. However, sales of gasoline and aviation fuel continue to grow in most parts of the world, so that refineries -our major customer group -- continue to operate at high levels. With recently introduced in-line, spectroscopic instruments, and a more concerted effort to capture downstream applications on a worldwide basis, we are cautiously optimistic about 1999.

[photo] Page #10 -- On the left-hand side of the page is a picture of two men standing next to some rail cars.

Varlen's increasing worldwide presence moderates cyclicality while enhancing its capabilities to service an increasingly international customer

[photo] Page #10 -- On the bottom of the page is a globe depicting the location of the Registrant's manufacturing and reconditioning locations.

10  Varlen Corporation

OPERATING OBJECTIVES

Staying close to our customers, developing partnering opportunities, and responding with new product solutions are key to Varlen's growth. Becoming a truly global supplier is important as our customers increasingly expand their international operations and seek partners who can support them. Varlen continues to make the investments needed to remain responsive to our customers' changing and growing needs. We measure the achievement of our growth strategies through increased Varlen content per vehicle and the extent to which we outperform the underlying markets we serve.

INCREASE CONTENT PER VEHICLE   We increase our content per railcar and
locomotive through new product introductions, acquisitions to supplement current offerings, and a focus on satisfying the needs of end-users: railroads, private railcar owners and leasing companies. Our strategy for adding heavy-duty truck content continues to be replacing heavy steel components with our lightweight aluminum and plastic components and assemblies. Varlen's automotive market strategy is to provide technologically advanced components to improve vehicle performance at a lower cost.

OUTPERFORM OUR MARKETS Estimated North American freight rail supply aggregate sales grew 9% in 1998, while Varlen's Railroad Products sales increased 26%. Heavy-duty truck production was up 18% during the year; Varlen outperformed and realized a 33% increase in sales. North American light vehicle production was essentially flat in 1998, while Varlen's sales in this area grew 9%.

      By focusing on core businesses where we have a history of success, we can use our competitive advantages and growth engines to continue outperforming our markets. We have great confidence in this approach, and our outlook for the future has never been brighter.

[photo] Page #11 -- On the right hand side of the page is a picture of a man examining a raw material under a microscope.

Technology and process capability are at the core of Varlen's productivity initiatives.


                                                         Varlen Corporation 11


SUMMARY OF OPERATIONS
(In thousands, except per share data and percentages)              1998         1997*        1996*       1995*        1994*
---------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data:
---------------------------------------------------------------------------------------------------------------------------
Net sales .................................................     $646,672     $522,254     $409,475    $386,987     $341,521
                                                                -----------------------------------------------------------
Earnings before income taxes ..............................       71,477       45,481       31,831      34,706       25,854
Income tax expense ........................................       30,235       19,830       13,974      15,097       11,092
                                                                -----------------------------------------------------------
Net earnings ..............................................     $ 41,242     $ 25,651     $ 17,857    $ 19,609     $ 14,762
                                                                ===========================================================
---------------------------------------------------------------------------------------------------------------------------
Gross profit as a percent of sales ........................         26.1%        24.8%        24.5%       25.0%        23.7%
Net earnings as a percent of sales ........................          6.4%         4.9%         4.4%        5.1%         4.3%
---------------------------------------------------------------------------------------------------------------------------
Effective tax rate ........................................         42.3%        43.6%        43.9%       43.5%        42.9%
---------------------------------------------------------------------------------------------------------------------------
Per share data:
    Basic .................................................     $   2.45     $   1.93     $   1.65    $   1.77     $   1.34
    Diluted ...............................................         2.38         1.54         1.21        1.30         1.02
Cash dividends declared ...................................         0.19         0.19         0.19        0.18         0.18
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares--basic ...................      16,858       13,316       10,846      11,080       11,014
Weighted average number of shares--diluted .................      17,300       17,194       17,021      17,243       17,099
---------------------------------------------------------------------------------------------------------------------------

SUMMARY OF FINANCIAL CONDITIONS
(In thousands, except per share data and percentages)              1998         1997*        1996*       1995*        1994*
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
---------------------------------------------------------------------------------------------------------------------------
Total assets ..............................................     $475,524     $419,101     $393,878    $230,874     $220,186

Working capital ...........................................       74,794       74,024       69,461      67,044       57,713
  Ratios:
    Current assets to current liabilities .................        1.7/1        2.0/1        2.1/1       2.5/1        2.1/1
    Average inventory turnover ............................          7.8          6.9          6.8         7.2          6.7
    Average accounts receivable turnover ..................          8.2          7.9          7.9         8.4          8.2
---------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment .........................     $144,706     $124,180     $124,580    $ 69,675     $ 59,636
Capital expenditures ......................................       38,650       18,776       18,193      23,427       14,701
Depreciation ..............................................       20,389       19,136       15,373      11,819       11,885
---------------------------------------------------------------------------------------------------------------------------
Debt:
  Senior debt .............................................    $  94,903     $104,910     $117,626    $  4,485     $  3,855
  Senior debt as a percent of total capitalization ........         28.3%        34.5%        39.7%        2.6%         2.5%
  Total debt ..............................................    $  94,903     $104,910     $186,626    $ 73,485     $ 72,855
  Total debt as a percent of total capitalization .........         28.3%        34.5%        62.9%       42.9%        48.0%
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity ......................................    $ 240,920     $198,792     $109,986    $ 97,953     $ 79,031
Stockholders' equity per share ............................        14.18        11.94        10.18        8.86         7.16
Return on average stockholders' equity ....................         18.7%        17.2%        17.1%       21.4%        20.5%
---------------------------------------------------------------------------------------------------------------------------

*The per share data and weighted average number of shares outstanding reflect a 5 for 4 stock split effected in the form of a stock dividend in 1998, a 3 for 2 stock split effected in the form of a stock dividend in 1997 and 10% stock dividends in both 1996 and 1995.


12  Varlen Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
YEAR ENDED JANUARY 31, 1999 (1998) AS COMPARED TO THE YEAR ENDED
JANUARY 31, 1998 (1997)

OVERVIEW

The Company designs, manufactures and markets products used in the manufacture of transportation equipment (railroad products and vehicular products segments) and petroleum analyzers (petroleum analyzers segment). Previously the Company reported its railroad products and vehicular products segments as a single segment named transportation products. The demand for the Company's products is affected by domestic as well as international economic conditions. The Company's manufacturing operations have a significant fixed cost component. Accordingly, during periods of changing product demand, the profitability of many of the Company's operations may change proportionately more than revenues of such operations.

OPERATIONS

The Company's sales for fiscal 1998 were $646.7 million, up $124.4 million or 23.8% from sales of $522.3 million in 1997. Sales increased in all business segments as a result of increased demand, broader product offerings, and for the railroad products segment, also as a result of acquisitions. The railroad products and vehicular products segments had significant sales increases while the petroleum analyzer segment experienced only a moderate increase in sales.

   Net earnings for the year were $41.2 million, up 60.8% from $25.7 million in 1997. Diluted earnings per share were $2.38 in 1998, up 54.5% from the $1.54 per share in the prior year. Operating profit increased in the railroad products and vehicular products segments following the trend in revenues but was lower in the petroleum analyzer segment.

RAILROAD PRODUCTS

Railroad products revenues increased 25.5% to $261.7 million in 1998, as compared to $208.5 million in 1997. The revenue increase resulted primarily from strong industry demand for railcars and locomotives and to a much lesser degree from European acquisitions completed in late 1997. Additionally, new products contributed to the revenue increase. Operating profit was $32.0 million (12.2% of segment sales) compared to $20.5 million (9.9% of segment sales) during 1997. Operating profit increased proportionally more than sales primarily due to the results of cost reduction efforts and greater facility throughput. Selling prices were down in certain products but flat in others. During the fourth quarter of 1998, pretax charges of $2.3 million were incurred for closing a domestic facility and performing certain environmental remediation activities. This was partially offset by a pretax gain of $1.1 million from a defined benefit pension plan curtailment and settlement. The operating margin for this segment would have been 12.7% excluding the net charge. The effects of foreign currency translation were not significant in this or any other business segment.

VEHICULAR PRODUCTS

Vehicular products revenues increased 25.3% to $345.8 million in 1998 compared to $275.9 million in 1997. Increased revenues resulted from new products, particularly the Means-TM- one-way clutch, new customers, and strong industry demand for over-the-road trucks and trailers. Industry demand for light vehicles was flat in 1998 as a result of a several-week strike by General Motors in the summer of 1998. Demand for the Company's products for use on both light vehicles and heavy-duty vehicles exceeded industry demand. Operating profit in 1998 was $52.2 million (15.1% of segment sales) compared to $37.9 million (13.8% of segment sales) in 1997. Operating profit increased more than revenues as a result of new products, greater facility throughput, and the effects of cost reduction efforts. Selling prices were substantially unchanged but were lower on selected products.

PETROLEUM ANALYZERS

Sales in the petroleum analyzers segment for 1998 increased to $39.2 million compared to $37.9 million in 1997. The increase in revenues in this segment occurred as a result of new products offset partially by geographic sales weaknesses in Asia and South America. Operating profit of $4.0 million (10.3% of segment sales) in 1998 declined from the previous year's $4.7 million (12.5% of segment sales). This resulted from the Company continuing to invest in research, development, and distribution expenses despite lower than anticipated sales volumes.

COST OF SALES

Consolidated gross margin was 26.1% in 1998 compared to 24.8% in 1997. Gross margin increased in all business segments. In the railroad products and vehicular products segments, the increase resulted from improved facility throughput and cost reductions including lower steel costs at most operating locations. In the petroleum analyzer segment, the gross margin increased principally from a shift in product mix as well as improved throughput in one facility.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses in 1998 were $90.8 million (14.0% of sales) compared to $74.9 million (14.3% of sales) in 1997. The increase in 1998 expenditures was primarily due to higher expenses to support significantly increased revenues. As a percent of sales, selling, general and administrative expenses declined in the vehicular products segment to provide operating profit leverage from higher sales. At the railroad products segment, selling, general and administrative expenses increased as a percent of sales. However, excluding the net facility and pension adjustments discussed above, selling, general and administrative expenses declined as a percent of 1998 sales in this segment. In the petroleum analyzer segment, selling, general, and administrative expenses

                                                          Varlen Corporation 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

increased as a result of higher research, development, and selling expenses.

INTEREST EXPENSE AND INCOME TAXES

Gross interest expense for 1998 was $7.3 million compared to $9.5 million for the prior year's period. This resulted from a combination of lower outstanding average debt and lower average rates in 1998 compared to 1997. Interest income increased in 1998 due to higher temporary investments as the Company generated cash in excess of its needs during most of the year.

   Income taxes were provided at an effective rate of 42.3% in 1998 and 43.6% in 1997. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations, and state income taxes.

FOURTH QUARTER

Sales for the fourth quarter of 1998 were $165.1 million, up from the $137.0 million reported in 1997. Sales were up substantially in the railroad products and vehicular products segments reflecting similar strengths as discussed for the full year. In the petroleum analyzers segment, sales decreased reflecting decreased customer demand late in the year when the segment traditionally experiences seasonally stronger sales.

   Net earnings were $9.6 million or $.56 per diluted share in 1998's fourth quarter compared to $7.5 million or $.43 per diluted share in the year-ago period. Operating profit and the related operating margin percentage were up significantly in the vehicular products segment reflecting improvements similar to those described for the full year. For the railroad products segment, operating profit was flat in 1998 compared to 1997 as a result of the net facility and pension adjustments previously discussed. Excluding these items, operating profit increased and the related operating margin percentage was flat year-to-year in this segment. In the petroleum analyzers segment, operating profit declined reflecting lower sales; however, the operating margin percentage improved versus 1997. The effective income tax rate in the fourth quarter of 1998 was 41.6% compared to 42.6% in the 1997 quarter.

CAPITAL RESOURCES AND LIQUIDITY

During the three-year period ended January 31, 1999, the Company generated $242.9 million of cash flow defined as earnings before interest, taxes, depreciation and amortization ("EBITDA"). As of January 31, 1999, the Company's working capital was $74.8 million, its total assets were $475.5 million, its total debt was $94.9 million and stockholders' equity was $240.9 million. EBITDA was 16.0 times the net interest expense for the year.

   Investing activities during the three-year period ended January 31, 1999, included capital expenditures of $75.6 million. These capital expenditures were primarily for machinery and equipment to support new products and to improve productivity and efficiency. At January 31, 1999, the Company had $13.3 million of commitments to purchase machinery and equipment.

   To support its investing activities, the Company has a term loan and revolving credit agreement which was entered into in 1996 and expires on July 19, 2002. The term loan portion of this facility ($90 million) was used to finance a large acquisition in 1996. The $80 million revolving credit facility will be used by the Company as the principal source of acquisition funding. At January 31, 1999, the Company had no borrowings outstanding under this portion of the facility. The percentage of debt to total capitalization at January 31, 1999, was 28.3% down from 34.5% at January 31, 1998. Cash and short-term investments were $11.6 million at the end of fiscal 1998 compared to $6.2 million at the end of fiscal 1997. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs, capital expenditures and scheduled debt repayments.

YEAR 2000

GENERAL: The Year 2000 problem concerns the inability of information systems or embedded computer chips to properly recognize and process date-sensitive information beginning January 1, 2000. The Company's top management recognizes the importance of the Year 2000 issue and has given it a high priority. Since the Company operates its businesses in a decentralized manner, each business unit has been required to develop a Year 2000 plan to become fully compliant. The Company's approach to conduct its Year 2000 project includes the key steps of planning, assessment, remediation, implementation, testing, and contingency planning. In addition, the Company has utilized its internal audit resources to monitor the progress of the Year 2000 project. Overall, the Company believes that the project is proceeding on schedule and that all appropriate actions have or will be taken to maintain business continuity.

   READINESS: The Company's Year 2000 project has focused on eight risk areas as noted in the table below:

------------------------------------------------------------------------------------------
       RISK AREAS                 TECHNOLOGIES/SYSTEMS
------------------------------------------------------------------------------------------
Business Computer Systems         Financial, human resource, purchasing, engineering,
                                  manufacturing, sales and marketing systems
------------------------------------------------------------------------------------------
Manufacturing, Warehousing,       Manufacturing execution systems, shop floor controls
Servicing Equipment               (PLC's, CNC/NC, robots, assembly line systems, cell
                                  controllers)
------------------------------------------------------------------------------------------
Technical Infrastructure          Workstations, mainframes, servers, operating systems,
                                  voice, data, video (local & long distance, WAN's, LAN's)
------------------------------------------------------------------------------------------
End-User Computing                Personal computers
------------------------------------------------------------------------------------------
Customers, Agents, Suppliers,     Systems which interface to other customers including the
Service Providers                 after-market buyers and other OEM's; EDI interfaces
------------------------------------------------------------------------------------------
Environmental Operations          Fire, security, electrical power control, emission and
                                  waste controls, automatic lighting
------------------------------------------------------------------------------------------
Dedicated R&D Test Facilities     CAD/CAE/CAM systems, third party analytical systems for
                                  engineering; research and development technologies,
                                  product testing
------------------------------------------------------------------------------------------
The Organization's Products       Computer hardware and software utilized in the
                                  organization's products
------------------------------------------------------------------------------------------


14  Varlen Corporation

   Within these risk areas, the Company's business units are currently at varying stages of readiness and are primarily working through the remediation, implementation and testing stages. Business systems are being updated through a combination of approaches including modification, version upgrading, and replacement. Other equipment with embedded chips or processors is being evaluated with the assistance of the equipment manufacturers. Those systems and processes considered most critical to maintaining business continuity are being given priority. The Company believes that its Year 2000 project is currently about 85% complete with each business unit at 60% or greater. The business units will be completing their respective projects at various dates with the latest slated for completion by October 1999.

   Another component of the Year 2000 project is the readiness of key third parties that conduct business with the Company. Efforts have been taken to reasonably assess their readiness through questionnaires, interviews and other means. The Company believes that it has completed 85% of this third party assessment and evaluation process.

   COSTS: It is currently estimated that the total cost of the Company's Year 2000 compliance project will approximate $2,000,000 (cumulative over several years) and will be funded with cash flows from operations. Of this amount, the Company expects to spend approximately $870,000 from January 31, 1999 through the end of the project. Both of these cost amounts include certain hardware and software costs associated with the replacement of systems that will be capitalized. In total, these costs are not expected to be substantially different from the normal costs typically incurred for system development, enhancement and implementation. While some external assistance has been utilized throughout this project, the work has primarily been performed using internal resources.

   RISK ASSESSMENT/CONTINGENCY PLANNING: At this time, the Company believes its most reasonably likely worst case scenario would include (i) a key material vendor or service provider could experience problems with delivery of materials, components, or services; and (ii) the failure of infrastructure services provided by government agencies and other third parties (e.g. electricity, phone, transportation, Internet services, etc.). As noted above, the Company is evaluating the Year 2000 compliance status of its key third party vendors to identify potential risks for contingency planning purposes. As of this date, the Company's contingency planning has been limited since the focus has been on the remediation, implementation, and testing phases. The Company anticipates that appropriate contingency plans will be prepared throughout 1999 as determined to be necessary.

   The estimates and conclusions of this Year 2000 discussion contain forward-looking statements and are based on management's best estimates of future events. Risks to completing the project include the ability to discover and correct Year 2000 problems, the continued availability of certain internal and external resources, and the ability of suppliers and customers to bring their systems into compliance. These and other unforeseen factors could have a material adverse effect on results of operations or the Company's financial condition.

MARKET RISK

The Company's primary market risks are associated with changes in foreign currency exchange rates and interest rates. The Company is also exposed to changes in the prices of commodities used in its manufacturing operations, however, commodity price risk is not material. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves. It also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic environments.

   Interest rate market risk arises from the Company's $90.0 million of floating rate term loan debt, of which $20.0 million is currently hedged to provide fixed rates. Assuming a hypothetical 10% increase in interest rates as of January 31, 1999, the estimated reduction in future net earnings would not be material. The Company monitors interest rate trends and may utilize derivative instruments such as interest rate swaps to mitigate this risk. The Company does not utilize derivatives for speculative purposes.

OTHER MATTERS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which revises standards on accounting for derivative instruments and hedging transactions. This standard is effective beginning in the Company's 2000 fiscal year. The impact of the adoption of SFAS No. 133 has not been fully determined.

   At the beginning of fiscal 1998, the Company adopted the Financial Accounting Standards Board Standard No. 130, "Reporting Comprehensive Income." This Standard expands current disclosures and had no impact on the Company's reported financial position, results of operations, or cash flows.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information," which promulgated standards for identifying operating segments and aggregating them into reportable business segments. In response to this pronouncement, the Company has disclosed information for three business segments: railroad products, vehicular products, and petroleum analyzers.

YEAR ENDED JANUARY 31, 1998 (1997) AS COMPARED TO THE YEAR ENDED
JANUARY 31, 1997 (1996)

The Company's sales for fiscal 1997 were $522.3 million, up $112.8 million or 27.5% from sales of $409.5 million in 1996. Sales increased in the vehicular products segment

                                                          Varlen Corporation 15

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

due to increased demand and broader product offerings and increased in the railroad products segment primarily due to acquisitions. Sales in the petroleum analyzer segment declined primarily as a result of the disposition of a non-core business in mid 1996.

   Net earnings for the year were $25.7 million up 43.6% from $17.9 million in 1996. Diluted earnings per share were $1.54 in 1997 up 27.3% from the $1.21 per share in the prior year. Earnings per share increased by a lower percentage than net earnings as a result of higher non-convertible debt interest in 1997. Operating profit increased in both the vehicular products and railroad products segments but was lower in the petroleum analyzer segment following the trend in revenues.

   Vehicular products revenues increased 26.8% to $275.9 million as compared to $217.6 million in 1996. Sales of heavy-duty truck and trailer products increased as a result of increased industry demand as well as increased company product content per truck produced by the industry. The increased content resulted from sales of added products to existing as well as new customers. Sales of automotive components increased as a result of higher customer demand for light truck components as well as introduction in mid year of a new product, the one-way clutch, used in automotive transmissions. During the second half of 1997, both end markets served by this segment had particularly strong demand for the Company's products. Operating profit in 1997 was $37.9 million (13.7% of segment sales) compared to $27.3 million (12.5% of segment sales) during 1996. Following the trend in sales, operating profit increased in both end markets. Operating profit on heavy-duty truck and trailer products increased more rapidly than sales as a result of leverage on the fixed cost component in this area and cost reductions. Automotive components operating profit increased during the year but at a slower rate than revenues as development costs for prospective models of the one-way clutch product were expensed without the benefit of related revenues.

   Railroad products revenues increased 42.4% to $208.5 million as compared to $146.4 million in 1996. The increase resulted from acquisitions, while revenues at existing businesses were flat. During 1997, the Company benefited from a large domestic acquisition made in mid 1996 which contributed an entire year's revenue in 1997 as well as several smaller international acquisitions. The railroad industry had particularly strong demand for the Company's products during the second half of 1997. Operating profit in 1997 was $20.5 million (9.9% of segment sales) compared with $10.1 million (6.9% of segment sales) in 1996. Operating profit followed the trend of sales with acquisitions accounting for the entire earnings increase. The effects of foreign currency exchange rates were not material.

   Sales in the petroleum analyzers segment for 1997 decreased to $37.9 million compared to $45.5 million in 1996. The decrease in revenues in this segment occurred as a result of the sale of a non-strategic business in July 1996 which accounted for $8.6 million of the decrease. The petroleum analyzer business had slightly higher revenues for the full year despite weaker sales in the first half of the year and an 8% negative impact as a result of foreign currency exchange rates. In the fourth quarter of 1997, sales of petroleum analyzers exceeded the prior year quarter as a result of higher customer demand. Operating profit for the petroleum analyzers segment decreased to $4.7 million (12.5% of segment sales) from $9.8 million (21.5% of segment sales) in the prior year's period. Operating profit declined in 1997 as a result of the $3.7 million pre-tax gain on the sale of a non-strategic business in July 1996 and $1.2 million of operating profit from this business prior to sale. Operating profit of the remaining petroleum analyzer business was slightly lower in 1997 than the prior year as a result of $.5 million of negative effects of foreign currency translation adjustments.

   Consolidated gross margin was 24.8% in 1997 compared to 24.5% in 1996. Gross margin increased in all three business segments. The increase in the vehicular products segment resulted from improved throughput in the second half of the year and cost reductions, including selected reductions in raw material costs. The increase in the railroad products segment resulted from the integration of prior year acquisitions and cost reductions. Selling prices in these segments were flat to slightly down. In the petroleum analyzers segment, the gross margin improvement resulted from the sale of a non-core business in 1996. The gross margin of remaining products was unchanged.

   Selling, general and administrative expenses in 1997 were $74.9 million (14.3% of sales) compared to $63.6 million (15.5% of sales) in 1996. The increase in 1997 expenditures was the result of acquisitions as well as higher expenses to support significantly increased revenues. As a percent of sales, selling, general and administrative expenses declined in the railroad products segments to provide operating profit leverage from higher sales but were up slightly in the vehicular products segment as a result of increased development costs for the one-way clutch product. At the petroleum analyzers segment, selling, general and administrative expenses increased as a percent of sales primarily due to the sale in 1996 of a non-core business.

   Gross interest expense for 1997 was $9.5 million compared to $9.4 million for the prior year's period. Interest on non-convertible senior debt increased in 1997 as higher senior debt was outstanding during 1997 than in 1996 due to a significant acquisition in mid-1996. Interest on convertible subordinated debt declined in 1997 due to conversion of this debt to equity during the third quarter of 1997. Interest rates were unchanged year to year on average. Interest income declined in 1997 due to lower temporary investments.

   Income taxes were provided at an effective rate of 43.6% in 1997 and 43.9% in 1996. The higher than statutory federal rate reflects non-deductible goodwill amortization, higher taxes on foreign operations, and state income taxes as well as the effects of a disposition in 1996.

16  Varlen Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

Varlen Corporation and Subsidiaries

                                                                                              YEAR ENDED JANUARY 31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                   1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Net sales .......................................................................      $646,672       $522,254       $409,475
   Cost of sales ................................................................       477,935        392,584        309,027
                                                                                       --------------------------------------
Gross profit ....................................................................       168,737        129,670        100,448
  Selling, general and administrative expenses ..................................        90,763         74,887         63,607
                                                                                       --------------------------------------
Earnings from operations.........................................................        77,974         54,783         36,841
  Interest expense ..............................................................        (7,309)        (9,536)        (9,402)
  Interest income ...............................................................           812            234            662
  Gain on sale of business ......................................................            --             --          3,730
                                                                                       --------------------------------------
Earnings before income taxes ....................................................        71,477         45,481         31,831
  Income tax expense ............................................................        30,235         19,830         13,974
                                                                                       --------------------------------------
Net earnings ....................................................................      $ 41,242      $  25,651      $  17,857
                                                                                       --------------------------------------
                                                                                       --------------------------------------
Basic earnings per share ........................................................      $   2.45      $    1.93      $    1.65
                                                                                       --------------------------------------
                                                                                       --------------------------------------
Diluted earnings per share ......................................................      $   2.38      $    1.54      $    1.21
                                                                                       --------------------------------------
                                                                                       --------------------------------------
Weighted average number of shares--basic .........................................       16,858         13,316         10,846
                                                                                       --------------------------------------
                                                                                       --------------------------------------
Weighted average number of shares--diluted .......................................       17,300         17,194         17,021
                                                                                       --------------------------------------
                                                                                       --------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         Other               Total
                                                                 Additional            non-owner             stock-   Compre-
                                                         Common    paid-in   Retained   changes   Treasury  holders'  hensive
(IN THOUSANDS, EXCEPT PER SHARE DATA)                     stock    capital   earnings  in equity   stock    equity    income
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 1, 1996 ..........................  $   541   $  29,634   $ 67,306   $1,437  $ (965)   $ 97,953
Issuance of common stock under options ...............        1         226        (48)      --      88         267
Amortization of deferred stock compensation ..........       --          --        205       --      --         205
Cash received on stock subscriptions .................       --          --        233       --      --         233
Stock dividend .......................................       34       7,613    (11,764)      --   4,117          --
Cash dividends ($.19 per share) ......................       --          --     (2,084)      --      --      (2,084)
Purchase of treasury stock ...........................       --          --         --       --  (3,240)     (3,240)
Net earnings .........................................       --          --     17,857       --      --      17,857   $17,857
Currency translation adjustments--unrealized ..........      --          --         --   (1,199)     --      (1,199)   (1,199)
Additional minimum pension liability .................       --          --         --       (6)     --          (6)       (6)
                                                        -----------------------------------------------------------   -------
BALANCE AT JANUARY 31, 1997 ..........................      576      37,473     71,705      232      --     109,986   $16,652
Issuance of common stock under options ...............        8       1,190         --       --      --       1,198   -------
                                                                                                                      -------
Amortization of deferred stock compensation ..........       --          --        197       --      --         197
Cash received on stock subscriptions .................       --          --        322       --      --         322
Deferred incentive stock purchase plan ...............       --         291       (291)      --      --          --
3 for 2 stock split ..................................      443          --       (443)      --      --          --
Conversion of convertible debentures .................      305      66,859         --       --      --      67,164
Cash dividends ($.19 per share) ......................       --          --     (2,639)      --      --      (2,639)
Net earnings .........................................       --          --     25,651       --      --      25,651   $25,651
Currency translation adjustments--unrealized ..........      --          --         --   (3,017)     --      (3,017)   (3,017)
Additional minimum pension liability .................       --          --         --      (70)     --         (70)      (70)
                                                        -----------------------------------------------------------   -------
BALANCE AT JANUARY 31, 1998 ..........................    1,332     105,813     94,502   (2,855)     --     198,792   $22,564
Issuance of common stock under options ...............       15       2,512         --       --      --       2,527   -------
                                                                                                                      -------
Amortization of deferred stock compensation ..........       --          --        113       --      --         113
Cash received on stock subscriptions .................       --          --        211       --      --         211
Deferred incentive stock purchase plan ...............       13        (641)      (195)      --      --        (823)
5 for 4 stock split ..................................      339          --       (339)      --      --          --
Cash dividends ($.19 per share) ......................       --          --     (3,292)      --      --      (3,292)
Net earnings .........................................       --          --     41,242       --      --      41,242   $41,242
Currency translation adjustments--unrealized ..........      --          --         --    2,028      --       2,028     2,028
Additional minimum pension liability .................       --          --         --      122      --         122       122
                                                        -----------------------------------------------------------   -------
BALANCE AT JANUARY 31, 1999 ..........................  $ 1,699   $ 107,684   $132,242   $ (705) $   --    $240,920   $43,392
                                                        -----------------------------------------------------------   -------
                                                        -----------------------------------------------------------   -------

See accompanying notes to consolidated financial statements.

                                                          Varlen Corporation 17

CONSOLIDATED BALANCE SHEETS

Varlen Corporation and Subsidiaries

                                                                                                             JANUARY 31,

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                                 1999         1998
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
  Cash and cash equivalents ......................................................................   $   11,618     $   6,206
  Accounts receivable, less allowance for doubtful accounts of $1,946 and $1,808  ................       87,974        70,972
  Inventories:
     Raw materials ...............................................................................       21,665        22,343
     Work in process .............................................................................       24,444        19,094
     Finished goods ..............................................................................       14,516        17,360
                                                                                                      ---------      --------
                                                                                                         60,625        58,797
                                                                                                      ---------      --------
  Deferred and refundable income taxes  ..........................................................        8,884         7,268
  Other current assets ...........................................................................        9,302         6,924
                                                                                                      ---------      --------
Total current assets .............................................................................      178,403       150,167
                                                                                                      ---------      --------
Property, plant and equipment:
  Land ...........................................................................................        4,521         4,404
  Buildings ......................................................................................       44,711        41,564
  Machinery and equipment ........................................................................      205,991       170,564
                                                                                                      ---------      --------
                                                                                                        255,223       216,532
  Less accumulated depreciation ..................................................................      110,517        92,352
                                                                                                      ---------      --------
                                                                                                        144,706       124,180
                                                                                                      ---------      --------
Goodwill and other intangible assets, less accumulated
  amortization of $27,297 and $21,637 ............................................................      149,338       140,675
Investments and other assets .....................................................................        3,077         4,079
                                                                                                      ---------      --------
                                                                                                       $475,524      $419,101
                                                                                                      ---------      --------
                                                                                                      ---------      --------
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current maturities of long-term debt ...........................................................   $      260     $     195
  Accounts payable ...............................................................................       50,521        33,026
  Accrued expenses ...............................................................................       46,394        38,763
  Income taxes payable ...........................................................................        6,434         4,159
                                                                                                      ---------      --------
Total current liabilities ........................................................................      103,609        76,143
                                                                                                      ---------      --------
Long-term debt ...................................................................................       94,643       104,715
Deferred income taxes ............................................................................       15,153        14,679
Other liabilities.................................................................................       21,199        24,772
Commitments and contingent liabilities ...........................................................           --            --
Stockholders' equity:
  Preferred stock, par value $1.00 per share; authorized
    500 shares, issuable in series; none issued ..................................................           --            --
  Common stock, par value $.10 per share; authorized
    40,000 shares; issued: 16,987 and 16,653 .....................................................        1,699         1,332
  Additional paid-in capital .....................................................................      107,684       105,813
  Retained earnings ..............................................................................      132,242        94,502
  Other non-owner changes in equity ..............................................................         (705)       (2,855)
                                                                                                      ---------      --------
Total stockholders' equity .......................................................................      240,920       198,792
                                                                                                      ---------      --------
                                                                                                       $475,524      $419,101
                                                                                                      ---------      --------
                                                                                                      ---------      --------

See accompanying notes to consolidated financial statements.

18  Varlen Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Varlen Corporation and Subsidiaries

                                                                                               YEAR ENDED JANUARY 31,
(IN THOUSANDS)                                                                          1999            1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings .................................................................      $ 41,242        $ 25,651       $ 17,857
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation .................................................................        20,389          19,136         15,373
  Amortization .................................................................         5,601           5,338          3,725
  Deferred income taxes ........................................................          (989)           (792)         1,165
  Gain on sale of business .....................................................            --              --         (3,730)
  Change in assets and liabilities net of effects from
    purchased and sold businesses:
         Accounts receivable, net ..............................................       (15,157)        (10,054)         1,572
         Inventories ...........................................................          (310)         (2,813)           245
         Refundable income taxes ...............................................            --           2,496         (2,515)
         Other current assets ..................................................        (2,202)         (1,207)           (44)
         Accounts payable ......................................................        16,737           6,675          3,047
         Accrued expenses ......................................................         4,906           1,163         (9,623)
         Income taxes payable ..................................................         2,251           2,303          1,954
         Other noncurrent assets ...............................................         1,872          (3,612)           899
         Other noncurrent liabilities ..........................................        (3,624)          4,115          1,181
                                                                                       --------------------------------------
         Total adjustments .....................................................        29,474          22,748         13,249
                                                                                       --------------------------------------
  Net cash provided by operating activities ....................................        70,716          48,399         31,106
                                                                                       --------------------------------------

Cash flows from investing activities:
  Fixed asset expenditures .....................................................       (38,650)        (18,776)       (18,193)
  Cost of purchased businesses, net of cash acquired and other
     long-term investments .....................................................       (14,024)        (12,869)      (154,926)
  Sale of businesses ...........................................................            --              --         21,118
  (Purchase) sale of investments ...............................................        (1,925)             --          4,469
  Disposals and other changes in property, plant and equipment .................         1,133             777            243
                                                                                       --------------------------------------
    Net cash used in investing activities ......................................       (53,466)        (30,868)      (147,289)
                                                                                       --------------------------------------

Cash flows from financing activities:
  Proceeds from debt ............................................................          102              63        111,083
  Payments of debt ..............................................................      (10,093)        (12,737)        (9,551)
  Issuance of common stock under option plans ...................................        1,026             705             95
  Cash received on stock subscriptions ..........................................          211             322            233
  Purchase of treasury stock.....................................................           --              --         (3,240)
  Cash dividends paid ...........................................................       (3,292)         (2,639)        (2,084)
                                                                                       --------------------------------------
    Net cash (used in) provided by financing activities .........................      (12,046)        (14,286)        96,536
                                                                                       --------------------------------------
Effect of exchange rate changes on cash .........................................          208            (172)          (135)
                                                                                       --------------------------------------
Net increase (decrease) in cash and cash equivalents ...........................         5,412           3,073        (19,782)
Cash and cash equivalents at beginning of year .................................         6,206           3,133         22,915
                                                                                       --------------------------------------
Cash and cash equivalents at end of year .......................................      $ 11,618         $ 6,206       $  3,133
                                                                                       --------------------------------------
                                                                                       --------------------------------------

See accompanying notes to consolidated financial statements.

                                                          Varlen Corporation 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VARLEN CORPORATION AND SUBSIDIARIES

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

(d) INVENTORIES: Inventories are stated at the lower of cost or market. Cost of inventories is determined using the last-in, first-out (Lifo) method for 67% and 70% of inventories, at January 31, 1999 and 1998, respectively. The first-in, first-out (Fifo) method is used for all remaining inventories. If the Fifo method of determining inventory costs had been used for all inventories, inventories would have increased approximately $1,727,000 and $1,839,000 at January 31, 1999 and 1998, respectively.

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

(i) NEW ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("Statement") No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income, depending on the intended use of the derivatives. This statement is effective for the Company's first quarter 2000 reporting. The impact of the adoption of this Statement has not been fully determined.

(j) DERIVATIVE FINANCIAL INSTRUMENTS: The Company currently uses interest rate swaps to transfer or reduce the risk of interest rate volatility. The amount to be paid or received from interest rate swaps is charged or credited to interest expense over the lives of the interest rate swap agreements.

2. OVERVIEW OF THE COMPANY

The Company designs, manufactures and markets products used in the manufacturing of components for locomotives, railcars and track fasteners in its Railroad Products segment, components for automobiles, light and heavy duty trucks in its Vehicular Products segment and petroleum analyzers in its Petroleum Analyzers segment. The individual companies included in each reportable segment were aggregated based on the similarity of the products manufactured, production processes, types of customers, distribution methods and economic factors impacting the companies in each segment. The demand for the Company's products is affected by domestic as well as international economic conditions.

3. ACQUISITIONS

In January 1999, the Company purchased Dynamic Corporation, a privately held, leading manufacturer of dynamic braking components for locomotives. This acquisition was financed with cash on hand.

   In November 1997, the Company purchased the Petrospec-Registered Trademark- product line of portable laboratory and process petroleum analyzers from Boston Advanced Technologies, Inc., for which it had been the exclusive worldwide distributor of these products. In October 1997, the Company purchased the railroad divisions of Ringfeder GmbH located in Germany and Hanacke Zelzarny a Perovny, a.s. located in the Czech Republic. These entities are suppliers to the Company's German railcar cushioning device maker Karl Georg Bahntechnik GmbH which was purchased effective in December 1996. These acquisitions

20  Varlen Corporation
were financed with cash on hand and through the Company's existing credit facility.

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

   These acquisitions have been accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired amortized over a period of 15 to 40 years. The operating results of the businesses acquired have been included in the accompanying consolidated results of operations from the respective dates of acquisition.

4. DISPOSITIONS

On November 8, 1996, the Company sold Brenco's Rail Link, Inc. subsidiary ("Rail Link"), a railroad switching services and short-line railroad operator to Genesee & Wyoming, Inc. The earnings of Rail Link since its acquisition through its date of sale, along with the gain on its sale, are excluded from earnings. The earnings of Rail Link have been recorded as adjustments to the carrying amount of its assets with the gain on its sale treated as an adjustment of the Brenco purchase price allocation.

   On July 30, 1996, the Company sold the laboratory appliance division of its Precision Scientific, Inc. subsidiary, a manufacturer of research laboratory appliances for approximately $12.0 million in cash net of selling costs. This sale resulted in a gain of $3.7 million ($2.1 million after-tax) or $.12 per diluted share. Net sales from this company for 1996 through the date of sale were approximately $8.6 million.

5. SUPPLEMENTARY CASH FLOW INFORMATION

---------------------------------------------------------------------
(IN THOUSANDS)                              1998     1997      1996
---------------------------------------------------------------------
Cash paid during the year for:
  Interest .............................  $ 6,981  $ 9,183  $   9,168
                                          ===========================
  Income taxes (net) ...................  $26,122  $15,032  $  13,409
                                          ===========================
Purchase of businesses:
  Fair value of assets acquired ........  $15,358  $15,350  $ 207,784
  Cash paid, net of cash acquired.......  (14,024) (12,869)  (154,926)
---------------------------------------------------------------------
  Liabilities assumed ..................  $ 1,334  $ 2,481  $  52,858
                                          ===========================
---------------------------------------------------------------------

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of the Company's financial instruments at year end are as follows (in thousands):


---------------------------------------------------------------------
                                         1998              1997
---------------------------------------------------------------------
                                 CARRYING   FAIR   Carrying    Fair
                                  AMOUNT    VALUE   Amount     Value
---------------------------------------------------------------------
Term loan ...................... $90,000  $90,000  $100,000  $100,000
Industrial revenue bonds
  and other debt ...............   4,643    4,788     4,715     4,676
                                 ------------------------------------
Total long-term debt ........... $94,643  $94,788  $104,715  $104,676
                                 ====================================
---------------------------------------------------------------------

   The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and current maturities of long-term debt are reasonable estimates of their fair value. The term loan is borrowed at current market rates and thus reflects its fair value. The fair value of industrial revenue bonds and other debt are estimated using discounted cash flow analysis and market rates for similar financial instruments.

7. LONG-TERM DEBT

Long-term debt at year end is comprised of the following (in thousands):


----------------------------------------------------------------------
                                                     1998      1997
----------------------------------------------------------------------
Term loan ......................................   $90,000   $100,000
Industrial revenue bonds and other debt ........     4,903      4,910
----------------------------------------------------------------------
                                                    94,903    104,910
Less current portion ...........................      (260)      (195)
                                                   ===================
Long-term debt .................................   $94,643   $104,715
                                                   ===================
----------------------------------------------------------------------

   In July 1996, the Company entered into a $190 million term loan and revolving credit agreement (the "Agreement") which replaced its $80 million revolving credit facility. This Agreement was obtained to facilitate the Brenco acquisition as well as future acquisitions. The Agreement is in the form of two facilities. Facility "A" is a term loan of $110 million and facility "B" is a revolving credit facility with an $80 million capacity. The term loan comes due on July 19, 2002 and requires escalating quarterly principal payments which began in October 1996. The revolving credit facility requires no prepayments and comes due on July 19, 2002 with two optional one-year extensions. The Agreement provides for interest at one of three market interest rates selected by the Company plus an applicable margin which is dependent upon the market interest rate chosen and the relationship of debt to cash flow. The highest interest rate under the Agreement was the prime rate with maximum commitment fees of 3/8 of 1% on the unused portion of the line of credit. Pursuant to the Agreement, the Company has two interest rate swap agreements which mature in the fiscal third quarter of 1999. The swap agreements effectively convert $20 million of its term-loan from variable interest rate debt to fixed interest rate debt with an average fixed interest rate of 6.7% at January 31, 1999. While the Company is exposed

                                                          Varlen Corporation 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
VARLEN CORPORATION AND SUBSIDIARIES


to credit loss on its interest rate swaps in the event of non-performance by the counterparties to such swaps, management believes such non-performance is unlikely to occur given the financial resources of the counterparties. The average interest rate on all of the Company's debt during 1998 was approximately 6.8%.

   The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on leases, investments, dividend payments and the incurrence of additional indebtedness. At January 31, 1999, $51,548,000 was available for cash dividends and equity repurchases under these provisions.

   Industrial revenue bonds, due in 2004, and other notes payable are secured by the property, plant and equipment purchased with the proceeds of such debt. Interest on the bonds is paid at rates ranging from 6.8% to 7.0%.

   In September 1997, the Company completed the call of its 6.5% Convertible Subordinated Debentures Due 2003. Substantially all of the debentures were voluntarily converted into approximately 5,728,000 shares of Common Stock of the Company including conversions occurring just prior to the call for redemption.

   Scheduled repayments of long-term debt in each of the next five years are $16,260,000, $22,154,000, $26,148,000, $26,751,000 and $0. The term loan repayments due in the next twelve months are classified as long-term on the consolidated balance sheets as the Company has the ability and intent to refinance these repayments under its revolving credit facility.

8. CONTINGENT LIABILITIES, COMMITMENTS AND OTHER

The Company and its subsidiaries are subject to various claims and involved in litigation arising in the ordinary course of business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Company or its subsidiaries to make expenditures, and in a range of amounts that cannot currently be reasonably estimated. The Company is not aware, however, of any such matters that will have a material adverse effect on the Company's consolidated results of operations or consolidated financial position.

   Certain of the Company's subsidiaries are involved in environmental remediation activities resulting from past operations. It is reasonably possible that the final costs of the activities may require such subsidiaries to make expenditures in excess of established reserves. However, management believes that any resulting adjustments should not materially affect the Company's consolidated results of operations or consolidated financial position.

   The Company and its subsidiaries occupy various manufacturing and office facilities and use certain equipment under operating lease arrangements. Total rent expense under such agreements amounted to approximately $4,047,000 in 1998, $3,051,000 in 1997 and $2,401,000 in 1996. At January 31, 1999, the aggregate minimum future rental commitments under the non-cancelable leases with terms in excess of one year were approximately $8,616,000. Amounts due annually in each of the next five years are $2,370,000, $1,742,000, $1,128,000, $678,000 and
$436,000.

   Accrued expenses at January 31, 1999 and January 31, 1998 include $16,518,000 and $13,184,000, respectively, for certain accrued employee benefits. Research and development costs charged to earnings were $10,938,000 in 1998, $7,970,000 in 1997 and $9,540,000 in 1996.

9. INCOME TAXES

Earnings before income taxes were derived from the following sources (in thousands):

--------------------------------------------------------------------
                                            1998      1997     1996
--------------------------------------------------------------------
Domestic ...............................   $67,398  $42,936  $31,590
Foreign ................................     4,079    2,545      241
                                           -------------------------
  Total ................................   $71,477  $45,481  $31,831
                                           =========================
--------------------------------------------------------------------

Income tax expense consists of the following (in thousands):
--------------------------------------------------------------------
                                             1998     1997     1996
--------------------------------------------------------------------
Current:
  Federal ..............................   $24,956  $16,245  $10,857
  State and local ......................     4,343    2,977    2,095
  Foreign ..............................     1,736    1,568      602
                                           -------------------------
    Total ..............................    31,035   20,790   13,554
Deferred:
  Federal ..............................    (1,423)  (1,232)     463
  State and local ......................       (79)       4     (299)
  Foreign ..............................       702      268      256
                                           -------------------------
    Total ..............................      (800)    (960)     420
                                           -------------------------
Income tax provision ...................   $30,235  $19,830  $13,974
                                           =========================
--------------------------------------------------------------------

Deferred tax assets and liabilities are comprised of the following (in thousands):

                                  JANUARY 31, 1999  January 31, 1998
--------------------------------------------------------------------
                                 ASSET  LIABILITY   Asset  Liability
--------------------------------------------------------------------
Accounts receivable ..........  $  781  $    --    $   751  $    --
Inventories ..................   1,338      676        912      671
Operating losses .............   1,419       --        658       --
Foreign tax credits ..........   1,782       --      1,213       --
State income taxes ...........      --      389         --      271
Fixed assets .................      --   16,420         --   16,572
Pension ......................      --      661        531       --
Vacation pay .................   1,615       --      1,520       --
Workers' compensation ........   1,128       --        816       --
Warranty .....................   3,270       --      3,702       --
Deferred compensation ........   2,688       --      1,933       --
Employee health and welfare ..     304       --        798       --
Intangible assets ............      --    6,500         --    6,688
Retiree health and welfare ...   2,385       --      2,125       --
Domestic facility closure ....     864       --         --       --
Other ........................   3,888      599      4,166      463
                               ------------------------------------
Subtotal .....................  21,462   25,245     19,125   24,665
Valuation allowance ..........  (2,486)      --     (1,871)      --
                               ------------------------------------
Total ........................ $18,976  $25,245    $17,254  $24,665
                               ====================================
-------------------------------------------------------------------

22  Varlen Corporation

   The valuation allowance relates principally to net operating losses of foreign subsidiaries and excess unused foreign tax credits. The use of such losses and credits in reducing future tax liabilities is subject to substantial limitations.

   During 1998, the valuation allowance was increased $569,000 to reflect excess unused foreign tax credits and $46,000 to offset the benefit of current operating losses of a foreign subsidiary.

   Income tax expense differs from the amount of income tax determined by applying the statutory federal rate to pre-tax income because of the following (in thousands):

----------------------------------------------------------------
                                      1998      1997      1996
----------------------------------------------------------------
Income tax provision at
  statutory federal tax rate .....  $25,017   $15,918   $ 11,141
State income taxes
  (net of federal benefit) .......    2,786     2,098      1,146
Foreign operations ...............      963       911        774
Goodwill amortization ............    1,081       996        909
Other ............................      388       (93)         4
                                    ----------------------------
Income tax provision .............  $30,235   $19,830    $13,974
                                    ============================
----------------------------------------------------------------

   At January 31, 1999, the Company had remaining net operating loss carryforwards of $3,500,000 which will not expire, including loss carryforwards subject to the valuation allowance discussed above. These arose principally as a result of the acquisition of foreign operations and will reduce income taxes payable to the extent of future taxable income from those operations. Foreign tax credit carryovers of $1,782,000, subject to the valuation allowance discussed above, expire in 2002 through 2004.

10. COMPUTATION OF EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended January 31, 1999, 1998 and 1997 (in thousands, except per share amounts):

----------------------------------------------------------------
                                      1998      1997     1996
----------------------------------------------------------------
Net earnings--basic ................ $41,242   $25,651   $17,857
Decrease in interest expense,
  net of income taxes, for the
  assumed conversion of the
  convertible debentures ..........      --        900     2,736
                                     ---------------------------
Adjusted net earnings--diluted ..... $41,242   $26,551   $20,593
                                     ===========================
Average shares outstanding--basic ..  16,858    13,316    10,846

Dilutive effect of stock options ..      442       599       449
Conversion of convertible
  debentures ......................       --     3,279     5,726
                                     ---------------------------
Average shares outstanding--diluted   17,300    17,194    17,021
                                     ===========================
Basic earnings per share ..........  $  2.45   $  1.93   $  1.65
                                     ===========================
Diluted earnings per share ........  $  2.38   $  1.54   $  1.21
----------------------------------------------------------------

11. PENSION AND OTHER POSTRETIREMENT PLANS

Effective January 31, 1999, the Company adopted Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The information for 1998, 1997 and 1996 has been presented in conformity with the requirements of Statement No. 132.

   The Company maintains a variety of postretirement plans, including pension plans, covering substantially all employees, and supplemental retirement plans, covering executives. Defined benefit plans cover the majority of union employees and are based on an amount per year of service formula and also certain non-union employees based on an average compensation formula. Substantially all salaried employees are covered by defined contribution plans. The Company makes contributions to the plans in accordance with legal funding regulations and amortizes past service cost over the average remaining service life of active employees.

   Under the Varlen Corporation Profit Sharing and Retirement Savings Plan, employee deferrals of compensation may be made and the Company will match up to 25% of the first 6% deferred by each employee. Additionally, discretionary amounts of not less than 2% of eligible salaries and wages are contributed by the Company. Under the Brenco Supplemental Pension Plan, a defined contribution plan, employee deferrals of compensation may be made of up to 20% of eligible pay with the Company providing additional annual contributions to participant's accounts of 5% of eligible pay.

   Certain of the Company's subsidiaries maintain benefit plans which provide their employees postretirement medical and life insurance benefits. Eligibility for the plans range from employees retiring at age 55 with a minimum of 5 years of service to employees retiring at age 65 with a minimum of 15 years of service.

   The funded status of the Company's plans as of January 31, 1999 and 1998 and a reconciliation with amounts

                                                         Varlen Corporation 23
recognized in the Consolidated Balance Sheets are provided below (in thousands):

----------------------------------------------------------------
                                   DEFINED           OTHER
                                BENEFIT PLANS     BENEFIT PLANS
----------------------------------------------------------------
                                 January 31,       January 31,
                                1999     1998     1999     1998
----------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation,
  Beginning of Year ......... $33,260  $28,935  $5,848   $4,957
Service Cost ................   1,424    1,297     359      281
Interest Cost ...............   2,251    2,089     429      348
Plan Amendments .............     458       73      40       --
Settlement ..................  (4,452)      --      --       --
Curtailments ................  (1,756)      --      --       --
Actuarial (Gain) Loss .......     927    1,759    (117)     323
Benefits Paid ...............  (1,293)    (893)    (44)     (61)
                              ---------------------------------
Projected Benefit Obligation,
  End of Year ............... $30,819  $33,260  $6,515   $5,848
                              ==================================
CHANGE IN PLAN ASSETS
Plan Assets at Fair Value,
  Beginning of Year ......... $28,874  $22,706  $  197   $  227
Actual Return on Plan Assets    1,424    5,354     (17)     (30)
Employer Contributions ......   1,857    1,720      37       31
Settlements .................  (4,415)      --      --       --
Benefits Paid ...............  (1,293)    (906)    (37)     (31)
                              ----------------------------------
Plan Assets at Fair Value,
  End of Year ............... $26,447  $28,874  $  180   $  197
                              ==================================
RECONCILIATION OF ACCRUED
  PENSION COSTS
Funded Status of the Plans .. $(4,372) $(4,386) $(6,335) $(5,651)
Amount Contributed
  After Measurement Date  ...      27        2       --       --
Unrecognized Net (Gain) Loss   (1,858)  (3,346)     547      647
Unrecognized Prior
  Service Cost ..............   1,159      807     (214)    (280)
Minimum Liability Adjustment       --     (249)      --       --
Unrecognized Net Transition
  Obligation ................     332      431       --       --
                              ----------------------------------
Accrued Pension Cost ........ $(4,712) $(6,741) $(6,002) $(5,284)
                              ==================================
AMOUNTS RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS
Prepaid Benefit Cost ........ $ 1,998  $ 1,516  $    --  $    --
Accrued Benefit Liability ...  (6,735)  (8,505)  (6,002)  (5,284)
Intangible Asset ............      25       99       --       --
Accumulated Other
  Comprehensive Income ......      --      149       --       --
                              ----------------------------------
Net Amount Recognized ....... $(4,712) $(6,741) $(6,002) $(5,284)
                              ==================================
----------------------------------------------------------------

   The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $5,955,000, $4,679,000 and $0, respectively, as of January 31, 1999 and $5,458,000, $4,248,000 and $0,
respectively, as of January 31, 1998.

   During 1998, Brenco terminated benefits under its defined benefit plan to a majority of participants and recognized a curtailment gain and settlement loss of $1,756,000 and $606,000, respectively, for the year ended January 31, 1999. The majority of participants have received a lump sum payout as of January 31, 1999.

   Effective January 1, 1999, the benefits under the Brenco Supplemental Pension Plan, a defined contribution plan, were changed to mirror the benefits offered under the Varlen Corporation Profit Sharing and Retirement Savings Plan. On or about May 1, 1999, all assets of the Brenco Supplemental Pension Plan will be transferred into the Varlen Corporation Profit Sharing and Retirement Savings Plan, and the Brenco Supplemental Pension Plan will be terminated.

   Net periodic benefits expense included in the Consolidated Statements of Earnings is composed of the following (in thousands):

----------------------------------------------------------------
                                          DEFINED BENEFIT PLANS
----------------------------------------------------------------
                                          1998    1997    1996
----------------------------------------------------------------
Service Cost ..........................  $1,424  $1,297 $   888
Interest Cost .........................   2,251   2,089   1,273
Expected Return on Plan Assets ........  (2,490) (1,922) (1,626)
Curtailment Gain ......................  (1,756)     --      --
Settlement Loss .......................     606      --      --
Net Amortization Costs and Other ......      67     108     615
                                        ------------------------
Net Defined Benefit Pension Expense ... $   102  $1,572  $1,150
                                        ========================
Net Multi-Employer Defined Benefit
  Pension Expense ..................... $   775  $  623  $  494
                                        =======================
----------------------------------------------------------------

                                           OTHER BENEFIT PLANS
----------------------------------------------------------------
                                           1998    1997    1996
----------------------------------------------------------------
Service Cost ..........................  $  359  $  281  $  227
Interest Cost .........................     429     348     302
Expected Return on Plan Assets ........     (11)    (13)      6
Net Amortization Costs and Other ......     (15)    (25)    (42)
                                         -----------------------
Net Other Benefit Plan Expense ........  $  762  $  591  $  493
                                         =======================
Defined Contribution Plan Expense .....  $4,635  $4,092  $2,873
                                         =======================
----------------------------------------------------------------

The weighted average rate assumptions used in determining expenses and benefit obligations were:


------------------------------------------------------------------
                     DEFINED BENEFIT PLANS  OTHER BENEFIT PLANS
------------------------------------------------------------------
                     1998   1997    1996   1998    1997   1996
------------------------------------------------------------------
Discount Rate .....  7.00%  7.25%   7.50%  7.00%  7.25%   7.75%
Expected Return
  on Plan Assets ..  9.00   9.00    9.00   9.00   9.00    9.00
Rate of Compensation
  Increase ........  5.00   5.00    5.00    NA     NA      NA
------------------------------------------------------------------

   The assumed health care cost trend rate used in measuring the benefit obligations for pre-age 65 employees is 8% in 1999, declining to 5.5% by the year 2003 and thereafter. For post-age 65 employees the health care cost trend rate is level at 5.5% starting in 1999 and thereafter. The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows (in thousands):

------------------------------------------------------------------
                       One-Percentage-Point One-Percentage-Point
                             Increase             Decrease
------------------------------------------------------------------
Effect on total of service
  and interest cost
  components ...........      $  103              $ (82)
Effect on accumulated
  postretirement benefit
  obligation ...........      $1,017              $(801)
------------------------------------------------------------------


24  Varlen Corporation

12. STOCK INCENTIVE PLANS

The Company had four stock option plans in effect during 1998. One of the stock option plans expired on March 31, 1990 as to future grants. Under the four plans, either Incentive Stock Options or Non-qualified Stock Options can be granted, as determined by the Compensation Committee of the Company's Board of Directors (the "Committee"). In addition, the 1998 plan provides for the issuance of stock appreciation rights, restricted stock and performance awards. Non-qualified Stock Options can be granted for terms of up to 10 years and with an option price that is less than the market value of the Company's common stock on the date of grant, but if less than market value, then not less than book value; such option price may not be less than 50% of market value under the 1989 plan and not less than 85% of market value under the 1993 plan. Non-qualified stock options can be granted for terms of up to 10 years and with an option price that is not less than market value under the 1998 plan. Incentive Stock Options can be granted for terms of up to 10 years and with an option price that is not less than the market value of the Company's Common Stock on the date of grant. A summary of the changes in outstanding stock options, including options granted under prior plans is as follows:


----------------------------------------------------------------------------------
                                  1998             1997              1996
----------------------------------------------------------------------------------

                                     WEIGHTED          Weighted          Weighted
                                      AVERAGE           Average           Average
                                     EXERCISE          Exercise          Exercise
                             SHARES    PRICE   Shares   Price    Shares   Price
----------------------------------------------------------------------------------
Options outstanding at
  beginning of year         736,327   $ 8.14   717,198   $7.46   580,275   $6.81
Granted .................   160,656    28.35   144,375   10.62   161,954    9.87
Exercised ...............  (177,126)    5.90  (103,768)   6.67   (15,152)   6.30
Expired or terminated ...   (13,322)   14.28   (21,478)   9.33    (9,879)   8.74
                           --------------------------------------------------------
Options outstanding
  at year end ...........   706,535   $13.21   736,327   $8.14   717,198   $7.46
                           ========================================================
Options exercisable at
  year end ..............   351,441   $ 8.21   381,060   $6.61   371,251   $5.89
                           ========================================================
Options available for
  grant at year end         689,398            211,900           334,798
                           ========            =======           =======
Weighted-average fair
  value of options
  granted during

  the year .........                  $10.31*            $3.91*            $4.55*
                                      =======            ======            ======
----------------------------------------------------------------------------------

* Determined using the Black-Scholes valuation model.

   The Company also has two stock compensation plans which have been in effect since 1993. The Directors Incentive Stock Grant Plan provides for the automatic annual award of $12,000 in shares of Common Stock at par value to each director who is not an employee of the Company or $6,000 in shares of Common Stock if the director takes office after the six month anniversary of the previous annual meeting of the Company. An aggregate of 51,033 shares of Common Stock are available for grant under this plan of which 23,203 have been granted. The Deferred Incentive Stock Purchase Plan provides for an offer to selected officers and other key employees, as determined by the Committee, of rights to purchase Common Stock of the Company at a price determined by the Committee which cannot be less than (1) book value at the grant date for executive officers or (2) the lesser of book value or $3.00 below market price on the date of the grant for other key employees. Quarterly deposits are made by the participant over a five-year period toward the purchase price of the shares, which are issued to the participant upon receipt of the final payment under the plan. An aggregate of 340,313 rights are available for grant under this plan, of which 32,812 are outstanding at $8.63 per right. The weighted average fair value of these rights is $3.72 per right as determined using the Black-Scholes valuation model. There are 51,416 rights available for grant at January 31, 1999.

   The Company has adopted the disclosure-only provisions of Statement No.
123. Compensation expense recognized in income in 1998, 1997 and 1996 for stock-based employee compensation awards under APB 25 totaled approximately $324,000, $405,000 and $393,000, respectively. If the Company had elected to recognize compensation expense for its stock-based compensation plans consistent with the methods prescribed by Statement No. 123, net earnings and net earnings per share would have been changed to the pro forma amounts shown below (in thousands, except per share amounts):

-----------------------------------------------------------------------------
                                             1998     1997    1996
-----------------------------------------------------------------------------
Net earnings ...............  As reported  $41,242  $25,651  $17,857
                              Pro forma    $40,889  $25,458  $17,767
Basic earnings per share....  As reported  $  2.45  $  1.93  $  1.65
                              Pro forma    $  2.43  $  1.91  $  1.64
Diluted earnings per share..  As reported  $  2.38  $  1.54  $  1.21
                              Pro forma    $  2.36  $  1.54  $  1.21
--------------------------------------------------------------------

   The following table summarizes the weighted average remaining contractual life and weighted average exercise price of options outstanding at January 31, 1999 and the weighted average exercise price of options exercisable at January 31, 1999:


-----------------------------------------------------------------------------------------
                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------
                                        WGTD. AVG                  NUMBER
                             NUMBER     REMAINING    WGTD. AVG.  EXERCISABLE   WGTD. AVG.
                           OUTSTANDING  CONTRACTUAL   EXERCISE     AT YEAR     EXERCISE
RANGE OF EXERCISE PRICES   AT YEAR END     LIFE        PRICE        END         PRICE
-----------------------------------------------------------------------------------------
$3 to $10 ..........         387,985        5.1      $  8.13      301,849      $ 7.81
$10 to $17 .........         161,331        8.1        10.65       49,592       10.67
$17 to $24 .........           7,800        9.7        23.38           --          --
$24 to $31 .........         149,419        9.2        28.63           --          --
                             -------                              -------
                             706,535                              351,441
                             -------                              -------
                             -------                              -------
-----------------------------------------------------------------------------------------

   The fair value of stock options used to compute the pro forma net earnings and net earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1998, 1997 and 1996: dividend yield of 1.5%; expected volatility of 24.6%; risk free interest rates ranging from 5.1% to 7.1%; and an expected life of seven years, five years for The Deferred Incentive Stock Purchase Plan.


                                                          Varlen Corporation 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
VARLEN CORPORATION AND SUBSIDIARIES

13. INDUSTRY SEGMENTS


   Information relating to the Company's segments is as follows (in thousands):
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       OPERATING      IDENTIFIABLE         CAPITAL    DEPRECIATION/
                                                      NET SALES         PROFIT           ASSETS         EXPENDITURES   AMORTIZATION
-----------------------------------------------------------------------------------------------------------------------------------
1998
Vehicular products ...............................   $345,832           $52,190         $167,800          $26,819          $11,071
Railroad products ................................    261,673            32,012*         251,082           10,909           12,788
Petroleum analyzers ..............................     39,167             4,046           39,424              825            1,581
                                                     -----------------------------------------------------------------------------
                                                      646,672            88,248          458,306           38,553           25,440
Corporate ........................................         --           (10,274)          17,218               97              550
Net interest expense .............................         --            (6,497)              --               --               --
                                                     -----------------------------------------------------------------------------
Total ............................................   $646,672           $71,477         $475,524          $38,650          $25,990
                                                     -----------------------------------------------------------------------------
                                                     -----------------------------------------------------------------------------
1997
Vehicular products ...............................   $275,894           $37,928         $138,219          $13,077          $10,463
Railroad products ................................    208,503            20,538          230,836            5,388           11,919
Petroleum analyzers ..............................     37,857             4,727           38,944              192            1,339
                                                     -----------------------------------------------------------------------------
                                                      522,254            63,193          407,999           18,657           23,721
Corporate ........................................         --            (8,410)          11,102              119              753
Net interest expense .............................         --            (9,302)              --               --               --
                                                     -----------------------------------------------------------------------------
Total ............................................   $522,254           $45,481         $419,101          $18,776          $24,474
                                                     -----------------------------------------------------------------------------
                                                     -----------------------------------------------------------------------------
1996
Vehicular products ...............................   $217,562           $27,265         $112,423          $14,055         $  9,127
Railroad products ................................    146,437            10,142          235,994            3,573            7,416
Petroleum analyzers ..............................     45,476             9,781**         34,695              431            1,731
                                                     -----------------------------------------------------------------------------
                                                      409,475            47,188          383,112           18,059           18,274
Corporate ........................................         --            (6,617)          10,766              134              824
Net interest expense .............................         --            (8,740)              --               --               --
                                                     -----------------------------------------------------------------------------
Total ............................................   $409,475           $31,831         $393,878          $18,193          $19,098
                                                     -----------------------------------------------------------------------------
                                                     -----------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

  *INCLUDES A $2.3 MILLION PRE-TAX CHARGE FOR DOMESTIC FACILITY CLOSURE AND
   RELATED COSTS PARTIALLY OFFSET BY A $1.1 MILLION PRE-TAX ACCOUNTING GAIN FROM PENSION PLAN CHANGES.

**INCLUDES A $3.7 MILLION PRE-TAX GAIN ON THE SALE OF A DIVISION.

Information relating to the Company by geographic area is as follows (in thousands):
-------------------------------------------------------------------
                                       NET      NET    IDENTIFIABLE
                                      SALES  EARNINGS     ASSETS
--------------------------------------------------------------------
1998

Domestic Operations .............. $590,752  $50,077    $421,015
European Operations ..............   55,920    2,411      54,509
                                   --------  -------    --------
                                    646,672   52,488     475,524
Corporate and net interest expense       --  (11,246)         --
                                   --------  -------    --------
Total ............................ $646,672  $41,242    $475,524
                                   -----------------------------
                                   -----------------------------
1997
Domestic Operations .............. $477,820  $35,432    $370,727
European Operations ..............   44,434    1,453      48,374
                                   -----------------------------
                                    522,254   36,885     419,101
Corporate and net interest expense       --  (11,234)         --
                                   -----------------------------
Total ............................ $522,254  $25,651    $419,101
                                   -----------------------------
                                   -----------------------------
1996
Domestic Operations .............. $381,993  $27,321*   $366,051
European Operations ..............   27,482      187      27,827
                                   -----------------------------
                                    409,475   27,508     393,878
Corporate and net interest expense       --   (9,651)         --
                                   -----------------------------
Total ............................ $409,475  $17,857    $393,878
                                   -----------------------------
                                   -----------------------------
----------------------------------------------------------------

*INCLUDES A $2.1 MILLION AFTER-TAX GAIN ON THE SALE OF A DIVISION.

   Export sales from the Company's United States operations were 10%, 11% and 10%, respectively, of consolidated net sales in 1998, 1997 and 1996.

   Sales to one customer by a company in the vehicular products segment aggregated 19% of consolidated net sales in 1998 and 15% in each of 1997 and 1996. In addition, sales of one product to customers of the vehicular products segment aggregated 16%, 12% and 12% of consolidated net sales in 1998, 1997 and 1996, respectively. Sales of two products to customers of the railroad products segment were 14%, 14% and 10% of one product and 12%, 9% and 9% of another product of consolidated net sales in 1998, 1997 and 1996, respectively.

14. STOCKHOLDERS' EQUITY

On September 28, 1998, the Company's Board of Directors declared a five-for-four stock split effected in the form of a stock dividend payable on November 17, 1998 to stockholders of record on October 30, 1998. The dividend resulted in the issuance of approximately 3.4 million new shares of Common Stock. All share and per share amounts have been restated to reflect the stock dividend.

   On September 29, 1997, the Company's Board of Directors declared a three-for-two stock split effected in the form of a stock dividend payable on November 18, 1997 to stockholders of record on October 31, 1997. The dividend resulted in the issuance of approximately 5.5 million new shares of Common Stock.


26 Varlen Corporation

   On May 29, 1996, the Company's Board of Directors declared a 10% stock dividend payable on July 15, 1996 to stockholders of record on July 1, 1996. The dividend resulted in the issuance of approximately 653,000 new shares of Common Stock and the reissuance of the remaining 328,125 shares of Common Stock held in treasury.

   On January 4, 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of its Common Stock or the equivalent amount of its 6 1/2 percent convertible subordinated debentures by the Company. As of January 31, 1999, 181,000 shares (before restatement for the stock dividends) of the Company's Common Stock were purchased under this authorization and recorded as treasury shares, at cost.

   Retained earnings includes stock subscriptions receivable of $169,000, $380,000 and $464,000 at January 31, 1999, 1998 and 1997, respectively.

15. STOCK PURCHASE RIGHTS

On June 18, 1996, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Common Stock of the Company. The Rights are designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a control premium. The Rights do not prevent a takeover, but encourage anyone seeking to acquire the Company to negotiate with the Company's Board of Directors prior to attempting a takeover.

   Each Right entitles shareholders to buy one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $72.00. The Rights can be exercised if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer for 15% or more of the Common Stock. The Company's Board is entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquires 15% or more of the outstanding Common Stock.

   If a person acquires 15% or more of the Company's outstanding Common Stock, each Right entitles its holder to purchase, at the Right's exercise price, a number of shares of the Company's Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the 15% holder become void and cannot be exercised to purchase shares at the bargain purchase price.

   If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common
Stock, each Right entitles its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

16. COMPREHENSIVE INCOME

The components of other comprehensive income in the Consolidated Statements of Stockholders' Equity are as follows (in thousands):

-------------------------------------------------------------------------------
                                                1998        1997        1996
-------------------------------------------------------------------------------
Currency translation adjustments ..........   $2,583      $(3,667)     $(1,582)
Income taxes ..............................      555         (650)        (383)
                                              ---------------------------------
  Net currency translation adjustment          2,028       (3,017)      (1,199)
                                              ---------------------------------
Minimum pension liability .................      177          (98)          (8)
Income taxes ..............................       55          (28)          (2)
                                              ---------------------------------
  Net minimum pension liability ...........      122          (70)          (6)
                                              ---------------------------------
Other comprehensive  income ...............   $2,150      $(3,087)     $(1,205)
                                              ---------------------------------
                                              ---------------------------------
-------------------------------------------------------------------------------

The components of other non-owner changes in equity (net of tax) in the Consolidated Balance Sheets are as follows (in thousands):

-------------------------------------------------------------------------------
                                                      1998            1997
-------------------------------------------------------------------------------
Foreign currency translation adjustment .........  $  (705)          $(2,733)
Minimum pension liability adjustment ............       --              (122)
                                               --------------------------------
Accumulated other comprehensive income ..........  $  (705)          $(2,855)
                                               --------------------------------
                                               --------------------------------
-------------------------------------------------------------------------------

17. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following information is presented in thousands of dollars, except per share amounts:

-------------------------------------------------------------------------------
                                            FIRST    SECOND     THIRD   FOURTH
                                           QUARTER   QUARTER   QUARTER  QUARTER
--------------------------------------------------------------------------------
Net sales ....................... 1998    $164,615  $152,399  $164,554  $165,104
                                  1997     123,975   125,471   135,830   136,978

Gross profit .................... 1998      43,343    39,665    42,841    42,888
                                  1997      29,405    30,397    33,882    35,986

Net earnings .................... 1998      11,036     9,727    10,843     9,636
                                  1997       5,009     5,438     7,675     7,529
Basic earnings
  per share ....................  1998        0.66      0.58      0.64      0.57
                                  1997        0.47      0.50      0.51      0.45
Diluted earnings
  per share ....................  1998        0.63      0.56      0.63      0.56
                                  1997        0.34      0.36      0.41      0.43
--------------------------------------------------------------------------------

QUARTERLY MARKET AND
DIVIDEND INFORMATION

--------------------------------------------------------------------------------
                                     1998                         1997
                                 -----------------------------------------------
Fiscal Quarter                   HIGH        LOW              High         Low
--------------------------------------------------------------------------------
First ......................    30.80       19.70            12.26         9.74
Second .....................    31.20       24.20            17.26        12.00
Third ......................    26.20       17.20            25.46        15.66
Fourth .....................    30.13       22.25            24.20        18.60
--------------------------------------------------------------------------------

   The Company paid a $.05 quarterly dividend in both 1998 and 1997. The Company estimates its number of shareholders of Common Stock, $.10 par value, is approximately 3,300 as of January 31, 1999, which includes approximately 400 shareholders of record and 2,900 who hold shares in "nominee" or "street" name.


                                                          Varlen Corporation 27

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

   Varlen's internal audit function reviews the accounting records, financial controls and practices periodically based on risk assessment to determine compliance with corporate policies. The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors appointed by the Board of Directors. Their responsibility is to audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the statements being presented fairly in conformity with generally accepted accounting principles.

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

RAYMOND A. JEAN                       RICHARD A. NUNEMAKER
President and                         Vice President, Finance and
Chief Executive Officer               Chief Financial Officer

March 8, 1999


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
VARLEN CORPORATION, NAPERVILLE, ILLINOIS:

We have audited the accompanying consolidated balance sheets of Varlen Corporation and subsidiaries as of January 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Varlen Corporation and subsidiaries as of January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Chicago, Illinois

March 8, 1999


28  Varlen Corporation

BOARD OF DIRECTORS

RAYMOND A. JEAN, age 56
*President and Chief Executive Officer
Director of Lindberg Corporation

ERNEST H. LORCH, age 66 n s
Senior Chairman of the Board
*Of Counsel to Whitman Breed
Abbott & Morgan, Attorneys
Director of Tyler Corporation

L. WILLIAM MILES, age 65 n
*Vice President for Administration,
Fairfield University, Connecticut

GREG A. ROSENBAUM, age 46 n
*President, Palisades Associates, Inc.

JOSEPH J. ROSS, age 53 l s
*Chairman, President and Chief Executive
Officer of Federal Signal Corporation

THEODORE A. RUPPERT, age 68 l
*Sole proprietor, Village Development;
Chairman, Chief Executive Officer,
President and Director of Glaize
Development and Director of
Pioneer Bank and Trust

RICHARD L. WELLEK, age 60 s
*Chairman of the Board
Retired Chief Executive Officer

* Principal Occupation
l Member Audit Committee
n Member Compensation Committee
s Member Nominating and Organization Committee


OFFICERS

RAYMOND A. JEAN, age 56
Chief Executive Officer (1999) and
President (1997); Executive Vice President and Chief Operating Officer (1993);
Group Vice President (1988-1992);
B.S. Engineering Physics, University of
Maine; M.B.A. University of Chicago

GEORGE W. HOFFMAN, age 58
Vice President (1990); President of
Keystone Industries (1984); Executive
Vice President of Operations of Keystone
Industries (1979-1984);
B.S. Chemical Engineering, University
of Pittsburgh

RICHARD A. NUNEMAKER, age 50
Vice President, Finance and Chief
Financial Officer (1991); Vice President,
Controller (1987); B.S. Accountancy;
M.A.S. University of Illinois, C.P.A.

VICKI L. CASMERE, age 41
Vice President, General Counsel
and Secretary (1996); Corporate
Counsel of Caremark Inc. (1992-1996),
Vice President (1994);
B.S. Finance, University of Illinois;
J.D. The John Marshall Law School

WILLIAM J. ROTENBERRY, age 44
Vice President, Business Development
(1998); Vice President, Business
Development, Scotsman Industries (1996-
1998); Director of Corporate Development,
Joslyn Corporation (1990-1996);
B.S. Marketing, Bradley University;
J.D. DePaul University;
M.B.A. Northwestern University


GENERAL INFORMATION

TRANSFER AGENT
Harris Trust & Savings Bank
311 West Monroe Street, 14th Floor
P.O. Box A3504
Chicago, Illinois 60690

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

SHARES LISTED
Varlen Corporation common stock is
traded on the Nasdaq Stock Market under
the symbol VRLN.

INFORMATION CONTACT
Richard A. Nunemaker
Vice President, Finance and Chief
Financial Officer
55 Shuman Boulevard
P.O. Box 3089
Naperville, Illinois 60566-7089
(630) 420-0400

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held at 10 a.m. (local time)
Wednesday, May 26, 1999 at the
Radison Hotel Lisle-Naperville,
3000 Warrenville Road, Lisle, Illinois 60532.

VARLEN WORLD WIDE WEB SITE
HTTP://WWW.VARLEN.COM


SAFE HARBOR PROVISION

This Annual Report contains outlook and other forward-looking statements which are not historical facts. These forward-looking statements are based upon certain assumptions about a number of important factors. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting these factors, that they are subject to change at any time and that any such change could cause actual events and the Company's actual results to differ materially from those predicted or projected in its forward-looking statements. Among the factors that could cause actual results to differ materially are: the growth and size of the markets in which the Company operates; the demand for the products of the Company and those that incorporate Company products and other market acceptance risks; the presence in the Company's market of competitors with greater financial resources, and the impact of competitive products and pricing; actual product purchases under existing purchase agreements and the loss of any significant customers; general market conditions; the ability of the Company to develop new products; capacity and supply constraints or difficulties; the ability of the Company to maintain and improve the productivity and efficiency of operations and reduce costs; availability of resources; litigation results; the results of the Company's financing efforts; the effect of the Company's accounting policies; and the effects of general economic, trade, legal, regulatory, social and economic conditions. In addition, from time to time the Company may engage in certain extraordinary transactions, such as a significant acquisition or divestiture, which could also cause actual events and the Company's actual results to differ materially from those predicted or projected in its forward-looking statements. Other risk factors may be detailed from time to time in the Company's Securities and Exchange Commission filings. The Company assumes no obligation to update its forward-looking statements or advise of changes in the assumptions and factors on which they are based.

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

[LOGO]


Varlen Corporation
55 Shuman Blvd., P.O. Box 3089
Naperville, Illinois 60566-7089
(630) 420-0400


VARLEN WORLDWIDE

RAILROAD PRODUCTS
---------------------------

[logo]
Acieries de Ploermel

[logo]
Brenco, Incorporated

[Logo]
Chrome Crankshaft Company of Illinois

[Logo]
Dynamic Corporation

[Logo]
Eisenbahntechnik Halberstadt

[Logo]
Karl Georg Bahntechnik GmbH

[Logo]
Keystone Railway Equipment Company

[Logo]
"KG" Ringfeder Bahntechnik GmbH

[Logo]
Prime Manufacturing Corporation

[Logo]
Unit Rail Anchor Company, Inc

[Logo]
Wakomp s.r.o.

PETROLEUM ANALYZERS
---------------------------
VARLEN INSTRUMENTS INC.
   MANUFACTURERS OF:

[Logo]
Alcor

[Logo]
Herzog

[Logo]
PetroSpec

[Logo]
Precision Scientific

VEHICULAR PRODUCTS
---------------------------
Consolidated Metco, Inc.

[Logo]
Means Industries, Inc.